SEC File No.
082-02523

| annual report 2006 |

COMMERZBANK GROUP

COMMERZBANK


CityLife
Netzwerk
Kompetenz
ZERTIFIKATE AWARD 2006
1. Platz

structure of commerzbank group

Board of Managing Directors

Corporate Divisions

Group Management

Staff departments

- Accounting and Taxes
- Credit Risk and Economic Capital Control
- Credit Risk Management Private and Business Customers
- Financial Controlling
- Global Credit Risk Management Commercial Real Estate and Public Finance
- Global Credit Risk Management Corporates & Markets
- Group Communications
- Group Compliance
- Human Resources
- Internal Auditing
- Legal Services
- Risk Strategy/Market and Operational Risk Control
- Strategy and Controlling

Retail Banking and Asset Management | **Corporate and Investment Banking** | **Commercial Real Estate, Public Finance and Treasury**

Banking departments

Retail Banking and Asset Management:

- German Asset Management
- International Asset Management
- Private Banking
- Private and Business Customers
- Retail Credit
- comdirect bank AG

Corporate and Investment Banking:

- ***Mittelstand***
  - Corporate Banking
  - Financial Institutions
  - BRE Bank SA
- **Corporates & Markets**

Commercial Real Estate, Public Finance and Treasury:

- Commercial Real Estate
- Commerz Grundbesitzgesellschaft mbH
- CommerzLeasing und Immobilien AG
- Group Treasury
- Public Finance

Domestic and foreign branch network

Cooperation in bancassurance area

Services

Service departments

- Information Technology
- Organization
- Transaction Banking

Subsidiaries and participations in Germany and abroad

highlights of commerzbank group

	2006	2005[1]
Income statement		
Operating profit (€ m)	2,628	1,757
Operating profit per share (€)	4.00	2.91
Pre-tax profit (€ m)	2,375	1,720
Consolidated surplus (€ m)	1,597	1,187
Earnings per share (€)	2.43	1.97
Operating return on equity (%)	21.5	17.2
Cost/income ratio in operating business (%)	59.7	67.2
Return on equity of consolidated surplus (%)	14.1	12.8

	31.12.2006	31.12.2005[1]
Balance sheet		
Balance-sheet total (€ bn)	608.3	444.9
Risk-weighted assets according to BIS (€ bn)	231.5	149.7
Equity (€ bn) as shown in balance sheet	15.3	13.5
Own funds (€ bn) as shown in balance sheet	30.1	21.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	6.8	8.2
Core capital ratio, including market-risk position (%)	6.7	8.0
Own funds ratio (%)	11.1	12.5
Commerzbank share		
Number of shares issued (million units)	657.2	656.8
Share price (€, 1.1.–31.12.) high	33.96	27.06
low	24.66	15.17
Book value per share[2] (€)	22.34	20.80
Market capitalization (€ bn)	19.0	17.1
Customers	8,920,000	8,175,000
Staff		
Germany	27,250	25,304
Abroad	8,725	7,752
Total	35,975	33,056
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-[3]	A-2/A-
Fitch Ratings, London	F1/A	F2/A-

1) After adjustment due to change in the provision for possible loan losses; 2) excluding cash flow hedges;
3) raised to A-1/A in March 2007.

COMMERZBANK

German securities code no.: 803 200
ISIN: DE 0 008 032 004

invitation*

Dear shareholders,

We invite you to the **Annual General Meeting of shareholders** of Commerzbank Aktiengesellschaft, to be held in the Jahrhunderthalle Frankfurt, Frankfurt am Main-Höchst, Pfaffenwiese, **at 10 a.m. on Wednesday, May 16, 2007.**

AGENDA

1. Presentation of the established Financial Statements and Management Report of Commerzbank Aktiengesellschaft for the financial year 2006, together with the presentation of the approved Financial Statements and Management Report of the Commerzbank Group for the financial year 2006, the Report of the Supervisory Board and the Corporate Governance and Remuneration Report for the financial year 2006

2. Resolution on the appropriation of the distributable profit

The Board of Managing Directors and the Supervisory Board propose that the distributable profit of €492,876,405.75 earned in the financial year 2006 be used

to pay a dividend of €0.75

per no-par-value share which ranks for dividend payment.

3. Resolution on the approval of the actions of the members of the Board of Managing Directors

The Board of Managing Directors and the Supervisory Board propose that the actions of the members of the Board of Managing Directors who held office during the 2006 financial year be approved.

4. Resolution on the approval of the actions of the members of the Supervisory Board

The Board of Managing Directors and the Supervisory Board propose that the actions of the members of the Supervisory Board who held office during the 2006 financial year be approved.

5. Resolution on the appointment of the Auditors and the Group Auditors for the financial year 2007

The Supervisory Board proposes that PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, be appointed Auditors and Group Auditors as well as auditors for other verifications *("prüferische Durchsichten")* envisaged by the law for the 2007 financial year.

6. Resolution on the election of a new member to the Supervisory Board

Dr. Erhard Schipporeit has resigned from the Supervisory Board with effect from January 31, 2007. As a result the Supervisory Board currently has only nine shareholder representatives elected by the AGM.

In accordance with Art. 11 (2) Sentence 4 of the Articles of Association the Supervisory Board therefore proposes

Mr Friedrich Lürssen,
Bremen
Chief Executive Officer Fr. Lürssen Werft GmbH & Co. KG, Bremen

for election to the Supervisory Board for the remainder of the term of Dr. Erhard Schipporeit, i.e. until the completion of the 2008 AGM.

* This translation is intended for convenience purposes only and soleley the German version of the invitation to and the Agenda of the Annual General Meeting of shareholders shall be binding.

The Annual General Meeting (AGM) is not bound to comply with proposals for election. The Supervisory Board is constituted in accordance with Arts. 96 (1), and 101, (1) of the German Stock Corporation Act (*Aktiengesetz*, AktG) and Art. 7 (1), Sentence 1, no. 3 of the German Co-determination Act (*Mitbestimmungsgesetz*).

The shareholder representative proposed for election to the Supervisory Board is a member of a mandatory supervisory board or similar supervisory body in the following companies in Germany or abroad:

Membership of mandatory supervisory boards as defined in Art. 125, (1), Sentence 3, *Aktiengesetz* (as at date: March 19, 2007)

outside the Group (Art. 100, (2), Sentence 1, no. 1, *Aktiengesetz*)

Member of the Supervisory Board of Norddeutsche Steingut Aktiengesellschaft
Member of the Supervisory Board of Atlas Elektronik GmbH

Membership of similar supervisory bodies in commercial enterprises in Germany or abroad as defined in Art. 125, (1), Sentence 3, *Aktiengesetz* (as at date: March 19, 2007)

outside the Group (Art. 100, (2), Sentence 1, no. 1, *Aktiengesetz*)

Deputy Chairman of the Supervisory Board *(Verwaltungsrat)* of Finanzholding der Sparkasse in Bremen
Chairman of the Supervisory Board *(Verwaltungsrat)* of MTG Marinetechnik GmbH

7. Resolution on the authorization of Commerzbank Aktiengesellschaft to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act *(Aktiengesetz)*

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) Commerzbank Aktiengesellschaft shall be authorized to purchase and sell its own shares for the purpose of securities trading. The aggregate amount of shares to be acquired for this purpose shall not exceed 5% of the share capital of Commerzbank Aktiengesellschaft at the end of any given day. Together with the Bank's own shares purchased for other reasons, which are held by Commerzbank Aktiengesellschaft or are attributable to it pursuant to Art. 71a et seq., *Aktiengesetz*, the shares purchased on the basis of this authorization may at no time exceed 10% of the share capital of Commerzbank Aktiengesellschaft. The lowest price at which the Bank may buy one of its shares may not be more than 10% lower than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days prior to the purchase; the highest price at which the Bank may buy one of its own shares may not be more than 10% higher than this amount.

b) This authorization shall be valid until October 31, 2008. The authorization pursuant to Art. 71, (1), 7, *Aktiengesetz*, resolved by the AGM of Commerzbank Aktiengesellschaft on May 17, 2006 under point 9 of the agenda, will be cancelled when this new authorization becomes effective.

8. Resolution on the authorization for Commerzbank Aktiengesellschaft to purchase and use its own shares, pursuant to Art. 71, (1), no. 8, *Aktiengesetz*, with shareholders' subscription rights excluded and with the possibility to exclude shareholders' tender rights

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) Commerzbank Aktiengesellschaft shall be authorized to repurchase its own shares up to a level of 10% of the share capital for purposes other than securities trading. Together with the Bank's own shares purchased for other reasons, which are held by Commerzbank Aktiengesell-

schaft or are attributable to it pursuant to Art. 71a et seq., *Aktiengesetz*, the shares purchased on the basis of this authorization may at no time exceed 10% of the share capital of Commerzbank Aktiengesellschaft.

aa) The purchase may be effected at the discretion of the Board of Managing Directors (1) via the stock exchange, (2) by means of a public tender offer to all shareholders or (3) by means of a public invitation to all shareholders to submit an offer for the sale of shares (hereafter "invitation to sell").

(1) If the shares are purchased via the stock exchange, the price paid may not be more than 10% higher or lower (excluding incidental costs) than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the purchase.

(2) If the shares are purchased via a public tender offer Commerzbank Aktiengesellschaft shall determine the purchase price or a purchase price range per Commerzbank share. If a purchase price range is set the final price will be determined on the basis of the declarations of acceptance received. The purchase price or the purchase price range may not be more than 10% higher or lower (excluding incidental costs) than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the final decision by the Board of Managing Directors to issue the public tender offer ("key date"). The public tender offer may contain purchase price ranges, deadlines for acceptance, conditions and other provisions, in particular the possibility to adjust the price range if substantial movements occur in the Commerzbank share price after publication of the public tender offer. In this case, the key date for establishing the admissible upper and lower price limits is the day of the final decision by the Board of Managing Directors on an adjustment of the price range.

(3) If an invitation to sell is issued the purchase price or the purchase price range will be determined on the basis of the offers received by Commerzbank Aktiengesellschaft. However, the purchase price or the purchase price range may not be more than 10% higher or lower (excluding incidental costs) than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the day on which the offers to sell are accepted by Commerzbank Aktiengesellschaft. The invitation to sell may contain purchase price ranges, deadlines for acceptance, conditions and other provisions, in particular the possibility to adjust the price range if substantial price movements occur in the Commerzbank share price after publication of the invitation to sell.

The authorization for the Bank to repurchase its own shares may be used on one or more occasions, wholly or in part, by Commerzbank Aktiengesellschaft or its Group companies (Art. 18 (1) *Aktiengesetz*) or by third parties acting on its behalf or on behalf of its Group companies, and in any combination of the purchase options described above.

bb) The provisions of the Securities Trading Act *(Wertpapierhandelsgesetz)* and the Commission Regulation (EC) No. 2273/2003 of December 22, 2003 shall be observed wherever and to the extent that they apply.

cc) If in the event of a repurchase via a public tender offer or an invitation to sell the number of Commerzbank shares tendered to Commerzbank Aktiengesellschaft exceeds the maximum number of Commerzbank shares intended for repurchase, the shares will be accepted on a quota basis in proportion to the number of Commerzbank shares tendered. Provision may be made for preferential acceptance of smaller numbers of up to 100 tendered shares per shareholder. The Board of Managing Directors is authorized to exclude shareholders' tender rights in respect of this provision.

b) The Board of Managing Directors is authorized to use the shares purchased on the basis of this authorization as follows:

aa) to sell them via the stock exchange or by means of a public offer to all shareholders;

bb) to sell them in ways other than via the stock exchange or by means of a public tender offer to all shareholders, provided that the repurchased shares are sold at a price that is not substantially lower than the market price of the shares of Commerzbank Aktiengesellschaft offering the same conditions at the time of sale. In this case the number of Commerzbank shares sold, together with new Commerzbank shares issued on the basis of authorizations for a capital increase for which shareholders' subscription rights have been excluded pursuant to Art. 186, (3), Sentence 4, *Aktiengesetz*, may not exceed 10% of the share capital of Commerzbank Aktiengesellschaft. Furthermore, this limit of 10% of the share capital includes shares which have either already been issued or are still to be issued to service bonds with conversion or option rights, insofar as the bonds were issued with subscription rights excluded through the application of Art. 186, (3), Sentence 4, *Aktiengesetz*, on the basis of an authorization valid at the time that the present authorization becomes effective;

cc) to sell them in ways other than via the stock exchange or by means of a public tender offer to all shareholders, where this is carried out for the purpose of acquiring companies or interests in companies;

dd) in the event of the shares being sold via the stock exchange or by means of a public tender offer to all shareholders, by granting subscription rights to the holders or creditors of convertible bonds or bonds with warrants or profit-sharing rights – with conversion or option rights – issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (Group companies as defined in Art. 18, (1), *Aktiengesetz*) to the extent of their entitlement to shares after they have exercised their conversion or option rights;

ee) to issue shares to employees of Commerzbank Aktiengesellschaft or of companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (Group companies as defined in Art. 18, (1), *Aktiengesetz*);

ff) to redeem and cancel the shares without the need for a further AGM resolution; the Supervisory Board is authorized to amend the Articles of Association to reflect the reduction in the share capital.

The above authorizations to use previously repurchased shares may be realized wholly or in part, in one or several tranches, individually or jointly. The use by Commerzbank Aktiengesellschaft of its own shares may be carried out in pursuit of one or more of the above-mentioned purposes. Shareholders' subscription rights to Commerzbank shares which are resold after having been purchased by Commerzbank Aktiengesellschaft shall be excluded insofar as these shares are used in accordance with the above authorizations under lit. bb) to lit. ee).

c) The Board of Managing Directors may only act on the above authorization under lit. b) with the prior approval of the Supervisory Board.

d) This authorization shall be valid until October 31, 2008. The authorization pursuant to Art. 71, (1), Sentence 8, *Aktiengesetz*, resolved by the AGM of Commerzbank Aktiengesellschaft on May 17, 2006 under point 10 of the Agenda, will be cancelled when this new authorization becomes effective.

9. Resolution on an amendment to the Articles of Association to reflect the German Transparency Directive Implementation Act *(Transparenzrichtlinie-Umsetzungsgesetz)*

The German Transparency Directive Implementation Act (The Implementing Act for Directive 2004/109/EC of the European Parliament and the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC) entered into force on January 20, 2007. The Act among other things regulates the electronic dissemination of information to holders of relevant securities. In relation to shares listed (on a stock exchange) the Act determines that the electronic dissemination of information is only permissible if – in addition to the individual consent of the shareholder – the AGM has also endorsed this form of dissemination of information. For this reason the ability to disseminate information to shareholders via electronic media is to be added to the Articles of Association.

The Board of Managing Directors and the Supervisory Board therefore propose that the following be resolved:

Art. 3 of the Articles of Association shall be reformulated as follows:

"(1) The announcements of the Company appear exclusively in the electronic Federal Gazette *(elektronischer Bundesanzeiger)*, unless otherwise prescribed by law.

(2) The Company is authorized to disseminate information to shareholders of the Company via electronic media with their agreement. Mandatory legal requirements, particularly concerning the convening of the AGM, shall remain unaffected."

10. Resolution on an amendment to the Articles of Association concerning the remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board has not been adjusted since 2003. The supervisory board remuneration of comparable companies is in some cases substantially higher. In order to continue to be able to attract qualified persons for the post of supervisory board member the remuneration of the supervisory board members of Commerzbank Aktiengesellschaft is therefore to be adjusted in line with market developments.

The Board of Managing Directors and the Supervisory Board therefore propose that the following be resolved:

Art. 15 of the Articles of Association shall be reformulated as follows, with the proposed new version taking effect from the second half of 2007 (on a pro-rata basis for the financial year):

"(1) Apart from being reimbursed for their expenses, the members of the Supervisory Board shall receive a basic remuneration consisting of the following for the relevant financial year:

1. a fixed remuneration of €40,000 and

2. a variable remuneration of €3,000 for each €0.05 of dividend paid to shareholders in respect of the past financial year in excess of a dividend of €0.10 per no-par-value-share.

(2) The chairman of the Supervisory Board shall receive three times and his deputy twice the basic remuneration as specified in paragraph 1.

(3) For their membership of a Supervisory Board committee that meets at least twice in a calendar year, the chairman of the committee shall receive an additional remuneration equal to the basic remuneration as specified in paragraph 1 and each member of the committee an additional remuneration equal to half of the basic remuneration as specified in paragraph 1.

(4) If a member of the Supervisory Board holds several of the offices mentioned in paragraphs 2 and 3, remuneration shall be paid in accordance with paragraphs 2 and 3 in respect of no more than three of these offices. The remuneration for each further office is thereby covered.

(5) Members of the Supervisory Board who have belonged to the Supervisory Board or a Supervisory Board committee for only part of a financial year shall receive a correspondingly smaller remuneration than specified in paragraphs 1 to 4.

(6) In addition, each member of the Supervisory Board shall receive an attendance fee of €1,500 for each attendance at a meeting of the Supervisory Board or a Supervisory Board committee.

(7) Both the fixed remuneration and the attendance fee shall be paid at the close of the financial year; the variable remuneration shall be paid after the close of the General Meeting, which approves the actions of the Supervisory Board during the relevant financial year. Any turnover tax to be paid on the remuneration shall be reimbursed by the Company."

11. Resolution on the approval of the profit and loss transfer agreement with Commerz Grundbesitzgesellschaft mbH, Wiesbaden

The Board of Managing Directors intends, after approval has been granted by the AGM, to conclude a profit and loss transfer agreement between Commerzbank Aktiengesellschaft and

- Commerz Grundbesitzgesellschaft mbH, Wiesbaden (hereafter "CGG" or "the Controlled Company")

CGG is an intermediary holding company, whose holdings include a stake in Commerz Grundbesitz Investmentgesellschaft mbh, Wiesbaden (hereafter "CGI") and the entire share capital of Commerz Grundbesitz Spezialfondsgesellschaft mbh, Wiesbaden. Commerzbank Aktiengesellschaft is the sole shareholder of CGG.

The profit and loss transfer agreement with CGG is worded as follows (quoting the draft agreement dated February 12, 2007):

"Preamble

Commerzbank holds all the shares of the Controlled Company.

This does not affect the legal independence of the two companies. The management of the affairs and representation of the Controlled Company remain the responsibility of the management of the Controlled Company.

In the light of the above the contracting parties agree the following:

Art. 1 Profit and loss transfer

(1) The Controlled Company undertakes to transfer its entire profit as defined by Art. 301, AktG, less allocations to retained earnings as per Section 3, to Commerzbank during the term of this agreement (Art. 4 of the agreement).

(2) The Controlled Company may, with the approval of Commerzbank, allocate sums from its net income to retained earnings as defined by Art. 272, (3) of the German Commercial Code (HGB) only to the extent that this is justified on the basis of a reasonable commercial appraisal.

(3) Pursuant to Art. 302, AktG as amended, Commerzbank AG undertakes to offset any losses incurred during the term of the agreement, insofar as these losses are not offset by withdrawing sums from the retained earnings which were allocated to the retained earnings during the term of the agreement.

(4) The profit or loss transfer is payable at the date of the balance sheet of the Controlled Company. Interest at 5% p.a. is levied on the profit or loss transfer from the date at which it becomes payable until the date of payment.

Art. 2 Adoption of the financial statements

(1) The financial statements of the Controlled Company must be produced and adopted before those of Commerzbank.

(2) If the financial year of the Controlled Company ends at the same time as that of Commerzbank, the profit or loss of the Controlled Company being transferred must nonetheless be included in the financial statements of Commerzbank for the same financial year.

Art. 3 Amendments to the agreement

If the law or court rulings relevant to this agreement change, the right to amend the agreement in line with the changed circumstances remains reserved.

Art. 4 Duration of the agreement

(1) This transfer agreement requires approval by the AGM of Commerzbank Aktiengesellschaft and the shareholders' meeting of the Controlled Company. In order to be effective it must also be registered in the Commercial Register of the Controlled Company. The agreement will take effect from the beginning of the financial year in which it is registered in the Commercial Register.

(2) This agreement has been concluded for an indefinite period. It cannot be terminated before the expiry of 5 years. Thereafter it can be terminated by giving 6 months' notice to the end of the Controlled Company's financial year.

(3) In addition to the right of ordinary termination set out in Section 2 above the agreement can also be terminated for a grave cause. Grave causes permitting an extraordinary and immediate termination include the insolvency of one of the parties, grossly negligent or wilful infringements of the agreement, fraud or other illegal actions, or if more than 50% of Commerzbank's shareholding in the Controlled Company is sold or otherwise transferred to third parties.

(4) Amendments, additions and a termination of this agreement must be made in writing, unless more stringent requirements exist in law.

(5) If individual provisions of this agreement become wholly or partly invalid or inapplicable, or should there be a gap in this agreement, this shall not affect the validity of the remaining provisions. In its place a valid provision shall be agreed which corresponds to the purpose and intentions of the invalid or inapplicable provision. In the event of a gap in the agreement a provision shall be agreed which corresponds to what would have been agreed in accordance with the purpose and intention of this agreement if the matter in question had been considered earlier."

In order to come into effect the profit and loss transfer agreement must first be approved both by the AGM of Commerzbank Aktiengesellschaft, which is to be provided in the form of approval of the draft agreement of February 12, 2007, and by the share-

holders' meeting of CGG. The agreement is to be concluded as soon as possible after the AGM of Commerzbank Aktiengesellschaft on May 16, 2007 and the approval of the shareholders' meeting of CGG.

As Commerzbank Aktiengesellschaft is the sole shareholder of CGG, no obligation exists to make compensation or indemnity payments to external shareholders; for the same reason the profit and loss transfer agreement does not have to be examined by an external contract auditor (Art. 293b, (1), Half-Sentence 2, *Aktiengesetz*). In connection with the profit and loss transfer agreement between Commerzbank Aktiengesellschaft and CGG a profit and loss transfer agreement is to be concluded – subject to the approval of their respective shareholders' meetings – between CGG and CGI.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

The profit and loss transfer agreement between Commerzbank Aktiengesellschaft and Commerz Grundbesitzgesellschaft mbH, Wiesbaden is approved.

Report of the Board of Managing Directors to the AGM pursuant to Arts. 186, (4), Sentence 2, 71 (1), No. 8, Sentence 5, *Aktiengesetz*, on the option envisaged under point 8 of the Agenda to exclude shareholders' subscription or tender rights

Under Art. 71, (1), no. 8, *Aktiengesetz* it is possible for the Bank to purchase its own shares up to a limit of 10% of the share capital on the basis of an authorization by the AGM that is valid for a maximum of 18 months. The Board of Managing Directors and the Supervisory Board propose that the AGM should again resolve such an authorization this year in order to provide Commerzbank Aktiengesellschaft with the required latitude for manoeuvre. The proposed resolution under point 8 of the Agenda entails such authorization, limited to a period of slightly less than 18 months. Trading in the Bank's own shares is not permitted on the basis of this authorization and will not be carried out.

a) The proposed authorization will enable the Board of Managing Directors to purchase Commerzbank Aktiengesellschaft's own shares up to a limit of 10% of its share capital in the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders. The purchase price may not be more than 10% higher or lower than the average market price on the three trading days preceding the acquisition date (in the case of purchase via the stock exchange) or the date of the final decision by the Board of Managing Directors to make the public tender offer, or the date on which the offers to sell are accepted by Commerzbank Aktiengesellschaft (in the case of a public invitation to sell). In order to ensure maximum flexibility the authorization permits the board to adjust price ranges for public tender offers or invitations to sell published on the basis of the authorization in the event that substantial movements occur in the Commerzbank share price after the publication date. This flexibility ensures that, in the interests of Commerzbank Aktiengesellschaft and consequently that of its shareholders, an adequate purchase price is paid for the Bank's own shares. When exercising the authorization to purchase the Bank's own shares the limits prescribed by Art. 71 (2) *Aktiengesetz* must be observed in any event. These require that the Bank's own shares purchased, together with other own shares purchased and still held by Commerzbank Aktiengesellschaft or which are attributable to it pursuant to Art. 71a et seq., *Aktiengesetz*, may not exceed 10% of the share capital of Commerzbank Aktiengesellschaft.

b) Both in the purchase of the Bank's own shares and in the use of these shares the principle of equal treatment of all shareholders must be observed in accordance with Art. 53a, *Aktiengesetz*. The Board of Managing Directors will observe this principle when purchasing the shares by effecting the purchase at its discretion solely via the stock exchange, by means of a public tender offer or by means of a public invitation to shareholders to submit an offer to sell. As a result all shareholders will have the option in principle to sell or tender their shares to Commerzbank Aktiengesellschaft.

In order to simplify the purchase procedure and in certain circumstances to make it possible in the first place, the authorization also provides under lit. a) to cc) that with a public tender offer or an invitation to sell own shares can be purchased excluding the tender rights of shareholders. If the number of Commerzbank shares offered to the Bank exceeds the number of shares which the Bank wishes to purchase, the shares will be purchased on a proportionate basis. Preferential acceptance of smaller numbers of up to 100 tendered shares is permissible. The Board of Managing Directors is authorized to exclude shareholders' right to tender their shares to the extent required to enable this simplification of the purchase procedure.

c) Under the authorization proposed to the AGM the own shares purchased by Commerzbank Aktiengesellschaft ("Treasury Shares") may be redeemed, which would reduce the share capital of Commerzbank Aktiengesellschaft accordingly. This is a possible way for the Bank to return capital which it no longer requires to the shareholders. In addition to redemption the authorization also permits the sale of Treasury Shares through a public tender offer to all shareholders or via the stock exchange. In all three cases, just as in the prior purchase of own shares – as set out above – the shareholders' right to equal treatment arising from Art. 53a *Aktiengesetz* will be protected.

In line with the legal provisions of Art. 71, (1), no. 8, Sentence 5, *Aktiengesetz*, the authorization proposed under point 8 of the Agenda also permits the Board of Managing Directors to sell Treasury Shares in other ways than via the stock exchange or by means of an offer to all shareholders, thereby excluding shareholders' subscription rights. This is also in the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders, as shares may then for instance be sold to institutional investors, thereby gaining new shareholders in Germany and abroad. At the same time this provision enables Commerzbank Aktiengesellschaft, within the limit of 10% of its share capital established by Art. 71, (1), no. 8, *Aktiengesetz*, to adjust its share capital flexibly to current business requirements and so respond rapidly to favourable stock market conditions.

The position of the shareholders both in terms of their financial interests and their voting rights will be adequately protected if the Bank's Treasury Shares are sold with shareholders' subscription rights excluded on the basis of the provisions of Art. 71, (1), no. 8, *Aktiengesetz*. The authorization is limited to a maximum of 10% of the Company's share capital; this meets the requirements of Art. 71, (1), no. 8, *Aktiengesetz* in conjunction with Art. 186, (3), Sentence 4, *Aktiengesetz*. In addition, the Board of Managing Directors will only use this authorization such that overall – i.e. including previously granted authorizations – the limit of 10% of the share capital provided for in Art. 186, (3), Sentence 4, *Aktiengesetz* is observed. Any potential dilution of the shareholders' ownership stake in the company will therefore remain within the limits laid down by law. Furthermore, if they are disposed of other than via the stock exchange or by means of an offer to all shareholders, the Treasury Shares may only be sold at a price which is not substantially lower than the market price of Commerzbank shares offering the same conditions at the date of their disposal. As a result, shareholders will not experience any dilution in the value of their shareholding. Shareholders will suffer no disadvantage – even if they wish to maintain their ownership stake – as they can purchase the relevant additional number of shares via the stock exchange at any time on essentially the same conditions.

The proposed resolution further provides that the shares purchased on this basis may be used, with shareholders' subscription rights excluded, to acquire companies or interests in companies by offering the shares by way of payment. This enables Commerzbank Aktiengesellschaft to use its Treasury Shares as an acquisition currency. National and international competition frequently requires companies to use their own shares in payment when interests in other com-

panies are being acquired. The proposed authorization, therefore, is intended to make it possible for the Company to take advantage of opportunities to acquire companies or interests in other companies flexibly and on reasonable terms in the interests of shareholders. The use of Treasury Shares requires less liquidity and may therefore be more economical than the use of cash.

The authorization also provides for the possible exclusion of subscription rights in order to offer the repurchased shares for subscription to the holders or creditors of conversion or option rights issued by Commerzbank Aktiengesellschaft or by companies in which it holds a majority interest. In this way the Board of Managing Directors can offer the holders or creditors of conversion and option rights protection against dilution, as envisaged in the terms and conditions for these rights, without having to offer cash compensation or a reduction in the conversion or option price. In such cases the use of Treasury Shares may be more economical than, for example, reducing the conversion price, as the proceeds expected from an issue of convertible bonds do not have to be reduced.

Finally, the proposed authorization provides for the Treasury Shares to be issued to employees of Commerzbank Aktiengesellschaft and companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (Group companies as defined in Art. 18, (1), *Aktiengesetz*). Employee shares remain an important instrument for increasing staff loyalty and motivation. Issuing employee shares can also be an instrument for creating more flexible and results-oriented remuneration structures. It is in the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders that, in addition to the authorized capital reserved for this purpose, a further basis is available for issuing shares to employees.

The Board of Managing Directors requires the prior approval of the Supervisory Board for any of the uses of the Bank's own shares envisaged under lit. b) of the proposed authorization.

Participation in the Annual General Meeting

At the date of convening this AGM (March 30, 2007) Commerzbank Aktiengesellschaft has issued a total of 657,168,541 no-par-value shares, which on principle confer an equal number of voting rights.

Shareholders are entitled to participate in the AGM and exercise their voting rights if they register by the close of business on May 9, 2007 with:

Commerzbank Aktiengesellschaft
Zentraler Servicebereich
Transaction Banking Markets – ZTB M 3.2.4
D-60261 Frankfurt am Main
Fax: 069/136-26351

providing evidence of the shares they hold.

The institution at which the custody acount is maintained must confirm that the shares are held; such confirmation has to relate to the beginning of the 21st day before the AGM, i.e. April 25, 2007 at 00.00 hours. The registration and evidence of the shares held have to be submitted in text form, in either German or English.

To participate in the AGM and exercise the voting rights, we recommend as in previous years that shareholders apply to their custodian bank or institution in good time for an AGM admission ticket. The custodian will arrange the necessary registration and confirm the shareholding to the abovementioned office. Shareholders will then be sent their AGM admission ticket. In order to ensure that the admission ticket arrives in time, we request that you order it at the earliest opportunity. Orders for admission tickets must reach the abovementioned office by May 9, 2007 at the latest.

Proxy voting

Shareholders who do not wish to attend the Annual General Meeting in person may have their voting rights exercised by proxy, e.g. by a shareholders' association or by a bank.

We also offer shareholders the opportunity to authorize proxies appointed by Commerzbank Aktiengesellschaft to vote on their behalf. Shareholders may grant them the necessary proxy authority and instructions either in writing or via the Internet. If shareholders wish to avail themselves of this option, they require an admission ticket – even if they do not wish to attend the AGM in person – which they should order at the earliest opportunity from their custodian bank. Together with the admission ticket, they will receive the form required for issuing proxy authority and instructions as well as the information on how to issue proxy authority and instructions via the Internet. Proxy authorities and instructions in writing must reach Commerzbank Aktiengesellschaft by May 14, 2007. Proxy authorities and instructions may be issued via Internet up to 8 p.m. on May 15, 2007. If the proxies appointed by Commerzbank Aktiengesellschaft receive a proxy authority and instructions for one and the same equity portfolio both by post and via Internet – both within the deadlines – only the information received by post shall be considered binding. If shareholders take part in the AGM in person, the proxy authority and instructions issued to the proxies appointed by Commerzbank Aktiengesellschaft either in writing or via Internet shall cease to be valid. Unless explicit instructions are provided on the individual points of the Agenda, the authority given to the proxies appointed by Commerzbank Aktiengesellschaft either in written form or via Internet shall be invalid.

Motions and proposals for election raised by shareholders

Pursuant to Arts. 126, (1), 127 (1), Sentence 1, *Aktiengesetz,* counter-motions to specific points on the Agenda or proposals for election must be sent in writing or by fax to the following address only:

Commerzbank Aktiengesellschaft
Zentraler Stab Recht
D-60261 Frankfurt am Main
Fax: (069)136-42196

Counter-motions to points on this Agenda and proposals for election which are received at this address by midnight on May 2, 2007 will be considered, as provided by Art. 126, *Aktiengesetz,* and published without delay on the Internet site of Commerzbank Aktiengesellschaft (www.commerzbank.com). Any comments issued by the management will similarly be published on the above-mentioned Internet site. Motions by shareholders not sent to the correct address or not received by the deadline cannot be considered.

Documents for the Annual General Meeting

From the day on which this announcement of the AGM is published, the following documents will be available for inspection at the offices of Commerzbank Aktiengesellschaft (Kaiserstrasse 16, 60311 Frankfurt am Main, Germany):

- this announcement of the AGM (with the report of the Board of Managing Directors on point 8 of the Agenda)
- the report of the Board of Managing Directors on point 8 of the Agenda signed by the members of the Board
- the annual report of the Commerzbank Group for 2006, containing the Financial Statements, the Management Report, the Report of the Supervisory Board, the Corporate Governance Report, the Remuneration Report (part of the Management Report)

- the Financial Statements and Management Report of Commerzbank Aktiengesellschaft, containing the proposal of the Board of Managing Directors for the appropriation of the distributable profit

- the list of holdings in affiliated and other companies pursuant to Arts. 285 Sentence 1, no. 11 and 11a, 287, 313 (2) and (4) of the German Commercial Code (HGB)

- the Report of the Supervisory Board signed by the chairman of the Supervisory Board

- the Corporate Governance Report with the Remuneration Report, both signed by the members of the Board of Managing Directors and the chairman of the Supervisory Board

On point 11 of the Agenda

- the draft profit and loss transfer agreement between Commerzbank Aktiengesellschaft and Commerz Grundbesitzgesellschaft mbH

- the joint report of the Board of Managing Directors of Commerzbank Aktiengesellschaft and the management of Commerz Grundbesitzgesellschaft mbH on the profit and loss transfer agreement, signed by the members of the Board of Managing Directors and the management.

- the financial statements and management reports of Commerzbank Aktiengesellschaft for the last three financial years

- the financial statements and management reports of Commerz Grundbesitzgesellschaft mbH for the last three financial years

These AGM documents may be obtained from Commerzbank Aktiengesellschaft, ZKK, 60261 Frankfurt am Main, Germany and will be sent to each shareholder on request. Like this invitation to the AGM they are also available on the Internet site of Commerzbank Aktiengesellschaft (www.commerzbank.com).

Finally, this invitation and an abridged version of the annual report will be sent automatically to those of our shareholders whose shares are held in custody at a bank in Germany.

Broadcast of the AGM on the Internet

Shareholders may watch parts of the Annual General Meeting of Commerzbank Aktiengesellschaft live on the Internet from 10 a.m. onwards on May 16, 2007. The necessary access will be provided at www.commerzbank.com.

This announcement of the AGM has been published in the electronic Federal Gazette *(elektronischer Bundesanzeiger)* of March 30, 2007.

Frankfurt am Main, March 2007

COMMERZBANK
Aktiengesellschaft

The Board of Managing Directors


EUROMONEY
2006

EUROMONEY
2006
Awards for
excellence

EUROMONEY 2006

Awards for Excellence

Germany
Best Bank

COMMERZBANK

EUROMONEY 2006

Real Estate Awards

Best Global
Commercial Bank

EURO
HYPO


EUROMONEY
2006

EUROMONEY
2006
Awards for
excellence

EUROMONEY 2006

Awards for Excellence

Germany
Best Bank

COMMERZBANK

EUROMONEY 2006

Real Estate Awards

Best Global
Commercial Bank

EURO HYPO

/ ideas ahead /

All our efforts go towards doing justice to our customers' growing demands: every day, the staff at our branches demonstrate their expertise, commitment, ambition and great creativity when dealing with their customers. Our various fields of business have "ideas laboratories" where we are constantly working on innovative products and services. We believe the results are impressive. This annual report gives you the highlights of the products and services we provided last year. The members of staff who were directly involved in the development and implementation of these new ideas present them to you. They do so on behalf of all those who contributed to Commerzbank's excellent results in 2006. We are living modern banking: ideas ahead.





contents



KLAUS-PETER MÜLLER
Chairman of the
Board of Managing Directors

March 2007



Dear shareholders,

2006 was the best year in our history. We confirmed our regained profitability by posting a record result, an impressive achievement. As Germany's number two bank, we are respected and highly regarded both nationally and internationally. Even critical rating analysts and institutional investors have acknowledged our progress. It is also reflected in the encouraging rise in the Commerzbank share price. We not only reached our very demanding earnings targets, we exceeded them. The after-tax return on equity of 11.2% – after adjustments for extraordinary income items and restructuring expenses – is well above the 10% target that we set ourselves for 2006. This was achieved despite an unforeseeable special risk provision of nearly €300m. At the same time, the adjusted cost/income ratio improved from 69.8% to a healthy 64.0%. This means that we have come much closer to our medium-term target of no more than 60%.

We would like to share our business success with you, our shareholders. We will therefore propose to the Annual General Meeting that the dividend be raised by 50% to €0.75 per share. This is equivalent to a total payout of €493m – our highest distribution ever, with the exception of 2000, when we paid a special dividend because of the hefty proceeds from the IPO of comdirect bank. Our staff will also receive a larger profit-sharing payment. With the return on equity achieved in 2006 we surpassed the third of the yield levels set within the bank. The Bank will therefore pay out an amount of €73.5m, which will be distributed on an individual performance-related basis.

Our profit figures show that we have achieved a great deal in recent years. After several years of making operations leaner and adjusting to changed market conditions, Commerzbank is back on track and has caught up with the European banking industry. We are confident that the gap between our return on equity and that of comparable foreign competitors will gradually close in the years ahead. So we won't be resting on our laurels, but have raised the target for this year's adjusted after-tax return on equity from 11% to over 12%. This is only an interim goal, however. We hope to attain a sustainable 15% by the year 2010. To reach this goal, we must continue to shift our earnings to comparatively stable commission income and keep our costs under control. In areas in which we want to grow, we will no doubt be creating new jobs. At the same time, job cuts may be unavoidable if new technology makes certain work processes redundant.

We also expect support from the economy, which has finally picked up speed. My impression is that Germany is now in an upbeat mood both politically and economically, and this is a very favourable environment for the banking business. We intend to take advantage of this opportunity. We have therefore decided on an offensive strategy for the next few years and have established efficiency and growth programmes in all operative departments.

The element that we can realistically plan is organic growth, both at home and abroad. We are naturally also interested in the subject of acquisitions, and we are looking at the few opportunities available and analysing them carefully. However, they have to make strategic sense, be economically tenable and create added value for our shareholders. Unless these criteria are fully met, we prefer not to commit ourselves.

Let me take this opportunity to say a word about Commerzbank's corporate responsibility, an area in which we also made a great deal of progress in 2006. As promised last year, we have now published a code of ethical conduct. This applies to all staff members of Commerzbank AG – from senior management to trainees. We have also taken the important step of joining the United Nations Global Compact. The companies and organizations that participate in this voluntary network support and advocate human rights, fair labour practices and environmental protection. They also agree to undertake measures to fight corruption. We see our participation in the Global Compact as an incentive as well as an obligation. In Commerzbank's second sustainability report, to be published in autumn this year, we will report again in depth on our commitment and our progress in this area. We have, incidentally, for the first time calculated our expenses within the framework of Corporate Social Responsibility. Group-wide we expended more than €37m in 2006 on donations, sponsorships and other social activities. This demonstrates how seriously we take our responsibility.

We feel that we are well equipped in all areas for the challenges of the future. We owe our healthy condition to our staff and also to the confidence shown by our shareholders, customers and business partners.

I cordially invite you to this year's Annual General Meeting on Wednesday May 16, 2007 at the Jahrhunderthalle Frankfurt and look forward to seeing you there.



survey of the commerzbank group

World economy maintains strong growth

2006 was another extremely positive year for the world economy: for the third time in a row, a growth rate of some 5% was achieved. Once again it was South East Asia and North America that provided the main boost to this growth. However, the distinct tightening of monetary policy in the US led to the economy there losing steam in the second half. Even if the world economy grows somewhat more slowly in 2007, the economic environment can be expected to remain positive.

German business surprisingly dynamic

The big surprise last year was undoubtedly the upswing in German business, with a growth rate of 2.7% – the highest since the turn of the millennium. Strong demand for exports continued to be the main driver behind the economy, but companies also increased their capital expenditure, and construction reported a positive performance for the first time since 1999. Private consumption continued to be the weak feature despite a turn for the better in the labour market. In view of an expected weakening of the world economy, the raising of interest rates by the ECB and the tax increases that came into force at the beginning of 2007, the growth rate this year is likely to be lower. Nevertheless, there is plenty to suggest that the upturn will continue, albeit at a slower pace. Our assumption for this year is a growth rate of 1.7%.

Once again, the main feature on the financial markets was a significant rise in share prices. The surprisingly good economy and renewed strong increases in corporate profits pushed the DAX up by 22%. Given the global tendency for central banks to raise their key rates, yields on long-term government bonds initially rose sharply. Once the high point had been reached in the middle of the year, however, increasing concerns about the US economy pushed them back down again. On balance, yields in both the US and the Eurozone were somewhat higher at the end of the year than at the beginning.

Commerzbank Group reports record results

The positive economy and buoyant equity markets were favourable for our business. We not only met our earnings targets – we exceeded them. We achieved a return on equity on our consolidated surplus of 14.1% and a cost/income ratio of 59.7%. This success means that we can reward our shareholders with a 50% higher dividend.

We laid the basis for sustained future growth in 2006. We have almost completed the integration of Eurohypo, and have started growth initiatives in our core business areas. We have also continued our efforts to keep costs under control through improvements in efficiency.

Consolidated total assets over €600bn

When analysing our figures it is important to remember that Eurohypo was not consolidated at the end of 2005. As previously agreed, we raised our holding by 49.1% to 98.0% on March 31, 2006 and fully integrated Eurohypo into the consolidated balance sheet from this date onward. At the end of 2006 the

Commerzbank Group's total assets stood at €608.3bn, compared with €444.9bn one year earlier. On the asset side, the full consolidation of Eurohypo mainly affected claims on customers (up by 91.6% to €294.5bn) and the investments and securities portfolio (up by 56.9% to €135.3bn). The biggest changes in liabilities were in liabilities to customers (up by 37.3% to €141.2bn) and securitized liabilities, which more than doubled to €228.8bn.

The changes in liabilities to customers were mixed: savings deposits fell by 12.1% but demand and time deposits rose sharply by 44.1%.

Sustained earnings growth

Comparison between the figures reported for 2006 and 2005 in the income statement is also of only limited use. Up to the end of the first quarter in 2006, Eurohypo was only consolidated at equity. In other words, pro-rata earnings attributable to us were reported as part of net interest income under the item current result on investments. From the second quarter onwards, all of Eurohypo's figures are included in the income statement.

In 2006, the Commerzbank Group posted net interest income before provisions for possible loan losses of €3.92bn, 23.7% higher than in 2005. On a proforma basis, i.e. taking Eurohypo fully into account in the comparison, we achieved net interest income at the level of the previous year. While we succeeded in raising net interest income from private customers and in the *Mittelstand* business, the Public Finance segment and Treasury had to cope with a difficult interest-rate environment.

Provisions for possible loan losses totalled €878m. To harmonize the Commerzbank and Eurohypo risk models, we took a one-off expense of €293m in retail credit business in the third quarter. When this effect is stripped out of the calculations, the current provision dropped by a good fifth – not least as a result of our cautious valuation allowance policy in recent years. The provision for possible loan losses remained high for retail customers, but the need in our *Mittelstandsbank* and in Corporates & Markets was lower. Here we were even able to make net releases of provisions in the fourth quarter.

In the consolidated financial statements for 2006, we have undertaken a wide-ranging adaptation of the valuation provisions under IFRS to conform to the regulatory requirements of Basel II. The portfolio valuation allowances previously made for losses incurred but not yet recognized in the performing portfolio were switched to a process derived from the Basel II schema, taking off-balance sheet lending business into account for the first time. Adjustments were also made to 2005 and earlier years. The changes had virtually no effect on the income statement and only led to restatements in the balance sheet, particularly in retained earnings and investments in associated companies.

Structure of provision for possible loan losses

Commerzbank Group, in € m	2006	2005[1]	2004	2003	2002
Germany	845	584	836	791	956
Abroad	33	–63	0	293	365
Total net provisioning	878	521	836	1,084	1,321

1) after adjustment

Net commission income improved strongly by 18.5% to €2.86bn. The rise was across the board. The sustained upward trend came mainly from asset management and from retail securities transactions. These signs of progress show that we are on the right track with our strategy of aiming for higher commission income.

The biggest rise last year was in trading profit, which rose by more than 70% to the outstanding figure of €1.18bn. We were particularly successful in equity derivatives, interest-rate products and foreign exchange. The high profit on our investments and securities portfolio (€770m after €647m in the previous year) mainly came from the disposal of our holdings in Korea Exchange Bank and Ferrari. This reflected a continuation of our policy of disposing of non-strategic investments whenever opportune. We are perfectly willing to add new investments, however, if we believe it makes business sense. For instance, we acquired a 1.0% stake in Deutsche Börse AG and 15.3% of the Russian Promsvyazbank.

Administrative expenses still under control

We report administrative expenses of €5.20bn for 2006, 11.6% higher than in the previous year. On a pro-forma basis, this represents an increase of only 3%. The rise comes primarily from personnel expenses. This is because, in view of our good performance, we have made higher provisions for bonuses and incentive and performance plans. The number of employees has risen from 33,056 at the end of 2005 to the current level of 35,975. This number includes since April 2006 the approx. 2,400 employees of Eurohypo AG. Other expenses grew more moderately, and current depreciation on fixed assets and other intangible assets actually fell by another 23%.

Dividend payout reflects improved profitability

Operating profit grew year on year by almost 50%, reaching the record level of €2,628m. Restructuring expenses totalling €253m arose primarily for projects related to the integration of Eurohypo and improvements in IT processes and transaction banking.

After deduction of these restructuring expenses, taxes amounting to €587m and profit attributable to minority interests of €191m, the balance of €1,597m (previous year: €1,187m) represents the consolidated surplus. Of this amount, €1,104m will go towards retained earnings. The remaining consolidated profit of €493m represents the distributable profit of Commerzbank Aktiengesellschaft. We shall propose to the Annual General Meeting that the distributable profit be used to pay a dividend of 75 cents per Commerzbank share. We paid a dividend of 50 cents per share in the previous year, representing a total payout of €328m. Earnings per share rose from €1.97 in 2005 to €2.43.

Capital base significantly strengthened

Balance-sheet equity capital rose from €13.5bn in 2005 to the current level of €15.3bn. While subscribed capital and capital reserve were virtually unchanged, retained earnings rose by 28.1% as a result of the transfer from the consolidated surplus, and the consolidated profit was 50.3% higher. Despite the disposal of investments, the revaluation reserve remained at the solidly high level of €1.7bn.

Revaluation reserve
in € bn


1.4
1.5
1.8
2.0
1.6
1.1
1.5
1.7
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2005
2006

Hybrid capital was reported for the first time in the Commerzbank Group's balance sheet; the figure reported here at the end of 2006 totalled €3.5bn. First, we succeeded in issuing two hybrid bonds for institutional clients in parallel with the acquisition of the second tranche of the Eurohypo investment. In the autumn we launched a bond for private investors, for which there was much demand. Subordinated liabilities also rose sharply by 70.8%, while profit-sharing certificates were cut back by 14.7%.

Risk-weighted assets were up year on year by a good 50% to €231.5bn. Thanks to the significantly stronger capital base – partly as a result of hybrid capital – the core capital ratio including market-risk positions remained within our target range of 6.5% to 7%, at 6.7%. Our own funds ratio stood at 11.1% at the end of 2006.

New structure for segment reporting

We changed the organizational structure of the Commerzbank Group as part of the process of integrating Eurohypo. We have adapted our segment reporting to this new structure. In addition to the Retail Banking and Asset Management and the Corporate and Investment Banking divisions, we have now created the Commercial Real Estate, Public Finance and Treasury division. Details of the allocation of business areas and foreign regions to the various divisions may be found on page 136 of the annual report. To allow a better comparison, the figures for the previous year have also been adjusted to conform to the new structure.

Special charge in the Private and Business Customers segment

The Eurohypo retail banking business was integrated into this segment. The increase in the size of the loan portfolio pushed net interest income up by 10.9%. Net commission income also rose sharply by 9%. A negative feature was the extraordinary item mentioned above – a €293m rise in the provisions for possible loan losses. Administrative expenses also went up a good 9%; the main reason for this is the various growth programmes in the branch business and at comdirect bank.

We report an operating loss of €58m compared with a profit of €231m in the previous year. Adjusted for the extraordinary item, we would have had a stable profit despite the heavy capital expenditure. Most of the restructuring expense also falls within this segment, firstly to set up more "branches of the future", and secondly to expand the new platform for the retail credit business.

Asset Management: solid inflows of funds

Assets under management grew by 14% to €112bn. Thanks to this increase in volume combined with favourable market conditions we succeeded in improving net commission income by 27.8% to €735m. On the other hand, expenses also rose significantly by 27.3%. One of the reasons for this was the jump in personnel expenses as employees participated in the Bank's solid performance. Moreover, cominvest started a five-year growth programme last year which not only hit current administrative expenses but also initiated the need for restructuring provisions amounting to €22m. Operating profit rose by 15.8% to €139m.

***Mittelstand* carries on its successful course**

The domestic *Mittelstand* business was assisted in its net interest income and provisions for possible loan losses by the economic revival in Germany. It also achieved noteworthy growth in net commission income. Our Polish subsidiary BRE Bank had the best results in its history and contributed to the solid performance of this segment. Income rose by 10.8% to €1.9bn; administrative expenses were up by a moderate 3.7% – almost all as a result of BRE Bank's business expansion.

The operating profit reached €817m, compared with €670m a year earlier. *Mittelstand* accordingly contributed just under one-third of the Commerzbank Group's result.

Income at Corporates & Markets showing a sustained rise

This segment reported another good improvement in its profit last year. Our sharpened focus on and orientation towards customer-related business proved to be the right strategy. Income rose by 19.6% while administrative expenses, despite higher provisions for bonuses, only went up by 1.5%.

Operating profit was up by 65.4% to €617m. The key return figures rose in line with this pleasing trend. Above all the cost/income ratio, at 61.2%, is very low compared with other investment banking entities.

New segments: Commercial Real Estate and ...

This newly created segment encompasses Eurohypo's commercial real estate business, CommerzLeasing und Immobilien AG and Corecd GmbH (Commerzbank AG's commercial real estate business). The Commerz Grundbesitz Group, a provider of open-ended real-estate funds, is included in this segment with

Commerzbank Group profit per quarter
in € m



Operating profit
Net profit
551
401
301
180
429
268
476
338
960
743
700
285
337
217
631
352
Q1
Q2
Q3
Q4
2005
Q1
Q2
Q3
Q4
2006

effect from January 2007, but in this segment report still falls under Asset Management. The main feature of 2006 was the record new business figure of €35bn – 15% up on the previous record year of 2005.

It is not possible to compare the reported figures. On a pro-forma basis, there was a remarkable 38.5% improvement in operating profit. Of the restructuring expenses for the integration of Eurohypo, €13m relate to Commercial Real Estate.

... Public Finance and Treasury

This is the umbrella for Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the banking department Group Treasury. Here too it is not possible to compare the figures. On a pro-forma basis, operating profit fell by 7%. This was due to the difficult interest-rate environment last year.

Commerzbank Group earnings targets exceeded

We had targeted a return on equity of the consolidated surplus of more than 10% excluding special factors. We are reporting a return of 14.1% for 2006; on an adjusted basis this comes to 11.2%. In 2005, the reported return was 12.8%, or 9.9% excluding extraordinary items. We are accordingly a good deal closer to our goal of achieving an after-tax return on equity of 15% by 2010. We intend to advance further along this path in 2007.

The cost/income ratio is also an indicator of our success. Having been 67.2% in the previous year, it was 59.7% in 2006. We have therefore already hit our long-term target of a cost/income ratio of no more than 60%.

The pro-forma figures have not been audited.

QUARTER-BY-QUARTER TRENDS

2006 financial year

€ m	Total	4th quarter	3rd quarter[1]	2nd quarter[1]	1st quarter[1]
Net interest income	3,916	975	1,050	1,060	831
Provision for possible loan losses	–878	–79	–415	–225	–159
Net interest income after provisioning	3,038	896	635	835	672
Net commission income	2,861	781	703	659	718
Trading profit[2]	1,177	303	183	355	336
Net result on investments and securities portfolio	770	50	91	184	445
Other result	–14	–4	17	–6	–21
Operating expenses	5,204	1,395	1,292	1,327	1,190
Operating profit	**2,628**	**631**	**337**	**700**	**960**
Restructuring expenses	253	39	–	214	–
Pre-tax profit	**2,375**	**592**	**337**	**486**	**960**
Taxes on income	587	174	84	146	183
After-tax profit	**1,788**	**418**	**253**	**340**	**777**
Profit/loss attributable to minority interests	–191	–66	–36	–55	–34
Consolidated surplus	**1,597**	**352**	**217**	**285**	**743**

2005 financial year[1]

€ m	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest income	3,167	832	770	845	720
Provision for possible loan losses	–521	–29	–140	–165	–187
Net interest income after provisioning	2,646	803	630	680	533
Net commission income	2,415	645	599	593	578
Trading profit[2]	685	217	212	6	250
Net result on investments and securities portfolio	647	190	79	84	294
Other result	26	–9	6	26	3
Operating expenses	4,662	1,370	1,097	1,088	1,107
Operating profit	**1,757**	**476**	**429**	**301**	**551**
Restructuring expenses	37	37	–	–	–
Pre-tax profit	**1,720**	**439**	**429**	**301**	**551**
Taxes on income	427	89	130	88	120
After-tax profit	**1,293**	**350**	**299**	**213**	**431**
Profit/loss attributable to minority interests	–106	–12	–31	–33	–30
Consolidated surplus	**1,187**	**338**	**268**	**180**	**401**

1) After adjustment due to change in the provision for possible loan losses.
2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

corporate governance report

Responsible corporate governance has always been a high priority at Commerzbank. That is why we – the Supervisory Board and the Board of Managing Directors – expressly support the Code and the goals and objectives it pursues. Even at the time of publication of the German Corporate Governance Code, Commerzbank's Articles of Association and the rules of procedure for the Board of Managing Directors and Supervisory Board largely complied with its requirements. Wherever this was not yet the case, we have adjusted them to meet the regulations of the German Corporate Governance Code. The Articles of Association and the rules of procedure are available on the internet.

Commerzbank's corporate governance officer is Günter Hugger, Head of Legal Services. He is the person to contact for all corporate governance issues and has the task of advising the Board of Managing Directors and the Supervisory Board on the implementation of the German Corporate Governance Code and of reporting on its implementation by the Bank.

Recommendations of the German Corporate Governance Code

The Bank declares every year whether the recommendations of the Commission regarding conduct have been and will be complied with or explains which recommendations have not been and will not be implemented. This declaration of compliance by the Board of Managing Directors and the Supervisory Board is published on the Commerzbank website. The previous declarations of compliance made since 2002 can also be found there.

Commerzbank complies with virtually all of the recommendations of the German Corporate Governance Code in its version dated June 12, 2006; it deviates from them in only two points:

According to section 4.2.2, the full Supervisory Board should discuss and regularly review the structure of the system of compensation for the Board of Managing Directors. The Supervisory Board has entrusted matters related to the compensation of the Board of Managing Directors to its Presiding Committee, which resolves upon and deals with them independently. This procedure has proved successful. The Presiding Committee discusses the structure of the system of compensation, regularly reviews it and determines the amount of compensation for members of the Board of Managing Directors. It reports to the full Supervisory Board on its deliberations and decisions.

According to section 5.3.2 of the Code, the Audit Committee should deal not only with accounting issues and the audit of the annual financial statements, but also with issues related to the Bank's risk management. The Supervisory Board of Commerzbank has entrusted risk-management issues to the Risk Committee, which has dealt with the Bank's credit, market and operational risk for decades now, rather than to the Audit Committee. The fact that the chairman of the Audit Committee is also a member of the Risk Committee of the Supervisory Board ensures that the Audit Committee is extensively informed about risk management issues.

Suggestions of the German Corporate Governance Code

Commerzbank also largely complies with the suggestions of the German Corporate Governance Code, deviating from them in only a few points:

In derogation of section 2.3.3, the proxy can only be reached up to the day of the Annual General Meeting. However shareholders present or represented at the Annual General Meeting are able to give their proxy instructions on the day of the meeting as well.

In section 2.3.4, it is suggested that the Annual General Meeting be broadcast in its entirety on the internet. We broadcast the speeches of the Chairman of the Supervisory Board and the Chairman of the Board of Managing Directors, but not the general debate. For one thing, a complete broadcast seems inappropriate given the length of annual general meetings; for another, a speaker's personal rights have to be considered.

Section 3.6 of the German Corporate Governance Code suggests that separate preparatory meetings should be held regularly with shareholders and employees. We arrange such preparatory meetings only if the need arises.

According to section 5.1.2, the maximum possible term of appointment of five years should not be the rule for first-time appointments of members of the Board of Managing Directors. Commerzbank has followed this suggestion for first-time appointments since 2002; however Mr Knobloch has been appointed for five years, as prior to joining the Commerzbank Board of Managing Directors he had been CEO of Eurohypo, a board position comparable in its scope and significance.

Section 5.3.2 suggests that the chairman of the Audit Committee should not be a former member of the Board of Managing Directors. We have deliberately not adopted this suggestion as the expertise of the person in question takes priority for us.

The suggestion contained in section 5.4.6 that the members of the Supervisory Board should be elected at different dates and for different periods of office is not compatible with the German system of co-determination, as employee representatives have to be elected for five-year terms at the same time. The suggestion could therefore only be applied to shareholder representatives and would consequently lead to unequal treatment.

Finally, it is suggested in section 5.4.7 of the Code that the variable compensation of Supervisory Board members should also be related to the long-term performance of the company. At Commerzbank, the variable compensation of Supervisory Board members is related to the dividend payment. We consider this to be a transparent and readily understandable system.

Board of Managing Directors

The Board of Managing Directors is responsible for the independent management of the Company. In this function, it has to act in the Company's best interests and is committed to achieving a sustained increase in the value of the Company and to respecting the interests of shareholders, customers and employees. It develops the Company's strategy, coordinates it with the Supervisory Board and ensures its implementation. In addition, it sees that efficient

risk management and risk control measures are in place. The Board of Managing Directors conducts Commerzbank's business activities in accordance with the law, the Articles of Association, its rules of procedure and the relevant employment contracts. It cooperates on a basis of trust with Commerzbank's other bodies and with employee representatives.

The composition of the Board of Managing Directors and the responsibilities of its individual members are presented on pages 214 and 215 of this annual report.

Once again, in the 2006 financial year no members of the Board of Managing Directors were involved in conflicts of interest as defined in section 4.3 of the German Corporate Governance Code.

Extensive details of the compensation paid to the members of the Board of Managing Directors are given in the Remuneration Report on pages 17-22.

Supervisory Board

The Supervisory Board advises and supervises the Board of Managing Directors in its management of the Company. It conducts its business activities in accordance with legal requirements, the Articles of Association and its rules of procedure; it cooperates closely and on a basis of trust with the Board of Managing Directors.

The composition of the Supervisory Board and its committees is presented on pages 211 and 212 of this annual report. Information on the work of this body, its structure and its control function is provided by the report of the Supervisory Board on pages 206-210.

Every two years the Supervisory Board examines the efficiency of its activities by means of a detailed questionnaire. After a detailed survey was carried out at the end of 2005, there followed an abridged investigation in 2006. The result showed that the work of the Supervisory Board at Commerzbank continues to be considered professional, and the division of labour between the full Supervisory Board and its committees is seen as sensible and efficient. There will be another extensive efficiency check in 2007.

There were no conflicts of interest as defined in section 5.5 of the German Corporate Governance Code during the year under review.

Details of the compensation paid to the members of the Supervisory Board are given in the Remuneration Report on pages 23-25.

Accounting

For accounting purposes, the Commerzbank Group applies International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS); the parent company financial statements of Commerzbank AG are prepared under the rules of the German Commercial Code (HGB). The consolidated financial statements and the financial statements of the parent bank are prepared by the Board of Managing Directors and approved by the Supervisory Board. The audit is performed by the auditors elected by the Annual General Meeting. The annual financial statements also include a detailed risk report, providing information on the Company's responsible handling of the various types of risk. This appears on pages 70-99.

Shareholder relations and communication

The Annual General Meeting of shareholders takes place once a year. Its main tasks are to resolve upon the appropriation of the distributable profit and approve the actions of the Board of Managing Directors and the Supervisory Board and any amendments to the Articles of Association. If necessary, it authorizes the Board of Managing Directors to undertake capital-raising measures and approves the signing of profit-and-loss transfer agreements. Each share entitles the holder to one vote.

The Bank's shareholders may submit recommendations or other statements by letter or e-mail or may present them in person. The Bank's head-office quality management unit is responsible for dealing with written communication. At the Annual General Meeting, the Board of Managing Directors or the Supervisory Board comment or reply directly. At the same time, shareholders may influence the course of the Annual General Meeting by means of counter-motions or motions to extend the agenda. Shareholders may also apply for an Extraordinary General Meeting to be convened.

Commerzbank informs the public – and consequently shareholders as well – about the Bank's financial position and earnings performance four times a year; further corporate news items that may affect the share price are published in the form of ad hoc releases. The Board of Managing Directors reports on the annual financial statements and the quarterly results in press conferences and analysts' meetings. Commerzbank is increasingly using the possibilities offered by the internet for reporting purposes; those interested can find a wealth of information on the Commerzbank Group at www.commerzbank.com.

We are committed to communicating in an open and transparent manner with our shareholders and all other stakeholders. We intend to maintain this commitment in future.

Frankfurt, February 13, 2007

Commerzbank Aktiengesellschaft
The Board of Managing Directors — The Supervisory Board

remuneration report

The report follows the recommendations of the German Corporate Governance Code and takes account of the requirements of the German Commercial Code and IFRS as well as of the Disclosure of Remuneration of Members of the Board of Managing Directors Act *(VorstOG)*, which came into force on August 11, 2005.

BOARD OF MANAGING DIRECTORS

Principles of the remuneration system
The Supervisory Board has delegated its responsibility for remuneration for the Board of Managing Directors to its Presiding Committee, comprising Dr. h.c. Martin Kohlhaussen as Chairman, Uwe Tschäge as Deputy Chairman of the Supervisory Board, Prof. Dr. Jürgen F. Strube and Werner Malkhoff. In determining and, when appropriate, changing the remuneration structure, particular attention is paid to the situation and level of success achieved by the Company as well as to the performance of the Board of Managing Directors. Reviews are carried out routinely every two years. The current remuneration structure for members of the Board of Managing Directors was decided in July 2004 and supplemented in November 2006. The results of the first routine review of the remuneration structure did not have any effect on the year under review.

Remuneration comprises the following components: remuneration unrelated to performance, a variable performance-related bonus, long-term performance plans and pension commitments.

Components comprising remuneration unrelated to performance
The components comprising remuneration unrelated to performance include basic salary and remuneration in kind.

The basic salary, which is paid in equal monthly amounts, is €760,000 for the chairman of the Board of Managing Directors and €480,000 for the other members of the Board.

Remuneration in kind mainly consists of use of a company car and insurance contributions, and tax and social security contributions thereon. The specific amount varies between the individual members of the Board depending on their personal situation.

Components comprising performance-related bonus
Besides the fixed salary, members of the Board of Managing Directors receive a variable bonus based on the following key figures: return on equity (RoE) before tax, cost-income ratio (CIR) and operating earnings before tax (excluding special factors). Targets for each of these three equally-weighted parameters and a target bonus are set for each of the members of the Board of Managing Directors; the bonus resulting from these inputs is limited to twice the target bonus. To reward the individual performance of members of the Board of Managing Directors and to take account of exceptional developments, the Presiding Committee

may in addition raise or lower the bonus so calculated by up to 20%. Pay for serving on the boards of consolidated subsidiaries is set off against the variable bonus (this amounted in 2006 to a total of €543,000). The bonus for one financial year is paid out in the following year.

Long-term performance plans

For several years, the members of the Board of Managing Directors and other executives and selected staff of the Group have been able to participate in long-term performance plans (LTPs). These are virtual stock option plans that are offered each year and contain a promise to pay in the event that the Commerzbank share price outperforms the Dow Jones Euro Stoxx Banks Index over three, four or five years and/or the Commerzbank share price gains at least 25% in absolute terms. If these hurdles are not met after five years, the promise to pay lapses. If payments are made, members of the Board of Managing Directors will each invest 50% of the gross amount paid out in Commerzbank shares. In order to participate in the LTPs, eligible participants have to invest in Commerzbank shares. Members of the Board of Managing Directors may participate with up to 2,500 shares, the chairman of the Board of Managing Directors with up to 5,000 shares.

Members of the Board of Managing Directors participated in the last financial year with personal holdings of shares in the 2006 LTP as follows:

	LTP 2006		
	Number of participating shares	Attributable fair value in €	
		when the shares were granted	pro-rated on 31.12.2006[1]
Klaus-Peter Müller	5,000	174,550	24,550
Martin Blessing	2,500	87,275	12,275
Wolfgang Hartmann	2,500	87,275	12,275
Dr. Achim Kassow	2,500	87,275	12,275
Bernd Knobloch	2,500	87,275	12,275
Klaus Patig	–	–	–
Michael Reuther[2]	–	–	–
Dr. Eric Strutz	2,500	87,275	12,275
Nicholas Teller	2,500	87,275	12,275

The amount of remuneration realized from participating in the 2006 LTP may vary significantly from the figures in the table and – as with the 1999, 2000 and 2001 LTPs – may even fall to zero, as the final amount paid out is not fixed until the end of the term of each LTP.

Owing to the performance of the Commerzbank share price in the year under review, payments were made under the 2002 and 2003 LTPs. These were concluded with payments per participating share of €80 for the 2002 LTP and €100 for the 2003 LTP.

1) Amount of provisions made for the LTP as at December 31, 2006.
2) Mr Reuther was not yet a member of the Commerzbank Board of Managing Directors at the time.

Listed below are the payments to members of the Board of Managing Directors who participated in these plans:

	LTP 2002[3]		LTP 2003[3]	
	Number of participating shares	Amount in €	Number of participating shares	Amount in €
Klaus-Peter Müller	5,000	400,000	5,000	500,000
Martin Blessing	2,500	200,000	2,500	250,000
Wolfgang Hartmann	2,500	200,000	2,500	250,000
Nicholas Teller	–	–	2,500	250,000

Pensions

The Bank provides members and former members of the Board of Managing Directors or their surviving dependants with a pension. A pension is paid if, upon leaving the Bank, members of the Board of Managing Directors

- have celebrated their 62nd birthday
- are permanently unable to work
- end their employment contract with the Bank after celebrating their 58th birthday having been a member of the Board of Managing Directors for at least ten years, or
- have been a member of the Board of Managing Directors for at least 15 years.

The pension consists of 30% of the latest agreed annual basic salary after the first term of appointment, 40% after the second and 60% of the latest agreed annual basic salary after the third term of appointment. The pensions are reduced in line with the statutory provisions on company pensions if members of the Board of Managing Directors leave the Board before their 62nd birthday. Vesting of pension rights is also essentially based on the statutory provisions on company pensions.

Instead of their pension, members of the Board of Managing Directors will continue to receive their pro-rated basic salary for six months as a form of transitional pay if they leave the board after celebrating their 62nd birthday or because they are permanently unable to work any longer[4]. If members of the Board of Managing Directors receive a pension before their 62nd birthday without being unable to work, the pension will be reduced to reflect the payments starting earlier. Half of any income received from other activities will be set off against any pension rights up to this age.

Pension payments to members of the Board of Managing Directors are raised by one percent p.a. from when they are first paid out. Under certain circumstances an increase in excess of this level will be considered, but there is no right to any such increase.

3) Prior to joining the Board, Mr Strutz participated in the 2002 and 2003 LTPs with 1,200 shares and 1,000 shares respectively and accordingly received payments from these of €96,000 (2002 LTP) and €100,000 (2003 LTP). Mr Teller did not become a member of the Board of Managing Directors until 2003 and, prior to joining the Board, did not participate in the 2002 LTP. Mr Patig participated in neither the 2002 LTP nor in the 2003 LTP.

4) Mr Knobloch receives this transitional pay in view of his many years on the Board of Managing Directors of Eurohypo AG, even if he leaves the Board immediately after his first term of appointment.

The following table lists the pension rights of the members of the Board of Managing Directors as at the end of the year under review:

	Pension rights Annual amount when pension is first paid out in € (as of 31.12.2006)[5]
Klaus-Peter Müller	456,000
Martin Blessing	192,000
Wolfgang Hartmann	192,000
Dr. Achim Kassow	144,000
Bernd Knobloch	144,000
Klaus M. Patig	288,000
Michael Reuther	144,000
Dr. Eric Strutz	144,000
Nicholas Teller	192,000

The surviving dependants' pension for a spouse amounts to 66⅔% of the pension entitlement of the member of the Board of Managing Directors. If no widow's pension is paid, minors or children still in full-time education are entitled to an orphan's pension amounting in each case to 25% of the pension entitlement of the member of the Board of Managing Directors, but no higher in total than the widow's pension.

The assets backing these pension obligations have been transferred under a contractual trust arrangement to Commerzbank Pension-Trust e.V. The pension provisions still remaining as at December 31, 2006 for defined benefit liabilities amounted to €1.0m for members of the Board of Managing Directors. In the year under review, provisions for active members of the Board of Managing Directors were formed in the amount of €1.6m, and €4.9m were transferred to Commerzbank Pension-Trust e.V.

Defined benefit obligations for active members of the Board of Managing Directors amounted in total as at December 31, 2006 to €28.6m.

Change of Control

In the event that a shareholder takes over at least a majority of the voting rights represented at the Annual General Meeting, or that an affiliation agreement is signed with Commerzbank as a dependent entity, or in the event of Commerzbank being merged or taken over (Change of Control), all members of the Board of Managing Directors are entitled to terminate their contracts of employment. If members of the Board of Managing Directors take advantage of this right to terminate their contract or if, in connection with the Change of Control, their membership of the board ends for other reasons, they are entitled to compensatory pay for the remainder of their term of appointment in the amount of 75% of their total average pay (basic salary and variable bonus) and to a severance

5) The amounts take into account the current term of appointment of the individual members of the Board of Managing Directors and furthermore assume that, barring inability to work, no pension will be paid before a member's 62nd birthday and that the member will remain on the Board until the pension is due.

payment in the amount of total average annual pay for two years. Depending on the age and length of service on the Board, this severance payment increases to three[6] to four[7] times total annual pay. Taken together, compensatory pay and severance payment may not exceed total average pay for five years or – if such members of the Board of Managing Directors are already over 60 at the time their activity on the Board ceases – for the period up to such members' 65th birthdays. In respect of retirement benefits and long-term performance plans, members of the Board of Managing Directors will essentially be treated as if they had remained as members of the Board of Managing Directors until the end of their latest term of appointment. There is no entitlement to severance pay if members of the Board of Managing Directors receive money in connection with the Change of Control from the majority shareholder, the controlling company or the other legal entity in the event of a merger or acquisition.

Other regulations

The contracts of employment of members of the Board of Managing Directors always end automatically with the end of their term of appointment. In derogation of this, those members who joined Commerzbank's Board of Managing Directors before 2002 will, in the event of a premature end to their appointments (unless for good cause), be released from the remaining term of their contract of employment and will continue to receive their basic salary for the remainder of their term of office.[8] If a contract of employment is not extended at the end of a term of office, without there being good cause, members of the Board of Managing Directors so affected will continue to receive their basic salary for a further six months. Members of the Board of Managing Directors who were appointed to the Board before 2004[9] receive their basic salary in such cases for a further twelve months from the end of their second term of appointment. This continuation of salary ceases if members of the Board receive payments under the regulations set out above in the section headed Pensions.

Certain amounts received from a pension to which Mr Teller is entitled for his work in the Commerzbank Group before joining the Board of Managing Directors are set off against his pension.

Commerzbank signed an agreement with Mr Patig, who left the Board at the end of January 2007. Under this agreement his contract of employment as a member of the Board of Managing Directors expiring in March 2008 was terminated as at the date of his departure. In terms of remuneration, Mr Patig will effectively be treated as if he had remained on the Board until March 2008; he will receive a lump sum in lieu of his variable bonus for the period from January 2007 until March 2008 in the amount of €1,823 thousand, which will be paid together with his bonus for 2006.

No members of the Board of Managing Directors received payments or promises of payment from third parties in the course of the last financial year in respect of their work as a member of the Board of Managing Directors.

6) Mr Hartmann and Mr Knobloch

7) Mr Müller

8) Messrs Müller, Blessing, Hartmann and Patig

9) Messrs Müller, Blessing, Hartmann, Patig, Dr. Strutz and Teller

Summary

The following table shows the cash remuneration paid to individual members of the Board of Managing Directors for 2006 and, for comparison, for 2005:

Amounts in €1,000		Cash remuneration Basic salary	Variable remuneration[11]	Payment for the LTPs 2002 and 2003	Other[10]	Total
Klaus-Peter Müller	**2006**	760	2,736	900	80	4,476
	2005	760	2,280	0	86	3,126
Martin Blessing	**2006**	480	1,695	450	77	2,702
	2005	480	1,500	0	69	2,049
Wolfgang Hartmann	**2006**	480	1,350	450	109	2,389
	2005	480	1,500	0	134	2,114
Dr. Achim Kassow	**2006**	480	1,600	–	44	2,124
	2005	480	1,500	–	123	2,103
Bernd Knobloch[12]	**2006**	360	1,125	–	35	1,520
	2005	–	–	–	–	–
Klaus M. Patig	**2006**	480	1,500	0	65	2,045
	2005	480	1,500	0	60	2,040
Michael Reuther[12]	**2006**	120	375	–	2,885	3,380
	2005	–	–	–	–	–
Dr. Eric Strutz	**2006**	480	1,650	196	42	2,368
	2005	480	1,500	0	42	2,022
Nicholas Teller	**2006**	480	1,800	250	78	2,608
	2005	480	1,500	0	58	2,038
Total	**2006**	**4,120**	**13,831**	**2,246**	**3,415**	**23,612**
	2005[13]	**3,640**	**11,280**	**0**	**572**	**15,492**

Loans to members of the Board of Managing Directors

Members of the Board of Managing Directors have been granted cash advances and loans with terms ranging from on demand up to a due date in 2030 and at interest rates ranging between 3.0% and 12.0%. Collateral security is provided on a normal market scale, if necessary through mortgages and pledging of security holdings. The overall figure (€3,251,000) includes rental guarantees of €23,000 provided for two members without a commission fee being charged; this is in line with the Bank's general terms and conditions for members of staff.

As at the reporting date, the aggregate amount of advances and loans granted and contingent liabilities was €3,251,000; in the previous year it was €3,591,000.

10) "Other" includes payment in kind in the year under review (€546,000) and, for Mr Reuther, an amount of €2,869,000 paid to him as special remuneration for payments he had to forego from his previous employer arising from restricted equity units and bonuses when he joined the Board.

11) Payable in the following year subject to approval of the annual financial statements less remuneration already received for performing board functions at consolidated companies (€543,000; previous year: €483,000).

12) Pro rata for the period since being appointed.

13) The totals for 2005 do not include amounts for the member of the Board of Managing Directors Andreas de Maizière who left the Board in 2005 (pro rata fixed pay of €280,000 and payments in kind of €79,000).

SUPERVISORY BOARD

Principles of the remuneration system and remuneration for 2006
The remuneration of the Supervisory Board is regulated in Art. 15 of the Articles of Association; the current version was approved by a resolution of the Annual General Meeting on May 30, 2003. This gives members of the Supervisory Board basic remuneration for each financial year, in addition to compensation for out-of-pocket expenses, as follows:

1. fixed remuneration of €20,000 and
2. a variable bonus of €2,000 for each €0.05 of dividend in excess of a dividend of €0.10 per share distributed to shareholders for the previous financial year.

The Chairman receives triple and the Deputy Chairman double the aforementioned basic remuneration. For membership of a committee of the Supervisory Board meeting at least twice in any calendar year, the committee chairman receives additional remuneration in the amount of the basic remuneration and each committee member in the amount of half the basic remuneration; this additional remuneration is paid for no more than three committee appointments. In addition each member of the Supervisory Board receives an attendance fee of €1,500 for attending a meeting of the Supervisory Board or one of its committees. The fixed remuneration and attendance fees are payable at the end of each financial year and the variable bonus after the Annual General Meeting that passes a resolution approving the actions of the Supervisory Board for the financial year concerned. The value-added tax payable on the remuneration is refunded by the Bank.

Under this system, the members of our Supervisory Board will receive remuneration of €1,661,000 for the 2006 financial year (previous year: €1,393,00), provided the Annual General Meeting of Commerzbank AG resolves that a dividend of €0.75 be paid per no par-value share.

Altogether €235,000 was paid in attendance fees for participation in the meetings of the Supervisory Board and its four committees (Presiding, Audit, Risk and Social Welfare Committees) which met in the year under review. The turnover tax of €316,000 to be paid on the overall remuneration of the members of the Supervisory Board was refunded by Commerzbank Aktiengesellschaft.

Members of the Supervisory Board once again provided no advisory, intermediary or other personal services in 2006. Accordingly, no additional remuneration was paid.

The remuneration and the attendance fees are divided between the individual members of the Supervisory Board as follows:

2006 Supervisory Board members	Basic remuneration in €1,000	Committee remuneration in €1,000	Total in €1,000
Dr. h.c. Martin Kohlhaussen	138.0	92.0	230.0
Uwe Tschäge	92.0	23.0	115.0
Hans-Hermann Altenschmidt	46.0	23.0	69.0
Dott. Sergio Balbinot	46.0	23.0	69.0
Herbert Bludau-Hoffmann	46.0	–	46.0
Astrid Evers	46.0	–	46.0
Uwe Foullong	46.0	–	46.0
Daniel Hampel	46.0	–	46.0
Dr.-Ing. Otto Happel	46.0	23.0	69.0
Dr. jur. Heiner Hasford	46.0	23.0	69.0
Sonja Kasischke	46.0	–	46.0
Wolfgang Kirsch	46.0	23.0	69.0
Werner Malkhoff	46.0	23.0	69.0
Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann (since April 1, 2006)	34.5	–	34.5
Klaus Müller-Gebel	46.0	69.0	115.0
Dr. Sabine Reiner	46.0	–	46.0
Dr. Erhard Schipporeit	46.0	–	46.0
Dr.-Ing. Ekkehard D. Schulz (until March 31, 2006)	11.5	–	11.5
Prof. Dr. Jürgen F. Strube	46.0	23.0	69.0
Dr. Klaus Sturany	46.0	–	46.0
Dr.-Ing. E.h. Heinrich Weiss	46.0	23.0	69.0
Total 2006	**1,058.0**	**368.0**	**1,426.0**
Total 2005	**828.0**	**288.0**	**1,116.0**

Loans to members of the Supervisory Board

Members of the Supervisory Board have been granted loans with terms ranging from on demand up to a due date in 2031 and at interest rates ranging between 4.7% and 6.7%. In line with market conditions, some loans were granted without collateral security, against mortgages or against the assignment of credit balances and life insurance policies.

As at the reporting date, the aggregate amount of advances, loans and contingent liabilities granted to members of the Supervisory Board was €1,504,000; in the previous year it was €1,601,000.

OTHER DETAILS

D&O liability insurance

There is a D&O liability insurance policy for members of the Board of Managing Directors and the Supervisory Board. The excess payable by members of the Supervisory Board amounts to one year's fixed remuneration and for members of the Board of Managing Directors 25% of one year's fixed remuneration.

Purchase and disposal of the Company's shares

Pursuant to Art. 15 a of the German Securities Trading Act, transactions by executives of listed companies and their families have to be disclosed and published. Accordingly, purchases and disposals of shares and financial instruments related to Commerzbank to the value of €5,000 and upwards must be reported immediately and for the duration of one month. The Bank relates this reporting requirement to the Board of Managing Directors and the Supervisory Board, in line with the recommendations in the BaFin Guide for Issuers.

Members of the Commerzbank's Board of Managing Directors and Supervisory Board have reported the following dealings (director's dealings) in Commerzbank shares or derivatives thereon in 2006:[14]

Date	Name	Function	Purchase/ Disposal	Number of shares	Price per share in €	Amount in €
08.03.2006	Daniel Hampel	Member of Supervisory Board	P	120	28.56	3,427.20
04.05.2006	Martin Blessing	Board of Managing Directors	P	5,000	30.59	152,950.00
18.05.2006	Dr. Achim Kassow	Board of Managing Directors	P	3,500	29.15	102,025.00
18.05.2006	Dr. h.c. Martin Kohlhaussen	Chairman of Supervisory Board	D	4,000	28.57	114,280.00
22.05.2006	Dr. Eric Strutz	Board of Managing Directors	P	3,496	28.79	
				4	28.78	100,764.96
23.05.2006	Hans-Hermann Altenschmidt	Member of Supervisory Board	P	200	28.71	5,742.00
23.05.2006	Daniel Hampel	Member of Supervisory Board	P	300	28.63	8,589.00
30.05.2006	Bernd Knobloch	Board of Managing Directors	P	1,068	29.17	
				1,432	29.18	72,939.32
15.06.2006	Klaus-Peter Müller[15]	Board of Managing Directors	P	16,953	26.55	450,102.15
15.06.2006	Martin Blessing[15]	Board of Managing Directors	P	8,477	26.55	225,064.35
15.06.2006	Wolfgang Hartmann[15]	Board of Managing Directors	P	8,477	26.55	225,064.35
15.06.2006	Dr. Eric Strutz[15]	Board of Managing Directors	P	1,884	26.55	50,020.20
15.06.2006	Nicholas Teller[15]	Board of Managing Directors	P	4,709	26.55	125,023.95
09.08.2006	Klaus-Peter Müller	Board of Managing Directors	P	3,000	26.30	78,900.00
09.08.2006	Dr. Eric Strutz	Board of Managing Directors	P	2,000	26.17	52,340.00
09.08.2006	Dr. Achim Kassow	Board of Managing Directors	P	2,000	26.24	52,480.00
09.08.2006	Martin Blessing	Board of Managing Directors	P	4,000	26.00	104,000.00
09.08.2006	Nicholas Teller	Board of Managing Directors	P	2,000	26.21	52,420.00

All told, the Board of Managing Directors and the Supervisory Board did not own more than 1% of the issued shares and option rights of Commerzbank AG on December 31, 2006.

14) The directors' dealings – with the exception of share purchases that did not need to be reported in connection with payments made under the 2002 and 2003 LTPs (see footnote 15 below) – were published in the year under review on the Commerzbank website under Directors' Dealings.

15) Reinvestment of 50% of the gross amounts paid out as a result of participating in the 2002 and 2003 LTPs.

information pursuant to arts. 289 (4) and 315 (4) of the german commercial code (hgb)

1. Structure of subscribed capital

Commerzbank has issued only ordinary shares, the rights and duties for which arise from legal requirements, in particular Arts. 12, 53a et seq., 118 et seq. and 186 of the German Stock Corporation Act. The subscribed capital of the company totalled €1,708,638,206.60 at the end of the financial year. It is divided into 657,168,541 no-par-value shares. The shares are issued in the form of bearer shares.

2. Appointment and replacement of the members of the Board of Managing Directors and amendments to the Articles of Association

The members of the Board of Managing Directors are appointed and replaced by the Supervisory Board pursuant to Art. 84 of the German Stock Corporation Act and Art. 6 (2) of the Articles of Association. If there is a vacancy on the Board of Managing Directors for a member required by law or by the Articles of Association and the Supervisory Board has not appointed a replacement, in urgent cases one will be appointed by a court under Art. 85 of the German Stock Corporation Act. Each amendment to the Articles of Association requires a resolution of the Annual General Meeting under Art. 179 (1) of the German Stock Corporation Act. Unless the law mandates a larger majority, a simple majority of the represented share capital is adequate (Art. 19 (3) (2) of the Articles of Association). The authority to amend the Articles of Association, which only affect the version in force, has been transferred to the Supervisory Board under Art. 10 (3) of the Articles of Association in compliance with Art. 179 (1) (2) of the German Stock Corporation Act.

3. Powers of the Board of Managing Directors

According to the Annual General Meeting resolutions from May 17, 2006, Commerzbank is authorized to acquire its own shares in the amount of up to 5% of the share capital under Art. 71 (1) (7) of the German Stock Corporation Act and in the amount of up to 10% according to Art. 71 (1) (8) of the German Stock Corporation Act. These authorizations expire on October 31, 2007.

The Board of Managing Directors, with the approval of the Supervisory Board, is authorized to increase the share capital by issuing new shares under Art. 4 of the Articles of Association (authorized capital) as follows:

a. Up to €225,000,000.00 (authorized capital 2004/I) by April 30, 2009 according to Art. 4 (3) of the Articles of Association
b. To issue shares for employees in the amount of up to €19,768,703.60 by April 30, 2007 according to Art. 4 (4) of the Articles of Association and in the amount of up to €12,000,000.00 (authorized capital 2006/III) by April 30, 2011 according to Art. 4 (9)
c. In the amount of up to €225,000,000.00 (authorized capital 2004/II) by April 30, 2009 according to Art. 4 (6) of the Articles of Association and in the amount of up to €200,000,000.00 (authorized capital 2006/II) according to Art. 4 (8) of the Articles of Association, whereby subscription rights may be excluded for contributions in kind upon acquisition of companies or holdings in companies, and

d. In the amount of up to €170,000,000.00 (authorized capital 2006/I) by April 30, 2011 according to Art. 4 (7) of the Articles of Association, whereby subscription rights may be excluded if the issue price of the new shares is not materially lower than that of already listed shares offering the same conditions (Art. 186 (3) (4) of the German Stock Corporation Act).

When utilizing authorized capital, subscription rights must always be granted to shareholders; with the exception of the cases listed under a-d, subscription rights can only be excluded for residual amounts and to protect the rights of holders of conversion or option rights.

Moreover, the Annual General Meetings on May 30, 2003 and on May 20, 2005 have given the Board of Managing Directors the authority to issue convertible bonds or bonds with warrants or profit-sharing certificates (with and without conversion or option rights) upon exclusion of subscription rights. Authorized capital *(Bedingtes Kapital)* in the amount of up to €403,000,000.00 is available for this purpose according to Art. 4 (5) of the Articles of Association.

4. Key agreements in the event of a Change of Control as a result of a takeover bid

In the event of a Change of Control at Commerzbank, an extraordinary right of termination has been negotiated by Commerzbank with several contract partners in favour of those contract parties as part of ISDA master agreements. In general, the right of termination is conditional upon Commerzbank's creditworthiness worsening considerably. In the event of this type of termination, the individual contracts concluded under these master agreements would have to be settled at fair value, which can be determined on every stock exchange trading day. The possibility cannot however be excluded that, if an individual customer with an especially large volume of business terminates a contract, Commerzbank's net assets, financial position and operating results could nevertheless be heavily impacted due to the Bank's possible payment obligations. A master agreement with a cooperation partner also contains a reciprocal right of termination for all cooperative efforts concluded as part of this master agreement. Such a termination would have a considerable impact on the net assets, financial position and operating results of the Bank.

5. Golden/tin parachutes

In the event of a Change of Control at Commerzbank, all members of the Board of Managing Directors have the right to terminate their employment contracts. If members of the Board of Managing Directors make use of this right of termination or end their Board activities for other reasons in connection with the Change of Control, they are entitled to a severance payment in the amount of the capitalized average total annual payments for between two and five years. With regard to retirement benefits and long-term performance plans, members of the Board of Managing Directors are essentially treated as if they had remained on the Board of Managing Directors until the end of their most recent term of office. There is no entitlement to a severance payment to the extent a member of the Board of Managing Directors receives payments from the majority shareholder, from the controlling company or from the other legal entity in the event of integration or merger in connection with the Change of Control.

In a few exceptional cases, individual managers in Germany and abroad have received an assurance of their payments for a transitional period effective from the start of their activities for the Bank in the event that they leave the bank in connection with a Change of Control at Commerzbank.


1254
1286
1255
1271
1287
1256
1272
1288
1289

Katrin Taege Product Manager,
Private Customers.

/ free current account /



"While you're still annoyed about banking charges, we've simply got rid of them! Since December 2006, Commerzbank has had the 0 euros account."

Katrin Taege was the product manager working on developing and introducing the new account and is pleased with the positive response.

Our customers' interests are our first priority. Market research and our colleagues in the branches confirm that the free current account is highly attractive, both for our customers and for the bank. One essential feature distinguishes our offer from those of competitors: there are no catches to our account – and from a bank with a demonstrably high level of quality in terms of advice and service.



retail banking and asset management

The Private and Business Customers and Asset Management segments are grouped under the Retail Banking and Asset Management division.

PRIVATE AND BUSINESS CUSTOMERS SEGMENT

The Private and Business Customers segment is made up of the Private and Business Customers, Private Banking and Retail Credit departments as well as comdirect bank AG. We report an operating loss of €58m and an operating return on equity of -2.5% in this segment, resulting from a one-off expense in risk provisions. The operating profit would have been slightly higher than last year's figure without this exceptional cost of €293m. The cost/income ratio remained practically unchanged at 78.1%.

We want to reach an operating return on equity of at least 18% in this segment by 2010. To achieve this goal, we launched the "Future through Growth" campaign in autumn 2006. This aims to acquire a total of around 800,000 new retail customers in the branch business and at comdirect bank by 2009.

Private and Business Customers

	2006
Equity tied up (€ m)	2,320
Operating return on equity	–2.5%
Cost/income ratio in operating business	78.1%

Private and Business Customers department

Our private and business customer activities underwent further expansion. The increase in sales performance was the result of strong product sales and across-the-board improvements in efficiency coupled with a clear growth strategy.

Stated goal: growth

The following measures are the foundation of our "Future through Growth" initiative, which is designed to meet our claim of being the best bank in Germany for private and business customers:

- strengthening our sales network through additional personnel, extensive training programmes and performance-based compensation models,
- a new market presence,
- highly attractive products to gain customers.

In addition, we will further decrease the administrative load in our branch network so as to free up our advisors to focus more on serving customers and providing expert advice.

Boosting sales power

In 2007 we will further strengthen our branch system with 500 new positions. Extensive training programmes ensure that our customer advisory services are highly professional. We set concrete growth targets with our employees. A newly developed advisory system will help get the best results for the most efficient use of time. Modern compensation models let our employees participate in the success our growth strategy brings.

New market presence

Our new market presence will give Commerzbank retail banking a clear profile. A stronger advertising presence will convey the core message that we have initiative and vision: We think about our customers before they think about us, we take forward-looking action and we get things done. We offer our customers tailored services and sustainable investment and retirement saving strategies. Our new market presence includes:

- a clear pledge of performance for our customers,
- an advertising campaign that will draw attention to Commerzbank through a strong presence on television and in print media,
- attractive products that clearly distinguish us from our competition.

Sophisticated private and business customers no longer want to be left out when it comes to low-priced standard products and services in the future. We want to reach this clientele by offering competitive, solid and low-cost basic products.

The new market presence was launched in October along with the attractive *TopZins* investment, a product that brought us a lot of new customers. We have been offering our private customers free current accounts since December 2006. This is not a promotional product with hidden costs but a fully-fledged account with all of the standard market services. We want to set ourselves well ahead of the market and tap into additional potential for growth by offering these free current accounts in combination with a starting bonus.

Card offering expanded

Since September 2006 Commerzbank has been the only major German bank offering its customers the exclusive American Express Gold and Platinum cards. Commerzbank and American Express have negotiated a sales partnership in the premium credit-card segment. American Express credit cards are one of the most popular non-cash payment methods and can be used with millions of sales partners around the world. With these new cards, the Bank is enhancing its portfolio for sophisticated, brand-conscious private and business customers.

Strong increase in the number of business customers

Since the beginning of 2005 Commerzbank has been able to increase the number of business customers from 410,000 to 460,000. This customer group includes professional people, the self-employed, businessmen and owners of companies with up to €2.5m in annual sales. Our market share in this segment is already more than 10%. The key to our success is providing expert and comprehensive individual advisory services and offering the most up-to-date products. In the summer of 2006 we introduced our new business account with autopilot. The unique feature is that business account surpluses are automatically transferred to a call deposit account which pays interest. It is up to the customer to decide the amount at which the "autopilot" is activated. If the account balance moves into the red, money is automatically transferred from the call deposit account back to the business account. This lets the customer stay liquid at all times and profit from the interest earned on the call deposit account.

Group companies and equity holdings in the Private and Business Customers segment

comdirect bank AG	
Quickborn	79.8%[2]
Commerz Service Gesellschaft für Kundenbetreuung mbH	
Quickborn	100.0%
COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH	
Frankfurt am Main	50.0%
Commerzbank International S.A.	
Luxembourg	100.0%[2]
Commerzbank International Trust (Singapore) Ltd.	
Singapore	100.0%[1]
Commerzbank (Switzerland) Ltd	
Zurich	100.0%[2]

1) The Parent Bank holds some of the interest indirectly;
2) the Parent Bank holds the interest indirectly.

Business model for bancassurance and retirement savings successful
Following the introduction of a new business model in 2005, we focused on more firmly establishing needs-based retirement advisory services in our branches. In addition to fund-based saving plans for pension planning, pension insurance products were a particular focus of customer needs and demand. Compared with the previous year, sales of insurance products rose by 46% in our branch business. A large percentage of this positive result was accounted for by state-subsidized products, which made up a total of 45% of the total transactions brokered in 2006. The specialists at Commerz Partner Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH were able to increase their business overall by 18%. Growth in company pension business was more than 30%; this made up around 42% of the new business our specialists brokered.

The branch of the future: a model for success
Commerzbank, as a branch bank, has to have a competitive branch network effectively oriented around its customers' needs. Our "Branch of the Future" model which we successfully introduced in 2003 was taken to the next step in 2006, and modern sales units with efficient cost structures were created to focus on sales and advisory services. In these branches our customers not only receive highly professional advisory services, they also have access to flexible and modern banking services 24 hours a day. Until now we have concentrated on smaller sites in the "Branch of the Future" initiative. This investment has paid off. Through a number of process changes and optimizations we have successfully and sustainably lowered costs so that the branches will run profitably and can be maintained over the long run. They have also been well-received by our customers.

More than 100 Commerzbank branches have now been converted. In 2007, we will again invest heavily in our retail customer business. We will take the factors that have been critical to the success of our business model and apply them to our larger branches for the first time.

Outlook 2007
We offer our customers first-class products and advisory services for asset accumulation, investments and real-estate financing in our nationwide branch network and over the internet. We have laid the structural foundation for our future success and the continued expansion in retail banking with the "Future through Growth" initiative. In 2007 we will continue to pursue this initiative as planned.

Private Banking department
We continued on our growth course in Private Banking in 2006. We are still ranked among the top three in serving wealthy private customers in Germany. The assets under management again rose by 12%, to €25.3bn. Roughly 22,400 customers – a figure 6% more than the previous year – put their trust in the expertise of our approximately 600 employees when it came to looking after their assets. With 37 private banking offices, Commerzbank has the strongest branch network in Germany in this segment. Internationally, we have increased our presence to five locations with a new centre of competence in Vienna.

Our service philosophy
In the Private Banking segment we can boast comprehensive expertise for the integrated management of large portfolios of assets. This expertise starts with securities management and asset management, extends through the management of foundations and estate planning, closed-end funds, real-estate management and financing and reaches all the way to special services such as private wealth management and corporate bankers. Thanks to our close ties to the asset-management skills of cominvest and our open architecture, advisors have access to a large number of investment options and can offer our customers customized solutions.

Optimized range of products gives new stimulus for growth
More than one quarter of the assets under management in Private Banking are managed individually. Last year, customer funds in asset management rose by a good 20%. One of the reasons for this successful development was very good performance: as in 2005, asset management was at the top of national and international rankings. Additional customer interest, for example, was sparked by the value-guarantee strategies known as "Protect Asset Management", which allowed investors to benefit from rising markets and at the same time hedge the price risk using an "airbag" option. The Bank's earnings from a strong asset-management business are more stable than those from managing securities portfolios, thus making it a focus of ours in the future.

We were also able to set new standards in securities management with product innovations such as the 2006 Insider Certificate. The certificate follows the highest-volume directors' dealings in the shares of DAX companies and offers investors the opportunity to profit from the deep market and company knowledge of company managers. If the insider index that forms the basis of the certificate is calculated back historically to 2002, when the Bundesbank and German Financial Supervisory Authority disclosure requirements took effect, we arrive at an average return of around 32% p.a. compared with around 18% p.a. for a pure DAX30 investment with almost the same risk.

Finally, we rounded out our range of products for top customers with the American Express Platinum and Centurion credit cards.

Commitment to research and education
As part of our efforts to meet our social responsibilities in 2006 we were the primary sponsor behind the first research institute for Private Banking in Germany, at the private WHU Otto Beisheim School of Management. We not only wanted to explore private banking issues from an academic standpoint, we also think there are interesting possibilities for providing further training to our employees and for recruiting.

Outlook 2007
Our overarching goal for 2007 is to increase the number of customers we have and continue expanding the range of services we offer. We will continue to rely on combining the exclusive and personal service offered on site by a private bank with the effective and creative products of a major international bank. We offer our customers the best of both worlds.

Retail Credit department

Following the takeover of Eurohypo, the Bank is one of the biggest players for private and business customers in the credit market. We have a portfolio of more than €64bn, with home loans making up more than €55bn of this. The new Retail Credit department was created with the goal of optimizing the interaction of the areas of acquisition, processing and portfolio management. Most of the administrative activities that relate to loans and the processing capacities needed for them are grouped together here.

Optimization for customers and bank

The reorganization was focused in several directions: we want to offer our customers highly attractive products and particularly fast processing of loans. Capacity is freed up to focus on customers at the branches by clearly separating sales and administration. In the future, responsibility for credit processing will be taken on by five credit-processing centres specialized in specific products. We will generate more stable earnings over time by optimizing risk and capital management. Finally, the size and complexity of the loan book alone make centralized portfolio management in the retail credit business of vital importance.

Outlook 2007

In 2006 we laid key cornerstones for expanding the new department. Our goal is clear, decisions about systems, sites and managers have been made, and the employees understand what their future activities will be. Starting in the autumn of 2007 the growth initiatives in the retail business will be accompanied by efficient, high-quality credit processing on a new technical platform.

Record results from comdirect bank

The 2006 financial year was by far the most successful year in the history of comdirect bank. With €85.6m before tax, a new record was reached in earnings that exceeded the previous year's figure by more than 60%. The Board of Managing Directors and Supervisory Board will propose distributing a dividend of €1.40 per share (previous year: €0.24) to the Annual General Meeting in Hamburg on May 3, 2007. This figure includes a special dividend of €1.00 per share.

Most of the objectives of the "comvalue" growth programme have been achieved by comdirect one year earlier than scheduled. Since the introduction of the programme, the number of customers has increased by around 150,000 or 30% to more than 800,000; the number of current accounts has risen by more than 100,000 to over 260,000. Growth spanned all of the different fields of comdirect bank: brokerage, banking and advisory services. In brokerage, the number of securities orders submitted increased – in part due to a successful fund business – by around 30% to 11.0 million. In banking, the volume of deposits at year-end 2006 was €4.6bn, 70% above the previous year. Overall, customer assets under management grew by around €3.5bn to €16.4bn. The subsidiary comdirect private finance (specializing in advisory services) more than doubled its customer base, increased the number of offices from 13 to 19 and reached profitability as planned.

New products and services

The market and product drive that was part of "comvalue" was pursued at a high level throughout 2006. A number of new functions were introduced by comdirect, including the innovative combined "One Cancels Other" order in the brokerage area. The range of both securities savings plans and funds on offer was further expanded. The most important product by far in the banking segment was *Tagesgeld PLUS,* introduced in November 2006 and already being used by more than 66,840 customers by the end of the year. In addition, currency investment accounts and instalment loans with flexible terms were introduced.

Strategic alignment

comdirect bank has once again set much higher goals for itself for the next three years: by the end of 2009, the aim is to increase the customer base to more than 1.3 million and the number of current accounts by around 200,000. We want to win more than a half a million customers with the new *Tagesgeld PLUS* product. For more and more sophisticated private investors, comdirect with its superior product range will be the preferred direct bank.

ASSET MANAGEMENT SEGMENT

In 2006 Asset Management was able to raise the assets it manages to €112bn as a result of the positive developments on the capital markets and improved product performance. Despite a propensity for risk that remains low among our domestic customers, we increased the percentage of higher margin products in our overall business and hence further improved operating profitability.

Asset Management's operating profit improved from €120m to €139m. A negative effect on profit came from a further increase in expenses arising from the annual recalculation of employee profit-sharing schemes at Jupiter. The operating return on equity was 24.5% and the cost/income ratio rose slightly to 81.0%.

This business will concentrate more heavily on the core markets and skills of cominvest in future. We are exploring strategic options in international asset management. The real-estate asset-management operation Commerz Grundbesitz Group has already been shifted to Commercial Real Estate as part of the move to merge all group real-estate activities at the beginning of 2007.

Asset Management

	2006
Equity tied up (€ m)	567
Operating return on equity	24.5%
Cost/income ratio in operating business	81.0%

German Asset Management department

German Asset Management groups together the asset-management activities for retail and institutional customers in German-speaking countries. In addition to cominvest Asset Management GmbH, cominvest Asset Management S.A. and cominvest Asset Management Ltd., it includes private asset management, Münchner Kapitalanlage AG (MK), MK Luxinvest S.A. and the European Bank for Fund Services GmbH (ebase).

A new growth strategy for cominvest

The goal of the Alpha growth programme launched in 2006 is to increase the assets managed by cominvest from €52bn as of the end of 2005 to €100bn by 2011.

The implementation of this programme has already led to a significant increase in assets under management in 2006 by 12% to €58bn; the targets for the first year were thus met. Overall, cominvest generated net new money of over €2.5bn and is once again on a growth course. Developments in the institutional business were particularly satisfying, and a large number of renowned advisory and discretionary clients were acquired. In the private client business, cominvest increased gross sales but could not fully compensate for the considerably higher outflow of funds over the last few years.

Clear outperformance

Of particular note is the excellent performance in portfolio management, which outperformed the benchmark across all asset categories by more than 1%. More than 70% of the funds for retail and institutional customers were above their respective benchmarks. In addition, cominvest received numerous awards for its products in 2006: for example Adireth was rated the best tax-optimized bond fund by *Finanztest* magazine. The firm also received 14 prizes for its retail funds at the Euro Funds Awards, and was awarded the title "Best Improver of the Year" for its great increases in product quality.

Consistent reduction in complexity

With the introduction of the cominvest brand for both retail and institutional customers, the company has had a uniform market presence since autumn 2006. Measures undertaken in the back office represented another focus for reducing complexity. Of particular note is the optimization of fund administration that is already underway through standardizing processing systems and consolidating sites. Over the course of this systems standardization, the MK investment company acquired in 2006 will be integrated into cominvest's new back-office platform.

International Asset Management department

Jupiter Group continues on course for growth

Our English unit the Jupiter Group was able to once again increase growth of assets under management in 2006, reporting inflows of €7bn – higher even than the very good previous year. The retail funds again contributed the most to growth by far. However, growth was distributed across almost all of the activities of this premium provider. Success was particularly visible in hedge funds, in products for continental European distribution and in asset management for private clients.

Jupiter was recognized for its excellent products with numerous prizes and awards. For the third time in a row, the company was named "Global Group of the Year" by Investment Week magazine, making it the only company until now to achieve this feat.

CCR group once again improves profitability
Our French subsidiary Caisse Centrale de Réescompte also increased its assets under management. The largest contribution was made by equity funds managed using the value method and by total return funds.

The business with index-oriented money market funds was adversely affected last year by falling credit spreads. Nevertheless, the CCR group was once again able to close the financial year on a good note as a result of the considerable expansion of innovative leveraged money-market funds and the positive results from the absolute return products.

Real Estate department
The Commerz Grundbesitz Group has added the promising asset category of REITs to its business activities: in March 2006, we successfully brought our in-house French REIT CeGeREAL to the Paris stock exchange, thus becoming the first German real-estate company to issue a REIT.

hausInvest europa: a market leader
The hausInvest europa fund managed by Commerz Grundbesitz-Investmentgesellschaft (CGI) is one of the group's open-ended property funds. This fund, which was created in 1972, is the largest open-ended property fund in Europe and had total assets of €8.18bn at the end of 2006. More than 300,000 investors currently hold units in this fund.

hausInvest global moves into Japan
CGI also manages hausInvest global, which invests worldwide. This fund has demonstrated our innovative strength on more than one occasion. hausInvest global was the first German fund to invest in Canada, Turkey and Sweden, all considered markets of the future. By purchasing a shopping centre in Tokyo at the end of 2006, the fund is now continuing its success story and is considered a pioneer in the up-and-coming real-estate markets in Asia.

Special real-estate funds continue on growth course
Commerz Grundbesitz expanded its business volume of special real-estate funds for institutional investors in 2006. The company now manages six funds for institutional investors.

Group companies and equity holdings in the Asset Management segment

Commerz Grundbesitz-gesellschaft mbH Wiesbaden 100.0%	**cominvest Asset Management GmbH** Frankfurt am Main 100.0%[2]	**European Bank for Fund Services GmbH (ebase)** Haar near Munich 100.0%[2]	**Caisse Centrale de Réescompte, S.A.** Paris 99.3%[2]
Capital Investment Trust Corporation Taipei 24.0%[1]	**cominvest Asset Management Ltd.** Dublin 100.0%[2]	**cominvest Asset Management S.A.** Luxembourg 100.0%[2]	**Commerzbank Asset Management Asia Ltd.** Singapore 100.0%[2]
Commerzbank Europe (Ireland) Dublin 76.0%[1]	**Commerz International Capital Management (Japan) Ltd.** Tokyo 100.0%[2]	**Jupiter International Group plc** London 100.0%[2]	**Münchner Kapitalanlage Aktiengesellschaft** Munich 25.5%[2]

1) The Parent Bank holds some of the interest indirectly; 2) the Parent Bank holds the interest indirectly.



Michael J. Huvers Director
Marketing/Communications,
Corporate Banking.

/ unternehmerperspektiven /


Netzwerk
Kompetenz
Einblick

"Our initiative *UnternehmerPerspektiven* really demonstrates our claim to be the best bank for the *Mittelstand*."

Michael J. Huvers is project leader for this initiative, which was launched at the beginning of 2006 by Corporate Banking.

"Like a seismograph, the *UnternehmerPerspektiven* (perspectives for entrepreneurs) track whatever concerns the *Mittelstand* today. The initiative has created a network for discussing concerns and exchanging ideas. Scope for action is discussed with representatives of business, politics and trade associations, and we follow up on any steps that need to be taken. This is where *Mittelstand* companies find answers to all the issues that concern them most."

corporate and investment banking

The Corporate and Investment Banking division handles business relationships with small, medium-sized and large corporate clients worldwide as well as customer-related market activities. It combines two major functions: The Corporate Bank or *Mittelstand* and the Investment Bank Corporates & Markets. The *Mittelstand* function comprises the corporate banking business within Germany, the Financial Institutions banking department, as well as Central and Eastern Europe (including BRE Bank) and Asian regions. The Corporates & Markets function comprises the International Corporate Banking branches in Western Europe, North America and South Africa. Commercial real-estate financing and the activities of CommerzLeasing und Immobilien have been transferred to the Commercial Real Estate segment.

THE BEST MITTELSTAND BANK IN GERMANY

Mittelstand

	2006
Equity tied up (€ m)	3,003
Operating return on equity	27.2%
Cost/income ratio in operating business	53.6%

Our *Mittelstand* segment can look back on an exceptionally successful year in 2006. It increased operating profit by a good 20% and raised the operating return on equity to 27%, posting an outstanding performance and significantly exceeding targets and expectations. At the same time, it further shifted the earnings structure towards comparatively stable commission income. The brisk demand for capital-market solutions and tradable credit surrogates such as promissory notes played a key role in this success. In addition, risk provisioning was reduced because of the steady financial recovery of the German *Mittelstand*.

We were able to strengthen our market position. Thanks to innovative products designed specifically for small and mid-size companies, high-quality advisory services, quick lending decisions, and the successful integration of corporate banking and modern investment banking, we have created a systematic competitive advantage. This is why we can rightfully describe ourselves as the best bank in Germany for the *Mittelstand*. This has been confirmed by surveys such as the one conducted by the *Arbeitsgemeinschaft Selbständiger Unternehmer*, a group of independent contractors, in which Commerzbank leads all major competitors when measured against the criteria of *Mittelstand* focus, quality of service and competitive terms.

From an organizational perspective, the scope of our *Mittelstand* segment was expanded in the past year to include Financial Institutions and the Asian region. This integration allows us to increase cooperation between the individual service units for SME customers, improve the development and control of international funds transfer products, and strengthen our position as an innovative financial services provider. By expanding the Asian business, we aim to support the rapid growth of our middle-market corporate customers in Asia.

Credit business is gradually picking up

As the result of the surprisingly strong economic upswing in Germany and above-average increases in capital spending, the longstanding weak demand for credit began to pick up gradually during the past year. In our view, the bank loan

continues to be a key financing instrument and an anchor product in the customer relationship, and therefore we are trying to expand our share of the *Mittelstand* lending business by means of a special initiative.

Despite the strong competition from German and foreign providers, high market liquidity and the accompanying pressure on interest rates, we were able to maintain stable margins in the credit business. However, since the margins in many cases are still out of proportion to risk and cost, we are working hard to negotiate prices in line with the risks involved.

"Move to the Top" exceeds our own expectations

As part of our multi-year programme called "Move to the Top" we have introduced additional improvements for our customers. Our lending procedures, for example, were revised and optimized in the "end-to-end credit" (etec) programme. We now reach lending decisions much faster than before. We are also working hard to ensure quality advisory services. We have therefore set up an extensive employee development and training programme and have invested in customer relationship management systems.

We are one of the first banks to make an internet-based rating indicator available to our customers and other interested parties. After a limited number of data from the balance sheet and income statement have been entered, the rating indicator will generate an initial rating indication. In 2006 we gave a voluntary commitment to explaining our customers' individual ratings to them in detail. In addition, we offer various types of rating consultation.

One of our main concerns is to increase cooperation between Corporate Banking and Investment Banking so that we will be better able to serve larger *Mittelstand* companies and major corporations more efficiently from one source.

In 2006 we continued our initiative to attract new customers to the *Mittelstand* segment. This initiative has brought us more than 12,000 new corporate clients since 2004, which means that we have far exceeded our goal of 9,000 new customers by the end of 2006. We will continue to try to expand our *Mittelstand* market share in the future – by increasing the number of relationship managers in regions where we have had a below-average market share, among other things.

Successful entry into the factoring business

In order to further improve our range of services, we have joined with GE Commercial Finance to establish CommerzFactoring. The new company focuses on customized solutions in receivables financing and purchases accounts receivable from companies by means of genuine factoring. With our entry into this sector, we intend to profit from a dynamic market that also promises high growth rates in the future. CommerzFactoring has got off to a good start and confirmed our confidence in this new company.

Approximately 400 promissory notes securitized

After placing numerous promissory notes in lot sizes that SME customers can handle easily, we have securitized our first portfolio of nearly 400 promissory notes via the TSI platform. This placement is part of a solution that enables us to offer our customers attractive financing terms. The major part of the portfolio

Group companies and equity holdings in the *Mittelstand* segment

BRE Bank SA	
Warsaw	70.2%[1]
Commerzbank (Eurasija) SAO	
Moscow	100.0%
Commerzbank (South East Asia) Ltd.	
Singapore	100.0%
Commerzbank Zrt.	
Budapest	100.0%[1]
Commerz (East Asia) Ltd.	
Hong Kong	100.0%
P.T. Bank Finconesia	
Jakarta	51.0%

1) The Parent Bank holds the interest indirectly.

involves companies with annual sales ranging between €10m and €50m. We have now put together a new portfolio of promissory notes based on additional product innovations and a simplified price model.

Growth markets for mezzanine financing and equipment leasing
With a volume of about €400m spread over more than 70 companies, we are among the market leaders in Germany in the area of mezzanine financing. Through our "Mezzanine for the *Mittelstand*" initiative, our lendings totalled around €120m in 2006 and we took this amount onto our own books. We have a strong competitive position in the particular area of structured solutions that qualify as reported equity.

As part of the CB Mezzanine Capital programme, we have now securitized a volume of around €200m. After a successful placement on the capital market, we have now launched a second tranche of this programme of profit-sharing certificates.

Trade Finance and Transaction Services
We offer our services in the area of Trade Finance and Transaction Services to customers not only in Europe but also in Asia, North America and South Africa. This brings us much closer to our goal of becoming one of the leaders in the international transactions business.

Since last year, our corporate customer portal called companyworld has been providing even more functions. The new treasury module allows our customers to optimize liquidity planning and control of payment flows on one electronic platform. Another module provides important market information. The companyworld portal is now available in nine languages and in sixteen countries. The number of users continues to grow: around 39,000 clients are now registered at www.companyworld.com.

Our sales campaign called "Expertise in International Banking", which focuses on our services in the area of documentary credits and international payments, is also going very well. The Single European Payment Area project aimed at creating a uniform payment transactions landscape in Europe is of key importance here.

Rising demand for investment and risk management products
The demand for interest-rate and currency derivatives continues to be strong. We feel that the ability to offer a broad range of hedging products is an important factor in the success of our *Mittelstand* segment. In order to seize major market opportunities more effectively and establish ourselves as a leading provider of investment and risk management products for corporate clients, we have launched a special growth programme. This includes such features as greater cooperation with cominvest, which is now focusing more specifically on the investment needs of mid-market companies and also making complex products available to SMEs.

Broad-based presence for serving public institutions
Services to local government, municipally-owned enterprises and public-sector bodies are becoming more and more important for our *Mittelstand* segment. We are now represented by specialists who deal with customers at more than 120 locations.

The demand for solutions for qualified debt management is especially strong and is increasing. Together with national and European partners, we are establishing special programmes in this area. We are also getting more involved in public-private partnerships (PPPs).

Launch of the initiative *UnternehmerPerspektiven*
In order to highlight our expertise in the *Mittelstand* sector we launched the initiative *UnternehmerPerspektiven* (perspectives for entrepreneurs) in 2006. Its work is based on two annual representative surveys of 4,000 companies by TNS Infratest. An advisory board consisting of prominent business representatives was formed specifically for this initiative to identify and support the survey topics.

This initiative is a way of emphasizing our position as the best *Mittelstand* bank. The survey results are discussed with companies, associations, politicians and academics in order to improve mutual understanding and develop viable approaches to solving important problems. In discussion programmes at our regional branches we create networking opportunities and look for points of departure for our sales activities. The initiative is also a way to demonstrate our expertise in the industries and markets in which our customers are active.

Another element of our social commitment to education is the endowment of a professorship at the Frankfurt School of Finance and Management. The main research area for this chair is *Mittelstand* financing and the development of innovative financing alternatives.

New *Mittelstand* focus on Central and Eastern Europe
We have made it our goal to attract more mid-market customers not only in Germany but also in selected countries of Central and Eastern Europe and to provide local services to this clientele. This applies primarily to BRE Bank, which was extremely successful in 2006. We reorganized the corporate banking business in Poland, further increasing our 6% market share in the lending business and our more than 8% share in the investment business.

Our subsidiary Commerzbank Zrt. opened additional branches in Hungary after introducing a new plan. In future, ten locations will cover the financial needs of small and medium-sized Hungarian companies, 700 of which are already included in our customer base. We want to expand our presence in the Czech Republic and Slovakia in a similar manner in order to be even closer to small and mid-size companies. Last year we established a new branch in Kosice, Slovakia. Preparations are underway for establishing two locations in the Czech Republic.

We also have a joint stake with international development banks in a total of seven ProCredit banks in South Eastern Europe. These banks, some of which are already important financial institutions in their own countries, specialize in supporting small and medium-sized enterprises.

FINANCIAL INSTITUTIONS BENEFITS FROM GLOBALIZATION

Financial Institutions, which is part of the *Mittelstand* segment, is responsible for our relations with German and foreign banks, central banks and national governments. Through a global approach, our worldwide sales network of 29 representative offices and delegate offices is controlled by a central relationship management team based in Frankfurt. They complement the Commerzbank network of operational outlets abroad. In 2006 this business line was again able to surpass the previous year's result.

New representative office in Vietnam

Through our new representative office in Ho Chi Minh City, formerly Saigon, we hope to share in the business opportunities in Vietnam, a real growth market. The office allows us to give our *Mittelstand* customers direct access to this country, which has an enormous pent-up demand for infrastructure projects and the development of new industries.

Our position as a leading foreign trade bank is based on a closely-knit network of relationships with over 5,000 banks throughout the world. We have been able to maintain our substantial 16% market share in the financial processing of German foreign trade. We are especially well positioned in emerging markets, where competition is very strong. For the third time in a row we were awarded first prize for our active participation in the Trade Facilitation Programme of the European Bank for Reconstruction and Development.

Financial Institutions supports the international business of our corporate clients by

- providing expert advice on delivery transactions and investment plans;
- processing payment transactions in more than 70 national currencies;
- handling exchange-rate hedging, also in exotic currencies;
- issuing foreign guarantees that reflect local laws and practices;
- covering claims under letters of credit or guarantees;
- offering all types of foreign trade financing – from simple forfaiting to structured products.

The foundation for this extensive range of services is our foreign expertise, acquired over decades and based on solid knowledge of the cultural, economic, political and legal realities of the various sales and procurement markets.

European transaction banking with a focus on SEPA

We expanded our position as a leading European transaction bank and a provider of a broad spectrum of payments services in euros and other currencies in 2006. For example, we focused at an early stage on the effects of the Single European Payment Area, the necessary uniform legal framework (the Payment Services Directive) and the increasingly complex money laundering regulations. We present our products and services at venues such as international trade fairs – particularly SIBOS, the largest banking trade fair in the world devoted to transaction services, which takes place annually.

Through the Money Laundering Prevention Office, which is closely linked to the sales units, this business line meets the increasingly stringent requirements for the identification and prevention of money laundering and terrorism financing. We undertake individual risk assessments for our banking customers on the basis of solid knowledge of the economic and institutional conditions and information on managers and shareholders.

CORPORATES & MARKETS SEES ITS MOST SUCCESSFUL YEAR

2006 was by far the best year for the Corporates & Markets banking department. By the end of 2006, it had increased its operating profit by about two-thirds to €617m compared with the previous year and exceeded its 2007 target of 20% operating return on equity, a year ahead of plan. This resulted in an overall RoE of 26% for the year. All four business lines – Sales, Markets, Corporate Finance and Client Relationship Management – contributed to this outstanding performance. This extremely successful growth underlines a strategy focused on a customer-driven business in core markets in Germany and Europe. Going forward, we intend to expand our strong position in structured products selectively to include Asia and North America.

Corporates & Markets

	2006
Equity tied up (€ m)	2,394
Operating return on equity	25.8%
Cost/income ratio in operating business	61.2%

Significant events during the year also included the successful integration of Eurohypo into the Commerzbank Group, which particularly strengthened our Corporate Finance. In addition, the integration of our Western European and North American International Corporate Banking units into Corporates & Markets has substantially strengthened our market potential and increased our capability to cross-sell multi-asset products to our corporate-client base.

The successful development and implementation of a centralized and active credit portfolio management framework and strategy, designed to increase our capital efficiency, was another milestone for the business. An important first step during the year in this strategy was the securitization of a €4.5bn portfolio in the capital markets.

Markets: a leader in structured products

The Markets business line saw strong growth in 2006 in its core business activities: equity derivatives, interest-rate products and foreign-exchange trading. Building on an innovative corporate culture, experienced staff and a mature platform, our equity derivatives business continued to grow even stronger, outperforming the market to achieve a Number 1 position in Germany, with a 21% market share. In addition, we continued to bring new structured products such as fund and commodities products to the market. Leveraging off this leading position in Europe, we also broadened our activities, establishing a structured products team in Asia.

In addition, we extended the product range to new asset classes, including investment opportunities in U.S. life-insurance policies. A new fixed-income fund of hedge funds was added, increasing the range of alternative investment strategies we are able to offer. We also opened our CGAL Global Opportunities Fund to outside investors via a new integrated fund platform in Dublin. Both funds received an A rating from Standard & Poor's.

Further investments were made, strengthening and expanding our foreign exchange trading platform to ensure an around-the-clock control of risk positions worldwide. We also began to integrate physical precious metals trading in Luxembourg into this platform, which will guarantee a more efficient service for corporations and institutional clients in the future.

Sales: growth in public distribution and institutional offering
Leveraging our expertise in structured products, we continued to expand our leading role in sales to private customers during the past year. Numerous awards won during the year continued to confirm our expertise in this area. Building on this, we were able to extend our offering across Europe, launching new distribution platforms in Spain, Portugal and Sweden.

A second area of focus was the expansion of our institutional distribution platform. Great progress was made, especially in fixed income, cash equities, derivatives and FX products on our institutional sales platforms not only in Germany and Europe but also in the US market.

Sales to corporate clients were further strengthened with our strong market position in Germany and Continental Europe where we see further potential to sell structured products and risk-related advisory services. The aim is to further improve cooperation with our branches and opportunities for cross-selling.

Corporate Finance – Strong deal pipeline and robust execution
2006 was an outstanding year for Corporate Finance. Favourable market conditions ensured strong growth in all product groups, cementing our position as the leading provider of high-quality financing solutions for corporations and institutional clients in Germany. The integration of Eurohypo also began to bear first fruits, with joint deals completed in the leveraged finance and securitisation groups. In addition, numerous lead management mandates boosted our capability to secure a number one position in the German *Pfandbrief* market.

The Leveraged Finance group continued its success, booking 28 leveraged buyouts (LBOs) during the year. Amongst these, the team arranged nine transactions as Mandated Lead Arranger and bookrunner. This included jointly leading the €800m post-IPO financing of Symrise. The team also worked together with Eurohypo, arranging a €160m financing for the 3i acquisition of ABX Logistics in Belgium, in which Commerzbank acted as global coordinator, lead manager and bookrunner.

Our securitization team concentrated on developing new areas of expertise and skill such as collateralized debt obligations (CDOs). The €4.5bn CoCo Finance Limited 2006-1 synthetic securitization of multinational corporate loan exposures was the first structure to have been developed, that not only recycled the Bank's capital efficiently, but provided regulatory capital relief under both Basel I and Basel II with the approval of the German Financial Supervisory Authority (BaFin). This deal structure then went on to be used for Eurohypo's synthetic securitization of loans to municipal and cooperative housing associations in Eastern Germany. Also significant was the innovative securitization of 396 unsecured standardized certificates of indebtedness – *Schuldscheine* – from small and medium-sized companies *(Mittelstand)* totalling €503m through TS Co. mit One GmbH. This structure allowed *Mittelstand* companies to profit from attractive capital-market levels.

Debt Capital Markets won numerous lead management mandates for corporate bonds. This included prestigious names such as DaimlerChrysler, Deutsche Bahn, National Grid, Deutsche Telekom, Volkswagen and Leoni.

Benchmark jumbo *Pfandbrief* transactions for clients such as Deutsche Kredit Bank, Düsseldorfer Hypothekenbank, Eurohypo and EssenHyp contributed to highlighting our leading position in this field in our domestic market. Building on this we began to extend our jumbo activities on an international scale, winning two mandates in Spain for Ayt and La Caixa. In addition, we also achieved a no. 2 position in the European public sector, having arranged benchmark issues for the states of Saxony-Anhalt and Lower Saxony and a two-tranche issue for the City of Madrid.

2006 was also a record year for the Syndicated Loans group. We assisted companies in their landmark acquisition finance including companies such as Linde, Arcelor Mittal and E.ON. Greater weighting was also given to offering our expertise and advice to Financial Institutions in emerging markets – primariliy Eastern Europe. We continued to underline our position as a lead manager, arranging syndicated loan transactions for clients such as the Bank of Moscow and Turan Alem Bank in Kazakhstan. This reaffirmed our position as an important lead manager of syndicated loans for Eastern European companies.

Equity Capital Markets (ECM) supported many of our clients in their efforts to raise capital in the equity market. We acted as joint lead manager, for example, in IPOs of Air Berlin and ItN Nanovation and the capital increase of Carl Zeiss Meditec. We also acted as lead manager for Aleo Solar's IPO and the private placement of FranconoRheinMain. We participated as a syndicated member in many other transactions such as the IPOs of Demag Cranes and Francotyp-Postalia. Last but not least, our M&A team participated in a total of nine deals.

Client Relationship Management strengthens cross-selling potential

Our Client Relationship Management (CRM) business line continued to concentrate its activites on the cross-selling of capital-market products to core clients. It provided support and capital commitments in major transaction situations for multinational companies and institutional clients. Throughout the year, we saw a significant increase in demand for corporate finance products such as syndicated loans and bonds.

This year also saw the integration of the Bank's Western European (including Johannesburg) and North American units into Corporates & Markets. A new pan-European strategy was initiated for the Western European branches, in order to bring them even closer together, strengthening our opportunity to maximize the cross-selling of products. CRM also continues to make good progress on centralizing the back-office functions of our Western European branches in Luxembourg. The next step will be the establishment of a central loan book to support our credit portfolio management framework.

North America also continued a very successful business model, consistently producing good results throughout the year.

Group companies and equity holdings in the Corporates & Markets segment

CBG Commerz Beteiligungsgesellschaft Holding mbH

Bad Homburg v.d.H.	100.0%

Commerzbank Capital Markets Corporation

New York	100.0%



Fernando Salazar Lacalle Manager
Corporate Banking Southern Europe at Eurohypo.

/ citylife milan /


CityLife

"Citylife is one of the biggest financing transactions in the history of Eurohypo."

Fernando Salazar Lacalle has shown in this project how smoothly cooperation can run within the Commerzbank Group so soon after integration. He and his team are on the road from Lisbon through Madrid, Milan and Athens to Istanbul – whenever there are large-scale commercial real-estate financing deals to be won, working together with the local units.

Citylife is currently Italy's biggest commercial construction project. Planned by the three star architects Zaha Hadid, Daniel Libeskind and Arata Isozaki, it involves constructing the tallest building in the country on the site of the old trade fair centre, creating new living, working and leisure space for around 15,000 people. When it is completed in 2014, Citylife will lend new impetus to central Milan and give it a modern face. This project underscores Eurohypo's market position as Europe's leading financier of real estate.

commercial real estate, public finance and treasury

As part of the process of integrating Eurohypo we set up the Commercial Real Estate, Public Finance and Treasury division, which has brought together all of the commercial real estate, public finance and treasury business of the Commerzbank Group under one roof.

COMMERCIAL REAL ESTATE SEGMENT

The Commercial Real Estate segment comprises Commercial Real Estate, CommerzLeasing und Immobilien AG, Corecd GmbH and Commerz Grundbesitz-gesellschaft mbH. The latter was part of the Asset Management segment until the end of 2006 and so is not yet included in the figures reported. On a pro-forma basis, i.e. if Eurohypo is fully included in the comparative figure, operating profit rose by €148m to €532m. The segment achieved an operating return on equity of 13.5%.

Commercial Real Estate

	2006
Equity tied up (€ m)	3,097
Operating return on equity	14.3%
Cost/income ratio in operating business	38.9%

Commercial Real Estate: targets for 2006 met in full
Eurohypo achieved its ambitious targets both in terms of market penetration and of expected earnings. At €34.9bn, new business exceeded the previous record year of 2005 by 15%. Eurohypo approved loans amounting to €9.8bn in the domestic market and €25.1bn outside Germany, once again providing clear evidence of its dominant position in the market. Operating income rose by €69m or 7.5%. The increase of €52m or 12.4% in administrative expenses is mainly due to the regional expansion into new markets. These investments will already be generating income in 2007.

Successful ongoing strategic development
By taking over Eurohypo, Commerzbank has also become a significant player in the real-estate finance business. From Eurohypo's standpoint the association with Commerzbank AG has improved its competitive position: sharing existing resources, supplementing the range of products with those of Commerzbank and receiving support from the branch network in opening up new markets all give rise to cost and income synergies.

Eastern Europe has been at the core of the ongoing internationalization process, with branches and representative offices being opened in Russia, Turkey and Romania. Eurohypo is preparing to open a branch in Dubai to be shared with *Mittelstand* and the Private and Business Customers segment. An additional focus was on entry into the Japanese market, which will be followed by additional Asian locations in 2007.

Development of the buy-and-manage concept continued

2006 again saw a conceptual reinforcement of the core of our business model. Eurohypo is growing from being solely a lender to real-estate customers to acting as an intermediary between customers and the capital markets. Our customers benefit from the employment of capital-market products, such as syndication and securitization, which we use to optimize the servicing and structuring of their financing requirements. We also employ both instruments to actively manage the real-estate loan portfolio.

The aim is to optimize the portfolio's risk/return profile, in particular under the new Basel II rules. The most significant measure taken last year was the synthetic securitization of loans to finance residential real estate in Eastern Germany amounting to €1.85bn.

Being associated with the Group also proved its worth in executing this transaction, since Commerzbank Corporates & Markets acted as lead manager for the placement of the securitization, thus realizing income synergies.

Eurohypo once again successful in 2006 with landmark deals

As in previous years, we once again succeeded in playing a role in a number of outstanding transactions on the international real-estate markets in 2006. It is in these complex deals especially that our large underwriting capacity, structuring expertise and mix of financing and advisory services show their worth.

Eurohypo financed Italy's largest construction project in Milan, the new Citylife quarter. As sole arranger, we provided €1.7bn for the construction of apartments, offices, shops and cultural establishments. In our home market of Germany we financed a €710m portfolio of four shopping centres in Cologne, Düsseldorf, Mülheim and Krefeld and prepared it for subsequent securitization. We also succeeded in assisting our customer with a convincing concept to finance and securitize a portfolio from the federal state of Hesse with a volume of €550m, which we won in a bidding process against the competition. In Madrid our team joined up with specialists from Commerzbank Real Estate Investment Banking to provide the acquisition finance for a Spanish real-estate company and advised the buyer on the transaction.

Bundling capital market expertise

We once again proved our claim to a leading position in the syndication and securitization business with a placement volume of €16.3bn. Of this amount, €8.1bn was for securitizations and €8.2bn for syndications. The close cooperation between our specialists in syndication and securitization gave our customers greater flexibility to optimize their income, including by linking the two types of financing.

We consider developments on the German securitization market to have been particularly successful. Using our "Opera" securitization platform we executed true-sale transactions for the first time in Germany, with a volume in excess of €800m. We acted as joint arranger for the biggest securitization transaction to date in Germany, the placement of €5.4bn for Deutsche Annington.

Group companies and equity holdings in the Commercial Real Estate, Public Finance and Treasury division

CommerzLeasing und Immobilien AG	
Düsseldorf	100.0%[1]
CORECD Commerz Real Estate Consulting and Development GmbH	
Berlin	100.0%
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	
Luxembourg	75.0%
Eurohypo AG	
Eschborn	98.0%[2]
Hypothekenbank in Essen AG	
Essen	51.0%

1) The Parent Bank holds some of the interest indirectly;
2) the Parent Bank holds the interest indirectly.

Positive market trends providing the basis for a successful 2007

The market forecasts from our own real-estate experts and from external specialists lead us to expect continued good conditions on the major markets.

Germany has been very much in the focus of institutional real-estate investors over the last two years. Any weakening of the boom in foreign investments can be compensated by the improving economic situation in Germany. We expect a continued reduction in the oversupply of office space and rising top-level rents. Strong demand for top locations and large sites is likely from the retail sector. Investors will also continue to focus on large residential portfolios.

The outlook is also good for the most important region for our business, the European commercial real-estate markets. Developments in Western European office markets were all good in 2006; we saw a reduction in vacant office space, especially in central locations, and rising top-level rents. The economic outlook for Europe leaves us expecting a continuation of the solid markets for this year. Countries in Central and Eastern Europe and Turkey are benefiting from their high economic growth. There are signs of rising top-level rents in prime locations over the next few years. A distinction has to be made when viewing trends in the retail market in the East as opposed to the West, as the lower purchasing power in Eastern Europe suggests there may be regional oversupply.

US office markets performed well last year, as can be seen in the drop in vacant space and rising rents. This will continue in 2007. Performance on the retail market was also buoyant in 2006, supported by robust private consumption. We expect this to continue too over the medium term.

CommerzLeasing und Immobilien reinforces its market lead

At €62m the CommerzLeasing und Immobilien Group (CLI Group) achieved the best result in its history. At the same time it reinforced its position as one of Germany's leading leasing companies, writing new business amounting to more than €3.2bn. Strong growth in the mass market made a substantial contribution to the company's success. Our business outside Germany and equipment leasing proved to be particularly dynamic. Assets under management currently stand at €29bn. The good overall result reflects transactions in all sectors:

- In structured investments, the focus of our business for commercial companies was on balance-sheet structure management and for the public sector on PPP projects. We expanded business in this segment further in 2006. The outstanding project is the Elbphilharmonie building in Hamburg, with a volume of €241m. As part of a bidding syndicate the Group registered a public-private-partnership with the City of Hamburg. The CLI Group also took advantage of the revival in the real-estate markets to dispose of the Rondo Onz, an office building under construction in Warsaw's financial district, to institutional investors.

- In the CFB fund sector the CLI Group once again placed a large German fund, with an investment volume of €206m with private investors to finance the Eschborn Plaza office building in Eschborn. September 2006 saw the start to the distribution of the new CFB 160 fund Comcast Center, Philadelphia, which has an investment volume of USD 500m. We also placed the Campeon, Infineon AG's new headquarters, with equity of €110m, with an institutional investor in a private placement. In all, funds raised from capital investors in 2006 amounted to more than €1bn. Investors also benefited in 2006 from the early marketing of two fund properties: CLI Group sold the Financial Tower in Jersey City, USA to institutional investors. With sales proceeds of USD 204.6m, the investors earned an average annual return in excess of 12%. The CFB 144 fund was also liquidated: the property here was the former BVB Westfalenstadion in Dortmund. Investors participated in total the profit distribution forecast in the prospectus together with the premium they had paid. The volume of investors' capital in what are now 160 CFB funds grew to €4.4bn, with a total of 108,000 separate holders. By the end of 2006, around 96% of all CFB funds launched to date had achieved or exceeded the forecast profit distribution. With this the CLI Group has shown a first-class performance.

- With growth at around 24% on the equipment leasing side, new business saw dynamic year-on-year growth. In Germany the rise was due to operating in combination with Commerzbank's branches under the leasing initiative for *Mittelstand* companies. The business is split into the traditional three segments: plant and machinery, vehicles and IT equipment. A new feature last year was the introduction of e-commerzleasing for smaller companies. Standardized processes and internet-based processing allow smaller leasing transactions to be processed very rapidly. Larger companies wanting to use leasing investments to limit the impact on their balance sheets, even under IFRS and US GAAP accounting, registered increasing interest. We also report a substantial increase in the share of business outside Germany. Our Polish subsidiary BRE Leasing, where new business increased by around 50%, made a particularly strong contribution here.

The CLI Group has positioned itself as a leading company in the leasing industry. It is focusing on more growth and improved profitability again in 2007.

PUBLIC FINANCE AND TREASURY SEGMENT

This segment comprises the public finance business of Eurohypo, Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg as well as Group Treasury.

Public Finance und Treasury

	2006
Equity tied up (€ m)	1,104
Operating return on equity	25.5%
Cost/income ratio in operating business	27.5%

Eurohypo's public finance business consistent in its strategic orientation

The main feature of Europhypo's public finance business in the year under review was a consistent pursuit of the strategy formulated. At the heart of this strategy is the central management of the overall portfolio booked in Frankfurt and Luxembourg in line with a buy-and-manage approach and the optimal use of opportunities for funding by means of public-sector *Pfandbriefe* and *lettres de gage.* On the asset side, besides an increase in international diversification (the planned expansion of business in North America and Asia) it is principally those areas of business offering better margins because of in-house origination, intensified use of structured products and the increase in the use of credit derivatives that are at the forefront of our activities. There is a growing significance in this context of PPP business, whereby the private sector finances public-sector infrastructure projects.

Stronger cooperation with Commerzbank's marketing areas is also an important component of our public finance work.

Hypothekenbank in Essen is one of Germany's largest *Pfandbrief* banks

Despite difficult market conditions, Hypothekenbank in Essen AG succeeded in expanding its business in 2006 and reported total assets for the first time in excess of €100bn. This puts Essen Hyp in the ranks of Germany's largest *Pfandbrief* banks. The bank achieved a record volume of new business on both sides of the balance sheet in the year under review. It also expanded its real-estate business, especially in the retail area. By means of securitizations and guarantees it achieved a reduction in risk-weighted assets in real-estate financing transactions that will help it to expand the business in future.

With an upgrade in its rating by Standard & Poor's to A-, Essen Hyp now has a single A rating from all three of the reputable agencies. The AAA ratings for the public-sector *Pfandbriefe* were confirmed last year. The key return figures confirm the success of this segment: after-tax return on equity rose to 13.2%, and at 15.9% the cost/income ratio remained at a very good level. This makes Essen Hyp one of Germany's most cost-efficient banks.

Erste Europäische has the best result in its history

2006 was the most successful year to date in the company's history for Erste Europäische Pfandbrief- und Kommunalkreditbank AG in Luxembourg. It once again significantly raised its income in absolute terms and also its return on equity. Total assets remained virtually unchanged. Standard & Poor's also confirmed its AAA rating for EEPK's retail *Pfandbriefe ("lettres de gage publiques").*

EEPK was the first-ever bank to bring to market the issue of a mortgage *Pfandbrief* under Luxembourg law (a *"lettre de gage hypothécaire"*) at the beginning of 2006. It continues to be positioned as the innovative, international and highly profitable public finance bank of the Commerzbank Group in Luxembourg.

Successful integration of Eurohypo Treasury into Group Treasury

Commerzbank Treasury division is responsible for managing the Group's balance-sheet structure and, with staff in Frankfurt, London, Luxembourg, New York und Tokyo, is present in all the Group's major locations.

In the year under review the focus was on integrating Eurohypo AG's Treasury activities. Accordingly, the organizational structure of Group Treasury (ZGT) was redefined in terms of functional and regional responsibilities, and work was successfully concluded to create uniform methods and management philosophies. We also undertook steps to optimize the balance-sheet structure. These included for example a reduction in unsecured funding, especially on the interbank market, and improving synergies by creating a uniform market presence for Commerzbank AG und Eurohypo AG on the capital markets. Agreement was reached on all issuing activity in the newly established Capital Markets Committee, which is made up of representatives of all the major units within the Group, with the aim of achieving the best possible funding costs and a broad diversification of our sources of funding.

In the year under review, Commerzbank AG raised hybrid core capital for the first time. We succeeded in placing a volume in excess of €2bn in euros and sterling in the first quarter with European institutional investors. We then placed €300m of hybrid capital with Commerzbank's retail customers in the autumn. For the first time in years we actively used the capital markets to raise subordinated capital. An amount of €1.25bn was very successfully issued in the Euromarket and a transaction was executed for the first time on the Canadian ("maple") capital market. The currency risk on this CAD 300m subordinated capital was hedged with a subordinated swap into euros.

Along with ensuring that the Group is solvent at all times, one of Treasury's major responsibilities is managing the interest-rate risks in the banking book. ZGT was quick to spot the rise in interest rates on the capital markets and position the banking book accordingly. The investment models of the various business divisions were shortened in anticipation.

The pro-forma figures have not been audited.



Daniel Schmitt Manager Human Resources (ZPA), Systems & Processes.

/ skills management /


POWER

"Our staff are our most important asset. But do their skills match our requirements? Skills management provides the basis for an HR development process that is both stringent and in line with our needs."

Daniel Schmitt, Manager ZPA Systems & Processes and his project team introduced "Comskill", the skills management system of Commerzbank.

Skills management provides the basis for staff to be able to make optimum use of their strengths and interests, and to play an active role in shaping their career planning. This instrument helps managers to quickly identify employees' different levels of knowledge and skills, and to promote these in a targeted manner. Skills management gives Commerzbank one of the most modern HR management tools.

staff and welfare report

The work we do in the area of human resources affects the Bank's efficiency, our appeal as an employer and the motivation and expertise of our staff, thus making a vital contribution to the success of the company.

Selectively joining expertise: skills management

The skills required of Commerzbank employees are constantly changing in response to the rapidly changing needs of our customers. Our "ComSkill" skills management system allows us to capitalize more effectively on employees' potential, to assess this potential more systematically and individually and hence hire qualified individuals for key positions in the bank over the long run. Employees voluntarily store a profile that describes their professional qualifications, experience and personal skills, making this information transparent for managers throughout the Bank. At the same time, information about which skills are required for which functions is also available to employees. This lets them compare their qualifications profile with the requirements necessary for a specific position and identify new responsibilities and development possibilities for themselves. The managers in the Bank get an overview of the potential that exists, giving them a basis for creating development and succession plans. After the launch of an initial pilot phase in Commerzbank in 2003, the system has been vigorously expanded in the years that have followed. At the end of 2006 it was available in all branches and is currently being introduced at head office, where roll-out is scheduled for completion by the middle of 2007. In 2006, Commerzbank integrated ComSkill into a highly structured HR development process and added new tools to it. The voluntary self-assessment is now only the first step: it is followed by mandatory meetings for all employees, focusing on potential. In these meetings, the managers will use a structured process to compare the self-image of their employees with their own observations. Building on the assessment of potential, managers and employees work together to reach a decision about the steps necessary to acquire additional qualifications or take on new responsibilities.

Important snapshots of the current mood – staff survey as a standard procedure

Systematic staff feedback supplies company management with critical information about how to structure its own activities. Consequently, Commerzbank conducted an extensive survey of its employees in 2005, working together with a renowned market-research institute. This survey produced a detailed profile of the Bank's strengths and weaknesses along with a list of concrete suggestions for improvement in the areas of market and customer orientation, communication of strategic orientation and HR development and management. We continued to pursue these activities in 2006. Commerzbank conducted another staff survey in October and November of 2006. This time, the focus was on taking a snapshot of the current mood. As in the previous year, the degree of staff loyalty to the company and motivation were surveyed. Employees had an opportunity to provide unfiltered feedback to company management in an anonymous online survey. Almost as many took part as in the previous year (72%), with 71% of all staff both in Germany and abroad participating. The employee survey has

Data on Commerzbank's personnel*)

	2006	2005	Change in %
Total staff Group 1)	**35,975**	**33,056**	**8.8**
Permanent staff Group 2)	**33,325**	**30,177**	**10.4**
Total staff Parent Bank 1)	**24,327**	**24,649**	**–1.3**
including: based abroad	1,957	1,934	1.2
including: trainees	1,372	1,332	3.0
Permanent staff Parent Bank	**22,250**	**22,399**	**–0.7**
Length of service	14.7	14.4	
Average age	40.6	40.4	
Staff turnover ratio Parent Bank in Germany	3.2%	3.1%	
Percentage of sick	3.3%	3.3%	
Percentage of part-time staff	21.1%	20.8%	
Total pensioners and surviving dependents	12,178	12,022	1.3

*) Actual number employed; 1) including local staff in representative offices and cleaning and kitchen personnel, excluding staff on maternity leave and long-term sick; 2) employees, excluding trainees, junior executive staff, temporary staff, volunteers, cleaning and kitchen personnel, staff on maternity leave and long-term sick.

thus established itself as a standard tool for company management at Commerzbank. The surveys for taking a snapshot of the current mood are to be carried out once a year, while the comprehensive analyses of strengths and weaknesses are scheduled for every three years, with the next one taking place in 2008.

Diversity inspires performance

Our strength lies in our differences. Since the end of the 1980s Commerzbank has been systematically pursuing a strategy of diversity. This strategy focuses on diversity among our employees and treating one other with respect. By promoting diversity, we aim to enhance our success through integrating people and tapping into their differences. The Bank serves different customer groups in different markets. For this reason we also need diversity among our employees, who should all feel at home in the Bank despite their differences and should not only enjoy working at the Bank but who also do it well. Diversity safeguards the appeal of the Commerzbank as an employer for various groups of employees and fosters a productive corporate culture. In 2006, Commerzbank considerably enhanced the initiatives it offers to promote diversity. The day nursery, which was opened in Frankfurt in cooperation with Family Service the year before, now has room for 100 employees' children, providing regular childcare. In addition, Family Service is available to our employees in large parts of Germany, offering an extensive range of advisory services for parents. In 2006 the Bank offered various training events on diversity issues, for example, seminars for parents and workshops for female managers and young women with potential. The proportion of women in Commerzbank has increased to 50.5%. Important for this development was the rise in the quota of women working as non-pay-graded employees to more than 26% in 2006 – while, in 1980, it was only at around 3%. In 2007, Commerzbank will take the issue of cultural diversity to the next level; there are currently people from 76 countries working together at the Bank. Intergenerational cooperation is also worthy of special attention because the demographic structure is changing, both outside and inside the Bank.

| special awards 2006 |

Work & Family audit
For the second time, the non-profit Hertie Foundation awarded Commerzbank the highest "Work & Family Audit" certificate for family awareness in our HR policy.

Total E-Quality
For the fourth time, Commerzbank received the TOTAL E-QUALITY award for having an HR policy based on equal opportunities for men and women. This prize has been awarded over the last ten years by the body of the same name.

Advertising annual
In the May 2006 publication of the standard reference book for the German advertising industry, the Commerzbank apprentice and trainee campaign made it into the top ten in the category "Recruiting and employee communication".

Younger employees are the key to the future – training at Commerzbank

In 2006, Commerzbank once again hired more than 500 trainees. This means that by the end of the year under review there were 1,370 young people training for their professional careers at Commerzbank AG, which represented a slight increase over the previous year and a comparatively good trainee quota of 6.3%. This is a testament to our commitment to meeting our social responsibilities towards the younger generation. That our efforts truly stand out in this area is evidenced by the fact that we provided training that extended beyond our own needs in 2006. There is intense competition in Germany, no longer limited just to the best college graduates but also increasingly for well-qualified school leavers. We have successfully positioned ourselves as an attractive employer for trainees in this difficult competitive environment. Contributing to these efforts were, among other things, our marketing campaign on the theme ***| i'm joining the bank |***, various events for teachers and pupils and regular internet chat sessions that have made our target groups more aware of the professional training offered at Commerzbank. Training is the key to the future. Commerzbank therefore expanded and modernized its training programmes in 2006. The Bank offers a wide range of different training options. We offer the traditional dual training programme for bankers, business people for office communication and IT specialists, and also courses of study in cooperation with professional institutes and the Frankfurt School of Finance and Management leading to various bachelor degrees and diplomas. The training programmes themselves have been more closely aligned with distribution and sales, which is reflected in equal measure both in the communication and staff selection and in the content of the training. In 2006, the Bank made the CLiCNET learning portal available to its trainees, which gives them online access to supplementary learning and communication possibilities. With this portal, we are striving to systematically bring together e-learning and classroom methods.

The Bank's new compensation plan – results and performance the key criteria

Intelligent compensation systems have a positive effect on the success of a company's business. They are key factors in attracting and keeping qualified employees. In 2006, Commerzbank began to implement components of the new *vario* compensation plan. *vario* gives equal weight to results and performance, hence fostering a culture of performance and motivation in our company. On January 1, 2006 the new profit-sharing plan for collective pay scale and non-collective pay scale employees was introduced. The total volume of this profit-sharing plan is measured on the basis of the results of the Bank and its divisions. Starting from a base amount, individual payouts are determined using performance criteria. The Bank also developed a new bonus system for non-collective pay scale employees in 2006. Starting in January 2007, the bonus volumes for non-collective pay scale employees have been set top down based on operating results and paid out according to performance criteria. Both components of the new compensation scheme now leave it up to managers' discretion to specially acknowledge strong performers.

Health management

It is a truism that the healthier employees are, the better their performance will be. The Bank's health management team wants to make its contribution to this. In 2006 we continued our proven across-the-board cooperation with our external provider, Deutsche Bahn GesundheitsService GmbH. A pilot study on stress management showed how important it is to help employees deal with stress productively. Commerzbank can boost its own efficiency in this way, as stress can lead to work absences and a decrease in performance potential; employees who are able to cope with stress perform better. Our activities concentrated on the areas of ergonomics and management of absences from work. In future we want to offer a Bank-wide, structured system for managing absences from work at management level. A campaign for healthier food in the cafeterias is also on the agenda for 2007. Demographic changes have put prevention and health checks more firmly into the healthcare spotlight.

Integration of Eurohypo

The takeover of Eurohypo, at the end of 2005, was the largest and most significant company acquisition in the history of Commerzbank AG.

As early as the beginning of 2006, top-level managers at both companies switched places to prepare for and drive forward the process of integrating Eurohypo into the Commerzbank Group. Step-by-step measures were undertaken to foster and accelerate the integration of the two companies. These included opening up the internal job markets, social and fringe benefits (e.g. shares for employees), Kids & Co., and having trainees work in both companies.

A particular focus was on putting together credit processing in the private customer segment of both companies, which has been pursued and driven forward since the end of the second quarter of 2006 as part of a separate project called "Retail Credit Business". In addition to introducing uniform processing procedures on a shared credit platform, other essential components of this project, which is also supported by HR, are organizational realignment, filling newly created positions and integrating Eurohypo employees into Commerzbank AG.

Thanks for cooperation

HR efforts can only be successful if company management and employee representatives work together constructively. We would therefore like to extend our thanks to the staff councils, to the representatives of the Bank's senior staff, and to the representatives of both the severely disabled and younger staff for their responsible and productive cooperation.

Of course, we would also like to thank all of our employees. Their dedication and performance made the success of our Bank in 2006 possible.



Heidrun Heutzenröder Fund Manager at cominvest.

/ cominvest fondak /


Fondak

"My goal is to be better than the market, even in years that are not so good for equities."

Heidrun Heutzenröder has managed the successful cominvest Fondak German equity fund since 1998. This native of Frankfurt is considered to be a proven expert in German equities and manages a total of around €3.5bn for investors.

The 56-year old cominvest Fondak fund is not only Germany's oldest equity fund, it is also one of its best. Since it was launched in 1950 it has generated an average annual return for investors of 11.6%. In selecting stocks, Heidrun Heutzenröder looks for undervalued companies with strong asset backing listed on the Dax and the M-Dax. "I was already looking at dividend yields eight years ago, when other people only ever talked of growth." Besides studying the key figures in companies' balance sheets, this economist sets great store by regular face-to-face meetings with the top names in German business.

share price, strategy and outlook

Data and facts on the Commerzbank share

Bearer shares	803 200
Reuters	CBKG.DE
Bloomberg	CBK GR
ISIN	DE0008032004

Commerzbank shares: Strong start in 2006

2006 was another very good year for the stock market. Rising corporate profits and the expanding domestic economy, especially in the second half of the year, gave German stocks a significant boost. The DAX index closed the year at 6,597 points, gaining 22% in 2006 and reaching its highest level since February 2001.

Commerzbank shares began 2006 in a strong position, building on the excellent performance of the previous year. Supported by the acquisition of Eurohypo, high expectations for the German real-estate market and excellent corporate results, the share price rose continuously until May, when it reached its high for the year at €33.96. After consolidating at mid-year, performance was above average towards the year-end. As a leading German commercial bank, Commerzbank definitely profited from the extremely strong economic growth. Our shares closed at €28.85 on the last trading day of the year, up 11% on the price at the end of 2005.

Because of the successful business growth of Commerzbank and our leading position in the German market, our shares were in great demand on the stock exchange. Daily trading volumes climbed from an average of 4.3 million shares in 2005 to 4.8 million in 2006. A market capitalization of €19bn at the end of 2006 made Commerzbank the 13th-largest member of the DAX, and our weighting in the index increased to 2.52%.

Active dialogue with the capital market

The Board of Managing Directors, senior executives and Investor Relations again expanded the dialogue with the financial community during the past year. We provided information about current trends at Commerzbank and the success achieved in our various business lines at more than 500 one-on-one meetings, in 25 roadshows and at eleven international conferences. We spoke with a total of around 1,000 institutional investors and analysts.

Commerzbank held its fifth Investors' Day last September, and it was a great success. More than 100 institutional investors and analysts were invited to Frankfurt as our guests. All the members of the Board of Managing Directors reported in depth on the development and strategic positioning of the business lines for which they are responsible and answered participants' detailed questions. This year the Commerzbank Investors' Day will be held on September 20.

Performance of the Commerzbank share 2006
Daily figures,
30.12.2005=100


135
130
125
120
115
110
105
100
95
90
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

The high number of hits on our website also indicates great interest in Commerzbank. Company and share information, annual and interim reports, presentations and breaking news about corporate developments are available on the Investor Relations pages to all interested parties. The fact book entitled "Commerzbank – Figures, Facts, Targets", which is sent to our shareholders four times a year, gives a condensed summary of the Bank's business development, strategy and targets.

We celebrated our debut in the tier 1 capital market by issuing the first Commerzbank hybrid bond. This was the first time in years that Commerzbank has floated a public issue on the bond market. Hybrid capital totalling €2.2bn was placed with institutional investors. The takeover of Eurohypo has made Commerzbank Group one of the largest capital market issuers on the bond markets in the world. Our Group coordinates the activities of Eurohypo, Essenhyp, Erste Europäische Pfandbrief- und Kommunalkreditbank (EEPK) and Commerzbank AG, which have a total amount of securities issued and outstanding of €270bn. Investor Relations will therefore continue to expand communications with fixed-income investors and analysts in 2007.

Turnover in Commerzbank shares 2006
in € bn, quarterly figures


8.3
9.6
8.9
8.6

Daily turnover
in million units

High	27.50
Low	1.19
Average	4.76

The dividend

Commerzbank posted a consolidated surplus of €1,597m in 2006. Our shareholders will participate in this success by receiving a higher dividend. At the Annual General Meeting on May 16, 2007, the Board of Managing Directors and the Supervisory Board will propose a dividend of €0.75 per share. The amount distributed will total €493m, giving a payout ratio of 31%. Our goal is to continue to increase the dividend payment in the future and create added-value for our shareholders.

Commerzbank on the way to sustainable growth

In the past year Commerzbank has laid the foundation for future growth. The successful integration of Eurohypo has significantly strengthened our position as the leading German commercial bank. Our Group has not only consolidated its good position in the private and business customer markets but has also become the leading provider in the area of commercial real estate and the leading issuer of *Pfandbriefe* in Europe. By integrating the activities of Eurohypo into Commerzbank the Group will achieve significant synergies totalling more than €142m, which will be fully reflected in the results no later than 2008. We have decided on an offensive strategy for the coming years and have established efficiency and growth programmes in almost all the operational divisions. We feel that our targets for 2007 are attainable. Given the information currently available, we do not expect any particular risks. In the Private and Business Customers segment, however, an increasing number of personal bankruptcies is likely.

Private and Business Customers segment

We are currently focusing a great deal of attention on this segment. In the autumn of 2006 we launched a campaign called "Future Through Growth", which offers innovative products and services and is designed to appeal to new customers. We want to attract a total of 800,000 new retail customers to our branch business and to comdirect bank by 2009. At the same time, our efficiency

Stock-exchange listings of the Commerzbank share

Germany
- Berlin-Bremen
- Düsseldorf
- Frankfurt
- Hamburg
- Hanover
- Munich
- Stuttgart
- Xetra

Europe
- London
- Switzerland

North America
- Sponsored ADR (CRZBY) CUSIP: 202597308

programmes will reduce operating expenses. A new credit platform will be established as a result of the Eurohypo integration process, for example. Our goal with all these programmes is to achieve cost leadership so that we can efficiently exploit the potential from this important part of the credit business. In addition, the Private and Business Customers segment will profit the most from cost-cutting in the IT area. We intend to earn an operating return on equity of 18% by 2010 at the latest.

Asset Management segment
In the past year we launched a growth programme called Alpha: the strategic focus of this is to develop the Asset Management segment in Germany. We are also investing significant amounts in products, innovation and sales with the aim of increasing cominvest-managed assets from the current level of €58bn to at least €100bn by the year 2011.

***Mittelstand* segment**
With an operating return on equity of 27.2%, the *Mittelstand* segment was definitely one of the growth drivers in the Group during the past year. We want to build on this high level of profitability in the current year and expand it further. In Germany we will expand our successful growth programme called "Move to the Top" and strengthen our position as the leading bank for *Mittelstand* customers. We will concentrate primarily on innovative products tailored specifically for this market and on advisory services, rapid credit processes and close interlinking with Corporate and Investment Banking. Commerzbank is a leader in Germany when it comes to focus on the *Mittelstand*, quality of advisory services and competitive terms.

In the countries of Central and Eastern Europe we will consolidate our position and generate sustainable growth. Our Polish subsidiary BRE Bank has set a course for further growth after a record year in 2006. The customer base, which this year totalled 1.6 million retail customers, will be increased by an additional 370,000. In addition, our extremely successful Internet banking business model known as mBank will be rolled out in the Czech Republic and Slovakia. We will also seek to strengthen our presence in Russia.

Corporates & Markets segment
In Corporates & Markets we want to build on the good performance of 2006 and achieve a sustainable operating return of over 20%. We see growth opportunities in all four business lines – Sales, Markets, Corporate Finance and Client Relationship Management – for serving large multinational corporations. Structured products will continue to play an important role: Commerzbank intends to further consolidate its market leadership in this area in Germany. We are also planning to offer this range of services in the United States and Asia on a selective basis. Collaboration with Eurohypo also offers considerable potential. The overriding principle in all these businesses must always be a strong customer focus with low market price risk and low volatility.

Commercial Real Estate segment

In addition to Eurohypo, CommerzLeasing und Immobilien and Corecd, in which the commercial real-estate activities of Commerzbank AG are concentrated, Commercial Real Estate has since the beginning of 2007 also encompassed the open-ended property funds of the Commerz Grundbesitz Group. This new structure has allowed us to combine the real-estate interests of the financing and investment products areas of the Commerzbank Group within one unit.

We will continue to drive international expansion in this newly established segment. Our goal is an operating return of 16%, which we intend to achieve by 2008 at the latest. The securitization and syndication business will play an important role in increasing profitability. Eurohypo now has a comprehensive real estate investment banking operation, as well as traditional real estate financing. We cover the entire value chain, from advisory services to structuring and executing real-estate transactions and underwriting issues for further placement.

Public Finance and Treasury segment

We intend to become a leading European provider in the Public Finance and Treasury segment. The focus will be more on qualitative growth than on increasing total assets. In view of the financial difficulties in the public sector, we see considerable potential for generating added value for our customers with structured products. This will generate stable contributions to Commerzbank profits, independent of the market situation.

Outlook

2006 was the best year in the history of Commerzbank and we are also optimistic for 2007. The performance in the first few weeks of the year has confirmed this positive outlook. The prospects for the German economy continue to be bright, and the impact of the increase in value-added tax has not been as negative as generally expected. We are committed to being the leading commercial bank in Germany with a nationwide presence and also the best bank for our customers, and we will hold ourselves to this high standard in the future.

We did not just meet our earnings targets for 2006, we exceeded them. Our goal for 2007 is an after-tax return on equity – adjusted for special factors – of more than 12%. We are focused on achieving an after-tax return on equity of 15% by 2010.

Commerzbank's 2007 financial calendar

May 9, 2007	Interim report as of March 31, 2007
May 16, 2007	AGM, Jahrhunderthalle Frankfurt
August 9, 2007	Interim report as of June 30, 2007
September 20, 2007	Commerzbank Investors' Day
Early November 2007	Interim report as of September 30, 2007
February 2008	Annual results press conference 2008

All the major Commerzbank corporate news items are also available from "Investor Relations" on our homepage: www.commerzbank.com.



Klaus Oppermann Manager Public Distribution, Corporates & Markets.

/ awards for corporates & markets /


AWARD 2006
Jury-Wertung
Discount-Zertifikate
1. Platz

"We are market leader for structured securities products in Germany."

Klaus Oppermann, who has global responsibility in Corporates & Markets for the public distribution of securitized derivatives, knows the factors that lead to success in this dynamic business.

Commerzbank offers more than 20,000 structured securities in Germany alone. This produces an annual turnover of around €55bn. "Not only do we offer our customers tailor-made products attuned to current market sentiment," says Klaus Oppermann, "the Commerzbank trading platform also enables investors to execute their orders within seconds, even outside normal stock-exchange opening hours."

risk report

CONTENTS

The pro-forma figures have not been audited.

I. MAIN DEVELOPMENTS IN 2006

- The **provision for possible loan losses** including a one-off provision of €293m for the retail business amounted in 2006 to a pro-forma total of €930m (reported in the balance sheet at €878m) compared with a pro-forma provision in the previous year of €847m[1], a rise of €83m or 10%. This includes the full amount of the one-off IFRS/Basel II provision for 2007 announced at our Investor Day in September 2006, so there will be no more charges arising from this source. New defaults were down significantly in 2006, with the result that the operating net provision for possible loan losses (i.e. excluding the one-off provision in Retail) dropped to €585m at equity. Bringing Eurohypo's actual provision for possible loan losses in the first quarter amounting to €52m into the equation gives a pro-forma operating provision for possible loan losses of €637m; this represents a year-on-year drop of €210m or around 25%.

- A **due diligence review of the Eurohypo loan portfolio** carried out at the beginning of the year with the help of external experts came to the conclusion that the value of the collateral in the commercial business is appropriate and that the risk in the default portfolio is adequately covered. In addition, a Section 44 audit carried out on behalf of the regulatory authority confirmed that the Eurohypo risk processes are appropriate and conform to the Minimum Requirements for the Risk Management of Credit Institutions (MaRisk).

- The **integration of Eurohypo** into the Group's risk-management processes was virtually completed by the end of 2006. The Group's well-established rating-based system of competences was revised and the competences of the various committees increased in a targeted manner; this was the way we integrated Eurohypo into the Group structure of decision-making bodies. In addition we have set up a uniform means of management across the Group so that any decisions on the methods and processes to be used are only ever made by Central Risk Control and the risk situation is interpreted in all of the Group's reporting in a uniform manner. In addition, we have succeeded in retaining all of Eurohypo's main risk-management decision-makers and integrating them into the new organizational structure.

- We completed the **new conceptual plan** for Commerzbank and Eurohypo's **Retail operative credit function** with an eye to creating a shared credit factory and will be implementing this across the Group in 2007. This operative credit function will in future concentrate on taking risk-appropriate decisions, managing and monitoring the loan portfolio and prevention and workouts. At the same time, the credit factory that has been newly established on the front-office side will be responsible for efficient, customer-oriented processing and operational management of the portfolio. We now have substantially better scoring systems and risk-appropriate cut-off limits for individual competences in the front office in place. The front office is also responsible for ensuring consistent risk/return-oriented management of the portfolio.

1) Prior to the Eurohypo risk umbrella of €35m and after the 2005/2006 restatement.

We are confident that we can gradually reduce the run rate of the provision for possible loan losses in the white portfolio on a lasting basis. Together with the calculable significant reduction of approximately one-third in the regulatory capital requirements under Basel II, we consider that we are now well positioned for the retail lending business. We aim to play a leading role on the German retail lending market with this efficient business model.

- We completed the etec efficiency project in the **Corporates & Markets operative credit function** in 2006. One consequence was the creation of a system whereby individuals can take decisions about SMEs on the basis of a "rating navigator" which forms part of a traffic light system; the amber section of this traffic light system (requiring dual control) was concentrated in one location in Dresden for the whole of Germany. A centre of competence with global responsibilities along sectoral lines was set up in Frankfurt for major companies; structured finance activities were also concentrated in Frankfurt.

- The well-established **CRE & Public Finance operative credit function** structures were extended across the whole Group. By bundling the Corecd property management business with the Eurohypo subsidiary Casia into a single property management unit called EH Estate Management under the Commercial Real Estate & Public credit function, Commerzbank is demonstrating the growing significance of this field to the Group.

- In line with its three corporate divisions, the Bank now has three operative credit function units for **credit risk management** and these have been merged with Risk Control in the **Group Management division**. As required under MaRisk, this reflects the fact that credit risk management plays the leading role in managing the loan portfolios of the front office units in a risk-appropriate manner and is responsible for sending clear signals on origination and secondary market activities. We in turn take account of this by rigorously measuring the performance of the operative credit function units, primarily by tracking the change in the delta of gross income and expected loss and the deviation between budgeted and actual figures in the provision for possible loan losses.

- **Prevention and workout units** were set up within the three operative credit function units, each as a separate area under the same name – intensive care; we expect this too to lead to better results-oriented management. The intensive care function aims wherever possible to develop practical strategies for keeping transactions afloat and only to unwind them when these are not sustainable or fail. In this process, reducing the volume of defaults is not a goal in itself: much more important is the optimization of recoveries. With real estate making up such a high proportion of defaults, the foreseeable market trend on the German real-estate market plays an important role in our workout strategy. The "Guidelines for Constructive Cooperation When a Company is in Crisis", which we helped to develop as part of the *Finanzstandort Deutschland* (IFD) initiative, provides evidence of our customer orientation.

- We achieved all of the main **targets that we had set for 2006 under the Basel II project.** The Federal Financial Supervisory Authority BaFin carried out the first wave of certification of the Advanced Internal Rating Based (AIRB) approach for the loan portfolio between October 2006 and January 2007. Now that we have applied for authorization to use the Advanced Measurement Approach (AMA) for operational risks for the whole Group under Basel II, the certification audit has started at Commerzbank – the first bank in Germany. A second part to the audit is due in the first half of 2007.

- The regulatory authority completed its **review of the internal market risk model for the trading book** in the first half of 2006. It confirmed the quality of the model by lowering the multiple used to calculate the equity required to a figure that compares very well with other big banks.

- As part of its medium-term planning Commerzbank has set up an **overall risk strategy that satisfies the requirements of MaRisk** with sub-strategies for all significant risks and subjected it to a test of its consistency with the overall business strategy. Besides the credit risk strategy, we have laid down particular targets for the country risk strategy and the strategies for market risk, operational risk and for all unquantifiable risks. In so doing, we have ensured that our front-office units are given limits allowing for growth and sufficient "breathing space". It is now their responsibility to exploit these rigorously.

- As a consequence of MaRisk and the Solvency Regulation (SolvV), and also of the recommendations of the Committee of European Banking Supervisors (CEBS) that are key to advanced banks, there are significantly higher ongoing demands on risk control for a bank of our size. We have therefore decided from the beginning of 2007 **to split Risk Control into two separate units: ZCE for credit risk and economic capital and ZMO for market and operational risk and overall risk strategy.**

- We have brought together all the most significant key risk data for the Group for the first time in one of Commerzbank's annual reports and presented them in a **special Risk Management section in the Notes 75 to 83**. The aim is to make communication of risk more focused, easier to understand and above all more appropriate for those reading it.

II. RISK-BASED OVERALL BANK MANAGEMENT

1) Risk-policy principles

The **Commerzbank Group's value-based and risk/return-oriented overall Bank management** involves taking on identified risks and managing them professionally. Accordingly, the core tasks for Commerzbank risk management consist of identifying all the major risks within the Group and – as far as possible – precisely measuring these risks and managing the resulting risk positions.

Commerzbank defines risk as the danger of possible losses or profits foregone, which may be triggered by internal or external factors. Risk management always distinguishes between **quantifiable** – i.e. measurable – and **unquantifiable categories of risk.**

The Bank's Board of Managing Directors defines risk-policy guidelines as part of the annually reviewed **overall risk strategy for the Group** which it has established and which consists of various sub-strategies for the main categories of risk. The overall risk strategy is based on the business strategy, which is also established by the Board of Managing Directors, so ensuring that the strategic orientation of the Group is in step with its risk management.

Within the Board of Managing Directors, the **Chief Risk Officer (CRO)** is responsible for **controlling all of the quantifiable risks (especially credit, market, liquidity and operational risks)** of the Commerzbank Group and also for working out and implementing its overall risk strategy. As part of his **responsibility at Group level for the credit function, the CRO** also assumes the management function for all credit risks.

The **CEO** bears responsibility for **risks related to the Bank's business strategy and reputational risks**. The **CFO** assumes responsibility for **compliance risk** (investor protection, insider guidelines, money laundering, etc.).

The **Board of Managing Directors as a whole** and the **Risk Committee of the Supervisory Board** are regularly informed about all of the major risks and the Group's overall risk situation by means of structured risk reports. Events of material significance for the Bank's risk situation are reported to decision-makers on an *ad hoc* basis.

The central information and management tool at Group level for the Board of Managing Directors and the Risk Committee of the Supervisory Board is the **Quarterly Risk Report (QRR) produced by Central Risk Control**, in which trends in all of the quantitative categories of risk and the return on risk-adjusted capital (RoRaC) are presented. There is also a comparison between budgeted and actual figures with the portfolio goals and limits that have been formulated; any countermeasures are addressed immediately.

We make sure that the **risk functions** are **well-equipped with personnel** in qualitative and quantitative terms; we constantly examine their efficiency using modern HR management systems and we subject them to rigorous performance scrutiny.

The risk-management system is subject to continuous development as determined by the market and the regulatory authorities. It makes a substantial contribution to optimizing the risk and return structure of the Bank as part of our value-based management.

2) Risk-management organization

Responsibility for implementing the risk-policy guidelines laid down by the Board of Managing Directors throughout the Group lies with the **Chief Risk Officer (CRO)**. The CRO regularly reports to the **Risk Committee of the Supervisory Board** and to the Board of Managing Directors on the Group's overall risk situation. In addition to being responsible for Risk Control, the CRO is also in charge of the credit function units throughout the Group. In parallel with the three operating divisions, the Bank has three operative credit function units, each run by a **Chief Credit Officer (CCO)**.

We implemented or introduced extensive **organizational measures to raise the efficiency** of these operative credit function units in the course of 2006: etec in Corporates, the establishment of a new operative credit unit in the Retail division as part of the Retail Credit project, the integration of Eurohypo's operative

credit function into the Group structures and the integration of the overall risk function into Group management. We want to continue along this path with the creation of a clear method of measuring performance and an unambiguous responsibility for adherence to budget by consistently separating the white from the grey and black areas in monitoring loans made by the front office.

The **demands on Risk Control** in recent years have grown massively as a result of the quantitative management of parameters rolled out in all divisions, the high level of complexity, the mathematical/statistical modelling and validation required, and the mass of new regulatory demands (SolvV, MaRisk, etc.). With the ongoing high frequency of amendments and additions to the latter, demands will continue to grow: at the end of 2006 the regulators authorized the option to switch to the use of internal models for liquidity risk and move away from the old Principle II. Foreseeable developments include: a redefinition of the term equity (Basel III), closer attention to bulk and concentration risks (CEBS CP 11), stress tests (CEBS CP 12), and even, although this is not realistic until after 2010, regulatory recognition of economic capital models (Basel IV) and accompanying efforts to bring bank regulation closer into line with IFRS.

In light of the above, Risk Control will be split **into two separate Group staff departments** in 2007 along the lines of the different risk categories: **Credit Risk and Economic Capital Control (ZCE) and Risk Strategy/Market and Operational Risk Control (ZMO).**


Board of Managing Directors
Risk Committee of the Supervisory Board
Chief Risk Officer (CRO)
Risk Control
Global Credit Risk Management
Credit Risk and Economic Capital Control (ZCE)
Risk Strategy/ Market and Operational Risk Control (ZMO)
Private and Business Customers (ZCP)
Corporates & Markets (ZCC)
Commercial Real Estate & Public Finance (ZRP)

The Board of Managing Directors has delegated tasks to specific committees under the CRO for the operative execution of risk management; these act independently within the competences specifically delegated to them and assist the Board of Managing Directors in making decisions on issues relevant to risk.


Committee Structure
Credit Committee (KK)
Country Risk Credit Committee (LKK)
OpRisk Committee (ORC)
Market Risk Committee (MRC)
weekly
quarterly
monthly
monthly

In view of the good experience to date the power of the **Credit Committee (KK)** to make decisions was raised depending on the rating class, to up to 5% of the Bank's equity in the case of the highest category; **"time-to-market" loan decisions are valuable to the Bank** and the four representatives on the KK can also make decisions outside their weekly meetings when required. In accordance with the powers delegated by the Board of Managing Directors the KK is also responsible for monitoring the Commerzbank Group's loan portfolio, adhering to the credit risk strategy, regularly checking the credit parameters under Basel II, delegating competences and observing the credit guidelines.

The **Country Risk Credit Committee (LKK)** has been set up as a special credit committee under the same rules as apply to the KK. It decides/votes on issues related to country risk management and discusses trends in country ratings and key risk figures.

The **Operational Risk Committee (ORC)** monitors changes in the level of losses incurred by the Bank and the ongoing development of the Basel II parameters for the internal op-risk model and is also responsible for enforcing the principles under Section 280 of the Solvency Regulation. The ORC checks the strategies and guidelines for treating unquantifiable risks and decides on them on behalf of the Board of Managing Directors.

The **Market Risk Committee (MRC)** lays down value at risk (VaR) and stress limits taking the Bank's risk capacity and expected business into account and ensures that they are monitored in a timely and risk/return-oriented manner. The MRC makes recommendations for action on behalf of the Board of Managing Directors and the Bank's trading units, based on suitable stress and scenario analyses and taking all relevant market parameters into account.

In all of the risk committees we give due attention to an appropriate delegation of competence with the aim of ensuring decisions are taken by people closely in touch with the markets. The Board of Managing Directors is always informed promptly of the Bank's risk situation by ensuring that meeting minutes are circulated.

3) Group risk strategy

The Group risk strategy, which will in future be updated on an annual basis, determines how the Group handles all quantifiable and unquantifiable risks, which are broken down in detail into the following sub-risk strategies.

The unquantifiable risks are subjected to qualitative monitoring in conformity with pillar II of the Basel Accord and MaRisk.

The individual quantitative risks are managed by setting target figures or fixing limits. Crucial figures for assisting the Commerzbank Group in managing risk here are the **expected loss** (**EL** – this is determined for default and operational risks and is based on the relevant risk parameters under Basel II), **value-at-risk** (VaR, especially in the daily monitoring of market price risks), the **risk appetite** (for monitoring the influence of risk positioning on medium-term volatility in profits) and the **economic capital** (= unexpected loss **[UL]**). Economic capital is distinguished from risk appetite by its significantly higher confidence level; the loss that must not be exceeded is measured with a probability of 99.95% and has to be covered by the disposable capital available for risk coverage


Sub-Risk Strategies included in the Economic Capital concept
Credit Risk
Country Risk
Market risik*) (including investment and real estate risk)
Business Risk
Operational Risk
CRO
Sub-Risk Strategies for other Risks (especially unquantifiable risks)
Compliance Risk
Investment Risk
Strategy for Workflow/ Organizational Risk
Personnel Risk
IT Risk
Legal Risk
Reputational Risk
Business Strategy Risk
CFO
CIO
Board Member for Legal Matters
CEO

*) The market risk strategy also covers funding risks that do not form part of the economic capital concept.

when calculating the risk-taking capability. This confidence level equates to an A+ rating from Standard & Poor's, the Commerzbank Group target rating. Economic capital covers default, market, investment, business and operational risks and also takes the correlations and diversification effects within and between the different risk categories into account. We believe it is mainly useful for checking risk-taking capability and managing concentration risks, and it will be gradually extended to the risk/return-oriented overall management of the Bank. The main feature in 2008, however, will be the **regulatory capital requirement under Basel II** and the ROE achieved on it; the Bank's units need to become better acquainted with this new risk-sensitive concept and be able to check their strategic orientation on this new basis.

4) Risk-taking capability

Calculation of the risk-taking capability based on economic capital is the second important pillar of overall Bank management, alongside integrated risk/return-oriented management based on expected loss and risk appetite.

For this, the **aggregate risk figure for the Bank as a whole (measured as economic capital) is set against the total capital available for covering risk.** The objective of this comparison is to establish whether the Bank is in a position to anticipate potential unexpected losses without serious negative effects on its business activity and to cover them from its own funds.

In accordance with Group guidelines, the capital available for covering risk must be 20% higher than the economic capital excluding diversification effects. Within the Bank's overall risk strategy, the risk buffer requirement has been translated into specific targets for individual portfolios. The Bank maintained all of the buffers set in the year under review at all times.

Commerzbank also applies a series of various stress tests simulating unfavourable economic and market scenarios and their effect on the Bank. The objective of this kind of observation is to ensure the Bank's risk-taking capability, even under situations of stress.

Risk-taking capability for the Commerzbank Group
in € bn



Economic capital incl. diversification effects between risk categories
Economic capital – Credit risk
Economic capital – Market risk
Economic capital – Operational risk
Economic capital – Business risk
Combined stress tests for economic capital*)
Extreme stress tests for economic capital*)
Capital available for risk coverage
(= Reserve from currency translation
+ Other intangible assets
+ Consolidated profit forecast
+ Revaluation reserve
+ Retained earnings
+ Capital reserve
+ Subscribed capital
+ Hybrid capital)
*) excl. diversification
Σ7.5
Σ9.5
Σ11.9
Σ14.6
Σ18.7
0.6
1.0
2.4
5.4
22%
36%
49%
60%
Target buffer 2007
> 0%
> 10%
> 20%
> 30%
Capital available for risk coverage (incl. subordinated capital)
December 2006

Stress test and scenario analyses in respect of the various categories of risk are also gaining in importance for the management of the Bank.

5) Compliance

For Commerzbank, it is especially important that its employees are **people of integrity** who observe the relevant laws precisely because they have to deal every day with highly sensitive customer data and information. The crucial point, therefore, is to prevent conflicts of interest from arising and to make sure that market manipulation and insider trading do not occur. The declared goals of compliance are to protect customers, investors, employees and the reputation of the Bank.

Supervisory and capital-market regulations and the Bank's internal rules are monitored centrally by **Group Compliance (ZGC)** with the aid of a monitoring system which covers both the Bank's proprietary trading and transactions by employees.

6) Internal auditing

Internal Auditing (ZRev) works on behalf of the Board of Managing Directors, free from instructions and external influence and as a **unit independent of business processes and with responsibility for the Group as a whole.** Internal Auditing also operates free from instructions in reporting and in evaluating the results of its audits.

The instrument employed by Internal Auditing is **risk-oriented audit planning.** It assesses the systems for risk management and control and also for general management and monitoring, thus helping to improve them. As a consequence of the Solvency Regulation and MaRisk, Internal Audit's auditing obligations have been significantly expanded.

III. RISK MANAGEMENT

1) Default risks

Definition

The risk of losses or profits foregone due to defaults by counterparties and also the change in this risk. Apart from this traditional risk, default risk also covers country risk and issuer risk as well as counterparty risk and settlement risk arising from trading activities.

Credit-risk strategy

Building on the business and risk strategy, the Commerzbank Group's credit risk strategy sets the framework for the medium-term orientation of the loan portfolio. The overriding goals are:

- identifying value drivers and reflecting them in the Bank's business policy, and also reducing value destroyers;
- supporting the overall Bank's goal of maximizing return on capital while respecting its risk-taking capability;
- selecting new and follow-up business from a risk/return aspect.

The credit risk strategy puts particular **focus on growth** in the business with private and business customers and the *Mittelstand* in Germany and in Central and Eastern Europe. With major companies and multinationals, our business focus is clearly on trading and investment banking products as part of the orientation of Corporates & Markets (ZCM). Following the integration of Eurohypo the commercial real estate business, which is focused on the major conurbations throughout the world, forms another cornerstone of our business policy. Our increased focus on emerging markets should enable us to provide professional assistance to our target customers as their regional and foreign trading business undergoes rapid change owing to globalization. The limitation of concentration and bulk risks and portfolio-oriented management in terms of timely identification of risks plays a crucial role for all target groups and products.

In addition to the continuous monitoring process by Risk Control, there is regular reporting on adherence to the credit risk strategy in the form of the quarterly risk report (QRR). The Board of Managing Directors is consequently able to see significant deviations from the credit risk strategy promptly and initiate countermeasures in good time.

Internal rating system

Rating methods form an integral part of risk measurement and risk management and are thus a core competence and forward-looking competitive factor for our Bank. Regulatory requirements such as the Solvency Regulation encourage the development of state-of-the-art rating systems by offering the opportunity to take such processes into account when determining capital requirements. Introducing and continuously improving these rating systems is by no means just a regulatory necessity, it is also in the Bank's own interests: only by consciously taking measurable risks can we successfully operate our business over the long term.

Commerzbank has used the opportunity provided by the structural changes in German and international lending and the changed regulatory provisions under the new Basel capital requirements to introduce an efficient, state-of-the-art technical structure to its rating procedures. This gives the Bank an opportunity to operate a better form of credit risk management by reducing the number of loan loss provisions and lowering the opportunity costs from missing out on transactions. Furthermore, putting the Bank's loan commitments into reliable rating classes and having the ability to compare rating classes across the Group on the basis of PD (probability of default) and allocate them within a uniform master scale across the whole Group provides the basis for actively managing the portfolio.

The increasing integration of ratings into the lending process and the significance of risk measurement for the management of the Bank as a whole place high demands on quality assurance. Besides checking the quality of the forecasts made using the Bank's internal ratings, risk management must pay particular attention to continuously monitoring credit risk parameters and correctly applying and validating credit risk models and the functions in the credit process. The rating processes used at Commerzbank are categorized as follows:

Retail	Corporates (value)	Corporates (cash flow)	FI	Sovereigns
Scoring consumer loans	*Mittelstand* (Germany)	Specialized finance	Banks	Countries
Scoring mortgages	*Mittelstand* (outside Germany)	Shipping	NBFI	Municipalities
Rating business customers	Large companies	Commercial Real Estate (CRE)		

Credit-approval powers

In integrating Eurohypo we have standardized our credit-approval powers throughout the Group. Depending on the rating and credit exposure, all major credit decisions are taken under a committee structure applying uniform principles. On all committees, the front office and the back office are equally represented with two representatives each and the credit officer from the back office responsible for the portfolio is always in the chair; the latter cannot be outvoted on risk-related issues. The central body with credit-approval powers is the Credit Committee, which is chaired by the CRO and is responsible for all major credit decisions within predefined limits or else submits them to the Board of Managing Directors as a whole for a decision; this ensures a uniform credit policy. For decisions that do not need to be submitted to the KK, each division of the Bank has a credit sub-committee chaired by its own CCO. These are responsible for case-by-case decisions and monitoring within the terms of the powers delegated to them, and also for risk-appropriate management of their division's loan portfolio, for keeping the KK and the divisions up to date by means of appropriate reports on current developments, and for predicting and immediately informing the KK of any discernible weaknesses in their portfolios. Smaller commitments may be approved by two loan officers; in what is known under MaRisk as "non-risk-relevant" business, we make use of the option to

delegate credit-approval powers to a single officer in the front office under the terms of a traffic light system. If the risk parameters for commitments indicate a heightened risk, they are allocated to the amber phase; this automatically ensures the attention of another officer from the operative credit side.

Adjustment to the calculation of the provision for possible loan losses under IFRS to Basel II parameters

Commerzbank aims to adopt the Basel II valuation for its IFRS accounting to the greatest possible extent. The one-off provision in the income statement for 2007 announced on the occasion of our Investors' Day in September 2006 was comprehensively taken into account through a restatement in 2006. Accordingly we expect a net provision for possible loan losses in 2007 of no more than the operating pro-forma net LLP in 2006 of €637m. The restatement has increased the amount of General Loan Loss Provisions (GLLP) to cover risks from the performing loan book (including off-balance-sheet transactions) to €852m. It cannot be ruled out that consistent application of the Basel II parameters for determining the LLP may lead to higher volatility in the provisioning figure reported in the future. To a large degree, however, the calculation of LLP on basis of Basel II-parameters reported in the balance sheet will in connection with the disclosure required under Basel II increase transparency.

Net provision for possible loan losses according to segments
in € m



867
310
326
33
229
-31
847
381
343
33
159
-69
930
293
637
306
186
29
128
-11
878
293
585
292
148
28
128
-11
One-off Retail
Retail
CRE
Public Finance
MSB
C&M
before
after
restatement owing to IFRS
pro forma 2005
prior to Eurohypo risk umbrella
pro forma
reported in the balance sheet
2006

In 2006 a switch was made to the calculation of incurred loss as part of the portfolio valuation allowances, from a backward-looking procedure based on historical allocations to specific loan loss provisions (SLLP) to a method derived from the Basel II system. This led to a retroactive decrease of the Group net LLP in 2005 of €20m to €847m and for 2006 of €15m to a pro-forma figure of €930m; the effect of the restatement on the LLP was different for the various segments. As the EL adjustment in 2005 led to an increase in the provisioning for CRE and Retail, *Mittelstand* and Corporates & Markets benefited both from the methodical change and a decrease of EL. As we do not expect any overall increase of the Group's EL in 2007, we also do not expect from an overall perspective any increase of the provision for possible loan losses as a result of higher portfolio valuation allowances for the performing loan book.

Provision development

The main features of the changes in the Group's provision for possible loan losses in 2006 were the integration of Eurohypo, the related revaluation of the retail portfolio and the effects from the adjustment to the calculation of the provision for possible loan losses under IFRS to the Basel II parameters.

A positive change in German and foreign corporate business as a result of higher releases of provisions at the same time as an absence of losses from bulk risks allowed us to again significantly reduce the **operating pro-forma net LLP** compared with the previous year. They **decreased by €210m to a figure of €637m.** The significant reduction for CRE is the result of a noticeable decrease of the inflow of new defaults from the performing loan book and a very pleasing result from workout at our subsidiary Corecd. Only in the retail segment the operating provision for possible loan losses remained at a high level as a result of the difficult overall conditions. We are very concerned that the ongoing upward trend in personal bankruptcies is unbroken; more than three million households are now over-indebted and seven million households are on the borderline to overindebtedness.

Total lending as reflected in the balance sheet has almost **doubled following the integration of Eurohypo** and now amounts to €316bn. In integrating Eurohypo, we made sure that uniform methods of valuation were applied throughout. The portfolios were analysed in detail and the Commerzbank und Eurohypo risk provisioning principles were brought into line. This led to a revaluation of the whole retail portfolio and the booking of a one-off provision in the amount of €293m in the third quarter of 2006. The one-off provision for Eurohypo (€99m) resulted from a wider interpretation of what constituted a default, while the reason for the increased provisioning in the CB portfolio (€194m) lay in a Basel II-based revaluation. Under our business strategy it has proved a disadvantage in the mortgage lending business that we used to focus in the past on granting senior subordinated loans and passed on the first mortgages to specialized mortgage banks.

Taking extraordinary items into account, net Group net LLP in 2006 thus amounted to a pro-forma figure of €930m (or €878m with Eurohypo accounted for at equity in the first quarter of 2006). This is €83m higher than the pro-forma

Provision development
in € m



Commerzbank – old –
Commerzbank
Ratio gross (bp)
74 90 106 99 85 83 78 65
57 60 51
1,322 1,614 1,822 1,629 1,358 1,369 1,272 1,078
1,869 1,898 1,605
724 822 1,267 1,084 836 848 703 703
1,022 968 968
598 792 555 545 522 521 569 375
847 930 637
2000 2001 2002 2003 2004 2005 2006 incl. one-off 2006 excl. one-off
2005 incl. EH 2006 incl. one-off 2006 excl. one-off
Ratio net (bp)
33 46 74 66 52 32 35 23
25 29 20
pro forma
Gross
Release
Net

figure of €847m for 2005. Without the one-off provision in in the retail segment of €293m, the operating provision for net LLP in 2006 decreased by €210m to €637m, so the trend is distinctly positive.

The gross LLP shown in the table includes both the provisioning for new cases of default (the "run rate") and the provisioning for default exposures that already existed at the beginning of the year under review; there were also re-allocations related to products and specific borrowers which increased both the LLP as well as the amount of LLP releases. The figure shown does therefore not give the all-important **run rate on the performing loan book** as a result of new defaults. The gross LLP amounted to €1,059m in 2006 (excluding Eurohypo's one-off provision of €99m owing to the wider interpretation of what constituted a default), which was **on a par with the expected loss** for the Bank's loan book. This demonstrates that the quality of the Bank's method for determining expected loss is now at a high level and that we are able to provide good qualitative forecasts.

The provision for possible loan losses of the "old" Commerzbank, i.e. excluding Eurohypo but including the one-off provision in Retail (of which €194m was accounted for by the old Commerzbank) increased by €48m to €569m. The main reason behind this modest increase was the significant swing in the provisioning at Corecd: it amounted to €120m in 2005 and decreased to a net release of €24m in 2006, producing a delta of €144m. If we eliminate the one-off provision for Retail in the old Commerzbank, this figure actually decreased by around €150m to €375m net.

The pro-forma net ratio of LLP to loans drawn[2] (€372bn as at December 2006), which forms the basis for our internal risk management, decreased year-on-year in the Commerzbank Group by 23bp to 17bp, if the one-off provision on Retail is not taken into account. This positive change is also reflected in the results of the individual segments: for Commercial Real Estate, the ratio was halved from 42bp to 21bp, at *Mittelstand*, it decreased from 22bp to 17bp and for the retail segment it improved from 59bp to 50bp, excluding the one-off. As part of the retail credit project we have introduced measures to further reduce this ratio over the next few years.

Risk coverage in the default portfolio

As part of the integration of Eurohypo, we have created a uniform definition of what constituted a default at the two banks. The new uniform default portfolio definition reflects our conservative attitude towards risk and leads to a higher default portfolio such that all provisioned exposures are now included.

The default portfolio as at December 2006 amounted to €12.7bn (for the first time including the default portfolios of BRE Bank and Essen Hyp). Default portfolio is covered with collaterals of just under €4.4bn and specific valuation allowances amounting to €7.0bn which is risk coverage including collateral of 89%, or 55% excluding collateral. These ratios do not take into account the portfolio valuation allowances for the performing loan book (on- and off-balance sheet), which had increased by the end of 2006 to an impressive figure of €852m (on-balance sheet portfolio valuation allowances of €661m and portfolio valuation allowances for the off-balance sheet lending business of €191m).

2) Loans drawn = total lending (on balance) + reverse repos + interbank money-market transactions.

Volume of defaults as of 31.12.2006
in € m



4,351
12,728
7,016
4,005
686
2,471
5,281
2,530
2,486
3,442
1,135
2,059
Group
CIB
CRE
Retail
Default volume (performing and non-performing loans)
Provisions for possible loan losses (excl. portfolio valuation allowances)
Collateral

Modelling and quantifying credit risk

All credit risks are aggregated at the portfolio level with the aid of the internal credit-risk model. By providing key figures, this model is one of the bases for risk monitoring (especially for managing bulk risk), portfolio management and monitoring country risk and credit-risk strategy. The key result is the distribution of losses, which allows forecasts to be made on the probability of the possible extent of losses in the lending business. From this we calculate both the expected loss (EL) and the unexpected loss (UL).

There are a host of risk factors and parameters included in the credit risk model that are closely linked to the parameters for Basel II. The risk of borrowers defaulting (probability of default, or PD) is derived from the rating systems; values have to be estimated for the forecast exposure at default (EaD), which are derived by aggregating the various types of credit (e.g. unused lines, guarantees, letters of credit, etc.) according to their statistically determined credit conversion factors or CCF. Collateral, guarantees and netting agreements are valued using their statistical parameters and the resultant unsecured exposures weighted according to historical recovery rates to produce a commitment's loss given default or LGD. Sector correlations and diversification effects are also taken into account. As part of the ongoing development of the model, we revised



Commerzbank
Overall Bank management
Business/process optimization
Rating method
being the benchmark
Equity
Regulatory requirements
Basel II
MaRisk
Pillar II / III
Economic capital
Crucial management figure
Risk provisioning
Harmonization IFRS/Basel
Pricing/ managing the business
Pre-calculation tools
Processes
Efficiency projects
Basel II parameters
PD / LGD / WGF / CCF

the input parameters for the risk calculations in 2006; we integrated the statistical procedures for estimating collateral proceeds and recovery rates implemented under the Basel II project into the model. Under Basel II the **capital requirement** each portfolio class is calibrated **based on EL**, which is the product of the three core parameters PD, EaD and LGD. It is obvious that managing credit risks in a modern big bank is nowadays no longer possible without the complex quantitative know-how of modelling experts.

Limiting concentration and bulk risks

The goal and benchmark in the Group's targeted monitoring of credit risk is the risk/return-based target portfolio set down in the credit-risk strategy and the associated sub-portfolios of target groups and markets.

Concentrations of risk in bulks, countries, target groups and products are restricted by means of a traffic light system which takes the special characteristics of each segment into account. As a central element of risk policy, **bulk risk is managed** using the economic capital concept; the principal factors here are the granularity of the portfolio and the correlation assumptions in respect of segment-, sector- and country-specific factors of influence.

Bulk risks are defined as applying to borrower units requiring economic capital of at least €5m. Borrower units requiring more than €20m of economic capital are not wanted in a long-term perspective and are systematically reduced, with recourse to modern capital market instruments such as CDSs if necessary. The high value attributed to limiting bulk risks may be seen in the fact that the Board of Managing Directors laid down in its own internal rules in 2006 that unanimous resolutions are required for any board-level credit decisions involving deployment of economic capital in excess of €10m (based on final take).

The Bank's calculation of country risk involves both transfer risks and the event risks determined by the politics and economics specific to a region that have an effect on a country's individual assets. **Country-risk management** covers all the decisions, measures and processes which draw upon the information provided by quantifying risk and are intended to influence portfolio structure in order to achieve management goals. The newly created Country Risk Committee has been delegated primary responsibility for deciding on the Group's strategy towards country risks and considering how to plan, manage and control them throughout the Group, and for fixing country limits. **Opportunities in emerging markets** are arising for all areas of business as a result of globalization, which is why we have thoroughly reviewed country risk management. Risk measurement/limitation and the rules for credit approval powers have been brought into line with the Basel II parameters EL and EaD and use of economic capital. These measures have laid the foundations for stronger participation than in the past in the opportunities presented by globalization through expanding our business into the emerging markets in a focused and risk-conscious manner.

Allocation of expected loss from credit risk in the banking book by segment within the Bank as of 31.12.2006



€1,012m

29.0% Private Customers
1.0% Asset Management
27.5% *Mittelstand*
9.2% Corporates & Markets
27.3% Commercial Real Estate
5.3% Public Finance
0.6% Others and Consolidation

Regions of foreign exposure as of 31.12.2006


€237.4bn

- 77.5% Europe and Turkey
- 14.3% North America
- 5.0% Asia/Pacific
- 1.7% Caribbean financial centres
- 1.1% Middle East and North Africa
- 0.4% International organizations
- 1.1% Africa (excl. North Africa)
- 0.4% Central/South America

Sectors continue to be managed with the aid of a traffic light system. The colours for the various sectors are worked out using key internal and external sector data taking into account the historical performance of the sectors, the quality of the current loan portfolio and a sector overview. We make targeted use of the Bank's research facilities for sector-oriented risk management.

Having rigorously reinforced the management of bulk risks in the lending area, we are now focusing on limiting bulk risk from investments and in the trading book.

Managing default risk arising from trading transactions

The management of default risk resulting from trading transactions is based on MaRisk. Monitoring covers counterparty risk, issuer risk, and all the settlement risks resulting from trading activities. In quantifying the risk from trading transactions we focus on a forward-looking presentation using mark-to-market or mtm, and dynamic add-ons such as simulation procedures to determine the range of volatility of mtm. The risk-mitigation effects of netting agreements are taken into consideration, as is the effect of collateral agreements.

A limit system is used to monitor whether daily utilization remains within the set framework. This system is directly linked into the trading systems and ensures that **credit exposure arising from trading activities is monitored around the clock**. The trading units establish whether free trading lines are available by means of a pre-deal limit check and may only carry out new deals to the extent that limits are free. Limit breaches are reported daily to management. In addition to this daily reporting, management is informed monthly about the largest off-balance-sheet transactions. Risk reporting also includes regular portfolio reports devoted to certain groups of counterparties and is complemented by an assessment of limits and exposures by type of business, maturity, counterparty category and class of risk. A graduated procedure ensures that overdrafts are brought back within set limits.

In view of the high quality of our counterparty and underlying risk, **cases of default as a negative factor affecting the trading result again played an insignificant role** in 2006.

Business with non-banking financial institutions

Private equity finance and hedge funds take up a relatively small share of the Commerzbank portfolio. This area is nevertheless a focus for our risk monitoring and limitation as we expect the business and the associated risks to grow further over the next few years. In the case of **hedge funds** there is a uniform risk policy throughout the Group specially formulated for these customers. Careful due diligence investigations into our business partners, collateral agreements with margin requirements, specific stress tests and prompt reconfirmations are at the heart of this policy. The guidelines in the Corrigan Report provide important assistance in limiting risk.

We are an active player in underwriting **leveraged acquisition** financing for private equity funds, thanks to our competitive specialized finance ratings and good, in-depth analytical expertise. At the final take we concentrate on the less risky senior tranches and ensure that portfolio management aims for granularity. The total volume of our portfolio is currently well below 1% of

total Group lending. We carefully evaluate the in-depth business plan of each individual commitment using base-case and downside-case scenarios; we pay special attention to sustainable financing models and financial covenants.

Use of credit derivatives
For Commerzbank, the use of credit derivatives represents a central instrument for transferring credit risk. The Bank is successful in proprietary trading as a market maker for credit default swaps (CDSs) and also offers its customers structured credit derivative products. Commerzbank draws upon the expertise gained in proprietary trading to make selective use of the instruments as a credit surrogate in the banking book, thus enabling it to tap extra potential revenue in the form of risk/return-optimized earnings. These instruments are also employed on the basis of publicly available information for hedging to systematically reduce risk. Commerzbank uses credit derivatives to selectively manage risk and to diversify the portfolio in line with its credit-risk strategy. **We only enter into credit derivative transactions with first-class counterparties**; hedge funds play an insignificant role.

2) Market price risks
Definition
Market price risks encompass the risks of losses from changes in market prices (interest rates, spreads, exchange rates, share prices, etc) or parameters influencing prices, such as volatility and correlations. In Commerzbank's definition, **risks from equity investments** in the banking book and equity event risks (modelling equity risk beyond VaR, e.g. to cover the insolvency of an issuer) also represent market risks. We also keep an eye on **market liquidity risk**, which covers cases where it is not possible for the Bank to liquidate or hedge risky positions in a timely manner and to the desired extent as a result of insufficient liquidity in the market.

Risk management and monitoring
We monitor market prices risks from centralized controlling units within ZMO that are independent of trading activities. The operational management of market price risks is the responsibility of the business concerned. The latter enter into market price risks within predefined limits and trading authorizations with the aim of generating income. Market risk is managed by means of a sophisticated system of limits, combined with proven and optimized methods for measuring risk.

Commerzbank takes account of economic capital required (risk-taking capability) and business expectations in establishing its **market-risk limits**, ensuring a risk/return-based management of market price risk. The extent to which the limits are used and the relevant P&L figures are reported daily to the Board of Managing Directors and the various heads of divisions.

Percentage distribution of market risk as of 31.12.2006
99%, 10 days


€112m
39% Credit spread risk
43% Interest-rate risk
13% Equity risk
4% FX risk
1% Precious metal risk

Measuring market risk with our internal model

In line with market standards and regulatory requirements, Commerzbank calculates its market risks using value-at-risk. At Commerzbank AG, foreign branches, and the Luxembourg subsidiary CISAL we use an internal model to calculate the equity capital required to back general and specific market risks. We intend to apply for additional subsidiaries to be included in this internal model in the future.

The regulatory authorities confirmed the suitability of Commerzbank's internal market risk model on the occasion of an audit held during course of the year and significantly reduced the factor for backing market risks with equity, to a factor of 3.3.

Stress testing and scenario analysis

Since the value-at-risk concept provides a forecast for possible losses under "normal" market conditions, Commerzbank supplements this by calculating stress tests applied throughout the Group and scenario analyses for specific parameters to cover possible extreme scenarios.

Stress tests and scenario analyses are intended to simulate the impact of crises, extreme market conditions and major changes in correlations and volatilities.

As part of our daily reporting, stress tests are applied that are individually adapted to the risk factors in the various portfolios in each area of business. Stress tests performed across portfolios simulate the impact of historical and conceivable future crisis scenarios on the Group as a whole. These are supplemented by specific monthly analyses for each investment category (interest-rate, equity, FX and credit spread scenarios). In the case of interest-rate risks in the banking book, the effects of both parallel shifts and changes in the steepness of the yield curve are simulated; with credit spread changes, various scenarios linked to the rating structure are tested. We also consider whether the effects have an impact on the income statement or the revaluation reserve or whether they will only show up in the income statement in later years (i.e. they present opportunity costs).

Changes in market risks

From a market risk point of view, the integration of Eurohypo in the year under review had only a relatively low influence on Group risk, as the Eurohypo trading positions were of secondary importance compared to those of Commerzbank.

In the course of the year, market risks in the trading book – measured at a **confidence level of 99%** and a **holding period of 10 days** – were **reduced by €9.2m to a VaR of €30.0m**, mainly due to a reduction in proprietary trading positions held by Treasury.

When the interest-rate risks in the banking books are included in the value-at-risk (99% and 10 days) as at year-end amounted to €111.7m, which underscores the importance of managing and monitoring these positions. We shall be applying further efforts in this regard, given the desire to move towards economic fair-value methods.

Investment risks

Before new investments are acquired, opportunities and risks are analysed by means of due diligence measures, while existing equity investments are managed on the basis of regular reports from the companies in question. At the same time, the market risk stemming from the Bank's listed equity investments is monitored daily – as with the calculation of trading positions – by ZMO and reported regularly, together with the risk from non-listed investments, to the Board of Managing Directors.

As larger investments are comparable from a risk point of view with bulk risks in the lending area, we pay special attention to the monitoring carried out by those responsible for investment and risk management in order both to limit the economic capital requirement for individual investments and to avoid any significant effect on the revaluation reserve or the Group's income statement.

3) Funding risks

Definition

Funding risk is the term for the risk of the Bank not being able to meet its current and future payment obligations as and when they fall due (liquidity risk). Ensuring that Commerzbank is solvent at all times, even in crisis situations, is the task of Group Treasury (ZGT). Measuring and monitoring across the Group is carried out by ZMO.

Managing funding risk is carried out beyond just the figures required by regulatory provisions (in the year under review, as required for Principle II); these are calculated by Accounting and Taxes (ZBS) on a differentiated system of limits provided by ZMO using the concepts of available net liquidity and stable funding. Both aim to manage liquidity efficiently management and avoid liquidity bottlenecks.

Using available net liquidity it is possible to determine future funding requirements based on cumulative liquidity available in the future, adjusted for the expected effects on liquidity of decisions relating to business policy and customer behaviour. Utilization limits are set and monitored under a basic scenario reflecting current market conditions, and also under stress scenarios.

Stable funding calculates the liquidity requirement for the Bank's core lending business and assets that cannot be liquidated within one year, and compares these to the liabilities available for a term longer than one year (including the stable base of customer deposits). The aim is to finance the Bank's illiquid assets and core business as far as possible with long term liabilities.

In addition, ZGT maintains liquidity portfolios in the leading currency centres. The sizes of the portfolios reflect the results of the stress scenario calculations.

BaFin allows the authorization of internal funding risk models under the Liquidity Regulation (LiqV) that will replace the old Principle II from 2007 onwards. Commerzbank is preparing systematically for this and intends to apply for approval of its model by the end of 2007.

4) Operational risks

Definition

We define operational risk as the risk of losses through inadequate or defective systems and processes, human or technical failures or external events such as system breakdowns or fire damage. By analogy with the Basel Committee's definition, this also includes legal risk, i.e. risks stemming from inadequate contractual agreements or changes in the legal framework.

Risk management and monitoring

The Operational Risk Committee is regularly informed about the risk situation. Responsibility for the implementation of measures at the operational level to reduce risk lies with the individual Group units. To manage these risks the Bank has set up an independent central unit within ZMO, the responsibilities of which are clearly defined under to **Section 280 of the Solvency Regulation** for banks using the advanced approach under Basel II: "This unit is responsible for developing the strategy, principles and procedures for identifying, measuring, monitoring and reporting operational risks and developing processes for managing these, and is in charge of implementing and applying them."

Expected loss from operational risks as of 31.12.2006


€50m

- 1.7% Internal fraud
- 18.0% External fraud
- 2.9% Employment practice and job security
- 21.8% Customers, products and business practices
- 0.7% Material damages
- 5.0% Interruptions to business and systems crashes
- 50.0% Execution, delivery and process management

Measuring operational risks with the AMA model

The stability, quality and information value of the mathematical-statistical model were improved further in the year under review and its depth was increased. The link to the external ORX database plays an important role in the adequate inclusion of unexpected losses in the model.

To enable us to estimate the financial risk in the event of infrequent major losses, we strengthened the scenario analysis in major Group units. The example of Heros, the cash-transport company, which cost Commerzbank approx. €16m, shows that such extreme scenarios can become reality. The analyses are directed at pursuing measures to reduce risk. This led, in the Heros case, to us finding a more stable solution for the future by diversifying risk through the addition of two more cash-transport companies and an appropriate insurance policy. Actual losses in 2006 (greater than €5 thousand per individual case including provisions for legal risks) came to a total of €52.6m, slightly higher than the **expected loss** for the Commerzbank Group that **currently stands at €50m** (€47m as at December 2005). The unexpected loss from operational risks came to around €1,044m at the end of 2006, with the EL/UL ratio of 1:21 showing how important the avoidance of major risks is in the prevention of losses. We are gradually optimizing the use of insurance policies against losses to limit UL as part of the OpRisk concept.

The Bank introduced a bonus-malus system for incentivization and as an additional qualitative valuation tool for managing operational risks. This gives management incentives to reduce operational risks and improve risk management for the Group's organizational units. Owing to the measures taken, we largely succeeded in holding the level of the Group's operational risk in the year under review despite integrating Eurohypo.

Legal risks

The modelling of operational risk also incorporates legal risks. These currently account for around 30% of operational risk. The management of the Commerzbank Group's legal risks worldwide is entrusted to Legal Services (ZRA). The central function of ZRA is to recognize potential losses arising from legal risk at an early stage, to devise solutions for reducing, restricting or avoiding such risks and to make the necessary provisions. In this connection, ZRA produces guidelines and standard contracts for the entire Group, which are implemented in close cooperation with business lines, branches and subsidiaries.

The largest legal proceedings against the Commerzbank Group are presented to the Board of Managing Directors and Supervisory Board at regular intervals in the form of individual case analyses. A **growing readiness can be noted throughout the world** in the financial sector **to press customers' claims through legal action.** This is also being encouraged by the ever more complex regulation of the financial markets, with constant additions to banks' catalogue of duties.

Personnel risks

In line with MaRisk, Commerzbank defines personnel risks under four categories:

- **Aptitude risk**: Employees and those standing in for them must have the required knowledge and experience appropriate to their duties, authority and responsibilities. Appropriate training measures should ensure that the level of employees' qualifications keeps up with the state of developments.

- **Motivation risk**: The pay and incentive systems must be designed such that they do not lead to conflicts of interest or disincentives, especially in the case of senior managers.

- **Risk of leaving:** The absence or departure of employees should not lead to lasting damage to the operating workflow. The criteria for appointment to all positions, especially those of managers, must be laid down.

- **Bottleneck risk**: The quantitative and qualitative staffing of a bank must reflect in particular its internal operating requirements, business activities, strategy and risk situation.

Responsibility for dealing with personnel risks lies with the Bank's management. Personnel risks will be reported by ZPA from the second quarter of 2007 as part of a newly developed process (HR Cockpit).

Business contingency and continuity planning

In order to ensure that banking activities are maintained and to reduce losses arising from serious interruptions of its operations to a minimum, the Bank has business contingency plans in written form. The responsibilities of the different head-office departments and individual units are monitored in a Group-wide central business contingency policy, with supplementary regulations for the IT and Organization departments.

Outsourcing
The Bank reinforced its measures for controlling its outsourcing activities in the year under review. The focus of our work in 2007 will be on the implementation of new requirements resulting from the revision of regulatory provisions and their codification in MaRisk. Particular emphasis will be put on actively tying this into the Bank's risk diversification and monitoring.

5) Business risks
Business risk encompasses the risk of losses due to negative deviations in income (especially commissions and interest income) and expenses from the budgeted figures. It is influenced by business strategy and the Bank's internal planning process, and also by changed overall conditions such as the market environment, customer behaviour and technological developments. As part of the ongoing development of the model, the intention is to model business risks through a complete economic cycle.

By reporting their business risk, which is also a component of economic capital, divisions and subsidiaries are encouraged to continuously improve their planning processes and the management of their operations. This helps to validate the financial planning of the whole Group and facilitates the internal allocation of capital on the basis of risk and return.

6) Unquantifiable risks
To meet the Pillar 2 demands of the new Basel Framework, MaRisk requires a holistic view of risk and hence consideration of unquantifiable risks such as reputational risks. As adequate quantitative modelling of these risks is impossible, they are subject to a qualitative management and controlling process.

Strategic risk
Strategic risk represents the risk of negative trends in income on account of previous or future fundamental business-policy decisions, produced by investment decisions in various business lines or regions (such as internal/external growth or disinvestments).

Responsibility for the strategic management of Commerzbank lies with the Board of Managing Directors, with support provided by Strategy and Controlling (ZKE) in the case of strategic issues. Some business-policy decisions – e.g. the **acquisition and disposal of equity holdings exceeding 1% of the Bank's equity – also require the approval of the Risk Committee of the Supervisory Board.** All major investments are subjected to a thorough review as part of an investigation carried out by the **Investment Resources Committee (IRC)**. Based on constant observation of the German and international markets and competitive environment and the requirements imposed by the regulatory authorities and the capital markets, key changes and developments are continuously analysed to determine any action that needs to be taken to ensure the Company's long-term success.

Reputational risk

By this we mean the risk of losses, declining income or a reduction in the Bank's market value on account of business transactions and other events that erode the confidence the public, rating agencies, investors and business associates place in the Bank.

In their daily activities the operational divisions, branches and subsidiaries bear direct responsibility for reputational risk arising from their particular business. Reputational risk can stem from other types of risk and even accentuate these. For this reason, all business-policy measures and activities are subjected to careful scrutiny. In particular, **Commerzbank avoids business-policy measures and transactions which entail significant tax or legal risks, and also environmental risks.** The responsibility of Central Communications (ZKK) for monitoring this ensures the Bank is aware of market perceptions at an early stage.

Our communications department votes on all major credit decisions in respect of their reputational risks and there are also guidelines, for instance on the environmental sustainability of financing transactions.

Compliance risk

Compliance risk encompasses legal and regulatory sanctions or financial losses due to failure to comply with laws, regulations, guidelines or organizational standards and codes of conduct which have a bearing on Commerzbank business activities. This relates to the prevention of money laundering, the protection of data and business confidentiality, investor protection and observing the provisions of the German Securities Trading Act.

Compliance implements compliance-related legal/regulatory requirements jointly with the specialist departments concerned. The Markets in Financial Instruments Directive (MiFID) should be mentioned at this point: this will be implemented within the Bank by November 2007. **MiFID sets new standards for securities trading** and affects virtually the whole length of the securities-trading value chain at Commerzbank.

MiFID affects adherence to market standards, best execution of customer orders, management of conflicts of interest and fair and appropriate investment advice to our customers. Compliance also monitors adherence to the internal standards the Bank has laid down for its employees, to ensure that they take no part in transactions that are aimed at evading laws, regulations or directives. Accordingly, the definition of the term "compliance risk" goes beyond legal provisions and also encompasses issues of integrity and ethics.

Supervisory and capital-market regulations and the Bank's internal rules are monitored centrally by Group Compliance (ZGC) with the aid of a sophisticated monitoring system which covers both the Bank's proprietary trading and transactions for employees. Compliance officers help to identify and resolve conflicts throughout the Group, especially on the investment side. An organizational system of Chinese walls helps to ensure that confidential or price-sensitive information is not compromised and potential conflicts of interest are kept to an absolute minimum. Employees are made aware of compliance-relevant topics through extensive training sessions, e.g. on money laundering.

IV. OUTLOOK

Changes in provisions for possible loan losses and expected loss

Having completely switched our credit evaluation under IFRS to Basel II parameters in 2006, we expect a net provision for possible loan losses in a more relaxed environment in 2007 in the Commerzbank Group, in the most realistic case no higher than the operating pro-forma figure for 2006 of €637m (of course, despite the current favourable economic environment, a higher figure can never be completely ruled out in the downside case as a result of defaults in bulk risks). In the most realistic case, we expect a drop in the run rate in white loans to significantly below €1bn and a further improvement to the intensive care result in the black book. Even though we include only a slight drop in the expected loss in the banking book to below €1bn in our planning for 2007, we are still more than €300m below the expected loss, with a net provision for possible loan losses of less than €637m. The historically-low target figure of approximately 20 bp on total lending can therefore only be achieved by a sufficiently large positive contribution from all three intensive care areas. However the favourable figure expected for 2007 cannot simply be extrapolated forward into the years that follow. Besides the way the workout result develops, the general economic environment and the EL situation in the various areas of business will play a significant role when looking at the long-term perspective. We do not want to accept higher expected loss figures in individual areas of business though, unless this has a sustainable positive effect on net interest income after expected loss.

Basel II

The main feature of 2007 will be the certification of the most advanced Basel II approaches for operational risks (AMA) and credit risk (AIRB). Based on our initial internal calculations we expect that compared to Basel I, **under Basel II (which will become effective from January 1, 2008)** there will be a modest fall in the **regulatory capital adequacy requirement** for the Group as a whole, even allowing for the new requirement to take account of operational risks in 2008. The Retail business and Commercial Real Estate will be the main factors behind this fall. It is pleasing to note that we do not foresee a noticeable rise in the capital adequacy requirement for any of the segments in the Group, although we cannot rule out strategic adjustments in sub-segments when it comes to implementing Basel II. For instance, from January 1, 2008 for the first time any **externally-confirmed free lines of credit (differentiated by type and level of risk) will have to be backed by regulatory capital**, so the issue of calculating appropriate commitment commissions will play a substantial role in the future. We see this development affecting the whole market, regardless of the Basel II approach selected.

We shall not be applying for AIRB certification for some individual specialist portfolios (e.g. operating foreign subsidiaries, non-banking financial institutions, renewable energy) until 2008 and shall value them for the time being using the standard credit approach. We shall be **developing an AIRB investment model** in 2007 for the risks arising from the Bank's investments, which we shall be submitting for certification in 2008; existing investments will be "grandfathered" until 2017.

BRE Bank

As BRE Bank is planning a further sharp rise in its lending over the next few years in the growing Polish market, it is important from a risk perspective that Commerzbank's high standards of risk controlling and management are implemented in this business. To this end, Commerzbank will take the necessary steps in 2007 to **continue building up the modern AIRB methods for managing risk in Poland**; this is independent of the application for certification, for which we shall require the cooperation of the Polish regulatory authorities. We consider the complete integration of all foreign subsidiaries into the Bank's processes and their full linkage into the parent company's systems as a significant milestone in achieving prompt risk management and controlling across the Group.

Managing economic capital

We foresee risk management increasingly developing in the direction of strategic asset allocation and economic capital becoming more and more established as the "currency" for internal and external capital management; it has already become indispensable for monitoring risk-taking capability and bulk and concentration risks. We are confident that, in the long term it will be possible to use internal credit risk models for regulatory capital adequacy requirements and view **ICAAP** (the Internal Capital Adequacy Assessment Process, required by Basel II) and **SREP** (the Supervisory Review and Evaluation Process) as a good basis for taking the next steps in development jointly with the regulatory authorities. We have created the internal conditions to achieve this.

Intensive Care

In developing an efficient intensive care function, we do not just see advantages in a lower provision for possible loan losses and better recoveries. The **workout skill has a substantial influence** on the Basel II parameters PD and LGD, and accordingly makes a significant contribution to a relatively favourable level of capital adequacy required under the AIRB approach. The three independent intensive care units within the three operative credit functions have been given clear performance hurdles related to their areas for 2007 with the aim of optimizing the intensive care result in a profit-centre-oriented way. High priority will be given to applying a cash-value, market-oriented approach to this.

Internal model for calculating liquidity risks

With the new Liquidity Regulation coming into force on January 1, 2007 banks will have the opportunity to use their own liquidity risk measurement and management procedures (i.e. their internal liquidity risk model) to calculate liquidity risks. Commerzbank will do all that is necessary by the end of 2007 to apply for the Available Net Liquidity concept (ANL), which it has used internally for years, to be approved as its liquidity risk model.

Interest-rate risk in the banking book

In times of flat and sometimes even inverted yield curves it is difficult to achieve an adequate return in Treasury or in Public Finance with interest-rate positions. We set great store on creating **uniform standards for measuring economic performance throughout the Group** and plan to subject these more than in the past to management and monitoring with the aid of limits and stop-loss triggers.

Trading book

Commerzbank's exposure at default (EaD) of approx. €548bn consists of €491bn of exposure in the banking book and only €57bn of exposure in the trading book. The trading book's share is thus relatively low compared to other banks of our size. This is why in future we shall take more advantage than in the past of both the opportunities for actively trading in credit and the secondary market. Credit valuations which are closely in touch with the market enable the Bank to benefit from broader diversification (e.g. by building up a portfolio in regions where it is not active as a relationship bank) and to gain new opportunities for business. Prompt valuation of assets strengthens the ability to identify problems at an early stage and has the effect of the default risk for liquid tranches of credit largely migrating to market risk.

Training and promoting future leaders

The quality of risk management is a substantial factor in the income statement and critical to success, making it a decisive competitive factor for the Bank. Rapidly changing regulatory and market-related provisions have increased the requirements in recent years, both in terms of breadth (all-round knowledge) and depth (specialist know-how), to a degree that has not been known in the past. This also requires change processes which continually add to the level of qualification and identify both weaknesses and potential strengths at the earliest possible stage. The aim must be to define qualitative and quantitative gaps in coverage in a timely manner and fill these with highly qualified staff. Looking ahead we can see an even **higher demand for "quants"**, i.e. employees with experience of risk modelling or who can acquire it based on their good existing mathematical and statistical skills. The proportion of these who are home-grown should clearly be in the majority and will be favoured by increased interchange between units of the Group. Achieving greater certainty in our planning and identifying and promoting top future leaders will in future be an explicit performance target for managers in risk management and to develop our human resources we intend to work more closely than before with leading universities. We see great advantages in obtaining a bachelor and/or master degree, in parallel with pursuing a career and intend to give our future managers support specifically to this end.

Corporate Communications

We are preparing for the increased significance of externally communicating about risk with supervision authorities, rating agencies and analysts which will result from Pillar 3 of the Basel capital regulations, the Solvency Regulation and the requirements of the CEBS Common Solvency Ratio Reporting (CoRep). **Accordingly, all IRB banks will for the first time have to publish extensive information in accordance with uniform standards on the methods they use and their parameters for sub-portfolios from the end of 2008.** We expect that there will be a massive need for explanations, which is already becoming noticeable on the part of external experts such as rating agencies and analysts.

That is why the risk function must in future communicate in a more focused and more clearly comprehensible manner in order to avoid incorrect conclusions and misinterpretations. Risk management and controlling at major banks will continue to be subject to massive development processes and the aim in future will increasingly be to **produce an optimum combination of modern, expert knowledge that is in touch with the market together with quantitative management of parameters.**

The risk functions of the future will increasingly have to bring their knowledge to bear not only in measuring risk and in reporting but also in managing the different types of risk, and thus will have an active influence on the Bank's risk/return-oriented management and decision processes. The intention is to seize any profitable business opportunities within the framework of a modern risk monitoring system. A close link between business and risk strategy and intensive communications (consulting) with the front office are key for this to be successful.

Management by anticipation

Basel II, the Solvency Regulation and MaRisk do not, of course, mean an end to further developments in risk management, since viewing risk has in the past been too one-sided in projecting the past forward into the future. This essential historical view needs to be supplemented by a significantly more forward-looking "management by anticipation"; in other words, continuously analysing and forecasting external market factors and their effect on internal risk parameters in


4
Adjustment to the selection of new business, portfolio management, capital management
1
Professional analysis and forecast of external factors (market, countries, sectors, liquidity, interest rates, spreads, currencies, share prices)
Anticipation
Advanced stress and scenario analyses of individual portfolios and on an integrated basis
3
Assessment of the risk parameters (e.g. PD/LGD/VaR incl. volatility, speed and direction of change
2

a professional way, which will then allow the results of stress tests and scenario analyses to be checked for their relevance to the market. From this point of view, it is important to value all portfolios consistently, taking account of risk, return and liquidity in a realistic and forward-looking manner. **The aim is an anticipatory selection of new business and portfolio management and an equally anticipatory management of capital**; that means a timely adjustment to the business we focus on when taking on or avoiding risks.

Risk management and control: a core competence for the benefit of all stakeholders

The new Solvency Regulation and the full implementation of MaRisk involve an **exceptionally high administrative input on the part of risk control and risk management** in order to do justice to the very complex demands on a lasting basis. This applies especially to banks like Commerzbank which are aiming for the most advanced Basel II approaches (IRBA for credit risks and AMA for OpRisk) in order that they can enjoy the lowest and most risk-appropriate regulatory capital adequacy requirement on a lasting basis. But in the long term the related significant investments in risk management and controlling will pay off, not only as a result of the more favourable capital adequacy requirement but also, among other benefits, because:

- they are the basis for risk/return-oriented portfolio management and performance measurement,
- they improve the opportunities to limit risks through timely identification of issues,
- they create scope for efficiency in handling standardized transactions,
- they are essential to consistent risk-adjusted pricing, optimizing the selection of business and strategically developing business lines,
- they **create value for all the Bank's stakeholders**; this has to be communicated in ways appropriate to those being addressed; specifically

  for our customers:

  - The risk of measuring and managing products, even complex ones, is essential to being able to continuously provide modern credit and capital market products at fair market prices.
  - Efficiently identifying upcoming risks and consistent rating communication to customers increases their survival chances in difficult times and reduces the number of insolvencies. The commitment that Commerzbank has given to communicate ratings to our customers has been mentioned in the rating brochure designed under our leadership as part of the IFD *Mittelstand* initiative. All IFD banks have now undertaken to make their ratings transparent to their customers. This makes customers more aware of their specific risk situation and encourages the market to heal itself.
  - Professional intensive care helps to develop sustainable strategies for carrying on a business and thus makes it easier for customers to restructure their loans.

for our shareholders:

- Exploiting all the Bank's opportunities for doing business by using efficient risk systems (e.g. precise ratings).
- Optimizing returns through a risk/return-oriented focus as part of the internal allocation of capital.
- Limiting/reducing reductions in income in normal business conditions, and especially during periods of economic or sector weakness.

for our employees:

- Business strategies that are sustainable from a risk point of view prevent unexpected fluctuations in business strategy and hence **contribute to long-term job security**.
- In an innovative environment we offer our employees the opportunity to participate in developing the most up-to-date risk-management systems and apply these to the Bank's portfolio. The experience gathered in doing this is exciting and broadens their horizons, and also quite substantially improves their opportunities for personal development.

alan greenspan

American Bankers Association Annual Convention, October 5, 2004

> ***"It would be a mistake to conclude that the only way to succeed in banking is through ever-greater size and diversity.***
>
> ***Indeed, better Risk Management may be the only truly necessary element of success in banking."***



Kai Werthmüller Assistant Vice President, Corporate Banking.

/ rating-oriented advice /



"Decision-makers need to know how providers of capital assess the opportunities and risks for their companies and how they come to this assessment."

Kai Werthmüller is head of the rating-oriented advisory project team and is currently working on further developing this successful advisory tool.

Rating-oriented Advice offers companies a full service for improving their ratings. It shows companies valuation and related processes and ways of improving their valuation. This is important, as optimizing creditworthiness criteria helps entrepreneurs to play a role in shaping the cost of their finance. It broadens their scope to make decisions and enables them to take steps in good time to secure the future of their companies. Commerzbank helps them to implement these.

financial statements of the commerzbank group as of december 31, 2006

Notes

Notes

income statement

	Notes	1.1.–31.12.2006 € m	1.1.–31.12.2005[1] € m	Change in %
Interest received		18,841	12,522	50.5
Interest paid		14,925	9,355	59.5
Net interest income	(29)	3,916	3,167	23.7
Provision for possible loan losses	(10, 30, 46)	–878	–521	68.5
Net interest income after provisioning		3,038	2,646	14.8
Commissions received		3,418	2,817	21.3
Commissions paid		557	402	38.6
Net commission income	(31)	2,861	2,415	18.5
Trading profit[2]	(32)	1,177	685	71.8
Net result on investments and securities portfolio (available for sale)	(33)	770	647	19.0
Other result	(34)	–14	26	.
Operating expenses	(35)	5,204	4,662	11.6
Operating profit		**2,628**	**1,757**	**49.6**
Restructuring expenses	(36)	253	37	.
Profit from ordinary activities/ Pre-tax profit		**2,375**	**1,720**	**38.1**
Taxes on income	(37)	587	427	37.5
After-tax profit		**1,788**	**1,293**	**38.3**
Profit/loss attributable to minority interests		–191	–106	80.2
Consolidated surplus	(38)	**1,597**	**1,187**	**34.5**

1) After adjustment due to change in the provision for possible loan losses.

2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

Appropriation of profit	Notes	2006 €m	2005[1)] €m	Change in %
Consolidated surplus	(38)	1,597	1,187	34.5
Allocation to retained earnings		–1,104	–859	28.5
Consolidated profit		**493**	**328**	**50.3**

The consolidated profit represents the distributable profit of Commerzbank Aktiengesellschaft. The proposal will be made to the AGM that a dividend of €0.75 per share be paid from the net profit of Commerzbank Aktiengesellschaft. With 657,168,541 shares issued, this translates into an overall payout of €493m. Last year, a dividend payment of €0.50 per share was made.

Basic earnings per share	Notes	2006 €	2005[1)] €	Change in %
Earnings per share	(38)	2.43	1.97	23.4

The calculation of the earnings per share according to IAS/IFRS is based on the consolidated surplus, with minority interests not taken into consideration. There were no diluted earnings per share, since – as in the previous year – no conversion or option rights were outstanding.

1) After adjustment due to change in the provision for possible loan losses.

balance sheet

Assets	Notes	31.12.2006 € m	31.12.2005[1)] € m	Change in %
Cash reserve	(8, 41)	5,967	8,628	–30.8
Claims on banks	(9, 42, 44, 45)	75,271	86,203	–12.7
Claims on customers	(9, 43, 44, 45)	294,471	153,674	91.6
Provision for possible loan losses	(10, 46)	–7,371	–5,181	42.3
Positive fair values from derivative hedging instruments	(12, 47)	6,979	4,734	47.4
Assets held for trading purposes	(13, 48)	85,527	100,321	–14.7
Investments and securities portfolio	(14, 49, 52)	135,291	86,208	56.9
Intangible assets	(15, 50, 52)	1,680	973	72.7
Fixed assets	(16, 51, 52)	1,388	1,525	–9.0
Tax assets	(24, 53)	5,918	5,603	5.6
Other assets	(17, 18, 54)	3,218	2,205	45.9
Total		**608,339**	**444,893**	**36.7**

Liabilities and equity	Notes	31.12.2006 € m	31.12.2005[1)] € m	Change in %
Liabilities to banks	(19, 44, 55)	125,825	129,900	–3.1
Liabilities to customers	(19, 44, 56)	141,214	102,846	37.3
Securitized liabilities	(19, 57)	228,753	96,920	·
Negative fair values from derivative hedging instruments	(20, 58)	14,119	9,839	43.5
Liabilities from trading activities	(21, 59)	59,248	74,999	–21.0
Provisions	(22, 23, 60)	3,346	3,685	–9.2
Tax liabilities	(24, 61)	4,127	3,706	11.4
Other liabilities	(18, 62)	1,582	1,337	18.3
Subordinated capital	(25, 63)	11,274	8,143	38.5
Hybrid capital	(25, 64)	3,540	–	·
Equity	(27, 65, 66, 67)	15,311	13,518	13.3
Subscribed capital	(65)	1,705	1,705	0.0
Capital reserve	(65)	5,676	5,686	–0.2
Retained earnings	(65)	5,166	4,033	28.1
Revaluation reserve	(14, 65)	1,746	1,995	–12.5
Valuation of cash flow hedges	(5, 65)	–381	–1,069	–64.4
Reserve from currency translation	(6, 65)	–143	–107	33.6
Consolidated profit		493	328	50.3
Total before minority interests		14,262	12,571	13.5
Minority interests		1,049	947	10.8
Total		**608,339**	**444,893**	**36.7**

1) After adjustment due to change in the provision for possible loan losses.

statement of changes in equity

€m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 31.12.2004	**1,546**	**4,481**	**3,383**	**1,600**	**–1,214**	**–192**	**150**	**9,754**	**1,269**	**11,023**
Change due to adjustment of the provision for possible loan losses			–154					–154		–154
Equity as of 1.1.2005	**1,546**	**4,481**	**3,229**	**1,600**	**–1,214**	**–192**	**150**	**9,600**	**1,269**	**10,869**
Consolidated profit							328	328		328
Allocation to retained earnings[1]			859					859		859
Profits/losses								–	106	106
Changes in revaluation reserve				395				395	–73	322
Changes arising from cash flow hedges					145			145	–64	81
Changes in currency reserve						85		85		85
Comprehensive income 2005			**859**	**395**	**145**	**85**	**328**	**1,812**	**–31**	**1,781**
Capital increases	150	1,177						1,327	23	1,350
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–81	–81
Dividend							–150	–150		–150
Changes in companies included in consolidation and other changes[2]	8	20	–55					–27	–233	–260
Equity as of 31.12.2005	**1,705**	**5,686**	**4,033**	**1,995**	**–1,069**	**–107**	**328**	**12,571**	**947**	**13,518**
Consolidated profit							493	493		493
Allocation to retained earnings			1,104					1,104		1,104
Profits/losses								–	191	191
Changes in revaluation reserve				–112				–112	–156	–268
Changes arising from cash flow hedges					682			682	91	773
Changes in currency reserve						–36		–36		–36
Comprehensive income 2006			**1,104**	**–112**	**682**	**–36**	**493**	**2,131**	**126**	**2,257**
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–106	–106
Allocation to retained earnings (minority interests)								–	32	32
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes[2]	–1	–18	29	–137	6			–121	25	–96
Equity as of 31.12.2006	**1,705**	**5,676**	**5,166**	**1,746**	**–381**	**–143**	**493**	**14,262**	**1,049**	**15,311**

1) After adjustment due to change in the provision for possible loan losses; 2) including change in treasury shares.

As of December 31, 2006, the subscribed capital of Commerzbank Aktiengesellschaft pursuant to the Bank's Articles of Association stood at €1,709m; it was divided into 657,168,541 no-par-value shares (accounting par value per share: €2.60). After the 1,582,726 treasury shares held by the Bank on December 31, 2006, are deducted, its subscribed capital amounts to €1,705m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 17, 2006 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71(1) no. 7 of the German Stock Corporation Act (AktG). Gains and losses from trading in the Bank's own shares have no effect on the net profit.

No use was made in the 2006 financial year of the resolution of the Annual General Meeting of May 17, 2006, authorizing the Bank to repurchase its own shares pursuant to Art. 71(1) no. 8 of the German Stock Corporation Act (AktG), for purposes other than securities trading.

Other changes in retained earnings, the revaluation reserve and the valuation of cash flow hedges relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the net profit.

cash flow statement

	2006 €m	2005[1] €m
Consolidated surplus	**1,597**	**1,187**
Non-cash positions in net profit and adjustments to reconcile net profit with net cash provided by operating activities:		
Write-downs, depreciation, adjustments, write-ups to fixed and other assets, changes in provisions and net changes due to hedge accounting	4,093	1,288
Change in other non-cash positions	2,749	–2,262
Profit from the sale of assets	–770	–647
Profit from the sale of fixed assets	6	7
Other adjustments (net interest income)	–3,916	–3,167
Sub-total	**3,759**	**–3,594**
Change in assets and liabilities from operating activities after correction for non-cash components:		
Claims on banks	10,932	516
Claims on customers	–140,797	–3,397
Securities held for trading purposes	–1,410	–370
Other assets from operating activities	–4,746	–1,082
Liabilities to banks	–4,075	14,470
Liabilities to customers	38,368	–2,218
Securitized liabilities	131,833	9,670
Other liabilities from operating activities	–593	–159
Interest and dividends received (see Note 29)	18,841	12,522
Interest paid	–14,925	–9,355
Income tax paid	–546	–241
Net cash provided by operating activities	**36,641**	**16,762**
Proceeds from the sale of:		
Investments and securities portfolio	55,894	44,050
Fixed assets	334	66
Payments for the acquisition of:		
Investments and securities portfolio	–104,227	–57,560
Fixed assets	–1,212	–429
Effects of changes in the group of companies included in the consolidation		
Payments from the acquisition of subsidiaries	3,579	333
Net cash used by investing activities	**–45,632**	**–13,540**
Proceeds from capital increases	–10	1,364
Dividends paid	–328	–150
Other financing activities (subordinated capital)	6,671	–733
Net cash provided by financing activities	**6,333**	**481**
Cash and cash equivalents at the end of the previous period	**8,628**	**4,888**
Net cash provided by operating activities	36,641	16,762
Net cash used by investing activities	–45,632	–13,540
Net cash provided by financing activities	6,333	481
Effects of exchange-rate changes on cash and cash equivalents	–3	37
Cash and cash equivalents at the end of the period	**5,967**	**8,628**
of which: Cash on hand	754	597
Balances with central banks	4,375	4,868
Debt issued by public-sector borrowers and bills of exchange rediscountable at central banks	838	3,163

Cash and cash equivalents includes additions in an amount of €124m from companies consolidated for the first time.

1) After adjustment due to change in the provision for possible loan losses.

The cash flow statement shows the structure of and changes in cash and cash equivalents during the financial year. It is broken down into operating activities, investing activities and financing activities.

Under net cash provided by operating activities, payments (inflows and outflows) from claims on banks and customers and also securities from the trading portfolio and other assets are shown. Additions to and disposals from liabilities to banks and customers, securitized liabilities and other liabilities also belong to operating activities. The interest and dividend payments resulting from operating activities are similarly reflected in the net cash provided by operating activities.

The net cash used by investing activities shows payments for the investments and securities portfolio as well as for fixed assets and payments for the acquisition of subsidiaries. The effects of changes in the list of consolidated companies are also recognized under this item.

The net cash provided by financing activities covers the proceeds from capital increases as well as payments received and made with regard to subordinated capital. Distributed dividends are also shown here.

We consider cash and cash equivalents to be the cash reserve (see Note 41), consisting of cash on hand, balances held at central banks and also debt issued by public-sector borrowers and bills of exchange eligible for rediscounting at central banks. Claims on banks which are due on demand are not included.

As far as banks are concerned, the cash flow statement can be considered not very informative. For us, the cash flow statement replaces neither liquidity planning nor financial planning, nor do we look upon it as a management tool.

notes

CONSOLIDATED ACCOUNTING PRINCIPLES

Our consolidated financial statements as of December 31, 2006 were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) – and the International Financial Reporting Standards (IFRS) – approved and published by the International Accounting Standards Board (IASB) and with their interpretation by the Standing Interpretations Committee (SIC) and International Financial Reporting Interpretation Committee (IFRIC). All valid standards and interpretations required for the financial year 2006 have been applied.

We have not taken into consideration prematurely applying standards and interpretations which are to be implemented only as from January 1, 2007 or later (IFRS 7, 8 as well as the changes to IAS 1, IFRIC 7, 8, 9, 10, 11, 12), as permitted. We do not anticipate any material consequences on accounting or measurement as a result.

The standards and interpretations to be applied for the first time in the financial year 2006 (changes to IAS 19, 21 and 39 as well as IFRS 6 and IFRIC 4, 5, 6) had no material effect on the consolidated financial statements.

In addition to the consolidated balance sheet and the consolidated income statement, the consolidated financial statements also include a statement of changes in equity, a cash flow statement and the notes. Segment reporting and the reporting on risk management are to be found in the notes (note 40 and notes 75 to 83 respectively).

The consolidated management report, including a separate report on the opportunities and risks related to future developments (risk report) pursuant to Art. 315 of the German Commercial Code (HGB), appears on pages 70 to 99 of our annual report.

Unless otherwise indicated, all the amounts are shown in millions of euros.

ACCOUNTING POLICIES

(1) Basic principles

The consolidated financial statements are based on the going concern principle. Income and expenses are recognized on a pro-rata temporis basis; they are shown in the income statement for the period to which they may be assigned in economic terms.

We have applied IAS 39, together with the different classification and valuation principles prescribed by this standard, in our accounting. Hedge accounting rules are applied in the case of derivative hedging instruments (further details may be found in note 5).

Throughout the Commerzbank Group, uniform accounting policies are used in preparing the financial statements. All material fully consolidated companies prepared their financial statements as of December 31, 2006.

The consolidated financial statements include values, which are determined on the basis of estimates and assessments, as permitted. The estimates and assessments used are based on past experience and other factors, such as planning and – from the present standpoint – likely expectations or forecasts of future events. Estimates are subject to uncertainties in particular in the assessment of risk provisions for possible loan losses, pension obligations, goodwill, deferred taxes and fair value measurement.

An asset is recognized in the balance sheet if it is probable that there will be future economic benefits for the company, and if its purchase or production costs or another value can be reliably assigned a value.

A liability is recognized in the balance sheet if it is probable that there will be a direct outflow of resources with economic benefits as a result of a present obligation and that the amount to be paid can be reliably assigned a value.

(2) Adjustments to the accounting policies, change in the provision for possible loan losses

Basically, we have employed the same accounting policies as for the consolidated financial statements as of December 31, 2005.

Leased items now appear in the balance sheet under other assets. The net results on hedge accounting are shown under trading profit in the income statement. The two positions are listed separately in the notes.

As regards portfolio valuation allowances for lending business where specific allowances are not made, the following adjustments were made in the Group during the 2006 financial year in accordance with IAS 8:

We have corrected the portfolio valuation allowances for Commerzbank AG and our subsidiary Eurohypo AG in the current financial year in accordance with IAS 8.42. The off-balance-sheet business was included for the first time in the calculation for both banks. Eurohypo AG has also made adjustments following a calculation of the incurred loss broken down by sub-portfolios with the same default characteristics.

Consequently, retroactive adjustments need to be made to the 2005 financial year, and these are listed individually in the table below. Because Eurohypo AG was still included in the 2005 consolidated financial statements using the at equity method, the net interest income and the investments and securities portfolio are also affected.

Balance sheet as of 31.12.2005 €m	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Investments and securities portfolio	86,241	–33	86,208
Tax assets	5,538	+65	5,603
Provisions in lending business	3,521	+164	3,685
Retained earnings	4,165	–132	4,033

As of January 1, 2005, the investments and securities portfolio was adjusted by -€28m, the provisions in lending business by +€209m, tax claims by +€83m and retained earnings by -€154m.

Income statement as of 31.12.2005 €m	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Net interest income	3,172	–5	3,167
Provision for possible loan losses	–566	+45	–521
Taxes on income	–409	–18	–427
Consolidated surplus	1,165	+22	1,187
Allocation to retained earnings	–837	–22	–859
Consolidated profit	328	0	328

After these adjustments are accounted for, the resulting profit per share is €1.97 for the 2005 financial year compared to the profit per share of €1.93 reported last year in accordance with IAS 33.

There was an additional adjustment to the segment reporting for 2005. This related to the portfolio valuation allowances that were retroactively increased in the segment Private and Business Customers by €58m and reduced in the segment *Mittelstand* by €39m as well as in the segment Corporates & Markets by €19m. The prior-year practice of allocation by volume has been superseded by a more exact allocation according to losses.

Commerzbank AG's process for calculating incurred loss as part of the portfolio valuation allowances, which used to focus on past figures and the allocation of net risk provisions, was adapted during the 2006 financial year to a process derived from the Basel II schema. This change in process resulted overall in an improved estimate of the incurred loss as defined in IAS 8.36, in particular for the banks sub-portfolio. The provision for possible loan losses was increased by €31m for the on-balance-sheet lending business as a result and this was charged to the income statement for the 2006 financial year. We do not anticipate that this change in the estimate will materially affect profit or loss in future financial years.

(3) Consolidated companies

Besides the parent bank, the consolidated financial statements include 159 subsidiaries (2005: 115) in which Commerzbank Aktiengesellschaft directly or indirectly holds more than 50% of the voting rights or exercises control. Of these, 86 have their registered offices in Germany (2005: 53) and 73 elsewhere (2005: 62).

374 subsidiaries and associated companies of minor significance for the Group's asset and financial position and earnings performance have not been included; instead, they have been shown under the investments and securities portfolio as holdings in subsidiaries or investments. These companies account for less than 0.1% (2005: 0.2%) of the Group's total assets. In the year under review, 51 subsidiaries were included in the consolidation for the first time.

- AFÖG GmbH & Co. KG, Frankfurt am Main
- CommerzFactoring GmbH, Mainz
- CommerzLeasing Asset Verwaltungsgesellschaft mbH, Grünwald (Munich)
- Commerzbank Capital Funding LLC I, Wilmington/Delaware
- Commerzbank Capital Funding LLC II, Wilmington/Delaware
- Commerzbank Capital Funding LLC III, Wilmington/Delaware
- Commerzbank Capital Funding Trust I, Wilmington/Delaware
- Commerzbank Capital Funding Trust II, Wilmington/Delaware
- Commerzbank Capital Funding Trust III, Wilmington/Delaware
- Eurohypo Aktiengesellschaft, Eschborn (sub-group incl. 32 subsidiaries)
- Hansa Automobil Leasing GmbH & Co. KG, Hamburg
- Hibernia Alpha Beteiligungsgesellschaft mbH, Frankfurt am Main
- Jupiter Adria Management Limited, Bermuda
- Laurea Molaris GVG mbH & Co. Objekt Berlin Anthropolis KG, Ludwigshafen
- Laurea Molaris GVG mbH & Co. Objekt Berlin Grindelwaldweg KG, Ludwigshafen
- MK LUXINVEST S.A., Luxemburg
- Münchner Kapitalanlage Aktiengesellschaft, Munich
- pdv.com Beratungs-GmbH, Bremen
- South East Asia Properties Limited, London

In addition to the 159 subsidiaries, we included in the 2006 financial year 33 special-purpose entities and 23 non-publicly-offered funds in our consolidated financial statements in accordance with IAS 27 and SIC-12. 12 special-purpose entities and non-publicly-offered funds have been included in the consolidation for the first time:

- Asset Securitisation Programme for Insured Receivables Ltd. (ASPIRE), Dublin
- CoCo Finance 2006-1 plc, Dublin
- HIE-Cofonds VI, Frankfurt am Main
- HIE-Cofonds VII, Frankfurt am Main
- HIE-Cofonds VII, Frankfurt am Main
- Kaiserplatz Purchaser No. 14 Limited, St. Helier/Jersey
- Kaiserplatz Purchaser No. 15 Limited, St. Helier/Jersey
- Kaiserplatz Purchaser No. 16 Limited, St. Helier/Jersey
- KP CoCo Finance, Ltd., Jersey
- KP Semper No. 1 Ltd., St. Helier/Jersey
- Times Square Funding Financials LLC, New York
- TS Co. mit One GmbH, Frankfurt am Main

No longer included in the list of consolidated companies are:

- Commerz Advisory Management Co. Ltd., British Virgin Islands
- CommerzBaumanagement GmbH und CommerzImmobilien GmbH GbR – Neubau Molaris, Düsseldorf
- CICO-Fonds II, Frankfurt am Main
- CBP Cofonds, Frankfurt am Main (first-time and deconsolidation in 2006)
- NESTOR GVG mbH & Co. Objekt ITTAE Frankfurt KG, Düsseldorf
- Premium Receivables Intermediate Securisation Entity Funding Limited, London
- SKARBIEC Investment Management SA, Warsaw
- SKARBIEC Serwis Finansowy Sp. z o.o., Warsaw
- Tyndall Trust International I.O.M. Limited, Isle of Man
- Zweite Umbra Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main

12 (2005: 10) material associated companies – 7 of them based in Germany (2005: 6) – are measured using the equity method. Four associated companies have been included for the first time.

- Delphi I LLC, Wilmington/Delaware
- Exploitatiemaatschappij Wijkertunnel C.V., Amsterdam
- Servicing Advisors Deutschland GmbH, Frankfurt am Main
- Urbanitas Grundbesitzgesellschaft mbH, Berlin

The following company has been removed from the list of associated companies:

- Eurohypo AG – sub-group –, Eschborn

A full list of all holdings of the Commerzbank Group is published as part of the notes in the electronic Federal Gazette *(elektronischer Bundesanzeiger)* and can also be accessed in the electronic company register. It can furthermore be found under our internet address: www.commerzbank.com/InvestorRelations/Financial reports.

(4) Principles of consolidation

For the consolidation of the capital accounts, we value the assets and liabilities of subsidiaries completely afresh, regardless of the percentage share of the equity which we held at the time of acquisition. With deferred taxes taken into consideration, the revalued assets and liabilities are included in the consolidated balance sheet; the realized hidden reserves and built-in losses which have been identified are treated in accordance with the standards which have to be applied in subsequent reporting periods. If a positive difference remains after revaluation, this is shown as goodwill.

Claims and liabilities deriving from business relations between Group companies, as well as expenses and income, are eliminated as part of the consolidation of earnings and the balance sheet. Intra-Group book gains or losses registered during the financial year are deducted, unless they are of minor importance.

Associated companies are valued according to the equity method and are shown as investments in associated companies under the investments and securities portfolio. The purchase cost of these investments and the goodwill are determined at the time of their first inclusion in the consolidated financial statements, applying the same rules as for subsidiaries. For material associated companies, the equity book value which is carried and appears either in profit or loss or in the revaluation reserve is based on the auxiliary calculations of the associated companies, prepared and audited in accordance with our instructions, with IAS/IFRS rules applied.

Holdings in subsidiaries not consolidated because of their minor significance and investments are shown at their fair value, or if this cannot be reliably established, at cost under the investments and securities portfolio.

(5) Financial instruments: recognition and measurement (IAS 39)

In accordance with IAS 39, all financial assets and liabilities – which also includes derivative financial instruments – have to be recognized in the balance sheet and valued in accordance with their assigned category. A financial instrument is a contract which automatically produces a financial asset for the one company and a financial liability or equity instrument for the other.

The following remarks present an overview of how the rules of IAS 39, in the currently valid version, have been applied within our Group:

a) Categorization of financial assets and liabilities and their valuation

- Loans and receivables:
  Non-derivative financial instruments with fixed or determinable payment claims for which no active market exists are assigned to this category. This holds true regardless of whether they were originated by the Bank or acquired in the secondary market. An active market exists if quoted prices are regularly made available, for example, by a stock exchange or broker, and these prices are representative for current transactions between remote third parties. Valuation is at amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity.

- Held-to-maturity financial assets:
  Non-derivative financial assets with fixed or determinable payments and also a fixed maturity may be included in this category if an active market exists for them and both the intent and the ability exist to hold them to final maturity. They are valued at amortized cost, with premiums and discounts being recognized

under net interest income over the entire lifetime to maturity. In the financial year 2006 Commerzbank Group has again made no use of the category of held-to-maturity financial assets.

- Financial assets or financial liabilities at fair value through profit or loss:
  This category is made up of two sub-categories:

  - Financial assets or liabilities held for trading:
    This category includes financial assets and financial liabilities held for trading purposes (assets held for and liabilities from trading). Financial assets held for trading purposes include original financial instruments (especially interest-bearing securities, equities and promissory notes), precious metals and derivative financial instruments with a positive fair value. Financial liabilities from trading include, in particular, derivative financial instruments with a negative fair value and delivery commitments arising from the short-selling of securities.

    Derivative financial instruments used as hedging instruments are only recognized as assets held for trading purposes or liabilities from trading activities insofar as they do not meet the conditions for the application of hedge accounting rules (see below in this note). Otherwise, they are shown as fair values attributable to hedging instruments.

    Assets held for trading purposes and liabilities from trading activities are valued at their fair value on each balance-sheet date. The results of this valuation appear under trading profit in the income statement.

    Spot transactions are recognized immediately upon conclusion of the transaction; we make a balance-sheet entry when the contract is performed.

  - Designated at fair value through profit or loss:
    The fair value option makes it possible voluntarily to value each financial instrument at fair value and to reflect the net result of this valuation in the income statement. The decision whether to use the fair value option or not has to be made at the inception of the financial instrument.

    The fair value option may be applied for a financial instrument provided that

    - an accounting mismatch will be prevented or significantly reduced or
    - a portfolio of financial instruments is managed, and its performance is measured on a fair value basis or
    - the financial instrument has one or several embedded derivatives that must be separated.

    Financial instruments for which a fair value option is employed are shown at their fair value in the appropriate balance-sheet item for their respective category. The results of measurement appear under trading profit. Further details on how and to what extent the fair value option is used in the Commerzbank Group can be found in Note 74.

- Available-for-sale financial assets:
  All non-derivative financial assets not assignable to one of the above categories have to be counted in this category. Primarily, these are interest-bearing securities, equities and investments. They are initially valued at cost and subsequently at their fair value. After deferred taxes have been taken into consideration, measured gains and losses are recognized with no effect on the income statement in a separate equity item (revaluation reserve). If the financial asset is sold, the cumulative valuation previously recognized in the revaluation reserve is released and appears in the income statement. Should the asset's value be permanently impaired, the revaluation reserve has to be adjusted for the impairment, and the amount has to be reflected in the income statement. If the fair value cannot be reliably ascertained, valuation is at amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity.

- Other financial liabilities:
  This category includes liabilities to banks and customers and also securitized liabilities. Valuation is at amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity.

b) Financial Guarantee contracts

According to IAS 39, a financial guarantee is a contract under which the guarantor is obligated to make certain payments that compensate the party to whom the guarantee is issued for a loss arising in the event a particular debtor does not meet payment obligations on time as stipulated in the original or amended terms of a debt instrument. The obligation arising from a financial guarantee is recognized as soon as the guarantor becomes a contracting party, i.e. when the guarantee offer is accepted.

Initial valuation is at fair value at the time of recognition. Viewed overall, the fair value of a financial guarantee at the time of signature is zero because for fair market contracts the value of the premium agreed generally corresponds to the value of the guarantee obligation. A check is performed for subsequent valuations to determine whether a risk provision is necessary.

c) Embedded derivatives

IAS 39 also regulates the treatment of derivatives embedded in original financial instruments (embedded derivatives). Such financial instruments are also referred to as hybrid financial instruments. These include, for example, reverse convertible bonds (bonds with a right to repayment in the form of equities) or bonds with indexed-related interest payments. According to IAS 39, under certain conditions the embedded derivative must be shown separately from the original host contract as a standalone derivative.

Such separation has to be made if the characteristics and risks of the embedded derivative are not closely related to those of the original host contract. In this case, the embedded derivative has to be regarded as part of the trading portfolio and recognized at its fair value. Changes on revaluation have to be shown in profit and loss. The host contract is accounted for and valued applying the rules of the category to which the financial instrument is assigned.

However, if the characteristics and risks of the embedded derivative are closely linked to those of the original host contract, the embedded derivative is not shown separately and the hybrid financial instrument is valued as a whole in accordance with the general provisions of the category to which the financial instrument is assigned.

d) Hedge accounting

IAS 39 contains extensive hedge accounting regulations, i.e. accounting for hedging instruments – especially derivatives – and the underlying hedged transactions.

In line with general regulations, derivatives are classified as trading transactions (assets held for trading purposes or liabilities from trading activities) and are valued at their fair value. The result of such valuation is shown under trading profit. If it can be demonstrated that derivatives are used to hedge risks from non-trading transactions, IAS 39 permits the application of hedge accounting rules under certain conditions. For the most part, two forms of hedge accounting are distinguished:

- Fair value hedge accounting:
  IAS 39 prescribes the use of hedge accounting for derivatives which serve to hedge the fair value of recognized assets or liabilities. It is above all, the Group's issuing and lending business and the securities portfolio for liquidity management, insofar as these are fixed-income securities, that are subject to this fair value risk. Primarily, interest-rate and interest-rate/currency swaps are used to hedge these risks.

  In line with the regulations for fair value hedge accounting, the derivative financial instruments used for hedging purposes are shown at fair value as fair values attributable to derivative hedging instruments. Changes upon revaluation appear as profit or loss in the income statement under net result on hedge accounting as part of the trading profit. Any changes in the fair value of the hedged asset or hedged liability resulting from the hedged risk have to be recognized and similarly shown in the income statement under net result on hedge accounting. Given a perfect hedge, the changes upon revaluation recognized in the income statement for the hedge and the hedged transaction will balance one another out.

- Cash flow hedge accounting:
  IAS 39 prescribes the use of cash flow hedge accounting for derivatives which serve to hedge the risk of a change in future cash flows. A cash-flow risk exists in particular for floating-rate loans, securities and liabilities and for forecast transactions (for example, forecast fund-raising or financial investments). Within the Commerzbank Group, the interest-rate risks in asset/liability management are largely covered by means of cash flow hedges. Primarily, interest-rate and interest-rate/currency swaps are used for hedging purposes.

  Derivative financial instruments used in cash flow hedge accounting are carried at fair value as fair values attributable to derivative hedging instruments. Reporting of the gain or loss has to be divided into an effective and an ineffective part. The effective valuation result is that part of the change in the fair value of the hedging derivative that represents an effective hedge against the cash flow risk arising from the hedged underlying transaction and, after deferred taxes have been taken into consideration, valuation gains and losses are recognized with no effect on the income statement in a separate equity item (valuation result from cash flow hedges). By contrast, the ineffective portion is shown in the income statement. There is no change in the general accounting rules described above for the transactions underlying cash flow hedges.

The application of hedge accounting rules is tied to a number of conditions. These relate above all to the documentation of the hedge and also to its effectiveness.

The hedge has to be documented at the time it is established. Documentation must include in particular the identification of the hedging instrument and the underlying hedged transaction and also details of the hedged risk and the method employed to determine the effectiveness of the hedge. Documentation for an underlying transaction hedged with a derivative may relate either to an individual asset, liability, pending business or forecast transaction or to a portfolio of such items (microhedge) which are given similar accounting treatment. It is not sufficient, however, to document a net risk position to be hedged.

In addition to documentation, IAS 39 calls for evidence of an effective hedge in order for hedge accounting rules to be applied. Effectiveness in this connection means the relationship between the change in fair value or the cash flow resulting from the hedged underlying transaction and the change in fair value or the cash flow resulting from the hedge. If these changes almost entirely balance one another, a high degree of effectiveness exists. Proof of effectiveness requires, firstly, that a high degree of effectiveness can be expected from a hedge in the future (prospective effectiveness); secondly, when a hedge exists, it must be regularly demonstrated that this was highly effective during the period under review (retrospective effectiveness). A high degree of retrospective effectiveness exists if the ratio of changes in the fair values or the cash flow lies between 0.8 and 1.25. The methods used for determining effectiveness must be disclosed.

(6) Currency translation

Assets and liabilities denominated in foreign currencies and outstanding spot foreign-exchange transactions, are translated at the spot rates, and foreign-exchange forward contracts at the forward rate on the balance-sheet date. Expenses and income are translated at market rates. Currency translation for investments and holdings in subsidiaries that are denominated in foreign currencies is effected with historical rates at historical cost. Translation gains and losses from the consolidation of the capital accounts appear in the balance sheet under equity.

As a result of their economically independent business activity, the financial statements of our consolidated units abroad that are prepared in foreign currencies are translated at the spot rates of the balance-sheet date.

The expenses and income generated by the translation of balance-sheet items are recognized in the income statement. Hedged expenses and income are translated at the hedging rate.

The following translation rates applied for the currencies that are most important to the Commerzbank Group as of December 31. (amount per €1 in the respective currency):

	2006	2005
USD	1.3170	1.1797
GBP	0.6715	0.6853
CHF	1.6069	1.5551
PLN	3.8310	3.8600

(7) Offsetting

We set liabilities off against claims if these relate to the same counterparty, are due at call, and agreement has been reached with the contractual partner that interest and commissions be calculated as if only a single account existed.

(8) Cash reserve

With the exception of debt issued by public-sector borrowers, which is shown at its fair value, all the items appear at their nominal value.

(9) Claims

The Commerzbank Group's claims on banks and customers which are not held for trading and are not quoted on an active market are shown at either their nominal value or at amortized cost. Premiums and discounts are recognized in net interest income over the lifetime of the investment or security. The book values of claims which qualify for hedge accounting are adjusted for the gain or loss attributable to the hedged risk. Claims recognized under the fair value option appear at their fair value.

(10) Provision for possible loan losses

We fully provide for the special risks associated with banking business by forming specific valuation allowances and portfolio valuation allowances.

In order to cover the lending risks represented by claims on customers and banks, we have formed specific valuation allowances according to uniform Group standards. Valuation allowances have to be formed for a loan if it is probable that not all the interest payments and repayments of principal can be made as agreed. The size of the valuation allowance corresponds to the difference between the book value of the loan less the cash value of the expected future cash flow.

In addition, we cover credit risk by means of portfolio valuation allowances. Actual loan losses serve as a yardstick for the scale on which portfolio valuation allowances have to be formed, differentiated according to sub-portfolios as shown in the balance sheet.

Insofar as it relates to claims in the balance sheet, the aggregate amount of provision for possible loan losses is shown separately from claims on banks and claims on customers. However, provision for risks in off-balance-sheet business – guarantees, endorsement liabilities, lending commitments – is shown as a provision for lending risks.

Unrecoverable accounts for which no specific valuation allowance has been formed are written down immediately. Amounts received on written-down claims appear in the income statement.

(11) Genuine repurchase agreements and securities-lending transactions

Repo transactions combine the spot purchase or sale of securities with their forward sale or repurchase, the counterparty being identical in both cases. The securities sold under repurchase agreements (spot sale) still appear, and are valued, in the consolidated balance sheet as part of the securities portfolio. According to counterparty, the inflow of liquidity from the repo transaction is shown in the balance sheet as a liability to either banks or customers. The agreed interest payments, if they are not the result of trading transactions, are booked as interest paid, reflecting the respective maturities.

The outflows of liquidity caused by reverse repos appear as claims on banks or customers and are recognized and valued accordingly. The securities bought under repurchase agreements and on which the financial transaction is based (spot purchase) are not carried in the balance sheet, nor are they valued. The agreed interest payments from reverse repos, if they are not the result of trading transactions, are counted as interest income, reflecting the respective maturities. Claims arising from reverse repos are not netted against liabilities from repos involving the same counterparty.

We show securities-lending transactions in a similar manner to securities in genuine repurchase agreements. Lent securities remain in our securities portfolio and are valued according to the rules of IAS 39. Borrowed securities do not appear in our balance sheet, nor are they valued. We show cash collateral which we have furnished for securities-lending transactions as a claim and collateral received as a liability.

(12) Positive fair values attributable to derivative hedging instruments

Derivative financial instruments used for hedging which qualify for hedge accounting and have a positive value appear under this item. The instruments are valued at fair value.

Listed instruments are valued at market prices; for non-listed products, internal price models (net present-value or option-price models) are used. The hedge ac-

counting results for fair value hedges appear in the income statement under net result on hedge accounting as part of the trading profit. By contrast, effective portions of the gains and losses on cash flow hedges are recognized under valuation of cash flow hedges in equity.

(13) Assets held for trading purposes
Securities held for trading purposes, promissory notes and precious metals appear in the balance sheet at their fair value on the balance-sheet date. Also shown at fair value are all derivative financial instruments which are not used as hedging instruments in hedge accounting and have a positive fair value. For listed products, market prices are used; non-listed products are measured on the basis of the net present-value method or other suitable measurement models (for instance, option-price models). All the realized gains and losses and also the net valuation changes which are not realized appear as part of the trading profit in the income statement. Interest and dividend income from trading portfolios are also shown under this item, less the expenses required to finance them.

(14) Investments and securities portfolio
Our investments and securities portfolio comprises all the bonds, notes and other fixed-income securities, shares and other variable-yield securities and all the investments and investments in associated companies, as well as holdings in non-consolidated subsidiaries which are not held for trading purposes. In addition, we include here claims quoted on an active market and recognize any disposal proceeds under the net result on investments and securities portfolio (available for sale).

These portfolios are recognized and valued at fair value, or according to the equity method in the case of investments in associated companies. If the fair value cannot be reliably calculated, the item is shown at amortized cost; this primarily holds true for non-listed assets. Net changes are shown – after deferred taxes have been taken into consideration – under the revaluation reserve in equity. Realized gains and losses only affect the income statement when the holdings are sold. Premiums and discounts are recognized in net interest income over the lifetime of the investment or security. If, however, an effective hedge with a derivative financial instrument exists for investments or securities, that part of the change in fair value attributable to the hedged risk is shown as part of the trading profit under the net result on hedge accounting. In the case of permanent impairment, the required write-down is charged to the income statement.

Value is impaired if the fair value falls either significantly or for persistently below acquisition cost. No write-ups may be made affecting profit or loss for available-for-sale equity instruments. Changes in the fair value of listed equity instruments during subsequent reporting periods are shown in the revaluation reserve. This means that the net profit and loss is affected only in the case of impaired value and disposals. Write-ups of non-listed equity instruments whose value cannot be reliably determined on a regular basis may be recognized neither in the income statement nor in the revaluation reserve. If the reasons for a value impairment of debt instruments cease to exist, a write-up has to be made, equal at most to the amortized cost, and reflected in profit or loss. The amount in excess of the amortized cost has to be reflected in the revaluation reserve.

(15) Intangible assets
Under intangible assets, we mainly recognize software, acquired brand names, customer relationships and goodwill. Valuation is at amortized cost. On each balance-sheet date, all goodwill and brand names are examined with a view to their future economic utility on the basis of cash-generating units. If it appears that the expected utility will not materialize (impairment), an extraordinary write-down is made. We depreciate software and acquired customer relationships over a period of seven years.

(16) Fixed assets
The land and buildings, and also office furniture and equipment, shown under this item are capitalized at cost, less regular depreciation. Impairments are made in an amount in which the book value exceeds the higher value of fair value minus disposal costs and the utilization value of the asset.

In determining the useful life, the likely physical wear and tear, technical obsolescence and also legal and contractual restrictions are taken into consideration. All fixed assets are depreciated or written off over the following periods, using the straight-line method:

	Probable useful life in years
Buildings	30 – 50
Office furniture and equipment	2 – 10
Purchased IT equipment	2 – 8

In line with the materiality principle, purchases of low-value fixed assets in the past financial year are recognized immediately as operating expenses. Profits realized on the disposal of fixed assets appear under other income, with losses being shown under other expenses.

(17) Leasing

In accordance with IAS 17, a lease is classified as an operating lease if it does not substantially transfer to the lessee all the risks and rewards that are incident to ownership. By contrast, finance leases are considered to be those agreements which substantially transfer all the risks and rewards to the lessee.

The Group as lessor

Insofar as the leasing companies within the Commerzbank Group are involved in the operating lease business, economic ownership of the object of the agreement is shown on the balance sheet for the Group company. Leased objects appear in the consolidated balance sheet under other assets, shown at cost or production cost, less regular depreciation over their useful economic lives or if their value is impaired. Unless a different distribution suggests itself in individual cases, the proceeds from leasing transactions are recognized on a straight-line basis over the lifetime of the agreement and are shown under net interest income.

If virtually all the risks and rewards relating to the leased property are transferred to the lessee (finance leases), the Commerzbank Group recognizes a claim on the lessee. The claim is shown at its net investment value at the inception of the agreement. Leasing payments received are divided into an interest portion, which appears as interest income, and a repayment portion. The income is recognized as interest income for the respective period.

The Group as lessee

The payments made under operating lease agreements are included under operating expenses. The costs are computed like a rental payment on a regular basis corresponding to the useful life of the leased object. Financing lease agreements where the Commerzbank Group is a lessee are of minor significance.

(18) Investment properties and assets and divestiture groups held for sale

Investment properties are defined as land and buildings held for the purpose of earning rental income or because they are expected to increase in value. Commerzbank Group essentially holds properties acquired as a result of the realization of collateral.

Investment properties are valued when recognized using acquisition or production cost, including directly attributable transaction costs, in accordance with IAS 40. The fair model value is used for the subsequent valuation of property held as a financial investment. Fair value is essentially determined based on annually updated valuations conducted by internal experts and on currently achievable market prices. Properties used for commercial purposes are usually valued based on capitalized earnings; individual apartment buildings are generally valued using tangible or comparative value. Gains and losses arising from changes in fair value are taken through the income statement for the period.

Non-current assets and divestiture groups that can be sold in their current condition and whose sale is probable must be classified as for sale. These assets must be valued at fair value less sale costs in cases where this is lower than book value.

In view of their minor significance for the Commerzbank Group, these two categories are shown under other assets and other liabilities.

(19) Liabilities to banks and customers and securitized liabilities

Financial liabilities are recognized at amortized cost. The derivatives embedded in liabilities have been separated from their host debt instrument, valued at fair value and shown under either assets held for trading purposes or liabilities from trading activities. As part of hedge accounting, hedged liabilities were adjusted for the fair value attributable to the hedged risk.

(20) Negative fair values attributable to derivative hedging instruments

Under this item, we show derivative hedging instruments with a negative fair value which do not serve trading purposes. The financial instruments are valued at fair value, with market prices used as a basis for measuring listed instruments; internal price models (net present-value or option-price models) are applied in the case of non-listed products. The net results on hedge accounting for instruments classified as fair value hedges appear in the income statement under trading profit. We show the effective portions of the gains or losses on cash flow hedges under valuation of cash flow hedges in equity.

(21) Liabilities from trading activities

Derivative financial instruments which have a negative fair value, and delivery obligations from short sales of securities, are shown as liabilities from trading activities. The instruments are valued at fair value.

(22) Provisions for pensions and similar commitments

For almost all employees of Commerzbank Aktiengesellschaft, of Eurohypo Aktiengesellschaft and employees of other domestic subsidiaries, the company pension scheme is based on various benefit systems. Some employees are given a pension benefit entitlement based on an indirect commitment (defined contribution plan). To finance the scheme, the Group pays a fixed amount for old-age provision to external providers (including Versicherungsverein des Bankgewerbes a.G. [BVV], Berlin, Versorgungskasse des Bankgewerbes e.V., Berlin) with employees also making contributions.

The size of future pension benefits is determined in this case by the amounts paid in and by the accrued income on the assets. IAS 19 accounting principles for defined contribution plans are applied to these indirect systems, i.e. the contributions to the external providers are shown as current expenses and hence, no provision is formed.

Other employees are given a pension benefit entitlement based on a direct benefit commitment, under which the size of the benefit is fixed, being determined by such factors as age, salary and length of service (defined-benefit plan).

For employees entitled to pension benefits who joined the bank before December 31, 2004 the direct pension claims are based on the rules found in the Commerzbank modular plan for pension benefits, known as CBA. The amount of the benefits under CBA is determined from an initial module for the period up to December 31, 2004, and from a benefit module – possibly augmented by a dynamic module – for each contributory year from 2005 onwards. Staff joining the Bank after January 1, 2005 have been given a commitment under the Commerzbank capital plan for company pension benefits, known as CKA. IAS 19 accounting principles for defined-benefit pension plans are applied to this benefit system.

The assets set aside to cover these direct benefit obligations have up to now been primarily accumulated internally. A small portion of these assets has already been transferred in the past to a legally independent trust, the Commerzbank Pension-Trust e.V. (CPT).

Effective June 30, 2006 the CBP Co-Fund, which had a value of €1.4bn, was transferred to CPT. The trust assets held by CPT qualified as plan assets within the meaning of IAS 19.7. Pursuant to IAS 19.54 the transferred assets are to be netted with pension provisions, which leads to a corresponding reduction in pension provisions within the Group.

The pension expenses for direct pension commitments, which have to appear in the income statement, consist of several components. First and foremost, the service cost has to be considered. In addition, there is the interest cost on the cash value of the obligation, as the time at which it must be met has moved one period closer. The anticipated net income from the plan assets reduce the pension expenses. The pension expenses continue to increase or decrease as a result of the amortization of posted actuarial gains or losses not affecting the income statement. A service cost must also be recognized retroactively if applicable.

The size of the provision in accordance with IAS 19.54 is therefore as follows:

Cash value of the defined-benefit obligation
for direct commitments (DBO)
less fair value of plan assets
less/plus unrecognized actuarial losses or gains
less a not yet recorded period of service to be offset
retrospectively, if applicable
= size of the pension provision

For defined-benefit plans the pension obligation is calculated annually by an independent actuary, using a projected-unit-credit method. This calculation is based partly on biometric assumptions but principally on the current market interest rate for top-quality, long-dated, fixed-income corporate bonds and on the rates of increase for salaries and pensions to be expected in the future.

According to IAS 19.92 et seq., any actuarial profits and losses that have not yet been amortized do not have to be recognized until the reporting period in which they exceed the corridor of 10% of the greater of DBO or the fair value of the plan assets at the beginning of the period. Only that part comprising the amount that falls outside of the corridor divided by the average expected remaining working lives of the employees covered by the plan has to be charged as an expense. The Bank's internal accounting methods allow us to recognize the actuarial profits and losses in our income statement earlier and more quickly.

The obligations similar to those for pensions include obligations under early-retirement schemes and under part-time work schemes for older staff, which have been computed with the aid of actuarial rules.

(23) Other provisions

We form other provisions on the scale deemed necessary for liabilities of uncertain amount towards third parties and for anticipated losses related to uncompleted transactions.

(24) Taxes on income

Current actual tax assets and liabilities were calculated by applying the currently valid tax rates at which a refund from, or a payment to, the relevant fiscal authorities is made.

Deferred tax assets and liabilities derive from differences between the value of an asset or liability as shown in the balance sheet and its assigned value in tax terms. In the future, these will probably either increase or reduce taxes on income (timing differences). They were valued at the specific income-tax rates which apply in the country where the company in question has its registered office and which can be expected to apply for the period in which they are realized. Deferred taxes, among other things on as yet unused losses carried forward, are only shown in the balance sheet if taxable profits are likely to occur at the same unit. Tax assets and liabilities may not be discounted. Deferred tax assets and liabilities are formed and carried such that – depending on the treatment of the underlying item – they are recognized either under taxes on income in the income statement or under the respective equity item with no effect on profit or loss.

Income-tax expenses or income are shown under taxes on income in the consolidated income statement and divided in the notes into current and deferred tax claims and liabilities in the financial year. Other taxes which are not dependent on earnings appear under other result. Current and deferred tax assets and tax liabilities appear as separate asset or liability items in the balance sheet.

(25) Subordinated and hybrid capital

Under subordinated and hybrid capital we show issues of profit-sharing certificates, securitized and non-securitized subordinated liabilities as well as hybrid capital instruments. After their initial recognition at cost, they are shown at amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity.

(26) Trust transactions at third-party risk

Trust business involving the management or placing of assets for the account of others is not shown in the balance sheet. Commissions received from such business are included under net commission income in the income statement.

(27) Treasury shares

Treasury shares held by Commerzbank Aktiengesellschaft in its portfolio on the balance-sheet date are deducted directly from equity. Gains and losses resulting from the Bank's own shares are set off against one another, with no effect on profit or loss.

(28) Staff remuneration plans

The Group has so far approved six long-term performance plans (LTPs 2001-2006) for its executives and selected other members of staff. The LTP 2001 expired without payment in the year under review. €11.7m was paid out for the LTP 2002 and €24.4m for the LTP 2003 in the year under review. The plans still outstanding provide remuneration geared to the performance of the share price and the index. Staff at Commerzbank Aktiengesellschaft, various subsidiaries in Germany and at selected operational units outside Germany are entitled to participate.

In order to participate in the LTPs those eligible have to invest in Commerzbank shares. The scale of this investment for staff below the level of Board of Managing Directors depends on function group (the possible amount ranges between 100 and 1,200 shares). At least one of the following conditions must be met for payments to be made under these plans:

The following applies for 50% of the staff member's own investment:

- Commerzbank shares must outperform the Dow Jones Euro Stoxx® banks index. For each one percentage point of outperformance a payment of €10 will be made, up to a maximum of €100 per share.

The following applies for 50% of the staff member's own investment:

- Commerzbank shares must rise in absolute terms. For a 25% rise in the share price a payment of €10 will be made; for each additional 3 percentage points of outperformance an additional €10 will be paid, up to a maximum of €100 per share.

Eligible participants receive a maximum of €100 per share paid out in cash. Payment of the LTP is dependent upon Commerzbank Aktiengesellschaft paying a dividend for the financial year.

The base price of the index for the performance comparison and the base price of the Commerzbank share is determined at the end of March of each issuing year.

- The base price for Commerzbank shares is the average of the daily Xetra closing prices in the 1st quarter of the issuing year, subsequently adjusted for corporate actions.
- The base price for the index is the average of the daily closing prices of the Dow Jones Euro Stoxx® banks index (price index) in the 1st quarter of the issuing year.

After three years, the base prices of the issuing year are compared with the data for the 1st quarter of the year under review to determined whether outperformance of at least one percentage point compared to the Dow Jones Euro Stoxx® banks index was achieved and/or the Commerzbank share price rose by at least 25% compared to the base price.

In the event that none of the exercise criteria have been met after three years have elapsed, the comparison is repeated at annual intervals. The data from the issuing year remain the basis for comparison. If none of the performance targets have been achieved after five years, the plan is terminated.

In addition, long-term, independent incentives known as LFI exist for the executive managers of Eurohypo, dating from the 2004 and 2005 financial years. No new incentives were launched for the 2006 financial year, instead the members of the Board of Managing Directors of Eurohypo were entitled to participate in the LTP of Commerzbank. Further to the LFI, employees had the right to subscribe to shares of Eurohypo if a certain targeted value for "return on equity after tax" is achieved. If the targeted value is exceeded or not achieved, the number of shares increases or decreases by 25% per percentage point of the outperformance or the underperformance. The calculation of shares eligible for suscription is based on the average Eurohypo share price in the financial year 2003. In 2006, the entitlements to shares of Eurohypo gained in 2004 and 2005 were converted on a one to one basis into entitlements to Commerzbank AG shares. The earliest date at which the 2004 LFI incentives will be transferred or paid out at is the Annual General Meeting at which a resolution will be passed on the appropriation of profit for the financial year 2007. For the 2005 LFI incentives the resolution on the appropriation of profit for the 2008 financial year is the determining factor. The long-term incentives will be paid out in shares or cash at Eurohypo's discretion.

Within the Jupiter International Group plc (JIG), there were three staff remuneration/stock-option plans as of December 31, 2006.

The "C Shares or Growth Shares Plan" gives those eligible – a group of senior staff – the right to subscribe to shares of Commerz Asset Management (UK) plc (CAM UK), which are also subject to an obligation to purchase on the part of Commerzbank Aktiengesellschaft. The value of the purchasable shares is based on the standardized change in value of the JIG Group. Those eligible do not receive a guaranteed payment, as the reference figure may change. Employees have the right to tender delivery of shares annually, within certain limits, but they can also dispose of their entire holding after four years. In addition, certain rights also exist in connection with a "change-of-control" clause. The reference base for this plan was altered in 2003, with the adjusted profit for 2000 being replaced by that for 2002. No more new awards have been granted under this plan since 2003. In the 2006 financial year Commerzbank Aktiengesellschaft purchased shares under this plan to an overall value of £25.7m. The programme expired in 2006.

At the same time, an ongoing option programme was launched in 2003 in favour of the employees of JIG, which entails cash compensation based on the performance of JIG and can be considered to be a virtual stock option plan. Internally, this plan is known as the "D Options Plan" and all those who had joined Jupiter before December 31, 2003, most of whom were already entitled under the "C Shares Plan", are entitled to participate. Under this plan, a payment falls due if the adjusted profit in the year prior to exercise of the option is higher than the level of the base year (the year the option was granted). By way of exception, the 2003 adjusted profit was established as the reference figure for the options granted in 2003. One third of the options may not be exercised until three years after they are granted and a further third after four years. All options have to be exercised no later than five years after they are granted otherwise they expire. In addition, certain rights also exist in connection with a "change-of-control" clause. In the 2006 financial year, Commerzbank Aktiengesellschaft purchased shares for the first time under the "D Options Plan" to an overall value of £3.3m.

Additional adjusted option rights were issued in 2004 and 2005 under the "E Options Plan". This plan is basically comparable to the "D Options Plan" and is open to key employees that joined the company after December 31, 2003. No rights from the "E Options Plan" were exercised in the 2006 financial year.

With the expiration of the C shares, new subscription rights to shares of the CAM UK were issued under the name "F shares". All key employees of JIG are eligible. Eligible staff will be allocated a pre-set number of F shares in 2006 to 2008. Because CAM UK is not listed on the stock exchange, the F shares can be sold to the majority investor (currently Commerzbank Aktiengesellschaft). One third of the F shares allocated in 2006 can each be sold in 2007, in 2009 and finally, in 2010 to the majority investor. The value of the F shares is based on the standardized profit performance of JIG.

In addition, it is possible at other subsidiaries (e.g. comdirect bank AG), including in Asset Management, for selected employees to participate through private equity models in the performance of the respective companies. Payment in such cases depends on the extent to which fixed performance targets are attained. These models include direct investment in shares of the respective companies. Frequently, these are offered at reduced prices and/or in combination with call or put options. In addition, warrants and share subscription rights are also issued. Bonuses are also granted which may either be used to subscribe to shares or paid in cash. The observance of blocking periods and agreements for later repurchase determine whether additional income is received.

The staff remuneration plans described here are treated according to the rules of IFRS 2 – Share-based Payment and to IAS 19 respectively. IFRS 2 distinguishes between share-based payments settled in the form of equity instruments and those settled in cash. For both forms, however, the granting of share-based payments has to be recognized at fair value in the annual financial statements. The majority of the staff remuneration plans described are classified and recognized as cash-settled payment transactions.

Share-based payments settled in the form of equity instruments

The fair value of share-based payments settled in the form of equity instruments has to be recognized as personnel expenses and reflected accordingly in equity (capital reserve). The fair value at the time the awards are granted – with the exception of the effect of non-market-based exercise conditions – has to be determined and recognized as expense on a straight-line basis over the time during which the employee acquires irrevocable claims to the awards. The amount recognized as expenses may only adjusted if the estimates made by the Bank regarding the number of equity instruments which will finally be issued change.

No expenses are recognized for those rights which cannot finally be exercised due to failure to achieve a condition of exercise (e.g. a performance target is not reached).

Share-based cash-settled payments

The portion of the fair value of share-based payments settled in cash that relates to services performed up to the date of measurement is recognized as personnel expenses, accompanied by its recognition as a provision. The fair value is calculated afresh for every reporting date up to and including the date of settlement. Every change in the fair value of the provision has to be reflected in profit or loss. On the date of settlement, therefore, the accumulated value of the fair value of the provision has to correspond to the amount paid to the eligible employees.

Valuation models

In order to calculate the fair values of the staff remuneration plans that exist within Commerzbank Group, we have engaged external actuaries. Either a Monte Carlo model or a binominal model is used for valuation purposes.

A Monte Carlo simulation of changes which boost future share prices is applied to measure the awards granted under LTPs. The model is based on the assumption that stock yields are normally distributed in statistical terms around a mean corresponding to a risk-free investment in an interest-bearing security.

An actuarial binominal model is used for determining the fair value of the options that exist as a result of staff remuneration plans at JIG, Caisse Centrale de Réescompte (CCR) and their subsidiaries. It takes into account the terms and conditions for granting such awards. The share price on each reporting date and the exercise price are calculated on the basis of the specific conditions and formulae contained in the plans, which are linked to the after-tax profit of the companies in question.

ACQUISITION OF THE MAJORITY INTEREST IN OTHER COMPANIES

Under an agreement on November 16, 2005, Commerzbank Inlandsbanken Holding AG, a subsidiary of our Group, concluded purchase agreements to acquire 66.2% of the shares of Eurohypo at a price of €4.56bn. The amortized cost of the shares already held on November 15, 2005, amounted to €1.8 bn. The purchase took place in two stages: 17.1% was taken over on December 15, 2005, while the remaining 49.1% was taken over on March 31, 2006. Taken together with the Group's previous interest of 31.8% in Eurohypo included, we held 98.04% of its shares as of December 31, 2006. As a result, the Eurohypo sub-group has been fully consolidated since March 31, 2006 with the results of the first three months being included in the Group income statement using the equity method. Details of the company can be found in the annual report of Eurohypo Group, published separately.

For the newly acquired shares of 66.2%, a difference in amount (€624m) exists between the purchase cost and the share of equity we hold; as far as possible, we have spread this amount over the assets recognized in the balance sheet and other individually identifiable assets such as customer relationships and brand name thereby revaluing them (€188m), and treated the remaining amount as goodwill (€436m).

A total of 57.7m shares were issued for financing purposes at a price of €23.50. After deducting the costs for the capital increase, the total value stands at €1,327m. Hybrid capital in the volume of €2,149m was issued.

The Eurohypo sub-group was included for the first time in the consolidated financial statements on March 31, 2006 using the following values (after adjustment due to change in the provision for possible loan losses):

Items	Consolidated assigned values €m	Eurohypo book values €m
Cash reserve	107	107
Claims on banks	27,765	27,614
Claims on customers	145,441	142,950
Provision for possible loan losses	−2,520	−2,520
Positive market values attributable to derivative hedge instruments	2,925	2,925
Assets held for trading purposes	3,399	3,399
Investments and securities portfolio	54,590	54,590
Intangible assets	328	156
Fixed assets	171	171
Tax assets	452	415
Other assets	189	190
Total assets	**232,847**	**229,997**
Liabilities to banks	49,071	48,838
Liabilities to customers	37,677	36,769
Securitized liabilities	123,894	122,506
Negative market values attributable to derivative hedge instruments	7,581	7,581
Liabilities from trading activities	3,029	3,029
Provisions	628	564
Income-tax liabilities	332	267
Other liabilities	158	158
Subordinated capital	3,303	3,175
Hybrid capital	921	900
Equity	6,253	6,210
Total liabilities	**232,847**	**229,997**
Off-balance-sheet liabilities	**10,349**	**10,318**

Overall, the Eurohypo sub-group contributed a total of €360m to the consolidated surplus in 2006. Assuming that the sub-group had been fully consolidated for all of 2006, the total contribution would have been €478m.

We also took over the Münchner Kapitalanlage Aktiengesellschaft, Munich, in the year under review. The purchase price was €11m and was paid in full in cash. The company has assets amounting to €15m and debts of €4m. In 2006, the contribution to the consolidated surplus amounted to €0.2m.

NOTES TO THE INCOME STATEMENT

(29) Net interest income

	2006 €m	2005[1] €m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	18,327	11,924	53.7
Dividends from securities	148	109	35.8
Current result on investments and subsidiaries	83	95	–12.6
Current result on investments in associated companies	90	177	–49.2
Current result from leasing and comparable assets	193	217	–11.1
Interest income	*18,841*	*12,522*	*50.5*
Interest paid on subordinated and hybrid capital	684	481	42.2
Interest paid on securitized liabilities	6,841	3,206	·
Interest paid on other liabilities	7,222	5,494	31.5
Current expenses from leasing and comparable assets	178	174	2.3
Interest expenses	*14,925*	*9,355*	*59.5*
Total	**3,916**	**3,167**	**23.7**

Interest margin: The average interest margin, based on the average risk-weighted assets in the on-balance-sheet business according to BIS, was 2.30% (previous year: 2.86%).

(30) Provision for possible loan losses

Provision for possible loan losses appears as follows in the consolidated income statement:

	2006 €m	2005[1] €m	Change in %
Allocation to provisions	–1,646	–1,346	22.3
Reversals of provisions	869	874	–0.6
Direct write-downs	–131	–95	37.9
Income received on written-down claims	30	46	–34.8
Total	**–878**	**–521**	**68.5**

Allocations in the 2006 financial year include one-off effects of €293m due to adjustment of the default criteria.

1) After adjustment due to change in the provision for possible loan losses.

(31) Net commission income

	2006 €m	2005 €m	Change in %
Securities transactions	945	901	4.9
Asset management	767	620	23.7
Payment transactions and foreign commercial business	431	422	2.1
Guarantees	165	153	7.8
Income from syndicated business	121	110	10.0
Other net commission income	432	209	·
Total	**2,861**	**2,415**	**18.5**

Net commission income includes €557m (previous year: €402m) of commissions paid. Other net commission income includes €191m of commissions received in connection with construction financings and real-estate business.

(32) Trading profit

Trading profit has been split into four components:

- Net result on trading in securities, promissory notes, precious metals and derivative instruments.
- Net result on the valuation of derivative financial instruments which do not form part of the trading book and do not qualify for hedge accounting.
- Net result on hedge accounting.
- Net result from applying the fair value option.

All financial instruments held for trading purposes are valued at their fair value. We use market prices to value listed products, while internal price models (primarily net-present-value and option-price models) are used in determining the current value of non-listed trading transactions. Apart from the realized and unrealized gains and losses attributable to trading activities, trading profit also includes the interest and dividend income related to such transactions and their funding costs.

	2006 €m	2005 €m	Change in %
Net result on trading	1,200	834	43.9
Net result on the valuation of derivative financial instruments	–93	–148	–37.2
Net result on hedge accounting*)	17	–22	·
Net result from applying the fair value option	53	21	·
Total	**1,177**	**685**	**71.8**

*) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit; an adjustment to the figure reported for the previous year was made accordingly.

The net result on trading is divided as follows among the departments that conduct proprietary trading:

	2006 € m	2005 € m	Change in %
Corporates & Markets			
Equity	555	413	34.4
Fixed Income	275	226	21.7
Foreign Exchange	165	105	57.1
Treasury	36	–34	·
Others	169	124	36.3
Total	**1,200**	**834**	**43.9**

The net result on hedge accounting reflects the gains and losses attributable to effective hedges in connection with hedge accounting.

It is broken down as follows:

	2006 € m	2005 € m	Change in %
Net result on derivatives used as hedging instruments	–146	–1,330	–89.0
Net result on hedged items	163	1,308	–87.5
Total	**17**	**–22**	·

(33) Net result on investments and securities portfolio (available for sale)

Under the net result on investments and securities portfolio, we show the disposal proceeds the gains and losses on available-for-sale securities, investments, investments in associated companies and holdings in subsidiaries which have not been consolidated.

	2006 € m	2005 € m	Change in %
Net result on available-for-sale securities	145	216	–32.9
Net result on disposals and valuation of investments, investments in associated companies and holdings in subsidiaries	625	431	45.0
Total	**770**	**647**	**19.0**

(34) Other result

The other result primarily comprises allocations to and reversals of provisions, as well as interim expenses and income attributable to hire-purchase agreements. Expenses and income arising from building and architects' fees occur in connection with the construction management of our sub-group CommerzLeasing und Immobilien AG. Other taxes are also included in this item.

	2006 € m	2005 € m	Change in %
Material other expenses	**221**	**146**	**51.4**
Expenses arising from building and architects' services	51	42	21.4
Allocations to provisions	86	69	24.6
Hire-purchase expenses and interim costs	84	35	.
Material other income	**198**	**198**	**0.0**
Reversals of provisions	93	108	–13.9
Hire-purchase proceeds and interim income	34	35	–2.9
Income from building and architects' services	56	47	19.1
Income from disposal of fixed assets	15	8	87.5
Balance of sundry other expenses/income	**9**	**–26**	.
Other result	**–14**	**26**	.

(35) Operating expenses

The Group's operating expenses consist of personnel and other expenses, and depreciation on office furniture and equipment, property, and on other intangible assets. The expenses break down as follows:

Personnel expenses:

	2006 € m	2005 € m	Change in %
Wages and salaries	2,543	2,108	20.6
Compulsory social-security contributions	341	305	11.8
Expenses for pensions and other employee benefits	244	254	–3.9
of which:			
Contributions to BVV and Versorgungskasse des Bankgewerbes	52	48	8.3
Company pension scheme	192	206	–6.8
Total	**3,128**	**2,667**	**17.3**

Other expenses:

	2006	2005	Change
	€ m	€ m	in %
Expenses for office space	511	480	6.5
IT expenses	396	394	0.5
Compulsory contributions, consulting, other operating and company-law expenses	354	274	29.2
Advertising, PR and promotional expenses, consulting	166	130	27.7
Workplace expenses	177	171	3.5
Sundry expenses	137	111	23.4
Total	**1,741**	**1,560**	**11.6**

The auditors' fee (excluding VAT) of €9.3m, recognized as expenses in Germany in the financial year, breaks down as follows:

	2006	2005	Change
	€1,000	€1,000	in %
Audit of financial statements	6,279	4,978	26.1
Provision of other certificates or assessments	2,366	1,338	76.8
Tax consulting services	425	507	–16.2
Other services	270	762	–64.6
Total	**9,340**	**7,585**	**23.1**

Depreciation of office furniture and equipment, property and other intangible assets:

	2006	2005	Change
	€ m	€ m	in %
Office furniture and equipment	201	219	–8.2
Property	37	148	–75.0
Other intangible assets	97	68	42.6
Total	**335**	**435**	**–23.0**

The depreciation on property last year included an unplanned decrease in value of €118m on land and buildings in Asia.

(36) Restructuring expenses

	2006 €m	2005 €m	Change in %
Expenses for restructuring measures introduced	253	37	·
Total	**253**	**37**	·

In 2006, a total of €253m in restructuring expenses was incurred primarily in connection with the integration of Eurohypo and process improvements in transaction banking and IT. The expenses primarily relate to staff reductions and other expenses for the closure of locations.

(37) Taxes on income

Income-tax expenses break down as follows:

	2006 €m	2005[1] €m	Change in %
Current taxes on income	300	264	13.6
Deferred taxes	287	163	76.1
Total	**587**	**427**	**37.5**

Deferred taxes on the assets side include tax expenses of €104m from the writing-back of capitalized advantages deriving from loss carry-forwards, which were used in the past financial year.

1) After adjustment due to change in the provision for possible loan losses.

The following reconciliation shows the connection between profit from ordinary activities and taxes on income in the past financial year:

	2006 € m	2005[1] € m
Net pre-tax profit according to IAS/IFRS	**2,375**	**1,720**
Group's income-tax rate (%)	39.9	39.9
Calculated income-tax payments in financial year	**948**	**686**
Effects due to differing tax rates affecting income during periods in question	–161	–27
Effects of taxes from previous years recognized in past financial year	7	8
Effects of non-deductible operating expenses and tax-exempt income	–563	–498
Deferred tax assets not recognized	166	210
Other effects	190	48
Taxes on income	**587**	**427**

The Group income-tax rate selected as a basis for the reconciliation is made up of the corporate income-tax rate of 25% applied in Germany, plus the solidarity surcharge of 5.5%, and an average rate of 18.4% for trade earnings tax. With the deductibility of trade earnings tax taken into consideration, the German income-tax rate is roughly 39.9%.

Income effects result from discrepancies between the tax rates valid for foreign units. Tax rates outside Germany ranged between 0% and 46%.

(38) Basic earnings per share

	31.12.2006	31.12.2005[1]	Change in %
Operating profit (€ m)	2,628	1,757	49.6
Consolidated surplus (€ m)	1,597	1,187	34.5
Average number of ordinary shares issued (units)	656,301,386	603,956,296	8.7
Operating profit per share (€)	4.00	2.91	37.5
Earnings per share (€)	2.43	1.97	23.4

The earnings per share, calculated in accordance with IAS 33, is based on consolidated surplus without the profit/loss for the year attributable to minority interests.

In the past financial year and on December 31, 2006, no conversion or option rights were outstanding. It was not necessary to calculate diluted earnings.

(39) Cost/income ratio

	2006	2005[1]	Change in %
Cost/income ratio before restructuring expenses	59.7	67.2	–11.2

The cost/income ratio represents the quotient formed by operating expenses and income before provisioning.

1) After adjustment due to change in the provision for possible loan losses.

(40) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IAS rules.

Due to the integration and full consolidation of Eurohypo, changes have been made to the organizational structure of the Commerzbank Group. As of June 30, 2006, we adapted our segment reporting, and also the year-ago figures, to the new structure.

Survey of the structure of the operating divisions valid in the past financial year:

Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Group Investments and Others
Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation

We report on seven segments:

- Private and Business Customers includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank and the retail banking of Eurohypo.
- Asset Management comprises primarily cominvest Asset Management, Jupiter International Group, Caisse Centrale de Réescompte, Commerzbank Europe (Ireland) and Commerz Grundbesitzgesellschaft.
- *Mittelstand* presents the results of corporate banking in Germany, the Central and Eastern European region and Asia, as well as the Financial Institutions department.
- Corporates & Markets comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as corporate finance. In addition, this segment is responsible for business involving multinational companies. It also looks after the regions of Western Europe, America and Africa.
- Commercial Real Estate presents the results of CommerzLeasing und Immobilien, CORECD and Eurohypo's commercial real-estate activities.
- Public Finance and Treasury consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.
- In the Others and Consolidation segment, the expenses and income appear for which the operational banking departments are not responsible. These also include those expenses and income items that are necessary in order to reconcile the control variables of internal accounting, shown in the segment reporting of the operational departments, with the corresponding external accounting data. This segment also covers equity holdings which are not assigned to the operational segments.

While foreign treasury activities have been assigned to the respective locations outside Germany, the revenue from German treasury activities (domestic liquidity management and equity structure management) is divided between the relevant segments.

The result generated by each segment is measured in terms of the operating profit and the pre-tax profit, as well as the figures for the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The return on equity is calculated from the ratio between the profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets assumed for segment reporting purposes is 6% from the second quarter onwards and 7% for the first quarter.

Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

Breakdown, by segment

2006 financial year	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	1,261	–20	1,255	347	696	393	–16	3,916
Provision for possible loan losses	–585	–	–128	11	–148	–28	–	–878
Net interest income after provisioning	676	–20	1,127	358	548	365	–16	3,038
Net commission income	1,160	735	676	132	214	–29	–27	2,861
Trading profit[1]	4	12	105	1,022	23	–42	53	1,177
Net result on investments and securities portfolio	–4	11	7	19	4	102	631	770
Other result	–15	–6	–5	43	28	2	–61	–14
Revenue	*1,821*	*732*	*1,910*	*1,574*	*817*	*398*	*580*	*7,832*
Operating expenses	1,879	593	1,093	957	375	117	190	5,204
Operating profit	**–58**	**139**	**817**	**617**	**442**	**281**	**390**	**2,628**
Restructuring expenses	113	22	–	3	13	6	96	253
Pre-tax profit	**–171**	**117**	**817**	**614**	**429**	**275**	**294**	**2,375**
Average equity tied up	**2,320**	**567**	**3,003**	**2,394**	**3,097**	**1,104**	**–282**	**12,203**
Operating return on equity (%)	**–2.5**	**24.5**	**27.2**	**25.8**	**14.3**	**25.5**	·	**21.5**
Cost/income ratio in operating business (%)	**78.1**	**81.0**	**53.6**	**61.2**	**38.9**	**27.5**	·	**59.7**
Return on equity of pre-tax profit (%)	**–7.4**	**20.6**	**27.2**	**25.6**	**13.9**	**24.9**	·	**19.5**
Staff (average no.)	10,777	1,873	9,402	1,728	1,427	298	9,025	34,530

1) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit.

Breakdown, by segment

2005 financial year[1]	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	1,137	–10	1,195	363	173	399	–90	3,167
Provision for possible loan losses	–268	–	–158	68	–130	–33	–	–521
Net interest income after provisioning	869	–10	1,037	431	43	366	–90	2,646
Net commission income	1,065	575	593	118	79	–13	–2	2,415
Trading profit	3	9	90	765	–1	–200	19	685
Net result on investments and securities portfolio	–	16	9	–4	–	164	462	647
Other result	14	–4	–5	6	6	–3	12	26
Revenue	*1,951*	*586*	*1,724*	*1,316*	*127*	*314*	*401*	*6,419*
Operating expenses	1,720	466	1,054	943	87	52	340	4,662
Operating profit	**231**	**120**	**670**	**373**	**40**	**262**	**61**	**1,757**
Restructuring expenses	–	–	22	15	–	–	–	37
Pre-tax profit	**231**	**120**	**648**	**358**	**40**	**262**	**61**	**1,720**
Average equity tied up	**1,915**	**537**	**3,118**	**2,749**	**467**	**936**	**488**	**10,210**
Operating return on equity (%)	**12.1**	**22.3**	**21.5**	**13.6**	**8.6**	**28.0**	·	**17.2**
Cost/income ratio in operating business (%)	**77.5**	**79.5**	**56.0**	**75.6**	**33.9**	**15.0**	·	**67.2**
Return on equity of pre-tax profit (%)	**12.1**	**22.3**	**20.8**	**13.0**	**8.6**	**28.0**	·	**16.8**
Staff (average no.)	10,461	1,705	8,427	1,739	609	251	8,350	31,542

1) Year-ago figures after adjustment due to change in the provision for possible loan losses and change in the segment structure.

Quarterly results, by segment

1st quarter 2006[1]	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consoli-dation	Total
€m	Private and Business Customers	Asset Manage-ment	*Mittel-stand*	Corpo-rates & Markets	Com-mercial Real Estate	Public Finance and Treasury		
Net interest income	285	–4	311	93	51	94	1	831
Provision for possible loan losses	–56	–	–80	–11	–4	–8	–	–159
Net interest income after provisioning	229	–4	231	82	47	86	1	672
Net commission income	346	168	160	32	18	–4	–2	718
Trading profit[2]	1	3	27	305	–	–6	6	336
Net result on investments and securities portfolio	–	3	5	15	–	–11	433	445
Other result	–12	–	–1	8	4	–	–20	–21
Revenue	*564*	*170*	*422*	*442*	*69*	*65*	*418*	*2,150*
Operating expenses	452	128	269	252	24	13	52	1,190
Operating profit	**112**	**42**	**153**	**190**	**45**	**52**	**366**	**960**
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**112**	**42**	**153**	**190**	**45**	**52**	**366**	**960**

2nd quarter 2006[1]	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consoli-dation	Total
€m	Private and Business Customers	Asset Manage-ment	*Mittel-stand*	Corpo-rates & Markets	Com-mercial Real Estate	Public Finance and Treasury		
Net interest income	323	–6	282	68	216	144	33	1,060
Provision for possible loan losses	–72	–	–81	–9	–55	–8	–	–225
Net interest income after provisioning	251	–6	201	59	161	136	33	835
Net commission income	280	174	164	20	45	–13	–11	659
Trading profit[2]	1	4	27	305	4	–7	21	355
Net result on investments and securities portfolio	–2	3	–	5	4	37	137	184
Other result	–5	–1	–	21	18	1	–40	–6
Revenue	*525*	*174*	*392*	*410*	*232*	*154*	*140*	*2,027*
Operating expenses	471	147	262	251	120	30	46	1,327
Operating profit	**54**	**27**	**130**	**159**	**112**	**124**	**94**	**700**
Restructuring expenses	96	–	–	3	13	6	96	214
Pre-tax profit	**–42**	**27**	**130**	**156**	**99**	**118**	**–2**	**486**

1) After adjustment due to change in the provision for possible loan losses.
2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit.

Quarterly results, by segment

3rd quarter 2006[1]	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	331	–6	323	95	203	127	–23	1,050
Provision for possible loan losses	–381	–	–13	27	–41	–7	–	–415
Net interest income after provisioning	–50	–6	310	122	162	120	–23	635
Net commission income	272	177	164	35	66	–3	–3	703
Trading profit[1]	1	3	23	203	8	–53	–2	183
Net result on investments and securities portfolio	–1	–	–	–	2	26	64	91
Other result	1	–3	–3	20	8	–2	–4	17
Revenue	*223*	*171*	*494*	*380*	*246*	*83*	*32*	*1,629*
Operating expenses	474	139	274	222	108	31	44	1,292
Operating profit	**–251**	**32**	**220**	**158**	**138**	**52**	**–12**	**337**
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**–251**	**32**	**220**	**158**	**138**	**52**	**–12**	**337**

4th quarter 2006	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	322	–4	339	91	226	28	–27	975
Provision for possible loan losses	–76	–	46	4	–48	–5	–	–79
Net interest income after provisioning	246	–4	385	95	178	23	–27	896
Net commission income	262	216	188	45	85	–4	–11	781
Trading profit[1]	1	2	28	209	11	24	28	303
Net result on investments and securities portfolio	–1	5	2	–1	–2	50	–3	50
Other result	1	–2	–1	–6	–2	3	3	–4
Revenue	*509*	*217*	*602*	*342*	*270*	*96*	*–10*	*2,026*
Operating expenses	482	179	288	232	123	43	48	1,395
Operating profit	**27**	**38**	**314**	**110**	**147**	**53**	**–58**	**631**
Restructuring expenses	17	22	–	–	–	–	–	39
Pre-tax profit	**10**	**16**	**314**	**110**	**147**	**53**	**–58**	**592**

1) After adjustment due to change in the provision for possible loan losses.
2) Starting with the 2006 financial year, the net result on hedge accounting is shown as part of the trading profit.

Results, by geographical market

Assignment to the respective segments on the basis of the location of the branch or consolidated company produces the following breakdown:

2006 financial year € m	Europe including Germany	America	Asia	Other countries	**Total**
Net interest income	3,648	218	42	8	3,916
Provision for possible loan losses	–889	–	11	–	–878
Net interest income after provisioning	2,759	218	53	8	3,038
Net commission income	2,728	106	25	2	2,861
Trading profit	1,093	71	8	5	1,177
Net result on investments and securities portfolio (available for sale)	764	4	2	–	770
Other result	–82	66	2	–	–14
Revenue	*7,262*	*465*	*90*	*15*	*7,832*
Operating expenses	4,960	184	53	7	5,204
Operating profit	**2,302**	**281**	**37**	**8**	**2,628**
Risk-weighted assets according to BIS*)	**213,929**	**10,593**	**2,542**	**542**	**227,606**

*) excluding market risk

In the previous year, we achieved the following results in the geographical markets:

2005 financial year[1)] € m	Europe including Germany	America	Asia	Other countries	**Total**
Net interest income	2,937	175	46	9	3,167
Provision for possible loan losses	–601	46	36	–2	–521
Net interest income after provisioning	2,336	221	82	7	2,646
Net commission income	2,339	52	21	3	2,415
Trading profit	670	9	3	3	685
Net result on investments and securities portfolio (available for sale)	651	–4	–	–	647
Other result	15	8	3	–	26
Revenue	*6,011*	*286*	*109*	*13*	*6,419*
Operating expenses	4,360	122	55	125	4,662
Operating profit	**1,651**	**164**	**54**	**–112**	**1,757**
Risk-weighted assets according to BIS*)	**129,795**	**12,016**	**3,523**	**711**	**146,045**

*) excluding market risk

1) After adjustment due to change in the provision for possible loan losses.

NOTES TO THE BALANCE SHEET

(41) Cash reserve

We include the following items in the cash reserve:

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Cash on hand	754	597	26.3
Balances with central banks	4,375	4,868	−10.1
Debt issued by public-sector borrowers and bills of exchange rediscountable at central banks	838	3,163	−73.5
Total	**5,967**	**8,628**	**−30.8**

The balances with central banks include claims on the Bundesbank totalling €3,219m (previous year: €4,120m). The minimum reserve requirement to be met at end-December 2006 amounted to €2,355m (previous year: €1,899m).

(42) Claims on banks

	total			due on demand		other claims	
	31.12.2006	31.12.2005	Change	31.12.2006	31.12.2005	31.12.2006	31.12.2005
	€ m	€ m	in %	€ m	€ m	€ m	€ m
German banks	41,650	39,123	6.5	7,082	5,211	34,568	33,912
Foreign banks	33,621	47,080	−28.6	9,104	11,602	24,517	35,478
Total	**75,271**	**86,203**	**−12.7**	**16,186**	**16,813**	**59,085**	**69,390**

The claims on banks include €21,513m (previous year: €11,432m) of loans to municipalities extended by the mortgage banks.

(43) Claims on customers

The claims on customers break down as follows:

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Claims on domestic customers	205,929	112,607	82.9
Claims on foreign customers	88,542	41,067	·
Total	**294,471**	**153,674**	**91.6**

Loans collateralized by real estate (loans with an LTV of up to 60%) and mortgage loans in an amount of €119,547m (previous year: €28,278m) as well as public sector loans of the mortgage banks in an amount of €69,495m (previous year: €27,075m) are included in claims on customers.

(44) Claims on and liabilities to subsidiaries and equity investments

The claims on and liabilities to unconsolidated subsidiaries, associated companies and companies in which an equity investment exists are as follows:

	31.12.2006 € m	31.12.2005 € m	Change in %
Claims on banks	**296**	**8,848**	**–96.7**
Subsidiaries	–	–	·
Associated companies and companies in which an equity investment exists	296	8,848	–96.7
Claims on customers	**324**	**154**	**·**
Subsidiaries	219	97	·
Associated companies and companies in which an equity investment exists	105	57	84.2
Assets held for trading purposes	**55**	**505**	**–89.1**
Subsidiaries	–	–	·
Associated companies and companies in which an equity investment exists	55	505	–89.1
Investments and securities portfolio (available for sale)	**225**	**1,217**	**–81.5**
Subsidiaries	–	–	·
Associated companies and companies in which an equity investment exists	225	1,217	–81.5
Total	**900**	**10,724**	**–91.6**
Liabilities to banks	**154**	**1,042**	**–85.2**
Subsidiaries	–	–	·
Associated companies and companies in which an equity investment exists	154	1,042	–85.2
Liabilities to customers	**88**	**66**	**33.3**
Subsidiaries	43	39	10.3
Associated companies and companies in which an equity investment exists	45	27	66.7
Total	**242**	**1,108**	**–78.2**

(45) Total lending

	31.12.2006 € m	31.12.2005 € m	Change in %
Loans to banks	29,808	18,940	57.4
Loans to customers	286,664	145,700	96.7
Total	**316,472**	**164,640**	**92.2**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans. Acceptance credits are also included in loans to customers.

(46) Provision for possible loan losses

Provision for possible loan losses is made in accordance with rules that apply Group-wide and covers all discernible creditworthiness risks. On the basis of past experience, we have formed portfolio valuation allowances for the latent credit risk.

	Specific valuation allowances[1]		Portfolio valuation allowances[1]		Total		
	2006	**2005**	**2006**	**2005[2]**	**2006**	**2005[2]**	Change
	€ m	€ m	€ m	€ m	€ m	€ m	in %
As of 1.1.	**5,119**	**5,352**	**531**	**535**	**5,650**	**5,887**	**–4.0**
Allocations	1,567	1,263	79	83	1,646	1,346	22.3
Deductions	1,860	1,529	54	90	1,914	1,619	18.2
of which: utilized	1,040	745	5	–	1,045	745	40.3
of which: reversals	820	784	49	90	869	874	–0.6
Changes in consolidated companies	2,264	3	296	1	2,560	4	·
Exchange-rate changes/ transfers	–24	30	–	2	–24	32	·
Provision for possible loan losses as of 31.12.	**7,066**	**5,119**	**852**	**531**	**7,918**	**5,650**	**40.1**

With direct write-downs and income received on previously written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to a provision of €878m (previous year[2]: €521m).

Provision for possible risks was formed for:

	31.12.2006	**31.12.2005[2]**	Change
	€ m	€ m	in %
Claims on banks	15	20	–25.0
Claims on customers	7,356	5,161	42.5
Provision to cover balance-sheet items	**7,371**	**5,181**	**42.3**
Guarantees, endorsement liabilities, credit commitments	547	469	16.6
Total	**7,918**	**5,650**	**40.1**

1) Including provisions.
2) After adjustment due to change in the provision for possible loan losses.

The provision for credit risk by customer group breaks down as follows:

€ m	Specific valuation allowances and provisions for lending business	Loan losses[1] in 2006	Net allocation[2] to valuation allowances and provisions in lending business
German customers	**6,537**	**1,120**	**724**
Companies and self-employed	5,396	814	433
Manufacturing	688	133	75
Construction	380	29	28
Distributive trades	418	83	39
Services, incl. professions, and others	3,910	569	291
Other retail customers	1,141	306	291
Foreign customers	**529**	**51**	**23**
Banks	5	–	–11
Corporate and retail customers	524	51	34
Total	**7,066**	**1,171**	**747**

1) Direct write-downs, utilized specific valuation allowances and provisions in lending business.

2) Allocation less reversals.

Data on provision for credit risk:

in %	2006	2005[6]
Allocation ratio[3]	0.31	0.32
Write-off ratio[4]	0.41	0.48
Cover ratio[5]	2.82	3.30

3) Net provisioning (new provisions less reversals of valuation allowances and provision for commercial loans, plus the balance of direct write-downs and income received on previously written-down claims) as a percentage of the average total lending.

4) Defaults (utilized valuation allowances and provision for commercial loans, plus the balance of direct write-downs and income received on previously written-down claims) as a percentage of the average total lending.

5) Existing provisions (level of valuation allowances and provisions for credit risk in commercial lending) as a percentage of the average total lending.

6) After adjustment due to change in the provision for possible loan losses.

(47) Positive fair values attributable to derivative hedging instruments

Derivative instruments used for hedging purposes and for hedge accounting and also showing a positive fair value appear under this item in the balance sheet.

These instruments are valued at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used as hedging instruments.

	31.12.2006 € m	31.12.2005 € m	Change in %
Positive fair values from allocated effective fair value hedges	4,603	3,011	52.9
Positive fair values from allocated effective cash flow hedges	2,376	1,723	37.9
Total	**6,979**	**4,734**	**47.4**

(48) Assets held for trading purposes

The Group's trading activities include trading in bonds, notes and other interest-rate related securities, shares and other equity related securities, promissory notes, foreign exchange, precious metals and derivative financial instruments. All the items in the trading portfolio are shown at their fair value.

The positive fair values also include financial instruments which cannot be used as hedging instruments in hedge accounting.

	31.12.2006 € m	31.12.2005 € m	Change in %
Bonds, notes and other interest-rate related securities	25,351	23,367	8.5
Money-market instruments	1,121	1,332	–15.8
issued by public-sector borrowers	88	341	–74.2
issued by other borrowers	1,033	991	4.2
Bonds and notes	22,430	20,748	8.1
issued by public-sector borrowers	6,747	6,498	3.8
issued by other borrowers	15,683	14,250	10.1
Promissory notes	1,800	1,287	39.9
Shares and other equity related securities	7,787	8,417	–7.5
Positive fair values attributable to derivative financial instruments	52,389	68,537	–23.6
Currency-related transactions	3,638	4,136	–12.0
Interest-related transactions	42,051	58,370	–28.0
Other transactions	6,700	6,031	11.1
Total	**85,527**	**100,321**	**–14.7**

€27,378m (previous year: €26,685m) of the bonds, notes and other interest-rate related securities and also shares and other equity related securities were listed securities.

(49) Investments and securities portfolio (available for sale)

The investments and securities portfolio represents financial instruments not assigned to any other category. It includes all bonds, notes and other interest-rate related securities, shares and other equity related securities not held for trading purposes, investments, holdings in associated companies valued at equity and holdings in subsidiaries not included in the consolidation.

	31.12.2006 € m	31.12.2005[1)] € m	Change in %
Bonds, notes and other interest-rate related securities	130,603	77,539	68.4
Money-market instruments	1,883	1,926	–2.2
issued by public-sector borrowers	941	13	·
issued by other borrowers	942	1,913	–50.8
Bonds and notes	128,720	75,613	70.2
issued by public-sector borrowers	73,355	36,302	·
issued by other borrowers	55,365	39,311	40.8
Shares and other equity related securities	2,407	2,402	0.2
Investments	1,850	2,537	–27.1
of which: in banks	361	1,181	–69.4
Investments in associated companies	298	3,610	–91.7
of which: in banks	236	3,547	–93.3
Holdings in subsidiaries	133	120	10.8
of which: in banks	–	–	·
Total	**135,291**	**86,208**	**56.9**
of which: valued at amortized cost	373	709	–47.4

Fair values of listed financial investments:

	31.12.2006 € m	31.12.2005 € m
Bonds, notes and other interest-rate related securities	117,229	68,544
Shares and other equity related securities	1,577	1,057
Investments	1,610	1,946
Total	**120,416**	**71,547**

1) After adjustment due to change in the provision for possible loan losses.

(50) Intangible assets

	31.12.2006 €m	31.12.2005 €m	Change in %
Goodwill	1,287	758	69.8
Other intangible assets	393	215	82.8
Total	**1,680**	**973**	**72.7**

Goodwill arising from companies shown at equity is contained in investments in associated companies (€3m).

Of the other intangible assets, capitalized software accounted for €224m (previous year: €208m), acquired customer relationships for €74m and the Eurohypo brand name for €95m.

A preliminary valuation of customer relations and brand names was undertaken on the occasion of the acquisition of the majority of Eurohypo's shares. On the balance-sheet date, the final valuation was carried out in relation to the date of purchase as at March 31, 2006. The valuation has been confirmed by an external expert.

(51) Fixed assets

	31.12.2006 €m	31.12.2005 €m	Change in %
Land and buildings	836	663	26.1
Office furniture and equipment	552	628	–12.1
Leased equipment*)	–	234	.
Total	**1,388**	**1,525**	**–9.0**

*) included in other assets starting in 2006

(52) Changes in book value of fixed assets and investments

The following changes were registered for intangible and fixed assets, and also for investments, investments in associated companies and subsidiaries in the past financial year:

	Intangible assets		Fixed assets	
€ m	Goodwill	Other intangible assets	Land and buildings	Office furniture and equipment
Book value as of 1.1.2006	**758**	**215**	**663**	**628**
Cost of acquisition/production as of 1.1.2006	1,689	668	994	2,944
Additions in 2006	491	95	23	100
Disposals in 2006	–	53	58	135
Transfers/changes in consolidated companies	–83	401	277	67
Cost of acquisition/production as of 31.12.2006	2,097	1,111	1,236	2,976
Write-ups in 2006	–	–	–	–
Cumulative write-downs as of 1.1.2006	931	453	331	2,316
Changes in exchange rates	–	–	3	1
Additions in 2006	20	97	37	201
Disposals in 2006	–	35	9	130
Transfers/changes in consolidated companies	–141	203	38	36
Cumulative write-downs as of 31.12.2006	810	718	400	2,424
Book value as of 31.12.2006	**1,287**	**393**	**836**	**552**

€ m	Investments	Investments in associated companies[1]	Shares in subsidiaries
Cost of acquisition[2] as of 1.1.2006	2,252	3,670	199
Additions in 2006	244	–	13
Disposals in 2006	1,143	3	8
Transfers/changes in consolidated companies	–4	–3,520	21
Cost of acquisition as of 31.12.2006	1,349	147	225
Write-ups in 2006	–	–	–
Cumulative write-downs as of 1.1.2006	699	612	79
Additions in 2006	6	–	7
Disposals in 2006	344	3	–
Transfers/changes in consolidated companies/changes in exchange rates	1	–605	7
Cumulative write-downs as of 31.12.2006	362	4	93
Cumulative changes from the fair value or at equity valuation	863	155	1
Fair value as of 1.1.2006	**2,537**	**3,610**	**120**
Fair value as of 31.12.2006	**1,850**	**298**	**133**

1) After adjustment due to change in the provision for possible loan losses.
2) Adjustment of the year-ago figures due to a change in presentation method.

(53) Tax assets

	31.12.2006 €m	31.12.2005[1] €m	Change in %
Current tax assets	**872**	**400**	**·**
Germany	796	350	·
Abroad	76	50	52.0
Deferred tax claims	**5,046**	**5,203**	**–3.0**
Deferred taxes carried as assets	5,046	5,203	–3.0
Total	**5,918**	**5,603**	**5.6**

Deferred taxes represent the potential income-tax relief arising from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IAS/IFRS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies. Altogether, the deferred tax claims and liabilities directly set off against equity as of December 31, 2006 were €222m.

For loss carry-forwards in an amount of €3,316m (corporation tax) and €3,071m (trade earnings tax) no deferred tax position was created due to the limited planning horizon. For the most part, there are no time limits on the use of the existing tax loss carry-forwards.

Deferred taxes carried as assets were formed in connection with the following balance-sheet items:

	31.12.2006 €m	31.12.2005[1] €m	Change in %
Fair values of derivative hedging instruments	1,720	2,325	–26.0
Assets held for trading purposes and liabilities from trading activities	1,213	1,654	–26.7
Claims on banks and customers	572	221	·
Investments and securities portfolio	522	29	·
Provisions	371	262	41.6
Liabilities to banks and customers	29	133	–78.2
Sundry balance-sheet items	277	241	14.9
Tax loss carry-forwards	342	338	1.2
Total	**5,046**	**5,203**	**–3.0**

(54) Other assets

Other assets mainly comprise the following items:

	31.12.2006 €m	31.12.2005 €m	Change in %
Collection items	758	182	·
Precious metals	1,013	982	3.2
Leased equipment	259	–	·
Assets held for sale	160	228	–29.8
Assets held as financial investments	289	–	·
Sundry assets, including deferred items	739	813	–9.1
Total	**3,218**	**2,205**	**45.9**

1) After adjustment due to change in the provision for possible loan losses.

Changes in the leased equipment and in assets held for sale and as a financial investment break down as follows:

€ m	Leased equipment	Assets held for sale	Assets held as financial investments
Cost of acquisition/production as of 1.1.2006	**331**	**256**	**–**
Additions in 2006	90	–	18
Disposals in 2006	92	64	23
Transfers/changes in consolidated companies	–3	90	310
Cost of acquisition/production as of 31.12.2006	**326**	**282**	**305**
Cumulative write-downs as of 1.1.2006	**97**	**28**	**–**
Additions in 2006	47	–	10
Disposals in 2006	76	–	–
Transfers/changes in consolidated companies/changes in exchange rates	–1	94	6
Cumulative write-downs as of 31.12.2006	**67**	**122**	**16**
Cumulative changes from the fair value valuation	–	–	–
Fair value as of 1.1.2006	**234**	**228**	**–**
Fair value as of 31.12.2006	**259**	**160**	**289**

(55) Liabilities to banks

	total		
	31.12.2006 € m	**31.12.2005** € m	Change in %
German banks	62,993	58,517	7.6
Foreign banks	62,832	71,383	–12.0
Total	**125,825**	**129,900**	**–3.1**

of which:	due on demand		other liabilities	
	31.12.2006 € m	**31.12.2005** € m	**31.12.2006** € m	**31.12.2005** € m
German banks	4,331	5,358	58,662	53,159
Foreign banks	9,864	9,833	52,968	61,550
Total	**14,195**	**15,191**	**111,630**	**114,709**

(56) Liabilities to customers

Liabilities to customers consist of savings deposits, demand deposits and time deposits, including savings certificates.

	total		
	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
German customers	**112,513**	**73,258**	**53.6**
Corporate customers	78,978	42,735	84.8
Retail customers and others	29,861	27,834	7.3
Public sector	3,674	2,689	36.6
Foreign customers	**28,701**	**29,588**	**–3.0**
Corporate and retail customers	27,056	28,057	–3.6
Public sector	1,645	1,531	7.4
Total	**141,214**	**102,846**	**37.3**

	Savings deposits		Other liabilities			
			due on demand		with agreed lifetime or period of notice	
€ m	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
German customers	**9,756**	**11,238**	**35,636**	**30,217**	**67,121**	**31,803**
Corporate customers	50	62	22,554	19,145	56,374	23,528
Retail customers and others	9,691	11,141	12,354	10,620	7,816	6,073
Public sector	15	35	728	452	2,931	2,202
Foreign customers	**1,177**	**1,194**	**13,509**	**10,972**	**14,015**	**17,422**
Corporate and retail customers	1,176	1,193	13,170	10,585	12,710	16,279
Public sector	1	1	339	387	1,305	1,143
Total	**10,933**	**12,432**	**49,145**	**41,189**	**81,136**	**49,225**

Savings deposits break down as follows:

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Savings deposits with agreed period of notice of three months	10,181	11,549	–11.8
Savings deposits with agreed period of notice of more than three months	752	883	–14.8
Total	**10,933**	**12,432**	**–12.1**

(57) Securitized liabilities

Securitized liabilities consist of bonds and notes, including mortgage and public-sector *Pfandbriefe*, money-market instruments (e.g. certificates of deposit, Euro-notes, commercial paper), index certificates, own acceptances and promissory notes outstanding.

	total		of which: issued by mortgage banks	
	31.12.2006	**31.12.2005**	**31.12.2006**	**31.12.2005**
	€ m	€ m	€ m	€ m
Bonds and notes issued	209,778	85,235	178,729	65,162
Money-market instruments issued	18,966	11,608	8,739	3,685
Own acceptances and promissory notes outstanding	9	77	–	–
Total	**228,753**	**96,920**	**187,468**	**68,847**

The nominal interest paid on money-market paper ranges from 0.10% to 29.00% (previous year: 2.00% to 26.07%); for bonds and notes, from 0.10% to 15.85% (previous year: 0.0619% to 17.00%). The original maturity periods for money-market paper are up to one year. €120bn (previous year: €55bn) of the bonds and notes have an original lifetime of more than four years. Mortgage *Pfandbriefe* in an amount of €33,251m and public-sector *Pfandbriefe* in an amount of €124,913m are included in securitized liabilities.

The following table presents the most important bonds and notes issued in the 2006 financial year:

Equivalent in € m	Currency	Issuer	Interest rate %	Maturity date
3,000	EUR	Eurohypo AG	3.000	2012
2,500	EUR	Hypothekenbank in Essen AG	3.000	2009
2,000	EUR	Eurohypo AG	3.750	2011
1,850	EUR	Hypothekenbank in Essen AG	3.500	2007
1,500	EUR	Hypothekenbank in Essen AG	3.625	2010
1,250	EUR	Hypothekenbank in Essen AG	2.750	2007
1,250	EUR	Hypothekenbank in Essen AG	3.461	2008
1,200	EUR	Hypothekenbank in Essen AG	3.750	2012
1,000	EUR	Hypothekenbank in Essen AG	3.625	2007
1,000	EUR	Hypothekenbank in Essen AG	3.875	2013
1,000	EUR	Hypothekenbank in Essen AG	3.875	2016

(58) Negative fair values attributable to derivative hedging instruments

Derivative instruments not serving trading purposes but used for effective hedging and showing a negative fair value appear under this item in the balance sheet.

These financial instruments are valued at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used as hedging instruments.

	31.12.2006 €m	31.12.2005 €m	Change in %
Negative fair values from allocated effective fair value hedges	10,475	5,447	92.3
Negative fair values from allocated effective cash flow hedges	3,644	4,392	−17.0
Total	**14,119**	**9,839**	**43.5**

(59) Liabilities from trading activities

Liabilities from trading activities shows the negative fair values of derivative financial instruments not employed as hedging instruments in connection with hedge accounting. Delivery commitments arising from short sales of securities are also included under liabilities from trading activities.

	31.12.2006 €m	31.12.2005 €m	Change in %
Currency-related transactions	3,921	4,070	−3.7
Interest-rate-related transactions	43,515	60,767	−28.4
Delivery commitments arising from short sales of securities	3,937	3,299	19.3
Sundry transactions	7,875	6,863	14.7
Total	**59,248**	**74,999**	**−21.0**

(60) Provisions

Provisions break down as follows:

	31.12.2006 €m	31.12.2005[1] €m	Change in %
Provisions for pensions and similar commitments	612	1,587	−61.4
Other provisions	2,734	2,098	30.3
Total	**3,346**	**3,685**	**−9.2**

Pension obligations are calculated out annually by independent actuaries, applying the projected unit credit method.

The projected unit credit for pension commitments (DBO) as of December 31, 2006, was €2,513m (previous year: €2,078m). The difference between this figure and the pension provisions is the result of changes to the actuarial parameters and the bases of calculation amounting to €250m (previous year: €351m), a change in the up to now unrealized retroactive service cost in the amount of €1m (previous year: €0m) – in total €251m (actuarial loss) – and changes in the fair value of plan assets of €1,650m (previous year: €140m).

1) After adjustment due to change in the provision for possible loan losses.

The pension obligations changed as follows:

	2006 € m	2005 € m
Pension obligations as of January 1	**2,078**	**1,797**
Allocation to provisions for pensions	206	190
Service cost	45	32
Interest cost	98	84
Cost of early retirement and part-time scheme for older staff	23	29
Amortization of actuarial losses	40	45
Pension benefits	–141	–115
Change to the actuarial gains/losses	–100	196
Difference between expected and current income from plan assets	49	–3
Other changes, amongst others due to changes in the list of consolidated companies	421	13
Pension obligations as of December 31	**2,513**	**2,078**

Pension costs in the year under review amount to €192m (previous year: €206m), of which €168m relates to the allocation to provisions for pensions (previous year: €185m). The income statement was also credited with the expected income from plan assets of €38m (previous year: €5m).

The size of the provision for defined-benefit commitments is calculated in accordance with actuarial methods. The following assumptions are made:

	31.12.2006 in %	31.12.2005 in %
Calculatory interest rate	4.50	4.25
Change in salaries	2.50	2.50
Adjustment to pensions	1.60	1.40
Expected returns from plan assets	3.25-4.50	3.25

The changes in the assets held in trust at Commerzbank Pension Trust e.V., which count as plan assets pursuant to IAS 19.7, were as follows:

	2006 € m	2005 € m
Fair value as of January 1	**140**	**147**
Allocation/withdrawal*)	1,423	–9
Expected income from plan assets	38	5
Actuarial gains/losses	49	–3
Benefits paid	–	–
Fair value as of Dezember 31	**1,650**	**140**

*) For the allocation to assets in the financial year 2006, refer to note 22.

The breakdown of the outsourced plan assets to cover pension commitments as of the respective balance sheet dates was as follows:

	2006 in %	2005 in %
Equities	18.8	–
Fixed-income securities	63.0	98.2
Investment funds	15.9	–
Other	2.3	1.8

The pension provisions changed as follows in the past financial year:

€ m	as of 1.1.2006	Pension payments	Additions	Change in plan assets[1]	Transfers/ changes in consolidated companies	as of 31.12.2006
Pension entitlements of active and former employees and pensioners	1,559	97	205	1,460	335	542
Early retirement	15	22	–20	–	82	55
Part-time scheme for older staff	13	22	21	1	4	15
Total	**1,587**	**141**	**206**	**1,461**	**421**	**612**

For the most part, provisions for pensions and similar commitments represent provisions for obligations to pay company retirement pensions on the basis of direct commitments of benefits. The type and scale of the retirement pensions for employees entitled to benefits are determined by the terms of the pension arrangement applied (including pension guidelines, pension scheme, contribution-based pension plan, individual pension commitments), which mainly depends upon when the employee joined the Bank. On this basis, pensions are paid to employees reaching retirement age, or earlier in the case of invalidity or death (see also Note 22).

Changes in other provisions:

€ m	as of 1.1.2006[2]	Utilized	Reversals	Allocation/changes in consolidated companies	as of 31.12.2006
Personnel area	792	586	39	922	1,089
Restructuring measures	99	34	3	309	371
Specific risks in lending business	305	8	85	144	356
Portfolio risks in lending business	164	–	10	37	191
Bonuses for special savings schemes	80	17	2	25	86
Legal proceedings and recourse claims	125	16	34	71	146
Sundry items	533	319	41	322	495
Total	**2,098**	**980**	**214**	**1,830**	**2,734**

The provisions in the personnel area basically relate to provisions for various types of bonuses, to be paid to employees of the Group in the first half of 2007. Most of the other provisions fall due on a short-term basis.

1) As far as taken into account within the framework of determining provisions.
2) After adjustment due to change in the provision for possible loan losses.

(61) Tax liabilities

	31.12.2006 € m	31.12.2005 € m	Change in %
Current income-tax liabilities	**457**	**229**	**99.6**
Income-tax liabilities to tax authorities	171	4	.
Provisions for income taxes	286	225	27.1
Deferred income-tax liabilities	**3,670**	**3,477**	**5.6**
Deferred taxes carried as liabilities	3,670	3,477	5.6
Total	**4,127**	**3,706**	**11.4**

Provisions for taxes on income are possible tax liabilities for which no final formal assessment note has been received. The liabilities to tax authorities represent payment obligations from current taxes towards German and foreign tax authorities. Deferred taxes on the liabilities side represent the potential income-tax burden from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IAS/IFRS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies.

Deferred tax liabilities were formed in connection with the following items:

	31.12.2006 € m	31.12.2005 € m	Change in %
Assets held for trading purposes and liabilities from trading activities	831	1,043	–20.3
Fair values of derivative hedging instruments	1,446	1,018	42.0
Investments and securities portfolio	237	490	–51.6
Claims on banks and customers	316	340	–7.1
Liabilities to banks and customers	202	44	.
Securitized liabilities	187	52	.
Sundry balance-sheet items	451	490	–8.0
Total	**3,670**	**3,477**	**5.6**

(62) Other liabilities

Other liabilities of €1,582m (previous year: €1,337m) include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities. In addition, liabilities in an amount of €7m were included in this position, which stand in relation to assets yet to be disposed of.

(63) Subordinated capital

Subordinated capital breaks down as follows:

	31.12.2006 € m	31.12.2005 € m	Change in %
Subordinated liabilities	**9,240**	**5,410**	**70.8**
of which: Tier-III capital as defined in Art. 10(7), KWG	77	–	.
of which: maturing within two years	969	829	16.9
Profit-sharing certificates outstanding	**1,616**	**1,895**	**–14.7**
of which: maturing within two years	508	673	–24.5
Deferred interest, incl. discounts	233	159	46.5
Valuation effects	185	679	–72.8
Total	**11,274**	**8,143**	**38.5**

Subordinated liabilities are own funds as defined in Art. 10(5a), KWG. The claims of creditors to repayment of these liabilities are subordinate to those of other creditors.

The issuer cannot be obliged to make premature repayment. In the event of insolvency or winding-up, subordinated liabilities may only be repaid after the claims of all senior creditors have been met.

At end-2006, the following major subordinated liabilities were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2006	1,250	1,250 EUR	Commerzbank AG	4.125	2016
2000	600	600 EUR	Commerzbank AG	6.500	2010
1999	550	550 EUR	Commerzbank AG	4.750	2009
2001	500	500 EUR	Commerzbank AG	6.125	2011
1999	300	300 EUR	Commerzbank AG	6.250	2009
1997	298	200 GBP	Commerzbank AG	7.875	2007
2002	275	275 EUR	Commerzbank AG	5.500	2008
2001	250	250 EUR	Commerzbank AG	5.500	2011
2003	250	250 EUR	Eurohypo AG	5.000	2016
1999	223	150 GBP	Commerzbank AG	6.625	2019
2003	220	220 EUR	Eurohypo AG	5.000	2014
2006	196	300 CAD	Commerzbank AG	4.500	2016
2003	150	150 EUR	Eurohypo AG	5.750	2012

In the year under review, the interest paid by the Group for subordinated liabilities totalled €428m (previous year: €347m). Deferred interest expenses for interest due but not yet paid are shown at €202m (previous year: €128m).

Profit-sharing certificates outstanding form part of the Bank's liable equity capital in accordance with the provisions of the German Banking Act (Art. 10(5), KWG). They are directly affected by current losses. Interest payments are made only if the issuing institution achieves a distributable profit. The claims of holders of profit-sharing certificates to a repayment of principal are subordinate to those of other creditors.

At end-2006, the following major profit-sharing certificates were outstanding:

Start of maturity	€ m	Issuer	Interest rate	Maturity date
2000	320	Commerzbank AG	6.375	2010
1994	256	Commerzbank AG	3.899	2006
1996	256	Commerzbank AG	7.900	2008
1997	133	Eurohypo AG	6.875	2007

Interest to be paid for the 2006 financial year on the profit-sharing certificates outstanding amounts to €122m (previous year: €134m). Deferred interest expenses for interest due but not yet paid are shown at €117m (previous year: €122m).

(64) Hybrid capital

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Hybrid capital	3,389	–	.
Deferred interest, incl. discounts	132	–	.
Valuation effects	19	–	.
Total	**3,540**	–	.

At end-2006, the following material hybrid capital instruments were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2006	1,191	800 GBP	Commerzbank Capital Funding Trust II	5.905	unlimited lifetime
2006	1,000	1,000 EUR	Commerzbank Capital Funding Trust I	5.012	unlimited lifetime
2003	600	600 EUR	Eurohypo Capital Funding Trust I	6.445	unlimited lifetime
2006	300	300 EUR	Commerzbank Capital Funding Trust III	5.250	unlimited lifetime
2005	300	300 EUR	Eurohypo Capital Funding Trust II	6.750	unlimited lifetime

In the 2006 financial year, interest payable on hybrid capital in an amount of €134m accrued.

(65) Equity structure

	31.12.2006	31.12.2005[1]
	€ m	€ m
a) Subscribed capital	1,705	1,705
b) Capital reserve	5,676	5,686
c) Retained earnings	5,166	4,033
d) Revaluation reserve	1,746	1,995
e) Valuation of cash flow hedges	–381	–1,069
f) Reserve from currency translation	–143	–107
g) Consolidated profit	493	328
Total before minority interests	**14,262**	**12,571**
Minority interests	1,049	947
Equity	**15,311**	**13,518**

a) Subscribed capital

The subscribed capital (share capital) of Commerzbank Aktiengesellschaft consists of no-par-value shares, each with an accounting par value of €2.60. The shares are issued in the form of bearer shares.

	Units
Number of shares outstanding on 1.1.2006	**655,699,261**
plus: treasury shares on 31.12. of the previous year	1,113,296
Issue of new shares (including shares issued to employees)	355,984
Number of shares issued on 31.12.2006	**657,168,541**
less: treasury shares on balance-sheet date	1,582,726
Number of shares outstanding on 31.12.2006	**655,585,815**

Before treasury shares are deducted, the subscribed capital stands at €1,709m.

No preferential rights or restrictions on the payment of dividends exist at Commerzbank Aktiengesellschaft. All the issued shares have been fully paid up.

1) After adjustment due to change in the provision for possible loan losses.

The value of issued, outstanding and authorized shares is as follows:

	31.12.2006		31.12.2005	
	€ m	1,000 units	€ m	1,000 units
Shares issued	1,709	657,169	1,708	656,813
– Treasury shares	4	1,583	3	1,113
= Shares outstanding (subscribed capital)	1,705	655,586	1,705	655,700
+ Shares not yet issued from authorized capital	852	327,610	471	181,036
Total	**2,557**	**983,196**	**2,176**	**836,736**

The number of authorized shares is 984,779 thousand units (previous year: 837,849 thousand units). The accounting par value of the authorized shares is €2,561m (previous year: €2,179m).

As of December 31, 2006, 3,422 thousand shares (previous year: 3,627 thousand shares) had been pledged with the Group as collateral. This represents 0.5% (previous year: 0.6%) of the shares outstanding on the balance-sheet date.

Securities transactions in treasury shares pursuant to Art. 71(1), nos. 1 and 7 of the German Companies Act (AktG)

	Number of shares in units	Accounting*) par value in €1,000	Percentage of share capital
Portfolio on 31.12.2006	1,582,726	4,115	0.24
Largest total acquired during the financial year	3,373,985	8,772	0.51
Total shares pledged by customers as collateral on 31.12.2006	3,422,273	8,898	0.52
Shares acquired during the financial year	151,120,562	392,913	–
Shares disposed of during the financial year	150,651,132	391,693	–

*) accounting par value per share €2.60

b) Capital reserve

The capital reserve shows, in addition to premiums from the issue of shares, fair values of share-based remuneration transactions in equity instruments that have not yet been exercised. In addition, the capital reserve contains amounts realized for conversion and option rights entitling holders to purchase shares when bonds and notes were issued.

c) Retained earnings

Retained earnings consist of the legal reserve and other reserves. The legal reserve contains those reserves which have to be formed in accordance with national law; in the parent company financial statements the amounts assigned to this reserve may not be distributed. The overall amount of retained earnings shown in the balance sheet consists of €3m of legal reserves (previous year: €3m) and €5,163m (previous year[1]: €4,030m) of other revenue reserves.

d) Revaluation reserve

The results of revaluing the investments and securities portfolio – consisting of interest-bearing and dividend-based instruments – at fair value, with deferred taxes taken into consideration, appear under this equity item. Gains or losses appear in the income statement only when the asset has been disposed of or written off.

e) Valuation of cash flow hedges

The result of valuing effective hedges used in cash flow hedges appears, after deferred taxes have been taken into consideration, under this equity item.

f) Reserve from currency translation

The reserve from currency translation relates to translation gains and losses arising through the consolidation of capital accounts. Exchange-rate differences that arise through the consolidation of subsidiaries and associated companies are included here.

1) After adjustment due to change in the provision for possible loan losses.

(66) Conditional capital

Conditional capital is intended to be used for the issue of convertible bonds or bonds with warrants and also of profit-sharing certificates with conversion or option rights.

Changes in the Bank's conditional capital:

€m	Conditional capital **1.1.2006**	Additions	Expiring/ used	Conditional capital **31.12.2006**	of which: used conditional capital	avai-lable lines
Convertible bonds/bonds with warrants/ profit-sharing rights	403	–	–	403	–	403
Total	**403**	–	–	**403**	–	**403**

As resolved by the AGM of May 30, 2003, the Bank's share capital has been conditionally increased by up to €403,000,000. Such conditional capital increase will only be effected to the extent that the holders or creditors of the convertible bonds, bonds with warrants or profit-sharing rights – carrying conversion or option rights – to be issued by May 30, 2008, by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*) exercise their conversion or option rights, or the holders or creditors of the convertible bonds or convertible profit-sharing rights to be issued by May 30, 2008 by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*) meet their obligation to exercise their conversion rights.

(67) Authorized capital

Date of AGM resolution	Original amount €m	Used in previous years for capital increases €m	Used in 2006 for capital increases €m	Authorization expired €m	Remaining amount €m	Date of expiry
31.05.2002	30	9	1	–	20	30.04.2007
12.05.2004	225	–	–	–	225	30.04.2009
12.05.2004	225	–	–	–	225	30.04.2009
17.05.2006	170	–	–	–	170	30.04.2011
17.05.2006	200	–	–	–	200	30.04.2011
17.05.2006	12	–	–	–	12	30.04.2011
Total	**862**	**9**	**1**	**–**	**852**	

The Board of Managing Directors is authorized to increase, with the approval of the Supervisory Board, the share capital of the Bank by April 30, 2007, through the issue of new no-par-value shares against cash, in either one or several tranches, by a maximum amount of altogether €19,768,703.60, thereby excluding the subscription rights of shareholders for the purpose of issuing these shares to the Bank's staff.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/I). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009 through the issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/II). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights insofar as the capital increase is made against contributions in kind for the purpose of acquiring companies or interests in companies.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2011, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €170,000,000.00 (authorized capital 2006/I). The Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights if the issue price of the new shares is not substantially lower than that of already listed shares offering the same conditions.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2011, through the

issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, but by a maximum amount of €200,000,000.00 (authorized capital 2006/II). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights provided the capital increase is made against contributions in kind for the purpose of acquiring companies or investments in companies.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2011, through the issue of new no-par-value shares against cash, in one or several tranches, but by a maximum amount of €12,000,000.00 (authorized capital 2006/III) and thus exclude shareholders' subscription rights for the purpose of issuing employee shares to staff of the Commerzbank Aktiengesellschaft and to companies in which the Commerzbank Aktiengesellschaft directly or indirectly holds an interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*).

(68) The Bank's foreign-currency position

On December 31, 2006, the Commerzbank Group had the following foreign-currency assets and liabilities (excluding fair values of derivatives):

			31.12.2006			31.12.2005	Change
			€ m			€ m	in %
	USD	PLN	GBP	Others	Total	Total	
Cash reserve	140	1,188	25	352	1,705	1,750	–2.6
Claims on banks	8,023	367	1,080	3,242	12,712	16,115	–21.1
Claims on customers	24,209	3,093	11,168	14,258	52,728	32,847	60.5
Assets held for trading purposes	5,760	1,716	929	965	9,370	7,783	20.4
Investments and securities portfolio	19,823	750	2,532	5,674	28,779	12,580	·
Other balance-sheet items	2,053	275	770	897	3,995	5,419	–26.3
Foreign-currency assets	**60,008**	**7,389**	**16,504**	**25,388**	**109,289**	**76,494**	**42.9**
Liabilities to banks	19,722	584	5,217	6,181	31,704	32,894	–3.6
Liabilities to customers	8,978	5,250	1,637	2,754	18,619	20,142	–7.6
Securitized liabilities	25,992	397	4,444	7,799	38,632	14,506	·
Liabilities from trading activities	30	323	–	234	587	390	50.5
Other balance-sheet items	2,963	274	1,389	1,083	5,709	5,870	–2.7
Foreign-currency liabilities	**57,685**	**6,828**	**12,687**	**18,051**	**95,251**	**73,802**	**29.1**

Due to exchange-rate changes the consolidated balance-sheet total contracted in the 2006 financial year by €5bn (previous year: +€7bn). Total lending decreased by €2bn (previous year: +€7bn). The open balance-sheet positions are matched by foreign-exchange forward contracts and currency swaps of congruent maturity.

NOTES TO FINANCIAL INSTRUMENTS

(69) Derivative transactions

The tables below show the Commerzbank Group's business with derivative financial instruments as of the balance-sheet date.

A derivative is a financial instrument whose value is determined by a so-called underlying asset. The latter may be, for example, an interest rate, a commodity price, a share price, a currency rate or a bond price.

Most derivatives transactions involve OTC derivatives, whose nominal amount, maturity and price are agreed individually between the Bank and its counterparties. However, the Bank also concludes derivatives contracts on regulated stock exchanges. These are standardized contracts with standardized nominal amounts and settlement dates.

The nominal amount specifies the business volume traded by the Bank. On the other hand, the positive or negative fair values appearing in the tables are the costs which would be incurred by the Bank or the counterparty in order to replace the originally concluded contracts with business having the same financial value. From the bank's point of view, a positive fair value thus indicates the maximum potential counterparty-specific default risk that existed from derivative transactions on the balance-sheet date.

In order to minimize (reduce) both the economic and the regulatory credit risk arising from these instruments, our Legal Services department concludes master agreements (bilateral netting agreements) with our business associates (such as 1992 ISDA Master Agreement Multicurrency Cross-Border; German Master Agreement for Financial Futures). By means of such bilateral netting agreements, the positive and negative fair values of the derivatives contracts included under a master agreement can be offset against one another and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of our credit commitments, we use such risk-reducing techniques only if we consider them enforceable under the jurisdiction in question, should the business associate become insolvent. In order to check enforceability, we avail ourselves of legal opinions from various international law firms.

Similar to the master agreements are the collateral agreements (e.g. collateralization annex for financial futures contracts, Credit Support Annex), which we conclude with our business associates to secure the net claim or liability remaining after netting (receiving or furnishing of collateral). As a rule, this collateral management reduces credit risk by means of prompt – mostly daily or weekly – measurement and adjustment of the customer commitment.

On average, we achieve a credit-risk mitigation of 80.1% of the exposure for the derivatives contracts and collateral covered by the process of risk-reducing techniques.

The following overview shows the nominal amounts and the fair values of the derivative business broken down by interest-rate-based contracts, currency-based contracts and contracts based on other price risks and the maturity structure of these transactions. Fair values appear as the sum totals of the positive and negative amounts per contract, from which no pledged collateral has been deducted and no possible netting agreements have been taken into consideration because these affect all products. By definition, no positive fair values exist for options sold. The nominal amount represents the gross volume of all sales and purchases. The maturity dates listed for the transactions are based on the remaining period to maturity, taking the maturity of the contract and not the maturity of the underlying.

31.12.2006	Nominal amount				Fair value	
	Remaining lifetimes					
€ m	under 1 year	1-5 years	more than 5 years	total	positive	negative
Foreign-currency-based forward transactions						
OTC products	213,833	116,533	73,929	404,295	4,419	4,567
Foreign-exchange spot and forward contracts	132,787	11,550	398	144,735	1,324	1,641
Interest-rate and currency swaps	49,095	91,771	69,487	210,353	2,574	2,463
Currency call options	14,817	6,184	2,467	23,468	474	–
Currency put options	16,581	6,992	503	24,076	–	416
Other foreign-exchange contracts	553	36	1,074	1,663	47	47
Products traded on a stock exchange	955	14	–	969	–	–
Currency futures	955	14	–	969	–	–
Currency options	–	–	–	–	–	–
Total	**214,788**	**116,547**	**73,929**	**405,264**	**4,419**	**4,567**
Interest-based forward transactions						
OTC products	1,789,964	1,861,388	1,681,510	5,332,862	48,238	56,973
Forward-rate agreements	167,030	6,896	–	173,926	61	67
Interest-rate swaps	1,597,030	1,758,452	1,605,485	4,960,967	46,217	54,167
Call options on interest-rate futures	14,615	40,919	32,280	87,314	1,864	–
Put options on interest-rate futures	10,021	51,232	41,544	102,797	–	2,579
Other interest-rate contracts	1,268	3,889	2,201	7,358	96	160
Products traded on a stock exchange	69,579	5,016	4,118	78,713	–	–
Interest-rate futures	67,688	4,930	2,232	74,850	–	–
Interest-rate options	1,891	86	1,886	3,863	–	–
Total	**1,859,543**	**1,866,404**	**1,685,628**	**5,411,575**	**48,238**	**56,973**
Other forward transactions						
OTC products	76,008	134,734	18,287	229,029	6,711	7,890
Structured equity/index products	8,004	12,691	4,062	24,757	1,629	2,684
Equity call options	10,100	17,131	1,169	28,400	3,938	–
Equity put options	12,267	17,446	943	30,656	–	4,198
Credit derivatives	42,282	86,721	12,113	141,116	899	847
Precious metal contracts	2,508	744	–	3,252	201	113
Other transactions	847	1	–	848	44	48
Products traded on a stock exchange	72,450	57,483	3,630	133,563	–	–
Equity futures	6,502	5	–	6,507	–	–
Equity options	65,792	57,442	3,630	126,864	–	–
Other futures	130	16	–	146	–	–
Other options	26	20	–	46	–	–
Total	**148,458**	**192,217**	**21,917**	**362,592**	**6,711**	**7,890**
Total immatured forward transactions						
OTC products	2,079,805	2,112,655	1,773,726	5,966,186	59,368	69,430
Products traded on a stock exchange	142,984	62,513	7,748	213,245	–	–
Total	**2,222,789**	**2,175,168**	**1,781,474**	**6,179,431**	**59,368**	**69,430**

31.12.2005	Nominal amount				Fair value	
	Remaining lifetimes					
	under 1 year	1-5 years	more than 5 years	total	positive	negative
€ m						
Foreign-currency-based forward transactions						
OTC products	244,699	127,298	65,671	437,668	4,385	4,494
Foreign-exchange spot and forward contracts	146,531	9,970	160	156,661	1,674	1,692
Interest-rate and currency swaps	56,683	101,236	62,055	219,974	2,101	2,200
Currency call options	20,874	8,353	1,725	30,952	610	–
Currency put options	20,611	7,739	1,731	30,081	–	602
Other foreign-exchange contracts	–	–	–	–	–	–
Products traded on a stock exchange	489	19	–	508	–	–
Currency futures	489	19	–	508	–	–
Currency options	–	–	–	–	–	–
Total	**245,188**	**127,317**	**65,671**	**438,176**	**4,385**	**4,494**
Interest-based forward transactions						
OTC products	1,540,940	1,442,884	1,264,422	4,248,246	62,837	70,152
Forward-rate agreements	149,781	4,547	6	154,334	57	67
Interest-rate swaps	1,351,071	1,329,439	1,178,897	3,859,407	59,281	65,955
Call options on interest-rate futures	17,121	47,732	32,825	97,678	2,849	–
Put options on interest-rate futures	18,779	51,625	40,091	110,495	–	3,235
Other interest-rate contracts	4,188	9,541	12,603	26,332	650	895
Products traded on a stock exchange	59,170	21,211	–	80,381	–	–
Interest-rate futures	49,760	21,211	–	70,971	–	–
Interest-rate options	9,410	–	–	9,410	–	–
Total	**1,600,110**	**1,464,095**	**1,264,422**	**4,328,627**	**62,837**	**70,152**
Other forward transactions						
OTC products	47,183	162,409	14,407	223,999	6,049	6,893
Structured equity/index products	6,070	13,606	4,775	24,451	1,072	1,726
Equity call options	7,785	13,689	804	22,278	3,434	–
Equity put options	8,216	14,298	532	23,046	–	3,602
Credit derivatives	20,290	119,978	8,296	148,564	1,263	1,360
Precious metal contracts	4,822	838	–	5,660	280	205
Other transactions	–	–	–	–	–	–
Products traded on a stock exchange	50,458	44,186	3,139	97,783	–	–
Equity futures	5,077	–	–	5,077	–	–
Equity options	45,381	44,186	3,139	92,706	–	–
Other futures	–	–	–	–	–	–
Other options	–	–	–	–	–	–
Total	**97,641**	**206,595**	**17,546**	**321,782**	**6,049**	**6,893**
Total immatured forward transactions						
OTC products	1,832,822	1,732,591	1,344,500	4,909,913	73,271	81,539
Products traded on a stock exchange	110,117	65,416	3,139	178,672	–	–
Total	**1,942,939**	**1,798,007**	**1,347,639**	**5,088,585**	**73,271**	**81,539**

Breakdown of derivatives business, by borrower group:

The following table shows the positive and negative fair values of the Commerzbank Group's derivative business broken down by the respective counterparty. The Commerzbank Group conducts derivative business primarily with counterparties who have excellent credit ratings. A large portion of the fair values is concentrated in banks and financial institutions based in OECD countries.

	31.12.2006 Fair value		31.12.2005 Fair value	
€ m	positive	negative	positive	negative
OECD central governments	208	93	695	414
OECD banks	39,622	48,594	46,474	54,672
OECD financial institutions	17,721	18,704	23,815	24,635
Other companies, private individuals	1,500	1,826	1,946	1,547
Non-OECD banks	317	213	341	271
Total	**59,368**	**69,430**	**73,271**	**81,539**

We have reduced the volume of credit derivatives by 5% compared to the previous year. Consequently the volume where the Commerzbank Group is a buyer of protection or a seller of protection amounts to €70,025m or €71,091m as of the balance sheet date. We employ these products, which serve to transfer credit risk, in both trading for arbitrage purposes and in the investment area for diversifying our loan portfolios. The following table illustrates our risk structure in terms of the various risk assets that have been hedged.

Breakdown, by reference assets:

	31.12.2006 Nominal		31.12.2005 Nominal	
€ m	Buyer of protection	Seller of protection	Buyer of protection	Seller of protection
OECD central governments	2,202	4,699	2,511	2,674
OECD banks	4,619	4,952	5,922	6,111
OECD financial institutions	8,213	8,337	9,881	10,005
Other companies, private individuals	54,886	53,043	56,525	54,803
Non-OECD banks	105	60	95	37
Total	**70,025**	**71,091**	**74,934**	**73,630**

(70) Use made of derivative financial instruments

	31.12.2006		31.12.2005	
	Fair value		Fair value	
€ m	positive	negative	positive	negative
Derivative financial instruments used for trading purposes	49,107	51,636	66,630	69,369
Hedging derivatives that cannot be used for hedge accounting	3,282	3,675	1,907	2,331
Derivatives used as hedging instruments	6,979	14,119	4,734	9,839
for fair value hedge accounting	4,603	10,475	3,011	5,447
for cash flow hedge accounting	2,376	3,644	1,723	4,392
Total	**59,368**	**69,430**	**73,271**	**81,539**

In the above table, we show the use made of our derivative financial instruments. We use derivatives for both trading and hedging purposes. In Notes 5, 12, 13, 20 and 21, we have described the above-mentioned criteria.

(71) Assets pledged as collateral

Assets in the amounts shown below were pledged as collateral for the following liabilities:

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Liabilities to banks	80,097	76,850	4.2
Liabilities to customers	8,376	12,996	–35.5
Liabilities from trading activities	2,148	3,292	–34.8
Total	**90,621**	**93,138**	**–2.7**

The following assets were pledged as collateral for the above-mentioned liabilities:

	31.12.2006	31.12.2005	Change
	€ m	€ m	in %
Claims on banks and customers	17,413	15,871	9.7
Assets held for trading purposes and investments and securities portfolio	74,434	77,498	–4.0
Total	**91,847**	**93,369**	**–1.6**

The furnishing of collateral in order to borrow funds took the form of genuine securities repurchase agreements (repos). At the same time, collateral was furnished for funds borrowed for specific purposes and securities-lending transactions.

(72) Maturities, by remaining lifetime

	Remaining lifetimes as of 31.12.2006				
€ m	due on demand and unlimited lifetime	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
Claims on banks	16,186	27,070	8,525	15,061	8,429
Claims on customers	19,881	44,723	30,658	99,635	99,574
Bonds, notes and other interest-rate related securities from assets held for trading purposes	–	2,077	2,445	11,836	8,993
Bonds, notes and other interest-rate related securities held in investments and securities portfolio	17	6,799	6,997	39,428	77,362
Total	**36,084**	**80,669**	**48,625**	**165,960**	**194,358**
Liabilities to banks	14,195	73,027	12,564	10,861	15,178
Liabilities to customers	49,145	45,244	5,319	15,233	26,273
Securitized liabilities	61	25,358	47,067	120,773	35,494
Subordinated and hybrid capital*)	–	301	473	5,038	8,433
Total	**63,401**	**143,930**	**65,423**	**151,905**	**85,378**

*) excl. deferred interest and discounts (€365m) and IAS measurement effects (€204m)

	Remaining lifetimes as of 31.12.2005				
€ m	due on demand and unlimited lifetime	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
Claims on banks	16,813	35,004	19,529	7,129	7,728
Claims on customers	14,646	28,858	14,052	40,286	55,832
Bonds, notes and other interest-rate related securities from assets held for trading purposes	–	2,194	1,688	9,594	9,891
Bonds, notes and other interest-rate related securities held in investments and securities portfolio	14	3,809	5,327	24,823	43,566
Total	**31,473**	**69,865**	**40,596**	**81,832**	**117,017**
Liabilities to banks	15,191	84,680	13,318	4,747	11,964
Liabilities to customers	41,189	48,019	3,609	3,187	6,842
Securitized liabilities	4	18,877	17,295	49,638	11,106
Subordinated and hybrid capital*)	–	548	637	4,146	1,974
Total	**56,384**	**152,124**	**34,859**	**61,718**	**31,886**

*) excl. deferred interest (€159m) and IAS measurement effects (€679m)

The remaining lifetime is defined as the period between the balance-sheet date and the contractual maturity of the claim or liability. In the case of claims or liabilities which are paid in partial amounts, the remaining lifetime has been recognized for each partial amount.

(73) Fair value of financial instruments

The table below compares the fair values of the balance-sheet items with their book values. Fair value is the amount at which financial instruments may be sold or purchased at fair terms on the balance-sheet date. Insofar as market prices (e.g. for securities) were available, we have used these for valuation purposes. For a large number of financial instruments, internal valuation models involving current market parameters were used in the absence of market prices. In particular, the net present-value method and option-price models were applied. Wherever claims on and liabilities to banks and customers had a remaining lifetime of less than a year, the fair value was considered for simplicity's sake to be that shown in the balance sheet.

	Fair value		Book value		Difference	
€ bn	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Assets						
Cash reserve	6.0	8.6	6.0	8.6	–	–
Claims on banks	75.2	86.2	75.3	86.2	–0.1	0.0
Claims on customers	294.0	155.8	294.5	153.7	–0.5	2.1
Hedging instruments	7.0	4.7	7.0	4.7	–	–
Assets held for trading purposes	85.5	100.3	85.5	100.3	–	–
Investments and securities portfolio	135.3	86.2	135.3	86.2	–	–
Liabilities						
Liabilities to banks	125.7	129.9	125.8	129.9	–0.1	0.0
Liabilities to customers	140.9	102.9	141.2	102.8	–0.3	0.1
Securitized liabilities	228.8	97.5	228.8	96.9	0.0	0.6
Hedging instruments	14.1	9.8	14.1	9.8	–	–
Liabilities from trading activities	59.2	75.0	59.2	75.0	–	–
Subordinated and hybrid capital	14.8	8.1	14.8	8.1	0.0	0.0

In net terms, the difference between the book value and fair value amounted for all items to €-0.2bn as of December 31, 2006 (previous year: €1.4bn).

(74) Information on financial assets and financial liabilities in fair value option category

In the Commerzbank Group, the fair value option is primarily used to avoid accounting mismatches arising from securities and loans hedged with interest-rate or credit derivatives. It is also used for financial instruments that are managed and the performance of which is measured on a fair value basis and for financial instruments with embedded derivatives.

As at December 31, 2006, the fair value of the financial assets assigned to the fair value option category was €1,668m (previous year: €1,258m) and that of the financial liabilities €447m (previous year: €294m) with a repayment amount of €439m (previous year: €289m). All told, the result of the measurement amounts to €53m (previous year: €21m) (see note 32).

For claims allocated to the fair value option, the total volume as of December 31, 2006 was €795m (previous year: €155m), of which €247m (previous year: €95m) was hedged by credit derivatives. In the 2006 financial year, the amount of the change to the fair value of the claims brought about as a result of changes in default risk was €5m (previous year: €0m) and cumulatively amounts to €5m (previous year: €0m); the change in the fair value of credit derivatives during the financial year amounted to -€4m (previous year: €0m), cumulative -€4m (previous year: €0m).

For liabilities allocated to the fair value option, the change in fair value for credit-risk reasons was €11m for the 2006 financial year (previous year: -€8m). The cumulative amount was €3 m (previous year: -€8m).

The credit risk-specific changes in the fair value of the claims and liabilities are essentially calculated as changes to the fair values less the value changes resulting from market conditions.

RISK MANAGEMENT

(75) Risk management

The Commerzbank Group's value-based overall bank management involves taking on risks in a targeted manner and managing them professionally. The core functions of Commerzbank risk management are therefore to identify all key risks for the Group, measure these risks as accurately as possible and manage the risk positions based on these results.

Commerzbank defines risk as the danger of possible losses or profits foregone, which may be caused by internal or external factors. A basic distinction is made in risk management between quantifiable, or measurable, and unquantifiable types of risk.

The Bank's Board of Managing Directors sets risk-policy guidelines for the Group as part of the annually reviewed overall risk strategy it has established, consisting of various sub-strategies for the key types of risk. The overall risk strategy is based on the business strategy, also defined by the Board of Managing Directors, which ensures that the strategic orientation of the Group is in line with its risk management policy.

At Board level the Chief Risk Officer (CRO) is responsible for controlling all of the quantifiable risks (especially credit, market, liquidity and operational risk) of the Commerzbank Group, and for establishing and implementing the overall risk strategy. As part of his responsibility at Group level for the operative credit function, the CRO also assumes the management function for all credit risks.

The Chairman of the Board of Managing Directors (CEO) bears responsibility for risks related to the Bank's business strategy and reputational risks. The Chief Financial Officer (CFO) assumes responsibility for compliance risk (investor protection, insider guidelines, money laundering, etc.).

The Board of Managing Directors and the Supervisory Board are informed promptly about the Bank's risk situation by means of comprehensive, objective reports.

(76) Group risk strategy

The Group risk strategy, which has to be reviewed annually, determines how the Group deals with all quantifiable and unquantifiable risks, codified in detail in the sub-risk strategies.

The unquantifiable risks are subjected to strict qualitative monitoring in line with Pillar II of the Basel Accord and the MaRisk minimum requirements.

The individual quantitative risks are managed by specifying target values or defining limits. The central management variables for Commerzbank Group are:

Expected Loss (EL)
This is determined for counterparty and operational risks and is based on the risk parameters standard under Basel II: the probability of default by the counterparty (PD), the collateral held (LGD – loss given default) and the likely amount of the claim at the time of default (EaD – exposure at default). The expected loss corresponds to the average loss expected from portfolio defaults within a year, and is hence reflected in the risk provisioning across the economic cycle.

Value-at-risk (VaR)
Unlike loan defaults and losses arising from operational risks, changes in market prices and business risks can affect the Bank both positively and negatively. There is therefore no expected loss. Instead, the risk is that negative price changes have a certain probability of occurring, thus resulting in losses. We restrict this risk by setting VaR limits in order to avoid holding positions that may lead to losses equal to or greater than the VaR with a certain probability (confidence level).

Economic capital
Economic capital is made up of counterparty risk, market risk (including investment and real-estate risk), operational risks and business risk. This is calculated for all types of risk at a uniform confidence level of 99.95% (which corresponds to the Commerzbank target rating of A+) and a holding period of one year. It takes into account correlations and diversification effects both within and between the types of risk.

(77) Risk-taking capability, expected and unexpected loss

Risk-taking capability

Calculation of risk-taking capability is the second important pillar of overall Bank management, in addition to integrated risk/return-oriented management based on economic capital.

The aggregated risk figure for the Group (measured as economic capital) is expressed as a percentage of the total capital available for covering risk. The objective of this comparison is to establish whether the Bank is in a position to anticipate potential unexpected losses without serious negative effects on its business activity and to cover them from its own funds.

The available capital for risk coverage in the Group has to be 20% greater than the economic capital without diversification effects. This buffer has to be at least 30% of economic capital after taking into account diversification effects. Commerzbank also uses a range of different stress tests that simulate the effect on the Bank of extreme economic and market scenarios. Two of these stress tests correspond to confidence levels of AA+ and AAA under S&P nomenclature. The 2007 risk strategy also stipulates that the available capital for risk coverage has to offer an additional buffer of at least 10% for the AA+ level for these stress scenarios and may not fall short of the stress test result for the AAA level.

The capital buffer has been translated into specific subtargets for individual portfolios as part of the overall risk strategy. All predefined buffers were maintained at all times during the year under review.

Expected loss by type of risk and corporate division

The expected loss (EL) for business at risk of default is based on the exposure-at-default (EaD) including, in addition to the claims still to be repaid, credit lines expected to be drawn, further on the rating of the borrower or the loan and their defined probability of default and on the valuation of collateral and the realization proceeds that can be realized (loss-given-default (LGD). The expected loss is the product of EaD, PD and LGD and quantifies the loss that can statistically be expected on the basis of the reference date volume and the average loan defaults associated with them within a one-year period. The expected loss is taken into account in the calculation as standard risk costs and hence is reflected in risk provisioning.

The expected loss from operational risk is calculated on the basis of the average statistical losses to be expected, taking into account the amount of those losses.

Unlike loan losses and losses arising from operational risks, changes in market prices and business risks can in principle have the same effect in both directions. An expected profit or loss cannot therefore automatically be assumed. The gains or losses produced by uncertain future changes in market prices (or changes in commission-earning business) are hence defined as entirely unexpected.

The following table shows the expected loss for the various types of risk, by corporate division of the Commerzbank Group. Eurohypo was included for the first time as of December 31, 2006.

	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation		**Group**	
€ m	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**
Credit risk	305	230	397	582	331	90	6	4	1,039	906
Market risk	–	–	–	–	–	–	–	–	–	–
Operational risk	18	18	28	28	4	1	–	–	50	47
Business risk	–	–	–	–	–	–	–	–	–	–
Total	**323**	**248**	**425**	**610**	**335**	**91**	**6**	**4**	**1,089**	**953**

Unexpected loss by type of risk and corporate division
Risks are not just managed by expected loss but also by limits for unexpected loss. Unexpected loss is determined in our economic capital model by taking into account the individual loans and considering correlations between borrowers, industries, countries and collateral as well as diversification effects.

Unexpected loss (UL) is the loss that exceeds the average statistical expected loss. It can be calculated for every probability of occurrence (confidence level). Commerzbank calculates unexpected loss with a confidence level of 99.95%. This is derived from the probability of default for the Commerzbank target rating of A1 (Moody's). It can be traced back, for example, to economic ups and downs, problems in particular industries or cluster risks.

The unexpected loss specified in the table takes into account diversification and correlation effects within each type of risk but not between the types of risk.

	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation		**Group**	
€ m	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**
Credit risk	983	1,074	2,350	3,129	2,038	515	37	16	5,408	4,734
Market risk	118	106	264	314	418	1,104	1,650	1,170	2,450	2,694
Operational risk	327	303	597	638	120	55	–	–	1,044	996
Business risk	201	141	179	198	107	26	151	117	638	482
Total	**1,629**	**1,624**	**3,390**	**4,279**	**2,683**	**1,700**	**1,838**	**1,303**	**9,540**	**8,906**

(78) Default risks

The Commerzbank rating and scoring methods, in use for all key credit portfolios, form the basis for measuring default risks. Both the calibration of the probabilities of default assigned to the individual counterparties or loans and the evaluation of collateral are based on analysis of historical data from the Commerzbank portfolio. The basis for the annual recalibration of the methods is the experience of the current year.

Rating distribution
The Commerzbank rating method comprises 25 rating levels for loans not in default (1.0 to 5.8) and five default classes (6.1 to 6.5). The CB master scale assigns each rating category exactly one range of probabilities of default, which is stable over time and free of overlap. The percentages of the groups in each rating category were calculated with respect to exposure at default (EaD).

The rating methods are subject to an annual validation and recalibration so that they reflect the latest projection bearing in mind all actual observed defaults.

Commerz-bank AG rating	PD and EL mid-point as percentage	PD and EL range as percentage	S&P		IFD scale*	
1.0	0	0				
1.2	0.01	0 - 0.02	AAA	AAA		
1.4	0.02	0.02 - 0.03	AA+			**Investment grade**
1.6	0.04	0.03 - 0.05	AA, AA-	AA		
1.8	0.07	0.05 - 0.08	A+, A,		I	
2.0	0.11	0.08 - 0.13	A-	A		
2.2	0.17	0.13 - 0.21	BBB+			
2.4	0.26	0.21 - 0.31				
2.6	0.39	0.31 - 0.47	BBB	BBB		
2.8	0.57	0.47 - 0.68	BBB-		II	
3.0	0.81	0.68 - 0.96	BB+			
3.2	1.14	0.96 - 1.34			III	
3.4	1.56	1.34 - 1.81	BB	BB		
3.6	2.10	1.81 - 2.40	BB-		IV	
3.8	2.74	2.40 - 3.10				
4.0	3.50	3.10 - 3.90	B+			
4.2	4.35	3.90 - 4.86				
4.4	5.42	4.86 - 6.04	B	B	V	**Non-investment grade**
4.6	6.74	6.04 - 7.52				
4.8	8.39	7.52 - 9.35				
5.0	10.43	9.35 - 11.64	B-			
5.2	12.98	11.64 - 14.48				
5.4	16.15	14.48 - 18.01	CCC+	CCC	VI	
5.6	20.09	18.01 - 22.41	CCC to CC-			
5.8	25.00	22.41 - 30.00				
6.1	↑	Imminent insolvency				
6.2		Restructuring				
6.3	100	Restructuring with recapitalization/partial waiving of claims		C, D-I, D-II		**Default**
6.4		Cancellation without insolvency				
6.5	↓	Insolvency				

* IFD = *Initiative Finanzstandort Deutschland*; Source: Commerzbank

Consistent with the master scale method, the default ranges assigned to the ratings within the Commerzbank master scale remain unchanged for the purpose of comparability (stable over time and for the portfolio). For better orientation, external ratings are shown as well. A direct reconciliation is not possible however, because for external ratings the observed default rates fluctuate from year to year and sometimes even between different portfolios.

in %	Private customers (Germany) 31.12.2006	31.12.2005	Corporate customers (Germany) 31.12.2006	31.12.2005
R 1	38.9	28.9	33.2	1.0
R 2	32.3	35.4	40.2	28.6
R 3	14.1	16.6	16.9	40.1
R 4	4.5	5.5	2.4	17.8
R 5	0.9	1.0	0.3	3.6
R 6/6.5	7.7	8.5	6.2	0.7
No rating	1.6	4.1	0.8	8.2
Total	**100.0**	**100.0**	**100.0**	**100.0**

The credit powers of individual employees and committees (Board of Managing Directors, credit committee, subcredit committee) are graduated by rating group. The most important control variables for the default risk are the expected losses (EL) derived from the ratings. The credit risk strategy sets target values for individual subportfolios. This ensures that the expected risk provision is kept in line with the strategic orientation of the Bank, for example as regards the target rating from rating agencies or the target portfolio quality and structure.

Expected and unexpected loss for credit risks by segment

All credit risks are aggregated at portfolio level with the aid of the internal credit risk model. The core result is the distribution of loss, which produces probability projections for the potential amount of loss in lending operations. Both the expected loss (EL) and the unexpected loss (UL) are derived from this. Many risk factors and parameters closely linked to the parameters for Basel II are included in the credit risk model.

The probability of default (PD) of borrowers is derived from the rating systems. Estimates have to be made for the expected exposure at default (EaD) by aggregating the various credit types (for example unutilized credit lines, guarantees, or letters of credit) using their statistically determined credit conversion factors (CCFs). Collateral, guarantees and netting agreements are valued in accordance with their statistical parameters and the resulting unsecured portions weighted with their historical recovery factors to produce the loss given default (LGD) for the commitment. Industry correlations and diversification are also taken into account. Under Basel II the capital adequacy requirements are calibrated for each portfolio class depending on the EL, which is the product of the three core parameters PD, EaD and LGD.

The 2006 integration of Eurohypo resulted in changes to the Group divisions and segments. The figures for 2005 have been adjusted to the current structure.

€ m	Expected Loss 31.12.2006	31.12.2005	Unexpected Loss 31.12.2006	31.12.2005
Retail Banking and Asset Management	305	230	983	1,074
Private customers	294	221	914	1,015
Asset Management	11	9	69	59
Corporate and Investment Banking	397	582	2,351	3,129
Mittelstand	289	342	1,474	1,628
Corporates & Markets	108	240	877	1,501
Commercial Real Estate, Public Finance and Treasury	331	90	2,037	515
Commercial Real Estate	277	24	1,677	96
Public Finance and Treasury	54	66	360	419
Others and Consolidation	6	4	37	16
Group	**1,039**	**906**	**5,408**	**4,734**

(79) Market risk

Market price risks cover the risk of losses as a result of changes in market prices (interest rates, spreads, currency rates and equity prices) or parameters which influence prices such as volatilities and correlations. In the Commerzbank definition, risks from equity investments in the banking book and equity event risk (modelling equity risk beyond VaR, such as the insolvency of the issuer) also represent market risks. We also consider market liquidity risk which covers situations where the Bank is prevented from selling trading positions at short notice or hedging them to the desired extent due to inadequate market liquidity.

Market risk is managed by means of a sophisticated system of limits, combined with reliable and optimized methods for measuring and monitoring.

Commerzbank uses economic capital (risk-taking capability) and business expectations to establish its market-risk limits which ensures a risk/return-based management of market risk. The extent to which the limits are used, together with the relevant P&L figures, is reported daily to the Board of Managing Directors and the various heads of the business segments.

For the daily quantification and monitoring of market risk, especially that arising in proprietary trading, statistical methods are used to calculate the value-at-risk. The underlying statistical parameters are based on an observation period of the past 255 trading days, a 10-day holding period and a confidence level of 99%. The value-at-risk models are constantly being adapted to the changing environment.

The overall market risk is calculated on the basis of a historical simulation while the specific interest-rate risk (specific market risk) is calculated by means of the variance-covariance method. At the parent bank, its foreign branches and the Luxembourg subsidiary Commerzbank International S.A., Luxembourg, we use an internal model to calculate the underlying capital requirements for the general and specific market risk.

The reliability of the internal model is checked on a regular basis by carrying out backtesting. The aim is to meet supervisory requirements and to assess and steadily improve forecasting quality. The total number of significant deviations provides the basis for the evaluation of the internal risk model by the supervisory authorities.

During the course of the year the suitability of the Commerzbank internal market risk model was validated as part of an audit by the regulatory authorities and the factor for capital backing of market risks lowered considerably, to 3.3.

The table below shows the market risk of the Group's trading portfolio, broken down by the segments where proprietary trading is conducted. The value-at-risk shows the potential losses which will not be exceeded with a 99% degree of probability for a holding period of 10 days:

	Corporates & Markets		Treasury		Group	
€ m	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**	**31.12.2006**	**31.12.2005**
Minimum	38.6	58.6	25.8	44.1	44.3	82.1
Median	27.2	27.5	12.3	17.8	31.3	36.4
Maximum	15.2	17.3	9.4	8.5	21.0	25.2
Year-end figure	**22.6**	**26.1**	**12.2**	**22.1**	**30.0**	**39.2**

Because the value-at-risk concept forecasts potential losses under "normal" market conditions, Commerzbank also calculates stress tests to cover possible extreme scenarios. Stress tests are intended to simulate the impact of crises, extreme market conditions and major changes in correlations and volatilities.

Stress tests per division, individually adjusted to the risk factors of each portfolio, form part of daily reporting. Stress tests performed across portfolios simulate the impact of historical and conceivable future crisis scenarios on the Group as a whole. The overall picture is rounded off by monthly specific scenario analyses for each investment category (e.g. hypothetical interest-rate, equity, foreign-exchange and credit-spread scenarios).

The impact of an interest-rate shock on the economic value of the Group's banking book is simulated every month.The maximum decline due to a parallel shift of 200 basis points in the yield curve was €310m at year-end. This equates to a decline in equity of 1.32%, which is well below the limit of 20% set by Basel II for so-called outlier banks.

(80) Operational risk

The risk of losses caused by inadequate or defective systems and processes, human or technical failures or external events (such as communication failures or fire damage) is what we refer to as operational risk. By analogy with the definition of the Basel Committee it also includes legal risk, i.e. risks stemming from inadequate contractual agreements or changes in the legal framework.

Information about the risk situation is provided to the Operational Risk Committee on a regular basis. In addition, the Global OpRisk Forum helps Risk Control and the operational risk managers in the businesses lay the groundwork for decisions and discuss ongoing developments, projects and events; it also serves the general exchange of views at working level.

The operational risk profile of the Group expressed in terms of the expected loss per event category under Art. 287 of the German Solvency Regulation shows that around three quarters of the expected loss falls into the two event categories "Execution, delivery and process management" and "Customers, products and business practices", and hence reflects the two key concepts of the "defective systems and processes" operational risk definition. ZMO conducts regular benchmarking of values to data from the Operational Risk data eXchange ORX and public data; these show comparable distributions. ORX, a consortium now made up of 30 international banks and of which Commerzbank was a founding member, is planning to publish benchmark reports in 2007.

Expected Loss	**2006**		**2005**	
	in € m	in %	in € m	in %
Internal fraud	860	1.7	767	1.6
External fraud	8,941	18.0	8,174	17.4
Employment practice and job security	1,436	2.9	1,060	2.3
Customers, products and business practices	10,870	21.8	9,784	20.8
Physical damage	327	0.7	299	0.6
Business interruption and system failures	2,491	5.0	2,557	5.4
Execution, delivery and process management	24,875	49.9	24,416	51.9
Group	**49,800**	**100.0**	**47,057**	**100.0**

(81) Interest-rate risk

The interest-rate risk of the Commerzbank Group results from items in both the trading book and the banking book. In the latter, interest-rate risk mainly arises through maturity mismatches between the Bank's interest-bearing assets and liabilities – for instance, through the short-term funding of long-dated loans. The interest-rate items shown in the balance sheet as well as the derivatives employed to steer them are included in the measurement of interest-rate risk.

The interest-rate risk of the banking book is measured on the basis of a net present value approach, applying the historical simulation method:

31.12.2006 **Portfolio**	Holding period	Banking book	Trading book	Overall interest-rate risk
		Confidence level: 99%		
		€ m	€ m	€ m
Group (excl. Eurohypo)	10 days	75.6	16.2	77.1
Eurohypo	10 days	5.8	0.0	5.8
Group	10 days	81.4	16.2	82.9

31.12.2005 **Portfolio**	Holding period	Banking book	Trading book	Overall interest-rate risk
		Confidence level: 99%		
		€ m	€ m	€ m
Group	10 days	103.8	30.2	101.2

(82) Concentration of credit risk

Concentrations of credit risk may arise through business relations with individual borrowers or groups of borrowers who share a number of features and whose individual ability to service debt is influenced to the same extent by changes in certain overall economic conditions. These risks are managed by the Global Credit Risk Management Corporates & Markets department. Credit risk throughout the Group is monitored by the use of limits for each individual borrower and borrower unit, through the furnishing of the appropriate security and through the application of a uniform lending policy. In order to minimize credit risk, the Bank has entered into a number of master netting agreements ensuring the right to set off the claims on and liabilities to a client in the case of default by the latter or insolvency. In addition, the management regularly monitors individual portfolios. The Group's lending does not reveal any special dependence on individual sectors.

In terms of book values, the credit risks relating to financial instruments in the balance sheet were as follows on December 31, 2006:

	Claims	
€ m	31.12.2006	31.12.2005
Customers in Germany	**205,929**	**112,607**
Companies and self-employed	70,244	43,906
Manufacturing	11,553	9,593
Construction	1,263	785
Distributive trades	5,511	4,849
Services incl. professions and others	51,917	28,679
Public sector	61,697	29,744
Other retail customers	73,988	38,957
Customers abroad	**88,542**	**41,067**
Corporate and private customers	75,194	37,332
Public sector	13,348	3,735
Sub-total	**294,471**	**153,674**
less valuation allowances	−7,356	−5,161
Total	**287,115**	**148,513**

(83) Liquidity ratio of Commerzbank Aktiengesellschaft (Principle II)

Pursuant to Art. 11, KWG, banks are obliged to invest their funds such that adequate liquidity for payment purposes is guaranteed at all times. They have to demonstrate that they have adequate liquidity in the form of a liquidity analysis (Principle II). Liquidity-weighted assets (claims, securities, etc.), structured to reflect their respective maturity brackets, are set off against certain liquidity-weighted balance-sheet and off-balance-sheet liabilities (debt, lending commitments), broken down by remaining lifetime. Every day, the ratio between the funds in the first maturity bracket (remaining life of up to one month) and the payment obligations which may fall due during this period has to reach a value of one. If the ratio registers this value, liquidity is considered to be adequate. As of December 31, 2006, the liquidity ratio worked out by Commerzbank Aktiengesellschaft was 1.19 (previous year: 1.13). Excess liquidity reached €21.0bn (previous year: €17.2bn).

Liquidity ratios of Commerzbank Aktiengesellschaft in 2006:

	Month-end level		Month-end level
January	1.19	July	1.14
February	1.19	August	1.11
March	1.14	September	1.16
April	1.15	October	1.13
May	1.17	November	1.15
June	1.10	December	1.19

OTHER NOTES

(84) Subordinated assets

The following subordinated assets are included in the assets shown in the balance sheet:

	31.12.2006 €m	31.12.2005 €m	Change in %
Claims on banks	113	8	·
Claims on customers	145	127	14.2
Bonds and notes	302	230	31.3
Other variable-yield securities	77	245	–68.6
Total	**637**	**610**	**4.4**
including: banks in which an equity investment exists	–	222	·

Assets are considered to be subordinated if the claims they represent may not be met before those of other creditors in the case of the liquidation or insolvency of the issuer.

(85) Contingent liabilities and irrevocable lending commitments

	31.12.2006 €m	31.12.2005[1] €m	Change in %
Contingent liabilities	**29,453**	**27,521**	**7.0**
from rediscounted bills of exchange credited to borrowers	4	1	·
from guarantees and indemnity agreements	29,110	27,468	6.0
Credit guarantees	3,214	3,483	–7.7
Other guarantees	19,604	15,081	30.0
Letters of credit	5,847	7,151	–18.2
Other warranties	445	1,753	–74.6
Other commitments	339	52	·
Irrevocable lending commitments	**49,080**	**36,583**	**34.2**
Book credits to banks	1,263	2,073	–39.1
Book credits to customers	46,265	33,281	39.0
Credits by way of guarantee	762	567	34.4
Letters of credit	790	662	19.3

In this table, provision for risks arising from these liabilities has been deducted from the respective items.

1) After adjustment due to change in the provision for possible loan losses.

(86) Volume of managed funds

By type of managed fund, the assets which we manage break down as follows:

	31.12.2006		31.12.2005	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Retail investment funds	406	59.7	438	53.7
Equity-based and balanced funds	221	36.6	240	28.5
Bond-based funds	102	8.0	109	9.9
Money-market funds	19	9.4	21	11.0
Other*)	64	5.7	68	4.3
Special funds	1,604	30.4	1,480	28.5
Property-based funds	7	9.5	4	9.9
Total	**2,017**	**99.6**	**1,922**	**92.1**

*) includes fund-of-funds and retirement funds

The regional breakdown of the funds launched is shown in the following chart:

	31.12.2006		31.12.2005	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Germany	353	43.6	371	43.7
United Kingdom	1,192	24.5	1,116	18.3
Other European countries	299	28.2	300	26.6
America	10	0.6	10	0.7
Other countries	163	2.7	125	2.8
Total	**2,017**	**99.6**	**1,922**	**92.1**

(87) Genuine repurchase agreements (repo and reverse repo transactions) and cash collaterals

Under its genuine repurchase agreements, the Commerzbank Group sells or purchases securities with the obligation to repurchase or return them. The money equivalent deriving from repurchase agreements in which the Commerzbank Group is a borrower (has obligation to take the securities back) is shown in the balance sheet as a liability to banks or customers.

In securities-lending transactions, the counterparty may provide collateral in the form of, for example, liquidity, so the Group avoids the credit risk. The provision of collateral for a lending transaction is known as "cash collateral out" and the receipt of collateral as "cash collateral in".

The genuine repurchase agreements concluded up to the balance-sheet date and the cash collaterals break down as follows:

	31.12.2006 € m	31.12.2005 € m	Change in %
Genuine repurchase agreements as a borrower (repo agreements)			
Liabilities to banks	37,633	41,820	–10.0
Liabilities to customers	10,199	12,674	–19.5
Cash collateral in			
Liabilities to banks	2,870	7,598	–62.2
Liabilities to customers	584	2,165	–73.0
Total	**51,286**	**64,257**	**–20.2**
Genuine repurchase agreements as a lender (reverse repo agreements)			
Claims on banks	22,342	42,329	–47.2
Claims on customers	8,157	8,377	–2.6
Cash collateral out			
Claims to banks	10,602	13,239	–19.9
Claims to customers	1,810	3,820	–52.6
Total	**42,911**	**67,765**	**–36.7**

(88) Securities-lending transactions

Securities-lending transactions are conducted with other banks and customers in order to cover our need to meet delivery commitments or to enable us to effect securities repurchase agreements in the money market. We show lent securities in our balance sheet under our trading portfolio or under the investments and securities portfolio, whereas borrowed securities do not appear in the balance sheet. The expenses and income from securities-lending transactions, insofar as they relate to the past financial year, were recognized under interest paid or received in the income statement and reflect the respective maturities.

	31.12.2006 € m	31.12.2005 € m	Change in %
Lent securities	2,755	7,173	–61.6
Borrowed securities	4,967	7,789	–36.2

(89) Trust transactions at third-party risk

Trust transactions which do not have to be shown in the balance sheet amounted to the following on the balance-sheet date:

	31.12.2006 € m	31.12.2005 € m	Change in %
Claims on banks	1	8	–87.5
Claims on customers	374	330	13.3
Other assets	642	608	5.6
Assets on a trust basis at third-party risk	**1,017**	**946**	**7.5**
Liabilities to banks	279	319	–12.5
Liabilities to customers	738	627	17.7
Liabilities on a trust basis at third-party risk	**1,017**	**946**	**7.5**

(90) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

Like other internationally active banks, the Commerzbank Group has committed itself to meeting the capital adequacy requirements contained in the currently valid version of the Basel accord. This imposes on banks a minimum requirement of 8% of own funds to risk-weighted assets (own funds ratio). A minimum requirement of 4% applies universally for the ratio between core capital and risk-weighted assets (core capital ratio).

Own funds are defined as liable capital that is made up of core and supplementary capital, plus Tier III capital. Core capital mainly consists of subscribed capital plus reserves and hybrid capital and minority interests, less goodwill. Supplementary capital comprises outstanding profit-sharing certificates and subordinated long-term liabilities. Tier III capital consists of short-term subordinated liabilities.

The structure of the Commerzbank Group's capital in accordance with the Basel capital accord yields the following picture:

	31.12.2006 € m	31.12.2005[1)] € m	Change in %
Core capital (Tier I)			
Subscribed capital	1,705	1,705	0.0
Reserves, minority interests, treasury shares	10,867	10,324	5.3
Hybrid capital	2,925	–	.
Other	–	–	.
Total	**15,497**	**12,029**	**28.8**
Supplementary capital (Tier II)			
Hybrid capital	464	–	.
Profit-sharing rights	1,593	1,870	–14.8
Reserves in securities (amount reported: 45%)	820	1,003	–18.2
Subordinated liabilities	6,802	3,574	90.3
Other	545	273	99.6
Total	**10,224**	**6,720**	**52.1**
Tier III capital	**77**	**–**	**.**
Eligible own funds according to BIS	**25,798**	**18,749**	**37.6**

1) After adjustment due to change in the provision for possible loan losses.

as of 31.12.2006	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	154,690	19,031	–	16,561	–	–	190,282
Traditional off-balance-sheet business	4,294	25,570	133	742	444	71	31,254
Derivatives business in investment portfolio	–	2,117	–	3,953	–	–	6,070
Risk-weighted assets, total	**158,984**	**46,718**	**133**	**21,256**	**444**	**71**	**227,606**
Risk-weighted market-risk position multiplied by 12.5							3,875
Total items to be risk-weighted							231,481
Eligible own funds							25,798
Core capital ratio (excluding market-risk position)							6.8
Core capital ratio (including market-risk position)							6.7
Own funds ratio (including market-risk position)							11.1

as of 31.12.2005[1]	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	96,861	7,001	–	12,246	–	–	116,108
Traditional off-balance-sheet business	4,224	17,844	189	623	349	74	23,303
Derivatives business in investment portfolio	–	2,141	–	4,493	–	–	6,634
Risk-weighted assets, total	**101,085**	**26,986**	**189**	**17,362**	**349**	**74**	**146,045**
Risk-weighted market-risk position multiplied by 12.5							3,638
Total items to be risk-weighted							149,683
Eligible own funds							18,749
Core capital ratio (excluding market-risk position)							8.2
Core capital ratio (including market-risk position)							8.0
Own funds ratio (including market-risk position)							12.5

1) After adjustment due to change in the provision for possible loan losses.

Reconciliation of reported capital with eligible equity in accordance with BIS

31.12.2006 € m	Core capital/ Equity	Supplementary/ subordinated capital (excl. IAS effects and deferred interest)	Tier III capital	Total
Reported in balance sheet	15,311	10,856		26,167
Revaluation reserve	–1,746			–1,746
Valuation of cash flow hedges	381			381
Consolidated profit	–493			–493
Minority interests not to be shown in core capital (incl. revaluation reserve, valuation of cash flow hedges) and changes in consolidated companies and goodwill	–867			–867
Hybrid capital non-innovative	600			600
Hybrid capital innovative	2,325	464		2,789
Parts of subordinated capital not eligible due to limited remaining lifetime		–2,374		–2,374
Reallocation to Tier III capital		–78	78	–
Latent revaluation reserves for securities		820		820
General provisions/reserves for defaults		822		822
Other differences	–14	–286	–1	–301
Eligible equity	**15,497**	**10,224**	**77**	**25,798**

(91) Securitization of loans

The use of credit derivatives (such as credit default swaps, total return swaps and credit-linked notes) can reduce the risk weighting of a loan portfolio, whereby the hedging effect of a credit derivative may relate both to individual loans or securities and to entire portfolios of loans or securities. As a rule, security is furnished by means of a synthetic securitization by credit default swap (CDS) and/or by credit-linked notes (CLN). We can hereby achieve three important goals: 1. risk diversification (reduction of credit risks in the portfolio, especially bulk risks), 2. easing the burden on equity capital (through the transfer of credit risks to investors a reduction in the regulatory equity capital requirements according to Principle 1 and BIS is achieved) and 3. funding (use of securitizations as an alternative funding instrument to senior bearer bonds).

By the end of the 2006 financial year, the Commerzbank Group (Commerzbank Aktiengesellschaft and four subsidiaries) had launched 14 securitization programmes as the buyer of protection. The securitization-transaction Eurohypo 2001-1 was called in on September 25, 2006.

The range of legal maturity dates stretches from two to 76 years. All told, credits to customers of €17.4bn had been covered by end-December 2006. This eased the burden on the Bank's risk-weighted assets by €12.2bn.

Name of transaction	Buyer of protection	Year transacted	Duration of transaction in years	Type of claim	Volume of credit €m	Reduction of risk-weighted assets €m
Residence 2000-1	Commerzbank AG (CLN)	2000	32	Private home loans	498	294
Residence 2000-1	Commerzbank AG (CDS)	2000	32	Private home loans	616	245
Residence 2001-1	Commerzbank AG	2001	30	Private home loans	889	334
Promise-C 2002-1	Commerzbank AG	2002	8	Corporate loans	969	740
Residence 2002-1	Commerzbank AG	2002	33	Private home loans	920	889
Residence 2002-2	Commerzbank AG	2002	33	Private home loans	903	533
Residence 2003-1	Commerzbank AG	2003	33	Private home loans	980	590
CoCo Finance 2006-1 PLC	Commerzbank AG, Commerzbank International S.A., Commerzbank (Eurasija) SAO	2006	10	national and international larger corporates	4,500	4,399
Europa One Limited	Eurohypo AG	2000	37	commercial real-estate portfolio	536	499
Eurohypo 2000-1	Eurohypo AG	2000	40	residential real-estate portfolio	189	167
Europa Two Limited	Eurohypo AG	2001	26	commercial real-estate portfolio	200	192
Provide GEMS 2002-1 PLC	Eurohypo AG	2002	45	residential real-estate portfolio	662	639
Europa Three Limited	Eurohypo AG	2003	45	commercial real-estate portfolio	1,040	880
Semper Finance 2006-1	Eurohypo AG	2006	76	Project Castle – commercial real-estate portfolio	1,851	946
STAR 2006-1	Hypothekenbank in Essen AG	2006	2	Private home loans	2,660	865
					17,413	**12,212**

(92) Average number of staff employed by the Bank during the year

	2006			2005		
	Total	male	female	total	male	female
Group	34,530	18,468	16,062	31,542	16,979	14,563
in Germany	25,926	12,832	13,094	24,014	11,935	12,079
abroad	8,604	5,636	2,968	7,528	5,044	2,484

The above figures include both full-time and part-time personnel. Not included in the figures is the average number of employees undergoing training within the Group. The average time worked by part-time staff is 60% (previous year: 60%) of the standard working time.

	Total		male		female	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Trainees	1,278	1,173	512	467	766	706

(93) Remuneration and loans to board members

A detailed description of the principles of the remuneration system for the members of the Board of Managing Directors and members of the Supervisory Board is provided in the remuneration report. This forms part of the management report and appears on pages 17 to 25 of the annual report for the year ending December 31, 2006.

The total remuneration for the members of the Board of Managing Directors and the Supervisory Board under German commercial law and accounting provisions as at the respective year-ends is as follows:

	31.12.2006	**31.12.2005**
	€1,000	€1,000
Board of Managing Directors	23,612	15,851
Supervisory Board	1,977	1,616

The total remuneration for the Board of Managing Directors includes remuneration in kind granted within the standard scope (essentially remuneration in kind from vehicle use and insurance, taxes and social security contributions related to remuneration in kind) which for tax purposes has to be treated as benefits in money's worth.

Where relevant, the stated overall remuneration of the individual members of the Board of Managing Directors includes fees paid for the financial year for serving on the boards of consolidated subsidiaries in the amount of €543 thousand (previous year: €483 thousand).

The following table shows the remuneration in the form of basic salary, variable remuneration, pay-outs from long-term performance plans (LTPs) and other remuneration of the individual members of the Board of Managing Directors. The variable remuneration is shown subject to the annual financial statements of Commerzbank Aktiengesellschaft for the 2006 financial year being approved in their present form.

Amounts in €1,000		Cash remuneration: Basic salary	Cash remuneration: Variable remuneration[2]	Cash remuneration: Payment for the LTPs 2002 and 2003	Other[3]	Total
Klaus-Peter Müller	**2006**	760	2,736	900	80	4,476
	2005	760	2,280	0	86	3,126
Martin Blessing	**2006**	480	1,695	450	77	2,702
	2005	480	1,500	0	69	2,049
Wolfgang Hartmann	**2006**	480	1,350	450	109	2,389
	2005	480	1,500	0	134	2,114
Dr. Achim Kassow	**2006**	480	1,600	–	44	2,124
	2005	480	1,500	–	123	2,103
Bernd Knobloch[1]	**2006**	360	1,125	–	35	1,520
	2005	–	–	–	–	–
Klaus M. Patig	**2006**	480	1,500	0	65	2,045
	2005	480	1,500	0	60	2,040
Michael Reuther[1]	**2006**	120	375	–	2,885	3,380
	2005	–	–	–	–	–
Dr. Eric Strutz	**2006**	480	1,650	196	42	2,368
	2005	480	1,500	0	42	2,022
Nicholas Teller	**2006**	480	1,800	250	78	2,608
	2005	480	1,500	0	58	2,038
Total	**2006**	**4,120**	**13,831**	**2,246**	**3,415**	**23,612**
	2005[4]	**3,640**	**11,280**	**0**	**572**	**15,492**

1) Pro rata for the period since being appointed.

2) 2006 payable in 2007; less remuneration already received for performing board functions at consolidated companies (€543,000; previous year: €483,000).

3) "Other" includes payment in kind in the year under review (€546,000) and, for Mr. Reuther, an amount of €2,869,000 paid to him as special remuneration for payments he had to forego from his previous employer arising from restricted equity units and bonuses when he joined the Board.

4) The totals for 2005 do not include amounts for the member of the Board of Managing Directors Andreas de Maizière who left the Board in 2005 (pro rata fixed pay of €280,000 and payments in kind of €79,000).

The active members of the Board of Managing Directors had and have participated in the 2002-2006 long-term performance plans (LTPs) which are described in detail in Note 28 and represent a share-based form of remuneration. In order to take part in the various plans, the members of the Board of Managing Directors on the basis of their individual decisions have invested in up to 2,500 shares of Commerzbank Aktiengesellschaft and the Chairman in up to 5,000 shares of Commerzbank Aktiengesellschaft per plan at current market prices.

The following table shows the number of shares (corresponding to a "virtual" option per share) per individual active member of the Board and per respective current LTP, as well as the fair values at the time the share-based payment was granted and the fair values as of the valuation date, December 31, 2006. Provisions for the LTPs 2004 to 2006 amounting to €2.0m have been formed for possible future payment liabilities to members of the Board on the basis of the fair values as of December 31, 2006. The allocation affecting profit and loss was €1.4m for all plans in the financial year.

Long-term performance plans

	2004			2005		
	Number of participating shares	Attributable fair value in € when the shares were granted	Attributable fair value in € pro-rated on 31.12.2006	Number of participating shares	Attributable fair value in € when the shares were granted	Attributable fair value in € pro-rated on 31.12.2006
Klaus-Peter Müller	5,000	120,900.00	419,500.00	5,000	137,300.00	186,200.00
Martin Blessing	2,500	60,450.00	209,750.00	2,500	68,650.00	93,100.00
Wolfgang Hartmann	2,500	60,450.00	209,750.00	2,500	68,650.00	93,100.00
Dr. Achim Kassow	–	–	–	2,500	68,650.00	93,100.00
Bernd Knobloch	–	–	–	–	–	–
Dr. Eric Strutz	2,500	60,450.00	209,750.00	2,500	68,650.00	93,100.00
Nicholas Teller	2,500	60,450.00	209,750.00	2,500	68,650.00	93,100.00

	2006		
	Number of participating shares	Attributable fair value in € when the shares were granted	Attributable fair value in € pro-rated on 31.12.2006
Klaus-Peter Müller	5,000	174,550.00	24,550.00
Martin Blessing	2,500	87,275.00	12,275.00
Wolfgang Hartmann	2,500	87,275.00	12,275.00
Dr. Achim Kassow	2,500	87,275.00	12,275.00
Bernd Knobloch	2,500	87,275.00	12,275.00
Dr. Eric Strutz	2,500	87,275.00	12,275.00
Nicholas Teller	2,500	87,275.00	12,275.00

The potential remuneration stemming from participation in the LTPs 2004 to 2006 could deviate considerably from the figures shown in the table above or could even be completely eliminated, because the final pay-out amounts are not fixed until the end of the term of each LTP.

The second pay-out for the LTP 2002 and the first pay-out for the LTP 2003, which were based on the values of the first quarter of 2006, resulted in a payment obligation for the amounts achieved under the terms of the plans.

This pay-out was made in June 2006 in cash. These plans ended with a payment of €80.00 per share contributed for the LTP 2002 and €100.00 per share contributed for the LTP 2003. The table below lists the payments to members of the Board of Managing Directors (€2,246 thousand in total) who participated in these plans regardless of their current board positions. The payments are contained in the total remuneration amount above.

Long-term performance plans

	2002		2003	
	Number of participating shares	Amount in €	Number of participating shares	Amount in €
Klaus-Peter Müller	5,000	400,000.00	5,000	500,000.00
Martin Blessing	2,500	200,000.00	2,500	250,000.00
Wolfgang Hartmann	2,500	200,000.00	2,500	250,000.00
Dr. Eric Strutz	1,200	96,000.00	1,000	100,000.00
Nicholas Teller	–	–	2,500	250,000.00

Payments to former members of the Board of Managing Directors and their surviving dependents amounted to €5,413 thousand in the 2006 financial year (previous year: €7,756 thousand).

For present and former members of the Board of Managing Directors or their surviving dependents the Bank has established a retirement benefit plan: assets to hedge this were transferred to Commerzbank Pensions-Trust e.V. as part of a contractual trust arrangement in the 2006 financial year. The subsequent remaining provisions for pension commitments (defined-benefit liabilities) as of December 31, 2006, amounted to €1.0m for active members and €2.3m for former members of the Board of Managing Directors or their surviving dependents.

As of December 31, 2006, the defined-benefit obligations for active board members totalled €28.6m and those for former members of the Board of Managing Directors or their surviving dependents, €61.1m.

We refer to the section headed Other Regulations in the remuneration report for information on regulations for payments stemming from termination of employment for the active members of the Board of Managing Directors.

Remuneration for the members of the Supervisory Board is regulated in Art. 15 of the Articles of Association of Commerzbank Aktiengesellschaft. The members of our Supervisory Board will receive total remuneration of €1,661 thousand for the 2006 financial year (previous year: €1,393 thousand), provided that the AGM of Commerzbank Aktiengesellschaft resolves that a dividend of €0.75 be paid per no par-value share. The basic and remuneration and remuneration for serving on committees amounts to €1,426 thousand (previous year: €1,116 thousand). Altogether a total of €235 thousand (previous year: €277 thousand) was paid in attendance fees for participation in the meetings of the Supervisory Board and its four committees (Presiding, Audit, Risk and Social Welfare Committees) which met in the year under review. VAT of €316 thousand (previous year: €223 thousand) to be paid on the overall remuneration of the members of the Supervisory Board is refunded by Commerzbank Aktiengesellschaft.

All told, the Board of Managing Directors and Supervisory Board held no more than 1% of the issued shares and option rights of Commerzbank Aktiengesellschaft on December 31, 2006.

On the balance-sheet date, the aggregate amount of advances and loans granted, as well as contingent liabilities, was as follows:

	31.12.2006	31.12.2005
	€1,000	€1,000
Board of Managing Directors	3,251	3,591
Supervisory Board	1,505	1,601

Members of the Board of Managing Directors have been granted cash advances and loans with lifetimes ranging between until further notice and a due date of 2030 and at interest rates ranging between 3.0% and 12.0%. Collateral security is provided on a normal market scale, wherever necessary through mortgages and pledging of security holdings. The overall figure (€3,251 thousand) includes rental guarantees of €23 thousand, provided without a commission fee being charged; this is in line with the Bank's general terms and conditions for members of staff.

The loans and advances to members of the Supervisory Board – including those to employee representatives on this body – were granted with lifetimes ranging between until further notice and a due date of 2031 and at interest rates ranging between 4.7% and 6.7%. In line with market conditions, some loans were granted without collateral security, against mortgages or against the assignment of credit balances and life insurances.

(94) Share-based payments plans

For 2006, total expenses of €172m (previous year: €77m) were recognized for employee services received during the year. The portion of these expenses arising from equity-settled plans is €1m (previous year: €4m), while for cash-settled plans it is €171m (previous year: €73m). As of December 31, the share-based payments reserve in equity amounted to €2m (previous year: €7m) and the provision that was formed €219m (previous year: €109m).

The following provides more information on the long-term performance plans (LTPs) and staff remuneration plans/stock option programmes within the Jupiter International Group plc (JIG). Further subsidiaries of the Commerzbank Group also offer their staff share-based remuneration plans. The overall expense for these plans was €19m (previous year: €6m) in 2006. Of this additional expense, €6m is due to the consolidation of Eurohypo. As of December 31, 2006, provisions of €37m (previous year: €8m) and a reserve in equity of €2m (previous year: €2m) were recognized. Eurohypo accounted for €19m of the provisions formed.

Long-term performance plans

In 2006 the expenses recognized for services performed by staff amounted to €35m (previous year: €15m). The additional expenses are a consequence of the strong performance of Commerzbank shares. As of December 31, 2006 the provision which had been formed was €26m (previous year: €20m). That the provision increased only slightly compared to the expenses incurred can be attributed to their use for the pay-out of the LTPs 2002 and 2003. More details and conditions are explained in Note 28 of this annual report. In accordance with IFRS 2, all the plans are recognized as cash-settled.

The estimated fair values as of December 31, 2006, are as follows:

Type	Date of grant	Fair value per award at grant date	
		31.12.2006 in euros	31.12.2005 in euros
LTP2002	April 1, 2002	n.a.	44.54
LTP2003	April 1, 2003	n.a.	99.35
LTP2004	April 1, 2004	92.47	76.10
LTP2005	April 1, 2005	67.59	62.36
LTP2006	April 1, 2006	21.76	–

Further details on the long-term performance plans outstanding during the year:

	2006 Number of awards	2005 Number of awards
Outstanding at beginning of year	**893,650**	**771,600**
Granted during the year	330,350	222,350
Forfeited during the year	12,400	38,250
Exercised during the year	390,550	–
Expired during the year	82,650	62,050
Outstanding at year-end	**738,400**	**893,650**

The remaining expected lives of the awards outstanding at year-end vary from 0.3 years to 2.6 years.

The fair values of the LTPs awards are calculated using the Monte Carlo model. The inputs into the model were as follows:

	31.12.2006	31.12.2005
Volatility of the Commerzbank share price	13%-30%	23%-29%
Volatility of the Euro Stoxx Banks Index	8%-15%	10%-12%
Correlation of Commerzbank share price to index	39%-80%	57%-68%
Commerzbank dividend yield	2.6%-3.2%	1.9%-2.4%
Dividend yield of DJ Euro Stoxx Banks Index	2.4%	2.3%
Risk-free interest rate	2.8%-3.9%	2.7%-2.8%

The volatility and correlation are based on the historical volatility of the Commerzbank share price and the Dow Jones (DJ) Euro Stoxx Banks Index and their correlation over the period up to the valuation date, taking into account the expected remaining life of the plans. A rate of 4.5% p.a. was assumed for staff turnover.

Staff remuneration/share option plans of Jupiter International Group

As of January 1, 2006 there were three plans outstanding. In 2006, the expenses recognized for services performed by staff amounted to €118m (previous year: €56m). The considerable additional expenses are a consequence of the very good performance of the Jupiter Group. As of December 31, 2006 the provision which had been formed was €156m (previous year: €81m). That the provision increased only slightly compared to the incurred expenses can be attributed to their use for pay-out of C shares. The details and conditions of the Jupiter share option programmes are explained in detail in Note 28 of this annual report. In accordance with IFRS 2, all the plans are recognized as cash-settled.

Details of the plans outstanding during the year:

	2006			2005	
	Number of awards		Weighted exercise price in euros	Number of awards (C/D/E awards)	Weighted exercise price (average) in euros (C/D/E awards)
	C/D/E awards	F shares			
Outstanding at beginning of year	**21,222,586**	**–**	**4.93**	**21,057,999**	**3.57**
Granted during the year	–	6,447,623	–	5,679,235	7.66
Forfeited during the year	377,703	–	5.73	940,264	5.14
Exercised during the year	5,302,629	–	2.50	4,574,384	2.02
Expired during the year	850,720	–	2.06	–	–
Outstanding at year-end	**14,691,534**	**6,447,623**	**5.99**	**21,222,586**	**4.93**
Exercisable at year-end	403,655	–	5.07	4,503,147	2.02

In 2006, all C rights were either exercised or expired as the exercise criteria were not met. The weighted average fair value of the F shares issued over the course of the year was €16.02. The share values on the exercise date for the C shares and D options exercised in 2006 were €10.26 (2005: €7.12) and €11.06 respectively.

The following table provides details on the awards outstanding at year-end, ranked by the respective exercise prices for the awards/options:

Exercise price in euros	5.07	7.56	n.a.
Number of outstanding awards	9,282,299	5,409,235	6,447,623
Weighted average fair value in euros	13.93	12.03	16.02
Weighted average remaining contractual life	0.7 years	2.0 years	2.0 years

The fair values of the plans are calculated at each balance-sheet date, using an actuarial binominal model. The inputs into the model were as follows:

	2006	2005
C share value (in euros)	n.a.	10.30
D and E share value (in euros)	18.80	11.10
F share value (in euros)	18.80	-
Expected volatility (in %)	31.0	33.0
Risk-free interest rate (in %)	5.1-5.3	4.2

As Jupiter is not a listed company, no historical volatility is available. Volatility has therefore been assumed on the basis of average historical volatility of comparable listed shares and for the expected remaining life of the options.

(95) Other commitments

Commitments towards companies both outside the Group and not included in the consolidation for uncalled payments on shares in private limited-liability companies issued but not fully paid amount to €0.4m (previous year: €2m).

The Bank is responsible for the payment of assessments of up to €173m to Liquiditäts-Konsortialbank (Liko) GmbH, Frankfurt am Main, the "lifeboat" institution of the German banking industry. The individual banking associations have also declared themselves responsible for the payment of assessments to Liko. To cover such assessments, Group companies have pledged to Liko that they will meet any payment in favour of their respective associations.

Under Art. 5, (10) of the statutes of the German banks' Deposit Insurance Fund, we have undertaken to indemnify the Association of German Banks, Berlin, for any losses incurred through support provided for banks in which Commerzbank holds a majority interest.

Obligations towards futures and options exchanges and also towards clearing centres, for which securities have been deposited as collateral, amount to €1,095m (previous year: €802m).

Our subsidiaries Caisse Centrale de Réescompte S.A., Paris, and cominvest Asset Management S.A., Luxembourg, have provided performance guarantees for selected funds.

(96) Lessor and lessee figures

Lessor figures – operating leasing –

Commerzbank is a lessor on operating leases. The leases include, in particular, real estate and vehicles rented out as of the balance-sheet date. The development of leasing assets is shown in note 54.

The following minimum leasing payments stemming from noncallable leases will accrue to the Commerzbank Group over the next few years from operating leases granted:

Due date	31.12.2006 € m
In under 1 year	55
In 1 to 5 years	115
In more than 5 years	119
Total	**289**

No conditional leasing installments have been agreed in the leasing agreements.

Lessor figures – finance leasing –

Commerzbank is a lessor on finance leases. The leases include, in particular, real estate and office furniture and equipment (e.g. vehicles, copying machines) rented as of the balance-sheet date.

	31.12.2006 € m	31.12.2005 € m
Outstanding leasing payments	870	694
+ guaranteed residual values	76	67
= minimum leasing payments	946	761
+ non-guaranteed residual values	16	15
= gross investments	962	776
– unrealized financial income	112	100
= net investments	850	676
– net present value of non-guaranteed residual values	12	6
= net present value of minimum leasing payments	838	670

The minimum leasing payments include the total leasing installments to be paid by the lessee from the leasing agreement plus the guaranteed residual value. The non-guaranteed residual value is estimated at the beginning of the leasing agreement and reviewed as of the effective date on a regular basis. The unrealized financial income is equivalent to the interest implicit in the leasing agreement between the effective date and the end of the contract.

The gross total rental payments and net present values of the minimum leasing payments from noncallable finance leasing agreements are broken down as follows:

Remaining lifetimes as of 31.12. in € m	Gross investments		Net present value of minimum leasing payments	
	2006	**2005**	**2006**	**2005**
In under 1 year	359	267	308	234
In 1 to 5 years	562	468	494	400
In more than 5 years	41	41	36	36
Total	**962**	**776**	**838**	**670**

Lessee figures – operating leasing –

The Group's existing obligations arising from operating leases involve rental and leasing agreements for buildings and office furniture and equipment and lead to expenses of €297m (previous year: €314m).

Due date	**31.12.2006** €m
In under 1 year	247
In 1 to 5 years	201
In more than 5 years	168
Total	**616**

Subletting agreements have been signed for buildings no longer in use in the Commerzbank Group. Many leases are of noncallable duration. The following income will accrue to the Commerzbank Group in the next few years from these leases:

Due date	**31.12.2006** €m
In under 1 year	20
In 1 to 5 years	70
In more than 5 years	55
Total	**145**

No conditional leasing installments have been agreed in the leasing agreements.

(97) Letter of comfort

In respect of the subsidiaries listed below and included in the consolidated financial statements of our Bank, we ensure that, except in the case of political risks, they are able to meet their contractual liabilities.

Name	Registered office
AFÖG GmbH & Co. KG	Frankfurt am Main
BRE Bank Hipoteczny SA	Warsaw
BRE Bank SA	Warsaw
BRE Leasing Sp. z o.o.	Warsaw
Caisse Centrale de Réescompte, S.A.	Paris
CCR Actions	Paris
CCR Chevrillon-Philippe	Paris
CCR Gestion	Paris
comdirect bank Aktiengesellschaft	Quickborn
COMINVEST Asset Management GmbH	Frankfurt am Main
COMINVEST Asset Management Ltd.	Dublin
COMINVEST Asset Management S.A.	Luxembourg
Commerz (East Asia) Ltd.	Hong Kong
Commerz Asset Management Asia Pacific Pte Ltd.	Singapore
Commerz Equity Investments Ltd.	London
Commerz International Capital Management (Japan) Ltd.	Tokyo
Commerzbank (Eurasija) SAO	Moscow
Commerzbank (South East Asia) Ltd.	Singapore
Commerzbank (Switzerland) Ltd	Zurich
Commerzbank Asset Management Asia Ltd.	Singapore
Commerzbank Belgium S.A./N.V.	Brussels
Commerzbank Capital Markets Corporation	New York
Commerzbank Europe (Ireland)	Dublin
Commerzbank Europe Finance (Ireland) plc	Dublin
Commerzbank International S.A.	Luxembourg
Commerzbank Overseas Finance N.V.	Curaçao
Commerzbank Zrt.	Budapest
CommerzLeasing und Immobilien AG	Düsseldorf
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	Luxembourg
Eurohypo Aktiengesellschaft	Eschborn
European Bank for Fund Services GmbH (ebase)	Haar near Munich
Gracechurch TL Ltd.	London
Hypothekenbank in Essen AG	Essen
Intermarket Bank AG	Vienna
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Jupiter KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Luna KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Neptun KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Pluto KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Uranus KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Venus KG	Düsseldorf
P.T. Bank Finconesia	Jakarta
Stampen S.A.	Brussels
Transfinance a.s.	Prague

(98) Corporate Governance Code

We have issued our declaration of compliance with the German Corporate Governance Code pursuant to Art. 161 of the German Stock Corporation Act (AktG) and made it available to shareholders on the internet (www.commerzbank.com).

Frankfurt am Main, March 6, 2007
The Board of Managing Directors



boards of commerzbank aktiengesellschaft

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
(since April 1, 2006)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit
(until January 31, 2007)

Dr.-Ing. Ekkehard D. Schulz
(until March 31, 2006)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch
(since April 1, 2006)

Klaus M. Patig
(until January 31, 2007)

Michael Reuther
(since October 1, 2006)

Dr. Eric Strutz

Nicholas Teller

Honorary Chairman of the Supervisory Board
Dr. Walter Seipp

*) elected by the Bank's employees

group auditors' report

We have audited the consolidated financial statements prepared by Commerzbank Aktiengesellschaft, Frankfurt am Main, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the Parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 7, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rausch	Steinrück
(Wirtschaftsprüfer)	(Wirtschaftsprüfer)
(German public auditor)	(German public auditor)



Lars-Hendrik Angerer Group Head of Customer Communications, Private and Business Customers.

/ new advertising campaign /



"Putting across what we stand for and giving an incentive to become one of our customers – that's what advertising has to do for us."

Lars-Hendrik Angerer, who is responsible for customer communications in the Private and Business Customers department, implemented the new advertising campaign for retail banking.

In our TV advertising, the core message – that the bank looks ahead and takes the initiative with its customers – is presented creatively. At the heart of the campaign in 2006 were the *Topzins* investment product and the introduction of the free current account. The success of the campaign is reflected in the large number of new customers attracted just to these products. The advertising campaign also has another aim: to give the Bank a much fresher image.

report of the supervisory board



Martin Kohlhaussen

Dear shareholders,

During the past business year, we regularly advised the Board of Managing Directors in its conduct of the Bank's affairs and supervised the way in which Commerzbank was managed. The Board of Managing Directors reported to us regularly, promptly and extensively, in both written and verbal form, on all the main developments at the Bank. We received regular information on the company's business position and the economic situation of its individual business lines, on its corporate planning and on the strategic orientation of the Bank, and we advised the Board of Managing Directors on these topics. Between meetings I, as the Chairman of the Supervisory Board, was constantly informed by the Chairman of the Board of Managing Directors about current business progress and major business events within both the Bank and the Group. We were involved in all decisions of major importance for the Bank, giving our approval wherever required after extensive consultation and examination of the matter.

Meetings of the Supervisory Board

All told, five ordinary meetings of the Supervisory Board took place in the past financial year.

Eurohypo AG was the focus of our discussions during the past year. The completion of this acquisition, the issuance of hybrid bonds to fund the acquisition and the progress made in integrating Eurohypo into the Commerzbank Group were addressed in detail over the course of several meetings. We also obtained regular, comprehensive reports on the Bank's current business situation and discussed these in detail with the Board of Managing Directors. Another focus of our activities was a review of strategic options for the Bank, in particular potential acquisitions both inside and outside of Germany. In addition, the Board of Managing Directors informed us regularly about the reduction of the Bank's

non-strategic equity holdings. We subjected each report of the Board of Managing Directors to critical analysis, in some cases requesting supplementary information, which was always provided immediately and to our satisfaction.

At the meeting on February 14, 2006 our discussion focused in part on the preliminary figures for the past financial year, but mainly on the presentation of the Asset Management segment. Drawing upon detailed documents, the Board of Managing Directors described the business progress and the resulting core responsibilities of this unit and discussed the strategic options with us.

At the meeting on March 28, 2006 we examined the annual financial statements and the consolidated financial statements for 2005; we reported on this in detail in the last annual report. The meeting on May 17, 2006, was devoted exclusively to preparing for the upcoming Annual General Meeting.

At the meeting on July 5, 2006 the Board of Managing Directors presented current developments in the Private and Business Customers and Private Banking departments, outlining the planned measures for further improving results in this segment. To supplement this information, we were informed of the latest developments in Asset Management. In the ensuing discussion, we satisfied ourselves that the expectations and targets that had been presented were plausible and reviewed various possibilities for action. The Board of Managing Directors also reported on the status and strategy of the Corporates & Markets department and on the planned acquisition of a bank in Russia. In intensive talks with the Board of Managing Directors, we reviewed the Board's basic appraisal of the situation in the Russian banking market and talked about the necessary prerequisites for taking this step.

At the meeting on November 2, 2006, the focus of our discussions was mainly strategy and planning, including the budget for 2007 and medium-term planning. Here the targets for the Bank and the Group, which were based on these business figures, were presented to us and we discussed them in detail with the Board of Managing Directors. In addition we listened to reports on the business progress and strategy of the *Mittelstandsbank* both in Germany and abroad and on projects and staff measures in this area, and were given information about the status of negotiations for the acquisition of a Russian bank. Another topic at this meeting was the Bank's corporate governance, especially the evaluation of the Supervisory Board's examination of its efficiency, adjustments arising due to amendments to the German Corporate Governance Code in June 2006 and the issuance of the annual declaration of compliance. Further details on corporate governance at Commerzbank and on the Supervisory Board's examination of its efficiency can be found in this annual report on pages 13 to 16.

In several meetings, we discussed matters relating specifically to the Board, in particular the new appointments of Mr Knobloch and Mr Reuther to the Board of Managing Directors and the routine extensions of appointments of Board members.

Committees

The Supervisory Board continues to have five committees. Their composition appears on page 212 of this annual report.

The Presiding Committee convened four times during the year under review. A circular resolution on capital measures relating to the issuance of shares to employees was also adopted. Its discussions were devoted to preparing the plenary meetings and to studying the topics in greater depth, especially with regard to the business situation and the Bank's strategic orientation. In addition, the Presiding Committee prepared the Supervisory Board decisions on the appointments of Mr Knobloch and Mr Reuther to the Board of Managing Directors and on the extensions of the contracts of members the Board of Managing Directors, and as scheduled addressed matters relating to the compensation of the Board of Managing Directors. We also talked about the Bank's internal audit report and the greatest legal risks the Bank faces. Other topics were loans to Bank staff and members of its boards, and strategic equity holdings in the financial sector.

The Audit Committee met five times altogether in 2006. With the auditors attending, it discussed Commerzbank's financial statements and consolidated financial statements, and also the auditors' reports. The Audit Committee requested the statement of independence by the auditors pursuant to section 7.2.1 of the German Corporate Governance Code and commissioned the auditors to conduct the audit. It arranged the main points of the audit with the auditors, also reaching agreement with them on their fee. The Audit Committee also dealt with commissions for the auditors to perform non-audit services and regularly received reports on the current state and individual findings of the audit of the annual financial statements. Other issues included fraud prevention at the bank and the internal audit. The auditors were represented at the various meetings and reported on their auditing activities.

The Risk Committee convened four times during the past business year. A circular resolution pertaining to the sale of the Bank's holding in Korea Exchange Bank was also adopted, on the basis of extensive documents. At the four meetings, the Risk Committee studied the Bank's risk situation and risk management intensively, especially market, credit and operational risk. Significant individual commitments for the Bank were discussed in detail with the Board of Managing Directors. Another topic was a review of the Bank's policy with regard to equity holdings.

The Social Welfare Committee held one meeting during the year under review in which it dealt with employees' training and qualification at Commerzbank, staff turnover, company healthcare management and various Bank efficiency programmes.

As in previous years, the Conciliation Committee formed pursuant to Art. 27 (3) of the German Co-Determination Act did not have to meet in 2006. The committees regularly reported on their work at plenary sessions.

No conflicts of interest arose for the members of the Supervisory Board during the year under review.

Financial statements and consolidated financial statements

The auditors and Group auditors appointed by the Annual General Meeting, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, audited the annual financial statements and the consolidated financial statements of Commerzbank AG and also the management reports of the Parent Bank and the Group, giving them their unqualified certification. The financial statements were prepared according to the rules of the German Commercial Code (HGB) and the consolidated financial statements according to International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). The documents of the financial statements and the auditors' reports, together with the management's proposal for the appropriation of profit, were sent to all members of the Supervisory Board in good time. In addition, the members of the Audit Committee received the complete annexes and notes relating to the auditors' reports; all members of the Supervisory Board had the opportunity to inspect these documents. At the meeting on March 27, 2007 the Audit Committee dealt at length with the financial statements. At the plenary session in our balance-sheet meeting on the same day we also examined the annual financial statements and the consolidated financial statements of Commerzbank AG and also the management reports of the Parent Bank and the Group including the information pursuant to Arts. 289 (4) and 315 (4) of the German Commercial Code (HGB). The auditors attended both the audit committee and plenary meetings, explaining the main findings of their audit and answering questions. At both meetings, the financial statements were discussed at length with the Board of Managing Directors and the representatives of the auditors.

In view of the final outcome of the examination by the Audit Committee and of our own examination, we raised no objections to the financial and consolidated financial statements and concur with the findings of the auditors. The Supervisory Board has approved the financial statements of the Parent Bank and the Group presented by the Board of Managing Directors, and the financial statements of the parent bank may accordingly be regarded as adopted. We concur with the proposal of the Board of Managing Directors regarding the appropriation of profit.

Notes to the information pursuant to Arts. 289 (4) and 315 (4) of the German Commercial Code (HGB)

Pursuant to Art. 171 (2) of the German Stock Corporation Act *(Aktiengesetz)*, we explain the information required under Arts. 289 (4) and 315 (4) of the German Commercial Code (HGB) in the management report on page 26 et seq. of this annual report as follows:

- The structure of the share capital is determined by the Articles of Association. Commerzbank has only issued ordinary shares, there are no preference shares or special rights of individual shareholders. Members of the Board of Managing Directors are appointed and replaced in line with legal requirements and those set forth in the Articles of Association. According to Art. 6 (2) of the Articles of Association, the Board of Managing Directors comprises a minimum of two people; in all other respects the Supervisory Board defines

the number of members on the Board of Managing Directors. Amendments to the Articles of Association have been made easier within the legally permissible scope.

- The authority of the Board of Managing Directors to increase share capital from authorized and conditional capital, to issue convertible bonds or bonds with warrants or profit-sharing certificates and to repurchase own shares allows the Bank to respond appropriately and promptly to changed capital needs.

- The agreements with the members of the Board of Managing Directors in the event of a change of control at Commerzbank are described in detail in the remuneration report on page 20 et seq. and do not require any additional explanation. The employment contracts of employees do not generally contain any provisions in the event of a change of control; the Bank has only accepted these types of provision in exceptional cases.

- The provisions that Commerzbank has negotiated with contract partners as part of its general business activities in the event of a change of control are presented in detail on page 27 and are self-explanatory.

We thank the Board of Managing Directors and all employees for their great personal commitment and efforts, which made Commerzbank's good result in 2006 possible.

For the Supervisory Board

Martin Kohlhaussen
Chairman
Frankfurt am Main, March 27, 2007

supervisory board

Dr. Walter Seipp
Honorary Chairman
Frankfurt am Main

Dr. h.c. Martin Kohlhaussen
Chairman
Frankfurt am Main

Uwe Tschäge*)
Deputy Chairman
Commerzbank AG
Düsseldorf

Hans-Hermann Altenschmidt*)
Commerzbank AG
Essen

Dott. Sergio Balbinot
Managing Director
Assicurazioni Generali S.p.A.
Trieste

Herbert Bludau-Hoffmann*)
Dipl.-Volkswirt
ver.di National Administration
Financial Services
Essen

Astrid Evers*)
Commerzbank AG
Hamburg

Uwe Foullong*)
Member of the
ver.di National Executive
Committee
Berlin

Daniel Hampel*)
Commerzbank AG
Berlin

Dr.-Ing. Otto Happel
Manager
Luserve AG
Lucerne

Dr. jur. Heiner Hasford
Member of the Board of
Managing Directors
Münchener Rückversicherungs-
Gesellschaft AG
Munich

Sonja Kasischke*)
Commerzbank AG
Brunswick

Wolfgang Kirsch*)
Commerzbank AG
Frankfurt am Main

Werner Malkhoff*)
Commerzbank AG
Frankfurt am Main

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
Deputy Chairman of the
Board of Managing Directors
ThyssenKrupp AG
Düsseldorf
(since April 1, 2006)

Klaus Müller-Gebel
Lawyer
Frankfurt am Main

Dr. Sabine Reiner*)
Trade Union Specialist
Economic Policy
ver.di National Administration
Berlin

Dr. Erhard Schipporeit
Consultant
Hanover
(until January 31, 2007)

Prof. Dr. Jürgen F. Strube
Chairman of the
Supervisory Board
BASF Aktiengesellschaft
Ludwigshafen

Dr. Klaus Sturany
Member of the Board of
Managing Directors
RWE Aktiengesellschaft
Essen

Dr.-Ing. E.h. Heinrich Weiss
Chairman
SMS GmbH
Düsseldorf

*) elected by the Bank's employees

committees of the supervisory board

Presiding Committee	Dr. h.c. Martin Kohlhaussen, Chairman Werner Malkhoff Prof. Dr. Jürgen F. Strube Uwe Tschäge
Audit Committee	Klaus Müller-Gebel, Chairman Hans-Hermann Altenschmidt Dott. Sergio Balbinot Dr.-Ing. Otto Happel Wolfgang Kirsch
Risk Committee	Dr. h.c. Martin Kohlhaussen, Chairman Dr. jur. Heiner Hasford Klaus Müller-Gebel Dr.-Ing. E.h. Heinrich Weiss
Social Welfare Committee	Dr. h.c. Martin Kohlhaussen, Chairman Astrid Evers Daniel Hampel Klaus Müller-Gebel Uwe Tschäge Dr.-Ing. E.h. Heinrich Weiss
Conciliation Committee (Art. 27, (3), German Co-determination Act)	Dr. h.c. Martin Kohlhaussen, Chairman Werner Malkhoff Prof. Dr. Jürgen F. Strube Uwe Tschäge

central advisory board

Dr. Burckhard Bergmann
Chairman of the Board of
Managing Directors
E.ON Ruhrgas AG
Essen
Member of the Board of
Managing Directors
E.ON AG
Düsseldorf

Dominic Brenninkmeyer
Senior Partner
BREGAL INVESTMENTS
Düsseldorf

Dr. Hubertus Erlen
Deputy Chairman of the
Supervisory Board
Bayer Schering Pharma AG
Berlin

Dietrich-Kurt Frowein
Frankfurt am Main

Gabriele Galateri di Genola
Chairman
Mediobanca
Banca di Credito
Finanziario S.p.A.
Milan

Prof. Dr. Johanna Hey
Head of
Institute of Fiscal Law
University of Cologne
Cologne

Prof. Dr.-Ing. Dr.-Ing. E.h.
Hans-Peter Keitel
Chairman of the Board of
Managing Directors
HOCHTIEF AG
Essen

Uwe Lüders
Chairman of the Board of
Managing Directors
L. Possehl & Co. mbH
Lübeck

Friedrich Lürssen
Chief Executive
Fr. Lürssen Werft GmbH & Co. KG
Bremen

Wolfgang Mayrhuber
Chairman of the Board of
Managing Directors
Deutsche Lufthansa
Aktiengesellschaft
Cologne/Frankfurt am Main

Friedrich Merz, MdB
Lawyer
Mayer, Brown, Rowe & Maw LLP
Berlin/Frankfurt am Main

Dr. Jörg Mittelsten Scheid
Chairman of the Advisory Board
Vorwerk & Co. KG
Wuppertal

Dr. Christoph M. Müller
Lawyer
Member of the
Shareholders' Committee
and the Supervisory Board
Vaillant GmbH
Remscheid

Hans Dieter Pötsch
Member of the Board of
Managing Directors
Volkswagen AG
Wolfsburg

Dr. Jürgen Radomski
Member of the Board of
Managing Directors
Siemens AG
Munich

Dr. h.c. Hans Reischl
Cologne

Dr. Axel Frhr. v. Ruedorffer
Bad Homburg

Dr. Ernst F. Schröder
General Partner
Dr. August Oetker KG
Bielefeld

Jürgen Schulte-Laggenbeck
Member of the Board of
Managing Directors
OTTO (GmbH + Co KG)
Hamburg

Dr.-Ing. Ulrich Schumacher
General Partner
Francisco Partners AG
Munich

Dr. Walter Thiessen
Chairman of the Board of
Managing Directors
AMB Generali Holding AG
Aachen

Dr. Klaus Trützschler
Member of the Board of
Managing Directors
Franz Haniel & Cie. GmbH
Duisburg

Dr. Michael Werhahn
Member of the Board of
Managing Directors
Wilh. Werhahn KG
Neuss

Dr. Wendelin Wiedeking
Chairman of the Board of
Managing Directors
President and
Chief Executive Officer
Dr. Ing. h.c. F. Porsche AG
Stuttgart

| board of managing directors |



Banking departments
Group Treasury
Public Finance

Staff department
Legal Services

Banking departments
German
Asset Management
International
Asset Management
Private Banking
Private and
Business Customers
Retail Credit

comdirect bank AG

Banking department
Corporates & Markets

Regions abroad
Western Europe
America
Africa

Staff departments
Credit Risk and Economic
Capital Control
Risk Strategy/Market and
Operationel Risk Control
Credit Risk Management
Private and Business Customers
Global Credit Risk Management
Corporates & Markets
Global Credit Risk Management
Commercial Real Estate
and Public Finance



Chairman of the Board of Managing Directors

Staff departments
Group Communications
Strategy and Controlling

Banking departments
Corporate Banking
Financial Institutions

Service departments
Information Technology
Transaction Banking

Regions abroad
Central and Eastern Europe
Asia

Staff departments
Accounting and Taxes
Financial Controlling
Group Compliance
Human Resources
Internal Auditing

Service department
Organization

Banking department
Commercial Real Estate

Commerz Grundbesitz-gesellschaft mbH

CommerzLeasing und Immobilien AG

regional board members

CORPORATE CUSTOMERS

Peter Bürger
Asia, Oceania

Martin Fischedick
Mittelstand
Bielefeld, Bremen, Cologne, Dortmund, Düsseldorf, Essen, Hamburg, Hanover

Jochen H. Ihler
Mittelstand
Frankfurt, Mainz, Mannheim, Munich, Nuremberg, Stuttgart

Andreas Kleffel
Larger corporates centres Western Germany

Klaus Kubbetat
Mittelstand
Berlin, Central Germany
Larger corporates unit Eastern Germany

Wilhelm Nüse
Central and Eastern Europe, CIS

Andreas Schmidt
Larger corporates centres Central, Southern, South-Western Germany

Werner Weimann
Larger corporates centres Northern Germany
Center of Competence
- Renewable Energies
- Global Shipping

PRIVATE CUSTOMERS

Gustav Holtkemper
Bielefeld, Bremen, Cologne, Dortmund, Düsseldorf, Essen, Hamburg, Hanover, Kiel, Wuppertal

Joachim Hübner
Berlin, Dresden, Erfurt, Frankfurt, Leipzig, Mainz, Mannheim, Munich, Nuremberg, Stuttgart

group chief operating officer

Frank Annuscheit
Information Technology
Transaction Banking

group managers

Markus Beumer
Corporate Banking

Tanja Birkholz
Risk Strategy/Market and Operational Risk Control (as of April 1, 2007)

Udo Braun
Transaction Banking Markets

Dr. Thorsten Broecker
Financial Controlling

Peter Bürger
Risk Control (until March 31, 2007)

Dr. Detlev Dietz
Chief Operating Officer Asset Management

Jörg Erlebach
Credit Risk and Economic Capital Control (as of April 1, 2007)

Dr. Mihael Foit
IT Production

Dr. Kai Franzmeyer
Group Treasury

Dr. Bernhard Fuhrmann
Commercial Real Estate

Günter Hugger
Legal Services
Chief Legal Adviser

Oliver Jost
Group Compliance

Wolfgang Kirsch
Organization

Dr. Sebastian Klein
Asset Management Germany

Jochen Klösges
Strategy and Controlling

Hartwig Kock
Internal Auditing

Dr. Jörg Krämer
Corporates & Markets Research

Ulrich Leistner
Corporates & Markets
Client Relationship Management

Corinna Barbara Linner
Accounting and Taxes

Richard Lips
Group Communications

Christof Maetze
Financial Institutions

Michael Mandel
Private and Business Customers

Hugues de la Marnierre
Corporates & Markets
Sales

Thomas Müssener
IT Applications

Markus Plümer
Corporates & Markets
Research

Albert Reicherzer
Transaction Banking Backoffice

Dr. Thorsten Reitmeyer
Private Banking

Michael Schmid
Global Credit Risk Management
Corporates & Markets

Roman Schmidt
Corporates & Markets
Corporate Finance

Dirk Wilhelm Schuh
Global Credit Risk Management
Commercial Real Estate and Public Finance

Michael Seelhof
Chief Operating Officer
Corporates & Markets

Ulrich Sieber
Human Resources

Willi Ufer
Corporates & Markets
Markets

Christian Weber
Retail Credit

Klaus Windheuser
Credit Risk Management
Private and Business Customers

Roland Wolf
IT Support

managers of domestic main branches

CORPORATE BANKING

Berlin
Jörg Schauerhammer

Bielefeld
Thomas Elshorst

Bremen
Carl Kau

Central Germany
Kai Uwe Schmidt

Cologne
Michael H. G. Hoffmann

Dortmund
Karl-Friedrich Schwagmeyer

Düsseldorf
Manfred Breuer

Essen
Hans Engelmann

Frankfurt am Main
Günter Tallner

Hamburg
Jürgen Werthschulte

Hanover
Frank Schulz

Mainz
Peter Radermacher

Mannheim
Ilse Maria Arnst

Munich
Michael Bücker

Nuremberg
Bernd Grossmann

Stuttgart
Klaus-Uwe Mühlenbruch

Larger corporates centres Corporate Banking

Düsseldorf
Peter Ahls

Munich
Sven Gohlke

Stuttgart
Dr. Bernd Laber

PRIVATE AND BUSINESS CUSTOMERS

Berlin
Thomas Minks

Bielefeld
Edwin Kieltyka

Bremen
Wolfgang Schönecker

Cologne
Michael Sonnenschein

Dortmund
Dieter Mahlmann

Dresden
Dr. Mathias Ullrich

Düsseldorf
Andreas Vogt

Erfurt
Andreas Fabich

Essen
Manfred Schlaak

Frankfurt am Main
Klaus Heyer

Hamburg
Erhard Mohnen

Hanover
Michael Koch

Kiel
Michael Görtz

Leipzig
Roland Löffler

Mainz
Alberto Kunze

Mannheim
Jochen Haaf

Munich
Hans-Peter Rien

Nuremberg
Frank Haberzettel

Stuttgart
Thomas Vetter

Wuppertal
Dr. Bernd Türk

managers of foreign branches

Amsterdam
Dirk Dreiskämper

Atlanta
Edward Forsberg

Barcelona
Alois Brüggemann

Bratislava
Martin Horváth

Brno
Bronislav Hybl

Brussels
Burkhard von der Osten

Chicago
John Marlatt

Hong Kong
Harald W. A. Vogt

Johannesburg
Clive Kellow

London
Günter Jerger
Dereck Rock
Harry Yergey

Los Angeles
Christian Jagenberg

Madrid
Mariano Riestra

Milan
Cristina Sironi-Sommer

New York
Werner Boensch
Joachim Döpp

Paris
Felix Rüther

Prague
Günter Steiner
Dr. Jutta Walter

Shanghai
Michael Reichel

Singapore
Dr. Thomas Roznovsky

Tokyo
Norio Yatomi

board of trustees of commerzbank foundation

managers of domestic group companies

CBG Commerz Beteiligungs-gesellschaft Holding mbH
Dr. Armin Schuler

comdirect bank AG
Dr. Andre Carls
Torsten Daenert
Karin Katerbau

cominvest Asset Management GmbH
Dr. Sebastian Klein
Michael Hartmann
Volker Kurr
Ingo Mainert

Commerz Business Consulting GmbH
Dr. Ralf Klinge

Commerz Grundbesitz-gesellschaft mbH
Dr. Frank Pörschke
Dr. Heiko Beck
Leo Lousberg

CommerzLeasing und Immobilien AG
Hubert Spechtenhauser
Eberhard Graf
Roland Potthast
Günter Ress

Commerz Service Gesellschaft für Kundenbetreuung mbH
Jens Müller
Irmgard Röhm

Eurohypo AG
Bernd Knobloch
Joachim Plesser
Henning Rasche
Dirk Wilhelm Schuh
Martin Zielke

European Bank for Fund Services GmbH
Rudolf Geyer
Franz Günzl

Hypothekenbank in Essen AG
Hubert Schulte-Kemper
Burkhard Dallosch
Michael Fröhner

managers of foreign group companies

BRE Bank SA
Warsaw
Slawomir Lachowski
Jerzy Jóżkowiak
Bernd Loewen
Rainer Peter Ottenstein
Wieslaw Thor
Janusz Wojtas

Caisse Centrale de
Réescompte, S.A.
Paris
Hervé de Boysson
Daniel Terminet
Pierre Vincent

cominvest
Asset Management S.A.
Luxembourg
Heinrich Echter
Dr. Thomas Görgen

cominvest
Asset Management Ltd.
Dublin
Eoin Mangan

Commerzbank Asset Management
Asia Pacific Ltd.
Singapore
Ubbo Oltmanns

Commerzbank Capital
Markets Corporation
New York
Matthew P. Kennedy

Commerzbank (Eurasija) SAO
Moscow
Andreas D. Schwung

Commerzbank Europe (Ireland)
Dublin
John Bowden
Andreas Krebs

Commerzbank International S.A.
Luxembourg
Bernd Holzenthal
Cornelius Obert

Commerzbank
(South East Asia) Ltd.
Singapore
Dr. Thomas Roznovsky

Commerzbank (Switzerland) Ltd
Zurich
Dr. Bernhard Heye
Rolf Müller
Geneva
Jean-Pierre de Glutz

Commerzbank Zrt.
Budapest
Támas Hák-Kovács
Oliver Sipeer

Commerz (East Asia) Ltd.
Hong Kong
Harald W. A. Vogt

Erste Europäische Pfandbrief-
und Kommunalkreditbank AG
Luxembourg
Hans-Dieter Kemler
Gerard-Jan Bais

Jupiter International Group plc
London
Jonathan Carey
Edward Bonham Carter

regional advisory committees

BADEN-WÜRTTEMBERG

Dr. Ulrich Brocker
General Manager
SÜDWESTMETALL
Verband der Metall- und
Elektroindustrie
Baden-Württemberg e. V.
Stuttgart

Prof. Dr. Dr. Ulrich Hemel
Chairman
2D-Holding GmbH
(Süddekor/Dakor Group)
Laichingen

Manfred Höhn
Neustadt

Hans Ulrich Holdenried
Chairman
Hewlett-Packard GmbH
Böblingen

Dr. Stefan von Holtzbrinck
Chairman
Georg von Holtzbrinck GmbH
Publishing Group
Stuttgart

Dr. Björn Jansen
Managing Partner
Mannheimer Morgen/
Dr. Haas GmbH
Mannheim

Dr. Hermann Jung
Member of the Board of
Managing Directors
Voith AG
Heidenheim

Detlef Konter
Head of Finance and Accounting
Robert Bosch GmbH
Stuttgart

Dr. Thomas Lindner
Chairman and General Partner
GROZ-BECKERT KG
Albstadt (Ebingen)

Hon. Senator
Dr. h.c. Adolf Merckle
Lawyer
Proprietor Merckle/ratiopharm
Group
Blaubeuren

Reinhard Nowak
President / CEO
Glatt Group
Glatt GmbH
Binzen

Franz-Josef Pützer
Chairman of the Executive Board
Aluminium-Werke
Wutöschingen AG & Co. KG
Wutöschingen

Joachim Reinhardt
Chief Financial Officer (CFO)
Hugo Boss AG
Metzingen

Dr. Hermann Roemer
Altdorf

Bernhard Schreier
Chairman of the Board of
Managing Directors
Heidelberger
Druckmaschinen AG
Heidelberg

Harald Seidelmann
Member of the Executive Board
badenova AG & Co. KG
Freiburg

Peter Smits
Chairman of the Board of
Managing Directors
ABB AG
Mannheim

Dr. Stefan Wolf
Chairman of the Board of
Managing Directors
ElringKlinger AG
Dettingen/Erms

BAVARIA

Lawyer
Manfred Behrens
Chief Executive Officer
Swiss Life Deutschland
Munich

Dipl.-Betriebswirt Dieter Bellé
Member of the Board of
Managing Directors
LEONI AG
Nuremberg

Frank A. Bergner
Managing Partner
Richard Bergner Holding
GmbH & Co. KG
Schwabach

Dr. Andreas Buske
Member of the Board of
Managing Directors
Zwiesel Kristallglas AG
Zwiesel

Dr. sc. pol. Wolfgang Colberg
General Manager
BSH Bosch und Siemens
Hausgeräte GmbH
Munich

Sten Daugaard
Chief Financial Officer
SGL Carbon AG
Wiesbaden

Karl Haeusgen
Managing Partner
HAWE Hydraulik GmbH & Co. KG
Munich

Frank Haun
Chairman
Krauss-Maffei Wegmann
GmbH & Co. KG
Munich

Dipl.-Wirtsch.-Ing.
Dirk Heidenreich
Chief Executive Officer
Semikron International GmbH
Nuremberg

Uwe Herold
Chief Financial Officer
Werkzeugmaschinenfabrik
Adolf Waldrich Coburg
GmbH & Co. KG
Coburg

Thomas Hetmann
Chief Financial Officer
INA-Holding Schaeffler KG
Herzogenaurach

Rainer Hilpert
Member of the Executive Board
GEMA Gesellschaft für
musikalische Aufführungs-
und mechanische
Vervielfältigungsrechte
Munich

Dr. h.c. Karlheinz Hornung
Member of the Board of
Managing Directors
MAN AG
Munich

Dipl.-Wirtsch.-Ing. Thomas Kaeser
General Manager
KAESER KOMPRESSOREN GmbH
Coburg

Prof. Dr. Dr. h.c. Anton Kathrein
Managing General Partner
KATHREIN-Werke KG
Rosenheim

Peter Köhr
Member of the Executive Board
Martin Bauer-Gruppe
MB-Holding GmbH & Co. KG
Vestenbergsgreuth

Dr. Karl-Hermann Lowe
Member of the Board of
Managing Directors
Allianz Deutschland AG
Munich

Dipl.-Ing. Thomas Netzsch
Managing Partner
Erich Netzsch GmbH & Co.
Holding KG
Selb

Karsten Odemann
Member of the Board of
Managing Directors
Sixt AG
Pullach

Prof. Susanne Porsche
Producer
sanset Film & Fernseh-
produktionen GmbH
Munich

Dr. Lorenz M. Raith
Herzogenaurach

Dipl.-Ing. Helmuth Schaak
Chairman of the
Supervisory Board
Leistritz AG
Nuremberg

Dr. Hans Seidl
Chairman of the
Supervisory Board
Vinnolit Kunststoff
GmbH & Co. KG
Ismaning

Klaus Steger
Member of the Board of
Managing Directors
ERWO Holding AG
Nuremberg

Reiner Winkler
Member of the Board of
Managing Directors (CFO)
MTU Aero Engines Holding AG
Munich

Dr. Peter Zattler
Member of the Executive Board
and CFO
Giesecke & Devrient GmbH
Munich

BERLIN

Dr. Horst Dietz
General Manager
Industrials Investment
Council GmbH
Berlin

Jan Eder
General Manager
Berlin Chamber of Industry
and Commerce
Berlin

Friedrich Floto
Treasurer
Novelis AG
Zurich/Switzerland

Dipl.-Ing. Hermann Hauertmann
Managing Partner
Schwartauer Werke GmbH & Co.
Kakao Verarbeitung Berlin
Berlin

Joachim Hunold
Chairman of the Board of
Managing Directors
Air Berlin PLC
Berlin

Dipl.-Kaufmann Joachim Klein
Managing Partner
Umlauf & Klein Group
GmbH & Co.
Berlin

Dr. Hartmann Kleiner
Lawyer
General Manager
VME Verband der Metall- und
Elektro-Industrie in Berlin und
Brandenburg e.V.
Berlin

Hans-Ulrich Klose, MdB
Deputy Chairman of
Foreign Affairs Committee
Deutscher Bundestag
Berlin

Dr.-Ing. E.h. Hartmut Mehdorn
Chairman of the Board of
Managing Directors
Deutsche Bahn AG
Berlin

Dr. Hans-Jürgen Meyer
Member of the Board of
Managing Directors
Vattenfall Europe AG
Berlin

Manfred Neubert
Chairman of the Board of
Managing Directors
Willy Vogel AG
Berlin

Manfred Freiherr von Richthofen
Honorary President
Deutscher Olympischer
Sportbund
Berlin

Dr. Attilio Sebastio
Member of the Board of
Managing Directors
Berlin-Chemie AG
Berlin

Ulrich Seelemann
President of the Consistory
Protestant Church
Berlin-Brandenburg –
Silesian Upper Lusatia
Berlin

Volker Seidel
Member of the Board of
Managing Directors
Volksfürsorge
Versicherungsgruppe
Hamburg

Dr. Jörg Helmut Spiekerkötter
CFO
Organon BioSciences N.V.
Oss/The Netherlands

Dipl.-oec. Felix Strehober
Head of Finance and Controlling
GAZPROM Germania GmbH
Berlin

Volker Ullrich
Partner
Zuckerhandelsunion GmbH
Berlin

BRANDENBURG

Dr. Andreas Hungeling
General Manager
PCK Raffinerie GmbH
Schwedt

Jörg Schönbohm
Minister of the Interior
Deputy Minister-President
State of Brandenburg
Potsdam

Dipl.-Kaufmann Michael Söhlke
Chairman of the Board of
Managing Directors
E.ON edis AG
Fürstenwalde/Spree

BREMEN

Hans-Christoph Enge
Partner
Lampe & Schwartze KG
Bremen
British Honorary Consul

Edgar Grönda
General Manager/Lawyer
Schultze & Braun
Rechtsanwaltsgesellschaft für
Insolvenzverwaltung mbH
Bremen

Jürgen Holtermann
General Manager
bremenports GmbH & Co. KG
Bremen

Dipl.-Kaufmann Ulrich Mosel
General Manager
H. Siedentopf GmbH & Co. KG
Bremen

Senator Dr. Ulrich Josef Nussbaum
Senator for Finances
Free Hanseatic City of Bremen
Bremen

Hillert Onnen
Member of the Executive Board
BLG LOGISTICS
GROUP AG & Co. KG
Bremen

Lutz H. Peper
Managing Partner
Willenbrock Fördertechnik
GmbH & Co. KG
Bremen

HAMBURG

Thomas Cremer
Managing Partner
Peter Cremer Holding
GmbH & Co. KG
Hamburg

Rainer Detering
Member of the Board of
Managing Directors
Finance and Accounting
HELM AG
Hamburg

Kurt Döhmel
Chairman
Deutsche Shell Holding GmbH
Hamburg

Dr. Karin Fischer
Majority Shareholder
DKV EURO SERVICE
GmbH & Co. KG
Düsseldorf

Mogens Granborg
Executive Vice President
Danisco A/S
Copenhagen/Denmark

Rainer Grimm
Chief Financial Officer
Symrise Group
Holzminden

Prof. Dr. Ernst Haider
Chairman
Verwaltungs-Berufs-
genossenschaft
Hamburg

Hon. Senator Horst R. A. Hansen
Deputy Chairman of the
Supervisory Board
OTTO AG
Hamburg

Dipl.-Kaufmann
Hans-Dieter Kettwig
General Manager
ENERCON GmbH
Aurich

Dr. Thomas Klischan
General Manager
NORDMETALL Verband der
Metall- und Elektroindustrie e.V.
Hamburg, Schleswig-Holstein
und Mecklenburg-Vorpommern
Hamburg

Prof. Dr. Norbert Klusen
Chief Executive
Techniker Krankenkasse
Hamburg

Axel Krieger
Chairman of the Board of
Managing Directors
freenet.de AG
Hamburg
Chairman of the Board of
Managing Directors
mobilcom AG
Büdelsdorf

Ralph P. Liebke
Chairman
Aon Jauch & Hübener GmbH
Hamburg

Dr. Arno Mahlert
Member of the Board of
Managing Directors
Tchibo Holding AG
Hamburg

Andreas Maske
Managing Director
Maske AG
Hamburg

Prof. Dr. Ulrich Nöhle
Brunswick

Hans Joachim Oltersdorf
Member of the
Supervisory Board
Fielmann AG
Hamburg
Managing Partner
MPA Pharma GmbH
Trittau

Prof. Jobst Plog
Director General
Norddeutscher Rundfunk
Hamburg

Prof. Dr. h.c. Herbert Rebscher
Chief Executive
DAK
Deutsche Angestellten
Krankenkasse
Hamburg

Wilfried Reschke
Copenhagen

Dr. Walter Richtberg
Media Coordinator of
Hamburg Senate
Department of
Commerce and Labour
Hamburg

Erck Rickmers
Managing Partner
Nordcapital Holding
GmbH & Cie. KG
Hamburg

Peter-Joachim Schönberg
Member of the Board of
Managing Directors
Behn Meyer Holding AG
Hamburg

Dr. Bernhard von Schweinitz
Notary
Notariat am Gänsemarkt
Hamburg

Jörn Stapelfeld
Deputy Chairman of the
Board of Managing Directors
Volksfürsorge
Versicherungsgruppe
Hamburg

Malte von Trotha
Chairman
dpa Deutsche Presse-Agentur
GmbH
Hamburg

Prof. Dr. Fritz Vahrenholt
Chairman of the Board of
Managing Directors
REpower Systems AG
Hamburg

Dr. Gerd G. Weiland
Lawyer
Hamburg

Karl Udo Wrede
Member of the Executive Board
Ganske Verlagsgruppe GmbH
Hamburg

Dipl.-Kaufmann Ulrich Ziolkowski
Member of the Board of
Managing Directors
ThyssenKrupp
Marine Systems AG
Hamburg

Dipl.-Kaufmann
Hans-Joachim Zwarg
H.-J. Zwarg Consulting
Sierksdorf

HESSE

Dr. Erich Coenen
Frankfurt am Main

Dr. Jürgen W. Gromer
President
Tyco Electronics Corporation
Harrisburg, PA, USA
Bensheim, Germany

Gerd Grünenwald
Group Managing Director/
Chairman
Goodyear Dunlop Tires
Germany GmbH
Hanau

Dipl.-Kaufmann
Wolfgang Gutberlet
Chief Executive Officer
tegut... Gutberlet Stiftung & Co.
Fulda

Ludger Heuberg
Member of the Board of
Managing Directors
Chief Financial Officer
Thomas Cook AG
Oberursel

Dirk Hinkel
Managing Partner
Hassia Mineralquellen
GmbH & Co. KG
Bad Vilbel

Wolf Hoppe
Managing Director
HOPPE AG
Stadtallendorf

Dr. Marietta Jass-Teichmann
Managing Partner
Papierfabrik Adolf Jass
GmbH & Co. KG
Fulda
General Manager
Papierfabrik Adolf Jass
Schwarza GmbH

Dr. Norbert Käsbeck
Wiesbaden

Dr. Dagobert Kotzur
Chairman
Schunk GmbH
Giessen

Dipl.-Ing. Roland Lacher
Chairman of the
Supervisory Board
Singulus Technologies AG
Kahl

Jürgen Lemmer
Bad Homburg v.d.H.

Stefan Messer
Chairman
Messer Group GmbH
Sulzbach

Axel Obermayr
Member of the Board of
Managing Directors
Volksfürsorge
Versicherungsgruppe
Hamburg

Dr. Michael Ramroth
Member of the Board of
Managing Directors (CFO)
Biotest AG
Dreieich

Ralph Riedle
Technical Director
DFS Deutsche Flugsicherung GmbH
Langen

Peter Steiner
Partner
One Equity Partners Europe GmbH
Frankfurt am Main

Dr. Dieter Truxius
Member of the Executive Board
Heraeus Holding GmbH
Hanau

Alexander Wiegand
Managing Partner
WIKA Alexander Wiegand GmbH & Co. KG
Klingenberg

LOWER SAXONY

Ralf Brammer
Chief Financial Officer
AWD Holding AG
Hanover

Kaj Burchardi
Executive Director
Sappi International S.A.
Brussels

Claas E. Daun
Chairman of the Board of Managing Directors
DAUN & CIE. AG
Rastede

Dr. Heiner Feldhaus
Chairman of the Board of Managing Directors
Concordia Versicherungs-Gesellschaft a.G.
Hanover

Dr.-Ing. Heinz Jörg Fuhrmann
Member of the Board of Managing Directors
Salzgitter AG
Salzgitter

Alfred Hartmann
Captain and Shipowner
Chairman of the Board of Managing Directors
Atlas Reederei AG
Leer

Albrecht Hertz-Eichenrode
Chief Executive Officer
HANNOVER Finanz GmbH
Hanover

Andreas R. Herzog
Chief Financial Officer
Bühler AG
Uzwil/Switzerland

Dipl.-Kaufmann Axel Höbermann
Chairman of the Supervisory Board
LUCIA AG
Lüneburg

Ingo Kailuweit
Chief Executive
Kaufmännische Krankenkasse – KKH
Hanover

Dr. Gernot Kalkoffen
Chief Executive Officer
ExxonMobil Central Europe Holding GmbH
Hamburg

Dr. Joachim Kreuzburg
Chairman of the Board of Managing Directors
Sartorius AG
Göttingen

Dr. Günter Mahlke
Deputy Chairman of the Administration Committee
Ärzteversorgung Niedersachsen
Hanover

Andreas Picolin
Deputy Chairman of the Board of Managing Directors
NORDENIA INTERNATIONAL AG
Greven

Dr. Immo Querner
Chief Financial Officer
Talanx AG
Hanover

Dipl.-Volkswirt Ernst H. Rädecke
Managing Partner
C. Hasse & Sohn,
Inh. E. Rädecke GmbH & Co.
Uelzen

Joachim Reinhart
President + COO
Panasonic Europe Ltd.
Wiesbaden

Dr. Peter Schmidt
Chairman
TROESTER GmbH & Co. KG
Hanover

Dipl.-Kaufmann Peter Seeger
Manager
Shared Service Center TUI AG
Hanover

Bruno Steinhoff
Chairman
Steinhoff International Holdings Ltd.
Johannesburg/South Africa

Dr. rer. pol. Bernd Jürgen Tesche
Chairman
SOLVAY GmbH
Hanover

Wilhelm Wackerbeck
Chairman of the Advisory Board
WERTGARANTIE
Technische Versicherung AG
Hanover

Dipl.-Math. Hans-Artur Wilker
Member of the Executive Board
MEYER NEPTUN GmbH
Papenburg

MECKLENBURG-WESTERN POMERANIA

Prof. Dr. med. Dietmar Enderlein
Chief Executive Officer
MEDIGREIF-Unternehmens-
gruppe
Greifswald

NORTH RHINE-WESTPHALIA

Dr. Stella A. Ahlers
Chairman of the Board of
Managing Directors
Ahlers AG
Herford

Theo Albrecht
Member of the
Administrative Board
Aldi GmbH & Co. KG's
Essen

Werner Andree
Member of the Board of
Managing Directors
Vossloh AG
Werdohl

Peter Bagel
General Partner
A. Bagel
Düsseldorf,
Bagel Druck GmbH & Co. KG
Ratingen,
Karl Rauch Verlag KG
Düsseldorf

Wolfgang van Betteray
Senior Partner
Kanzlei Metzeler – van Betteray
Rechtsanwälte – Steuerberater
Düsseldorf

Ulrich Bettermann
Managing Partner
OBO Bettermann GmbH & Co.
Menden

Wilhelm Alexander Böllhoff
Managing Partner
Böllhoff Group
Bielefeld

Wilhelm Bonse-Geuking
Group Vice President
BP p.l.c.
Bochum

Dipl.-Kaufmann Werner Borgers
Chairman of the Board of
Managing Directors
President & CEO
BORGERS AG
Bocholt

Dipl.-Volkswirt Peter Bosbach
General Manager
Schäfer Werke GmbH
Neunkirchen

Dipl.-oec. Hans-Peter Breker
Member of the Board of
Managing Directors
ThyssenKrupp Technologies AG
Essen

Dr. Joachim Breuer
General Manager
Hauptverband der gewerblichen
Berufsgenossenschaften
Sankt Augustin

Holger Brückmann-Turbon
Chairman of the Board of
Managing Directors
Turbon AG
Hattingen

Dr. Klaus Bussfeld
Senior Partner
Consult & Strategy GmbH
Berlin

Dr. Guido Colsman
General Manager
Krüger GmbH & Co. KG
Bergisch Gladbach

Rudolph Erbprinz von Croÿ
Herzog von Croÿ'sche
Verwaltung
Dülmen

Gustav Deiters
Managing Partner
Crespel & Deiters GmbH & Co. KG
Ibbenbüren

Dr. Peter Diesch
Member of the Board of
Managing Directors
KarstadtQuelle AG
Essen

Dr. jur. Hansjörg Döpp
General Manager
Verband der Metall-
und Elektro-Industrie
Nordrhein-Westfalen e.V. and
Landesvereinigung der
Arbeitgeberverbände
Nordrhein-Westfalen e.V.
Düsseldorf

Klaus Dohle
Managing Partner
Dohle Handelsgruppe
Holding GmbH & Co. KG
Siegburg

Dr. Udo Eckel
General Manager
V & I Management
GmbH & Co. KG,
General Manager
BFH Beteiligungsholding GmbH
Wachtendonk

Christian Eigen
Deputy Chairman of the
Board of Managing Directors
MEDION AG
Essen

Norbert Fiebig
Member of the Board of
Managing Directors
REWE Zentral AG
Cologne

Norbert Frece
Member of the Executive Board
Ruhrverband
Essen

Heinz Gawlak
Chairman
AMB Generali Asset Managers
Kapitalanlagegesellschaft mbH
Cologne

Jens Gesinn
Member of the Board of
Managing Directors
MAN Ferrostaal AG
Essen

Rainer Gölz
Managing Partner
WITTE Automotive GmbH
Velbert

Claes Göransson
General Manager
Vaillant GmbH
Remscheid

Rüdiger Andreas Günther
Chairman
CLAAS KGaA mbH
Harsewinkel

Dipl.-Kaufmann Dieter Gundlach
Chairman
ARDEX GmbH
Witten

Klaus Hamacher
Deputy Chairman
Deutsches Zentrum für
Luft- und Raumfahrt
Cologne

Stefan Hamelmann
Managing Partner
Franz Hamelmann
GmbH & Co. KG
Franz Hamelmann
Projekt GmbH
Düsseldorf

Dr. h.c. Erivan Karl Haub
Chairman of the Board
and the Advisory Board
Tengelmann
Warenhandelsgesellschaft
Mülheim an der Ruhr

Klaus Hellmann
Managing Partner
Hellmann Worldwide
Logistics GmbH & Co. KG
Osnabrück

Hermann Hövelmann
Managing Partner
Mineralquellen und Getränke
H. Hövelmann GmbH
Duisburg

Dr. jur. Stephan J. Holthoff-Pförtner
Lawyer and Notary
Partner
Hopf-Unternehmensgruppe
Essen

Dipl.-Wirtsch.-Ing.
Hans-Dieter Honsel
Managing Partner
Honsel Family Holdings S.a.r.l.
Luxembourg,
Vice Chairman Supervisory Board
Honsel International
Technologies SA
Brussels

Wilfried Jacobs
Chief Executive
AOK Rheinland/Hamburg –
Die Gesundheitskasse
Düsseldorf

Dipl.-Ing. TU Dipl.-Wirtsch.-Ing. TU
Dieter Köster
Chairman of the Board of
Managing Directors
Köster AG
Osnabrück

Martin Krengel
Chairman
Managing Partner
WEPA Papierfabrik
P. Krengel GmbH & Co. KG
Arnsberg

Hans-Joachim Küpper
General Manager
Küpper Group
Velbert/Heiligenhaus

Kurt Küppers
Managing Partner
Hülskens Holding
GmbH & Co. KG
Wesel

Assessor Georg Kunze
General Manager
Landesverband Rheinland-Westfalen der gewerblichen Berufsgenossenschaften
Düsseldorf

Dipl.-Kaufmann Ulrich Leitermann
Member of the Board of Managing Directors
SIGNAL IDUNA Group
Dortmund/Hamburg

Prof. Dr. Dirk Lepelmeier
General Manager
Nordrheinische Ärzteversorgung
Düsseldorf

Dr. Burkhard Lohr
Member of the Board of Managing Directors
HOCHTIEF AG
Essen

Jyri Luomakoski
Chief Financial Officer
Deputy Chief Executive Officer
Uponor Corporation
Vantaa/Finland

Tim Henrik Maack
Chairman
ERCO Leuchten GmbH
Lüdenscheid

Peter Mazzucco
Chairman
Novem Car Interior Design GmbH
Vorbach

Dipl.-Kaufmann Helmut Meyer
Member of the Board of Managing Directors
DEUTZ AG
Cologne

Friedrich Neukirch
Chairman
Klosterfrau Deutschland GmbH
Cologne

Dipl.-Kaufmann Dipl.-Ing. Benedikt Niemeyer
Chairman
SCHMOLZ + BICKENBACH KG
Düsseldorf

Dipl.-oec. Bernd Pederzani
Managing Partner
EUROPART Holding GmbH
Hagen

Dipl.-Ing. Volkmar Peters
Managing Partner
Peters Beteiligungs GmbH & Co. KG
Moers

Dipl.-Kaufmann Eberhard Pothmann
Executive Vice President
Vorwerk & Co. KG
Wuppertal

Dipl.-Kaufmann Ulrich Reifenhäuser
Managing Partner
Reifenhäuser GmbH & Co. KG Maschinenfabrik
Troisdorf

Robert Röseler
Chairman of the Board of Managing Directors
ara Shoes AG
Langenfeld

Martin Rohm
Member of the Board of Managing Directors
Volkswohl Bund Versicherungen
Dortmund

Peter Rostock
Wiehl

Dr. Jürgen Rupp
Member of the Board of Managing Directors
Deutsche Steinkohle AG
Herne

Dipl.-Kaufmann Albert Sahle
Managing Partner
SAHLE WOHNEN
Greven

Peter Nikolaus Schmetz
Chairman of the Advisory Board
Schmetz Capital Management GmbH
Aachen

Prof. Dr. Christoph M. Schmidt
President
Rheinisch-Westfälisches Institut für Wirtschaftsforschung (RWI Essen)
Essen

Heinz G. Schmidt
Member of the Supervisory Board
Douglas Holding AG
Hagen

Henning Schmidt
General Manager
Landgard Blumen & Pflanzen GmbH
Straelen

Dr. Peter Schörner
Member of the Board of Managing Directors
RAG Aktiengesellschaft
Essen

Dipl.-Betriebswirt Horst Schübel
General Manager
Miele & Cie. KG
Gütersloh

Reinhold Semer
Public Accountant and
Tax Consultant
Partner
Hellweg Group
Die Profi-Baumärkte
GmbH & Co. KG
Dortmund

Dr. Reiner Spatke
General Manager
Johnson Controls GmbH
Burscheid

Werner Stickling
Proprietor
Nobilia-Werke
J. Stickling GmbH & Co. KG
Verl

Karl-Heinz Stiller
Chairman of the Board of
Managing Directors
(until end-January 2007)
Chairman of the
Supervisory Board
(as of February 2007)
Wincor Nixdorf AG
Paderborn

Dipl.-Kaufmann Christian Sutter
Managing Partner
A. Sutter GmbH
Essen

Detlef Thielgen
Member of the Board of
Managing Directors
Schwarz Pharma AG
Monheim

Dipl.-Volkswirt Antonius Voss
Member of the Board of
Managing Directors
RWE Power AG
Essen

Konsul
Dipl.-Kaufmann Michael Wirtz
Member of the Advisory Board
Grünenthal GmbH,
Partner
Dalli-Werke Mäurer & Wirtz
GmbH & Co. KG
Stolberg

Horst Wortmann
p.h.G. Managing Partner
Wortmann Schuhproduktions-
Holding KG
Detmold

RHINELAND-PALATINATE

Benoît Claire
Chairman of the Board of
Managing Directors
Coface Holding AG
Mainz

Dipl.-Kaufmann Folkhart Fissler
Managing Partner
VESTA GmbH
Idar-Oberstein

Alois Kettern
Chairman of the Board of
Managing Directors
WASGAU Produktions &
Handels AG
Pirmasens

Andreas Land
Managing Partner
Griesson – de Beukelaer
GmbH & Co. KG
Polch

Dr. Eckhard Müller
Head of Finance
BASF Aktiengesellschaft
Ludwigshafen

Prof. Dr. Marbod Muff
Member of the Executive Board
Finance and Personnel Divisions
Boehringer Ingelheim GmbH
Ingelheim am Rhein

Matthäus Niewodniczanski
General Manager
Bitburger Holding GmbH
Bitburg

Klaus Rübenthaler
Member of the Board of
Managing Directors
Schott AG
Mainz

Dr. Wolfgang Schmitt
Chairman of the Board of
Managing Directors
KSB AG
Frankenthal

Hans Georg Schnücker
Chairman
Verlagsgruppe Rhein Main
Mainz

Dipl. oec. Berta Schuppli
Partner
Helvetic Grundbesitz-
verwaltung GmbH
Wiesbaden

Hans Joachim Suchan
Administrative Director
ZDF
Mainz

Siegfried F. Teichert
Chief Executive Officer
ATS Group
ATS Beteiligungs-
gesellschaft mbH
Bad Dürkheim
Executive Board Director
(until November 28, 2006)
Chief Executive Officer
of the ATS group
Tiger Wheels Limited
Midrand, Republic of South Africa

Herbert Verse
Partner
H+H SENIOR ADVISORS GMBH
Gesellschaft für strategische
Unternehmensberatung
Stuttgart

SAARLAND

Wendelin von Boch-Galhau, lic. oec.
Chairman of the Board of
Managing Directors
Villeroy & Boch AG
Mettlach

Dipl.-Kaufmann Thomas Bruch
Managing Partner
Globus Holding GmbH & Co. KG
St. Wendel

Dipl.-Kaufmann Christian Erhorn
Business Manager
Saarbrücker Zeitung
Verlag und Druckerei GmbH
Saarbrücken

Sanitätsrat
Dr. med. Franz Gadomski
President
Ärztekammer des Saarlandes
Saarbrücken

Fred Metzken
Member of the Board of
Managing Directors
Aktien-Gesellschaft der
Dillinger Hüttenwerke
Dillingen

Dipl.-Volkswirt Dr. Richard Weber
Managing Partner
Karlsberg Brauerei KG Weber
Homburg (Saar)

SAXONY

Linden Blue
Chairman
Spezialtechnik Dresden GmbH
Dresden

Karl Gerhard Degreif
Member of the Board of
Managing Directors
Stadtwerke Chemnitz AG
Chemnitz

Günter Errmann
General Manager
NARVA Lichtquellen
GmbH & Co. KG
Brand-Erbisdorf

Dr. Wolfgang Gross
Managing Partner
fit GmbH
Hirschfelde

Dr. Detlef Hamann
General Manager
Dresden Chamber of Industry
and Commerce
Dresden

Honorargeneralkonsul
Dr.-Ing. Klaus-Ewald Holst
Chairman of the Board of
Managing Directors
VNG-Verbundnetz Gas AG
Leipzig

Dr. Hans J. Naumann
Managing Partner
NILES-SIMMONS Industrie-
anlagen GmbH
Chemnitz
HEGENSCHEIDT-MFD GmbH
Erkelenz
NILES-SIMMONS-
HEGENSCHEIDT GmbH
Chemnitz
Chairman/CEO
SIMMONS-MACHINE-TOOL
CORPORATION
Albany, N.Y.

H.-Jürgen Preiss-Daimler
Managing Partner
P-D Management Industries –
Technologies GmbH
Preiss-Daimler Group
Wilsdruff/Dresden

Wolfgang Schmid
General Manager
Qimonda Dresden
GmbH & Co. OHG
Dresden

Thilo von Selchow
Chairman of the Board of
Managing Directors
ZMD Zentrum Mikroelektronik
Dresden AG
Dresden

Rolf Steinbronn
Chief Executive
AOK Sachsen
Dresden

Holger Tanhäuser
Administrative Director
Mitteldeutscher Rundfunk
Leipzig

SAXONY-ANHALT

Dr.-Ing. Klaus Hieckmann
Managing Partner
Symacon Engineering GmbH
Barleben/Magdeburg,
President
Magdeburg Chamber of Industry
and Commerce
Magdeburg

Hans Hübner
Managing Director
Unternehmensgruppe Hübner
Neugattersleben

Heiner Krieg
General Manager
MIBRAG mbH
Theissen

SCHLESWIG-HOLSTEIN

Stefan Dräger
Chairman of the Board of
Managing Directors
Drägerwerk AG
Lübeck

Prof. Dr. Hans Heinrich Driftmann
Managing General Partner
Peter Kölln
Kommanditgesellschaft
auf Aktien
Elmshorn

Lothar-Joachim Jenne
Managing Partner
Max Jenne Arzneimittel-
Grosshandlung KG
Kiel

**Dr. jur. Dr. h.c. Dr. h.c.
Klaus Murmann**
Chairman Emeritus
Sauer-Danfoss Inc.
Neumünster
Lincolnshire, Illinois/USA

Stephan Schopp
Business Manager
Schwartauer Werke
GmbH & Co. KG aA
Bad Schwartau

Dr. Ernst J. Wortberg
Chairman of the
Supervisory Board
Norddeutsche Affinerie AG
Hamburg

THURINGIA

Reinhard Böber
General Manager
Glatt Ingenieurtechnik GmbH
Weimar

Dr. Albert Michael Geiger
General Manager
Geiger Technik GmbH
Garmisch-Partenkirchen

Dr. Hans-Werner Lange
Chairman of the Board of
Managing Directors
TUPAG-Holding AG
Mühlhausen/Thuringia

Dipl.-Ing. Klaus Lantzsch
Managing Partner
Lantzsch VVWBC GmbH
Eisenach

Dr.-Ing. Michael Militzer
Chairman of the Board of
Managing Directors
MITEC Automotive AG
Eisenach

Andreas Trautvetter
Minister for
Building and Transport
Free State of Thuringia
Erfurt

seats on supervisory boards and similar bodies

MEMBERS OF THE BOARD OF MANAGING DIRECTORS OF COMMERZBANK AG

Information pursuant to Art. 285, no. 10, of the German Commercial Code (HGB)
As of December 31, 2006

a) Seats on mandatory supervisory boards

b) Seats on similar bodies

Klaus-Peter Müller

a) Linde AG*)

Steigenberger Hotels AG

within Commerzbank Group:

Eurohypo AG
Chairman

b) Assicurazioni Generali S.p.A.*)

KfW Kreditanstalt für Wiederaufbau

Liquiditäts-Konsortialbank GmbH

Parker Hannifin Corporation*)

within Commerzbank Group:

Commerzbank International S.A.
Chairman

Martin Blessing

a) AMB Generali Holding AG*)

Heidelberger Druckmaschinen AG*)

ThyssenKrupp Services AG

within Commerzbank Group:

Commerzbank Inlandsbanken Holding AG

CommerzLeasing und Immobilien AG
Deputy Chairman

b) **within Commerzbank Group:**

BRE Bank SA
Deputy Chairman

Wolfgang Hartmann

a) Vaillant GmbH

within Commerzbank Group:

Commerz Grundbesitz-Investmentgesellschaft mbH
1st Deputy Chairman

Eurohypo AG

Hypothekenbank in Essen AG

b) **within Commerzbank Group:**

Commerz Grundbesitz-gesellschaft mbH
Deputy Chairman

Dr. Achim Kassow

a) ThyssenKrupp Steel AG

Volksfürsorge Deutsche Sachversicherung AG

within Commerzbank Group:

comdirect bank AG
Chairman

cominvest Asset Management GmbH
Chairman

Commerz Grundbesitz-Investmentgesellschaft mbH
Chairman

Eurohypo AG

b) **within Commerzbank Group:**

BRE Bank SA

Commerzbank (Switzerland) Ltd
Chairman

Commerz Grundbesitz-gesellschaft mbH
Chairman

COMMERZ PARTNER Beratungs-gesellschaft für Vorsorge- und Finanzprodukte mbH
Chairman

Bernd Knobloch

a) **within Commerzbank Group:**

CommerzLeasing und Immobilien AG
Chairman

b) **within Commerzbank Group:**

Eurohypo Investment Banking Ltd.

Klaus M. Patig

a) MAN Ferrostaal AG

b) Korea Exchange Bank
Non-standing director

within Commerzbank Group:

Commerzbank Capital Markets Corporation

Commerz Securities (Japan) Company Ltd.
Chairman

Michael Reuther

a) **within Commerzbank Group:**

Hypothekenbank in Essen AG

b) **within Commerzbank Group:**

Erste Europäische Pfandbrief- und Kommunalkreditbank AG

*) listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code)

Dr. Eric Strutz

a) ABB AG

RWE Power AG

within Commerzbank Group:

comdirect bank AG

cominvest
Asset Management GmbH

Commerzbank Auslandsbanken
Holding AG
Chairman

Commerzbank Inlandsbanken
Holding AG
Chairman

Hypothekenbank in Essen AG
Chairman

b) Mediobanca – Banca di Credito
Finanziario S.p.A.*)

within Commerzbank Group:

Commerzbank International S.A.

Erste Europäische Pfandbrief-
und Kommunalkreditbank AG

Nicholas Teller

a) Deutsche Schiffsbank AG
Chairman

EUREX Clearing AG

EUREX Frankfurt AG

within Commerzbank Group:

Commerzbank Auslandsbanken
Holding AG

b) Air Berlin PLC
Non-executive director

EUREX Zürich AG

within Commerzbank Group:

BRE Bank SA

Commerzbank Capital
Markets Corporation
Chairman

MEMBERS OF THE SUPERVISORY BOARD OF COMMERZBANK AG

a) Seats on other mandatory supervisory boards

b) Seats on similar bodies

Dr. h.c. Martin Kohlhaussen

a) Bayer AG

Heraeus Holding GmbH
(until June 10, 2006)

HOCHTIEF AG
Chairman

Schering AG
(until September 13, 2006)

ThyssenKrupp AG

b) Verlagsgruppe
Georg von Holtzbrinck GmbH
(until May 24, 2006)

Uwe Tschäge

–

Hans-Hermann Altenschmidt

b) BVV Versorgungskasse

BVV Unterstützungskasse

Dott. Sergio Balbinot

a) Deutsche Vermögensberatung AG
(since March 29, 2006)

within group:

Aachener und Münchener
Lebensversicherung AG

Aachener und Münchener
Versicherung AG

AMB Generali Holding AG

b) **within group:**

Banco Vitalicio de España,
C.A. de Seguros y Réaseguros

Europ Assistance Holding

Generali Asia N.V.

Generali China Life
Insurance Co. Ltd.
Deputy Chairman

Generali España, Holding de
Entidades de Seguros, S.A.
Deputy Chairman

Generali Finance B.V.

Generali France S.A.
Deputy Chairman

Generali Holding Vienna AG
Deputy Chairman

Generali Investments SpA
(since March 22, 2006)

Generali (Schweiz) Holding

La Estrella S.A.

Migdal Insurance Co. Ltd.

Migdal Insurance Holdings Ltd.

Participatie Maatschappij
Graafschap Holland N.V.

Transocean Holding Corporation

Herbert Bludau-Hoffmann

–

Astrid Evers

–

Uwe Foullong

a) DBV-Winterthur Holding AG

DBV-Winterthur
Lebensversicherung AG

Daniel Hampel

–

Dr.-Ing. Otto Happel

a) GEA Group AG
(until May 4, 2006)

*) listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code)

Dr. jur. Heiner Hasford

a) Europäische Reiseversicherung AG
Chairman

Nürnberger Beteiligungs-AG*)

WMF Württembergische Metallwarenfabrik AG*)
(until November 24, 2006)

within group:

D.A.S. Deutscher Automobil Schutz – Allgemeine Rechtsschutz-Versicherungs-AG

ERGO Versicherungsgruppe AG

VICTORIA Lebensversicherung AG

VICTORIA Versicherung AG

b) **within group:**

American Re Corporation

Sonja Kasischke

–

Wolfgang Kirsch

b) COLLEGIUM GLASHÜTTEN Zentrum für Kommunikation GmbH

Commerz Business Consulting GmbH (formerly: Commerz Business Consulting AG)
Chairman

Werner Malkhoff

–

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

a) E.ON Ruhrgas AG

LANXESS AG*)

LANXESS Deutschland GmbH

RAG AG

RAG Beteiligungs-AG
(since September 14, 2006)

within group:

ThyssenKrupp Elevator AG
(since October 26, 2006)

ThyssenKrupp Stainless AG
Chairman

ThyssenKrupp Steel AG
Chairman

ThyssenKrupp Technologies AG
Chairman
(until September 30, 2006)

ThyssenKrupp Reinsurance AG
Chairman
(since December 1, 2006)

b) Hoberg & Driesch GmbH
Chairman

within group:

Grupo ThyssenKrupp S.A.
(until September 30, 2006)

ThyssenKrupp Acciai Speciali Terni S.p.A.

ThyssenKrupp (China) Ltd.

ThyssenKrupp Risk and Insurance Services GmbH
Chairman
(since December 1, 2006)

Klaus Müller-Gebel

a) comdirect bank AG
Deputy Chairman

Deutsche Schiffsbank AG

Eurohypo AG

Dr. Sabine Reiner

–

Dr. Erhard Schipporeit

a) Degussa AG

Deutsche Börse AG

E.ON IS GmbH

E.ON Ruhrgas AG

SAP AG

Talanx AG

b) E.ON Audit Services GmbH
Chairman

E.ON Risk Consulting GmbH
Chairman

E.ON UK plc

E.ON US Investments Corp.

HDI V.a.G.

Prof. Dr. Jürgen F. Strube

a) Allianz Deutschland AG
(since October 20, 2006)

Allianz Lebensversicherungs AG
(until October 19, 2006)

BASF AG
Chairman

Bayerische Motorenwerke AG

Bertelsmann AG
Deputy Chairman

Fuchs Petrolub AG
Chairman

Hapag-Lloyd AG

Linde AG

Dr. Klaus Sturany

a) Hannover Rückversicherung AG*)

Heidelberger Druckmaschinen AG*)

RAG AG

RAG Beteiligungs AG
(since September 14, 2006)

within group:

RWE Energy AG

RWE Power AG

RWE Systems AG
Chairman

b) Österreichische Industrieholding AG

within group:

RWE Npower Holdings plc

RWE Thames Water Plc
(until December 1, 2006)

*) listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code)

Dr.-Ing. E.h. Heinrich Weiss

a) Deutsche Bahn AG

HOCHTIEF AG*)
(until May 10, 2006)

Voith AG

within group:

SMS Demag AG
Chairman

b) Thyssen-Bornemisza Group

Bombardier Inc.*)

within group:

Concast AG (until Feb. 2006)
Vice-President

FORMER MEMBERS OF THE SUPERVISORY BOARD

Dr.-Ing. Ekkehard D. Schulz

a) AXA Konzern AG*)

Bayer AG*)

Deutsche Bahn AG
(until June 30, 2006)

MAN AG*)
Chairman

RAG AG
further Deputy Chairman

RAG Beteiligungs-AG
further Deputy Chairman
(since September 14, 2006)

RWE AG*) (since April 13, 2006)

TUI AG*) (until May 10, 2006)

within group:

ThyssenKrupp Automotive AG
Chairman

ThyssenKrupp Elevator AG
Chairman

ThyssenKrupp Services AG
Chairman

ThyssenKrupp Steel
Beteiligungen AG

b) **within group:**

ThyssenKrupp Budd Company

EMPLOYEES OF COMMERZBANK AG

Information pursuant to Art. 340a, (4), no. 1, of the German Commercial Code (HGB)
As of December 31, 2006

Frank Annuscheit

comdirect bank AG

Markus Beumer

cominvest
Asset Management GmbH

Commerz Grundbesitz-
Investmentgesellschaft mbH

CommerzLeasing und
Immobilien AG

Manfred Breuer

Schumag AG

Martin Fischedick

Borgers AG

Bernd Grossmann

Textilgruppe Hof AG

Herbert Huber

Saarländische Investitions-
kreditbank AG

René Kaselitz

cominvest
Asset Management GmbH

CommerzLeasing und
Immobilien AG

Andreas Kleffel

Adolf Ahlers AG

Klaus Kubbetat

Goodyear Dunlop Tires
Germany GmbH

Pensor AG

Michael Mandel

cominvest
Asset Management GmbH

Commerz Grundbesitz-
Investmentgesellschaft mbH

Erhard Modrejewski

Braunschweiger
Baugenossenschaft eG

Jörg Schauerhammer

Herlitz AG

Herlitz PBS AG

Michael Schmid

CommerzLeasing und
Immobilien AG

Dr. Armin Schuler

ae group ag

Arno Walter

ConCardis GmbH

*) listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code)

glossary

Ad hoc disclosure
A key objective of ad hoc disclosure is to prevent insider trading. Art. 15 of the German Securities Trading Act (*Wertpapierhandelsgesetz* – WpHG) requires issuers whose securities are admitted to official trading or to the Regulated Market to make disclosures on an ad hoc basis. A new fact has to be disclosed if it has occurred within the company's area of activity and is not familiar to the public. In addition, the new fact must affect the issuer's net assets or financial position or its general business progress and must exert a considerable influence on the market price of the listed securities or, in the case of listed bonds, must impair the issuer's ability to meet its obligations.

ADR (American Depositary Receipts)
In order to make trading easier in non-US equities, US banks issue depositary receipts for equities, whose originals are kept as a rule in their country of origin. These may be traded like equities on American stock exchanges, but can be issued in various forms. An ADR may, for instance, securitize merely part of a share, thereby creating an apparently cheaper price for it.

Asset-backed securities (ABS)
Securities whose interest payment and repayment of principal are covered, or backed, by the underlying pool of claims. As a rule they are issued by a special-purpose entity in securitized form.

Assets held for dealing purposes
Under this balance-sheet item, securities, promissory notes, foreign exchange and derivative financial instruments which are used for dealing purposes are shown. They appear at their fair value.

Associated company
A company included in the consolidated financial statements neither on a fully or partially consolidated basis, but rather according to the equity method; however, a company which is included in the consolidation has a significant influence on its business and financial policies.

Available for sale
A term used to refer to financial assets that may be disposed of.

Back-testing
A procedure for monitoring the quality of value-at-risk models. For this purpose, the potential losses projected by the VaR approach are examined over a lengthy period to ascertain whether in retrospect they were not exceeded far more frequently than the applied confidence level would have suggested.

Benchmarks
Reference figures like indices, which are used, for instance, in portfolio management. For one thing, they can determine the direction of an investment strategy by providing the portfolio manager with orientation as regards the composition of portfolios. For another, they serve as a measure of investment performance.

Business continuity planning
A company's emergency planning, covering all of its units.

Cash flow hedge
This entails covering the risk related to future interest payments from a floating-interest balance-sheet transaction by means of a swap. It is measured at fair value.

Cash flow statement
This shows the breakdown and changes in a company's cash and cash equivalents during the business year. It is divided up into the items operating, investing and financing activities.

Collateral agreement
An agreement covering the security or collateral to be furnished.

Confidence level
The probability with which a potential loss will not exceed the loss ceiling defined by the value-at-risk.

Corporate governance
Corporate governance establishes guidelines for transparent corporate management and supervision. The recommendations of the German Corporate Governance Code create transparency and strengthen confidence in responsible management; in particular, they serve shareholder protection.

Cost/income ratio
This represents the ratio of operating expenses to income before provisioning, indicating the cost-efficiency of the company or of one of its business units.

Credit default swap (CDS)
A financial instrument for taking over the credit risk from a reference asset (e.g. a security or credit). For this purpose, the buyer of protection pays the seller of protection a premium and receives a compensation payment if a previously specified credit event occurs.

Credit derivative
A financial instrument whose value depends on an underlying claim, e.g. a loan or security. As a rule, these contracts are concluded on an OTC basis. They are used in both proprietary trading and in managing risk. The most frequently used credit derivative product is the credit default swap.

Credit-linked note (CLN)
A security whose performance is tied to a credit event. CLNs are frequently part of a securitization transaction or serve to restructure credit risk in order to satisfy specific customer wishes.

Credit VaR
The concept stems from the application of the value-at-risk concept for market risk to the area of credit-risk measurement. In substantive terms, the credit VaR is an estimate of the amount by which the losses arising from credit risk might potentially exceed the expected loss within a single year; for this reason: also unexpected loss. This approach is based on the idea that the expected loss merely represents the long-term median value for loan losses, which may differ (positively or negatively) from the actual loan losses in the current business year.

DAX 30
Deutscher Aktienindex (German stock index), which covers the 30 largest German blue chips with the highest turnover in official trading.

Deferred taxes
These are taxes on income to be paid or received in the future, resulting from discrepancies in assigned values between the balance sheet for tax purposes and the commercial balance sheet. At the time the accounts are prepared, they represent neither actual claims on nor liabilities to the tax authorities.

Derivatives
Financial instruments whose value depends on the value of another financial instrument. The price of the derivative is determined by the price of an underlying object (security, interest rate, currency, credit). These instruments offer greater possibilities for managing and steering risk.

Due diligence
The term is used to describe the process of intensive examination of the financial and economic situation and planning of a company by external experts (mostly banks, lawyers, auditors). In the run-up to an IPO or a capital increase, due diligence is needed before an offering prospectus can be compiled.

Economic capital
The amount which is sufficient to cover unexpected losses from risk-bearing items with a high degree of certainty (at Commerzbank currently 99.95%). It is not identical to either equity as shown in the balance sheet or regulatory capital.

Embedded derivatives
Embedded derivatives are components of an underlying financial instrument and inseparably linked to the latter, so-called hybrid financing instruments such as reverse convertible bonds. Legally and economically, they are bound up with one another.

Equity method
A consolidation method in a group's accounting to cover holdings in associated companies. The company's pro-rata net profit/loss for the year is included in the consolidated income statement as income/loss from equity investments.

Expected loss
Measure of the potential loss of a loan portfolio which can be expected within a single year on the basis of historical loss data.

Fair value
The price at which financial instruments may be sold or purchased on fair conditions. For measurement purposes, either market prices (e.g. stock-exchange prices) or – if these are unavailable – internal measurement models are used.

Fair value hedge
This is a fixed-interest balance-sheet item (e.g. a claim or a security) which is hedged against market risk by means of a swap. It is measured at fair value.

Financial instruments
Above all, credits or claims, interest-bearing securities, shares, equity investments, liabilities and derivatives are subsumed here.

Futures
The futures contract is a binding agreement committing both parties to deliver or take delivery of a certain number or amount of an underlying security or asset at a fixed price on an agreed date. Unlike options, futures contracts are very strongly standardized.

Goodwill
The difference between the purchase price and the value of the net assets thereby acquired, which remains after the hidden reserves have been realized when an equity investment is acquired or a company is taken over.

Hedge accounting
The presentation of discrepancies between the change in value of a hedging device (e.g. an interest-rate swap) and the hedged item (e.g. a loan). Hedge accounting is designed to reduce the influence on the income statement of measuring and recognizing changes in the fair value of derivative transactions.

Hedging
A strategy under which transactions are effected with the aim of providing cover against the risk of unfavourable price movements (interest rates, prices, commodities).

Hybrid financial instruments
These are financing instruments which can be flexibly adjusted to a company's needs. In terms of character, they rank somewhere between borrowed funds and equity, making it always possible to find an optimal balance between the wish to take on risks and the restriction of entrepreneurial management. Typical examples of hybrid financial instruments are subordinated loans, dormant equity holdings and profit-sharing certificates.

International Accounting Standards (IAS)
Accounting regulations approved by the International Accounting Standards Committee. The objective of financial statements prepared according to IAS is to provide investors with information to help them reach a decision with regard to the company's asset and financial position and also its earnings performance, including changes in the course of time. By contrast, financial statements according to HGB (German Commercial Code) are primarily geared to investor protection.

Investor relations
The terms describes the dialogue between a company and its shareholders or creditors. Investor relations targets this special group with the intention of using communicative means to ensure an appropriate valuation of the company by the capital market.

Letter of comfort
Usually, the commitment of a parent company towards third parties (e.g. banks) to ensure orderly business conduct on the part of its subsidiary and the latter's ability to its meet liabilities.

Liabilities from dealing activities
Under this balance-sheet item, the derivative instruments of proprietary trading with a negative fair value appear, and also delivery commitments arising from the short-selling of securities. They are measured at fair value.

Loss review trigger
A warning signal that a trading unit might exceed its prescribed maximum loss. If this trigger is reached, appropriate measures are taken to prevent further losses.

Mark-to-market
Measurement of items at current market prices, including unrealized profits – without purchase costs being taken into consideration.

Mergers & acquisitions
In banking, M&A represents the advisory service offered to companies involved in such transactions, especially the purchase and sale of companies or parts of them.

Mezzanine
An Italian word meaning the intermediate storey of a building. A flexible financing instrument between equity and borrowed funds in balance-sheet terms. It is especially suitable for smaller businesses seeking to strengthen their capital base but not wishing to alter their ownership structure.

Netting
The setting-off of items (amounts or risks) which appear on different sides of a balance.

Online banking
A whole series of banking services handled with IT support and offered to customers electronically (by telephone line).

Options
Options are agreements giving one party the unilateral right to buy or sell a previously determined amount of goods or securities at a price established in advance within a defined period of time.

OTC
Abbreviation for "over the counter", which is used to refer to the off-the-floor trading of financial instruments.

Positive/negative fair value
The positive/negative fair value of a derivative financial instrument is the change in fair value between the conclusion of the transaction and the date of measurement, which has arisen due to favourable or unfavourable overall conditions.

Profit-sharing certificate
Securitization of profit-and-loss-sharing rights which are issued by companies of various legal forms and are introduced to official (stock-exchange) trading. Under certain conditions, profit-sharing certificates may be counted as part of banks' liable funds.

Rating
Standardized assessment of the creditworthiness of companies, countries or of debt instruments issued by them, on the basis of standardized qualitative and quantitative criteria. The rating process forms the basis for determining the probability of default, which in turn is used in calculating the capital needed to back the credit risk. Ratings may be worked out by the Bank itself (internal ratings) or by specialized rating agencies such as Standard&Poor's, Fitch and Moody's (external ratings).

Repo transactions
Abbreviation for repurchase agreements; these are combinations of spot purchases or sales of securities and the simultaneous forward sale or repurchase of these securities in an agreement involving the same counterparty.

Return on equity
This is calculated by the ratio between the pre- and after-tax profit and the average amount of equity as shown in the balance sheet; it indicates the return achieved by the company on the capital which it employs.

Revaluation reserve
In the revaluation reserve, changes in the fair value of securities and equity investments appear, with no effect on the income statement.

Securitization
In a securitization, claims (e.g. loans, trade bills or leasing claims) are pooled and transferred to a special-purpose entity or vehicle (SPV). The SPV raises funds by issuing securities (e.g. ABS or CLNs), placed with potential investors. Repayment and the interest payments on the securities are directly linked to the performance of the underlying claims rather than to that of the issuer.

Shareholder value
Shareholder value gives priority to the interests of proprietors or, in the case of listed companies, shareholders.
Under this approach, the company's management is committed to increasing the value of the company over the long term and thus to lifting its share price. This contrasts with a "stakeholder policy", which aims to achieve a balance between the interests of shareholders and other groups involved, such as customers, employees, providers of outside funds, banks, etc.
One major component of the shareholder value principle is also a shareholder-oriented, transparent information policy, which above all at major listed companies is entrusted to investor relations.

Spread
The difference between prices or interest rates, e.g. the differential between the buying and the selling price of securities, or the premium paid on a market interest rate in the case of weaker creditworthiness.

Standard risk costs
These represent the average expected calculatory risk costs in a given year (expected loss) or the valuation allowances due to the default of customers or counterparties.

Stop-loss limit
This type of limit serves to restrict or prevent losses, such that if the fair value falls below a previously determined level, the trading position in question has to be closed or the asset sold.

Stoxx
The Stoxx "family" of indices is a system of European benchmark, blue chip and sectoral indices. Stoxx Limited itself is a joint venture between Deutsche Börse AG, Dow Jones & Company, SBF-Bourse de France and the Swiss Stock Exchange.

Stress testing
Stress tests are used in an attempt to model the losses produced by extreme events, as these cannot as a rule be adequately presented by VaR models. Generally, VaR risk ratios are based on a "normal" market environment, rather than on very rare extreme situations which cannot, as a result, be represented statistically – such as the 1987 stock-market crash or the Asian crisis. Stress tests therefore represent a rational complement to VaR analyses, and also one that is required by regulators.

Subsidiary
Company controlled by its parent and fully consolidated. If it is of minor significance, it is not included in the consolidation. In this case, the company appears at amortized cost.

Sustainability
Sustainability describes business management on a long-term basis which is compatible with acceptable living conditions now and in the future. Its guiding objectives are responsibility for the environment and balanced social relations.

Swaps
Financial instruments in which the swapping of payment flows (interest and/or currency amounts) is agreed over a fixed period. Through interest-rate swaps, interest-payment flows are exchanged (e.g. fixed for floating rate). Currency swaps offer the additional opportunity to eliminate the exchange-rate risk by swapping amounts of capital.

Value-at-risk model (VaR)
VaR refers to a method of quantifying risk. VaR is only informative if the holding period (e.g. 1 day) and the confidence level (e.g. 97.5%) are specified. The VaR figure then indicates the loss ceiling which will not be exceeded within the holding period with a probability corresponding to the confidence level.

Volatility
The term volatility is used to characterize the price fluctuation of a security or currency. Frequently, this is calculated from the price history or implicitly from a price-fixing formula in the form of the standard deviation. The greater the volatility, the riskier it is to hold the investment.

commerzbank group business progress 1968–2006[1)]

	Business volume	Total lending	Customers' deposits	Taxes paid	Allocation to reserves	Equity[2)]	Total amount of dividend paid	Staff	Offices
	€ bn	€ bn	€ bn	€ m	€ m	€ m	€ m		
1968	8.5	5.4	6.6	33.2	16.1	346	23.9	14,689	691
1969	9.8	6.5	7.1	41.8	16.3	439	32.0	15,630	743
1970	12.5	8.8	8.0	26.1	5.8	463	30.4	16,952	783
1971	15.9	11.4	9.2	39.2	13.0	541	31.5	17,533	800
1972	18.7	12.6	10.7	45.0	14.6	599	34.8	17,707	805
1973	20.5	13.5	11.1	39.2	9.2	656	40.7	18,187	826
1974	23.0	15.1	11.7	54.8	26.7	735	40.7	17,950	834
1975	29.0	18.2	14.1	97.5	42.5	844	48.8	18,749	855
1976	32.6	21.3	15.0	87.5	57.2	993	55.9	20,275	861
1977	38.6	24.0	17.3	128.0	52.3	1,165	55.9	20,429	870
1978	45.3	29.5	20.0	126.4	50.9	1,212	63.1	20,982	875
1979	52.2	34.8	20.4	97.0	20.5	1,403	64.6	21,656	885
1980	52.4	37.4	20.3	53.6	16.6	1,423	–	21,487	880
1981	53.2	38.6	21.0	52.4	12.9	1,414	–	21,130	878
1982	56.8	41.8	22.6	86.8	43.8	1,416	–	21,393	877
1983	59.1	43.3	23.2	121.3	62.3	1,491	51.7	22,047	884
1984	63.9	46.2	26.5	140.8	77.9	1,607	51.7	22,801	882
1985	71.4	48.3	28.0	164.4	89.5	1,756	72.6	24,154	882
1986	77.1	52.5	30.3	169.0	80.2	2,292	95.5	25,653	881
1987	83.8	55.7	33.5	168.0	89.8	2,379	95.7	26,640	882
1988	93.3	61.7	37.8	192.4	120.2	2,670	104.0	27,320	888
1989	99.1	64.7	43.5	252.4	143.7	3,000	115.3	27,631	897
1990	111.4	74.9	50.5	246.7	112.4	3,257	131.6	27,275	956
1991	117.1	80.7	57.2	276.6	120.1	3,420	132.0	28,226	973
1992	120.4	85.0	61.6	283.4	209.0	3,680	134.0	28,722	998
1993	147.1	92.7	68.2	310.8	143.9	4,230	176.8	28,241	1,006
1994	176.1	112.7	68.8	334.5	306.8	5,386	231.2	28,706	1,027
1995	208.1	133.1	73.2	109.4	204.5	6,297	265.8	29,615	1,060
1996	230.6	158.2	82.8	297.1	332.3	6,909	276.3	29,334	1,045
1997	276.0	185.3	93.3	489.2	295.5	8,765	344.2	30,446	1,044
1998	327.4	207.6	93.6	298.1	511.3	10,060	380.5	32,593	1,052
1999	372.1	223.2	91.0	395.6	500.0	11,141	410.8	34,870	1,064
2000	459.7	239.7	107.7	822.7	800.0	12,523	541.8	39,044	1,080
2001	501.3	239.7	116.4	–114.0	–115.0	11,760	216.7	39,481	981
2002	422.1	171.5	95.7	–103.0	–352.0	8,808	54.2	36,566	904
2003	381.6	164.7	100.0	249.0	–2,320.0	9,091	–	32,377	884
2004	424.9	160.5	105.1	352.8	212.3	11,023	149.6	32,820	965
2005	444.9	164.6	102.8	426.9	858.5	13,518	328.4	33,056	1,039
2006	**608.3**	**316.5**	**141.2**	**587.3**	**1,103.9**	**15,311**	**492.9**	**35,975**	**1,106**

1) as from 1997, according to IAS; 2) as from 2004 including minority interests.

index


ZERTIFIKATE AWARD 2006
Discount-Zertifikate
1. Platz

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address:
60261 Frankfurt
Telephone (+49 69) 136-20
Fax (+49 69) 28 53 89
info@commerzbank.com
www.commerzbank.com

Investor Relations
Telephone (+49 69) 136-2 22 55
Fax (+49 69) 136-2 94 92
ir@commerzbank.com

Our full annual report and
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ISSN 0414-0443
VKI02041


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